U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                            ________________

                                 FORM N-14

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1933

       Pre-Effective Amendment No. ___    Post-Effective Amendment No. ___

                     (check appropriate box or boxes)

                             ________________


Exact Name of Registrant as Specified in Charter:
FIRST PACIFIC MUTUAL FUND, INC.

Area Code and Telephone Number: (808) 988-8088


Address of Principal Executive Offices: (Number, Street, City, State, Zip Code) 2756 Woodlawn Drive, #6-201, Honolulu, Hawaii 96822

Name and Address of Agent for Service:
Terrence Lee, President; First Pacific Mutual Fund, Inc.;
2756 Woodlawn Drive, #6-201, Honolulu, Hawaii 96822


And a Copy of all communications to:

Audrey C. Talley, Esq.
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098


Approximate Date of Proposed Public Offering As soon as practicable after the effective date of the registration statement.


The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940 (File No. 33-23452); accordingly, no fee is payable herewith.
Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement (the Prospectus and Proxy Statement included herein) relates to the aforementioned registration of shares on Form N-1A (File No. 33-23452).

It is proposed that this filing will become effective thirty days after filing pursuant to Rule 488 under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


                           CROSS REFERENCE SHEET
      (AS REQUIRED BY RULE 481(a) UNDER THE SECURITIES ACT OF 1933)


Part A                                   Location in Prospectus/Proxy Statement
Item 1.
Beginning of Registration Statement      Cross Reference Sheet;  Cover Page
and Outside Front Cover Page of Prospectus

Item 2.
Beginning and Outside Back Cover         Table of Contents
Page of Prospectus

Item 3.
Synopsis and Risk Factors Synopsis       Comparison of Fees and Expenses;
                                         Synopsis; Comparison of Investment
                                         Objectives and Policies; Risks

Item 4.
Information about the Transaction        Synopsis; Reasons for the
                                         Reorganization; Comparative
                                         Information on Shareholders' Rights;
                                         Exhibit A (Agreement and Plan of
                                         Reorganization)

Item 5.
Information about the Registrant         Cover Page; Synopsis; Risks;
                                         Comparison of Investment Objectives
                                         and Policies; Comparative Information
                                         on Shareholders' Rights; Additional
                                         Information

Item 6.
Information about the Company Being      Cover Page:  Synopsis;  Risks;
Acquired                                 Comparison of Investment Objectives
                                         and Policies; Comparative Information
                                         on Shareholders' Rights; Additional
                                         Information
Item 7.
Voting Information                       Cover Page; Synopsis; Voting
                                         Information Concerning the Meeting

Item 8.
Interest of Certain Persons and Experts  Financial Statements and Experts;
                                         Legal Matters

Item 9.
Additional Information Required for      Not Applicable
Reoffering by Persons Deemed to be
Underwriters

Part B                                   Location in Statement of Additional
                                         Information
Item 10.
Cover Page                               Cover Page

Item 11.
Table of Contents                        Cover Page

Item 12.
Additional Information about the         Statement of Additional Information of
Registrant                               First Hawaii Municipal Bond Fund
                                         dated February 1, 1997

Item 13.
Additional Information about the         Statement of Additional Information of
Company Being Acquired                   Leahi Tax-Free Income Trust dated
                                         February 1, 1997

Item 14.
Financial Statements                     Incorporated by Reference


Part C

Item 15.
Indemnification                          Incorporated by Reference to Part A
                                         Caption, "Comparative Information on
                                         Shareholders' Rights-Liability and
                                         Indemnification of Trustees and
                                         Directors"

Item 16.Exhibits                         Item 16. Exhibits

Item 17.Undertakings                     Item 17. Undertakings




                         LEAHI TAX-FREE INCOME TRUST



To our Shareholders:

     Please don't be intimidated by the mass of information accompanying this letter. It contains details of a planned reorganization that would combine Leahi Tax-Free Income Trust with First Hawaii Municipal Bond Fund. Our own Board of Trustees has carefully considered all aspects of the plan and approved it as being in the best interest of Leahi's shareholders.

     We are asking you to approve this tax-free reorganization in which shareholders of Leahi would become shareholders of First Hawaii and receive the number of shares of First Hawaii which have the same value as their shares of Leahi. As you will see, the two funds have always been quite similar in goals, policies, and investment restrictions, so it is little suprise that our investment results have also been comparable. The combined fund will have combined assets of over one hundred million dollars. This will make it the second largest tax-free fund in Hawaii.
It will remain no-load.

     This action was occasioned by the proposed sale of the assets of Leahi Management Company, Inc. to First Pacific Managment Corporation of Honolulu.

     It is important that your shares be represented. Please act promptly to sign and return the card to vote in favor of the Plan. This is important whether or not you plan to attend the meeting, and does not prevent you from reconsidering your vote when you are there. For now though, please do sign and return the card.


                                         Very truly yours,

                                         \s\ Ron Kent
                                         Ron Kent, Chairman of the Board


Dated June 20, 1997





                            PRELIMINARY COPY

                         LEAHI INVESTMENT TRUST
                       Leahi Tax-Free Income Trust
                               Ward Plaza
                       210 Ward Avenue, Suite 129
                         Honolulu, Hawaii 96814


                NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON JULY 24, 1997


To our Shareholders:

     Notice is hereby given that a Special Meeting (the "Meeting") of Shareholders of Leahi Tax-Free Income Trust (the "Leahi Fund") a series of Leahi Investment Trust (the "Trust") will be held at 9:00 a.m., local time, on July 24, 1997, at the offices of Leahi Fund, Ward Plaza,
210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814, for the following purposes:

     1. To approve an Agreement and Plan of Reorganization (the "Plan"), providing for the acquisition of all of the assets of Leahi Fund by the First Hawaii Municipal Bond Fund series ("First Hawaii") of First Pacific Mutual Fund, Inc. (the "Corporation") in exchange for shares of First Hawaii. The Plan also provides for distribution of such shares of First Hawaii to shareholders of Leahi Fund in liquidation and subsequent termination of Leahi Fund and the Trust. A vote in favor of the Plan is a vote in favor of the liquidation and termination of Leahi Fund and the Trust.

     2. To consider and act upon any other business as may properly come before the Meeting or any adjournment thereof.

     The Trustees of the Trust have fixed the close of business on June 20, 1997 as the record date for the determination of shareholders of Leahi
Fund entitled to notice of and to vote at the Meeting or any adjournment thereof.


IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO SIGN AND RETURN THE ENCLOSED PROXY WITHOUT DELAY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.


June 20, 1997                 By Order of the Board of Trustees


                              \s\  Ronalad E. Kent
                              Ronald E. Kent
                              Chairman of the Board

                PROSPECTUS/PROXY STATEMENT DATED JUNE 20, 1997

                          Acquisition of Assets of

                          LEAHI TAX-FREE INCOME TRUST
                                 a series of
                            LEAHI INVESTMENT TRUST
                                 Ward Plaza
                          210 Ward Avenue, Suite 129
                            Honolulu, Hawaii 96814
                                (808) 522-7777

                       By and in Exchange for Shares of

                       FIRST HAWAII MUNICIPAL BOND FUND
                                a series of
                        FIRST PACIFIC MUTUAL FUND, INC.
                       2756 Woodlawn Drive, Suite 6-201
                            Honolulu, Hawaii 96822
                                (808) 988-8088


     Leahi Investment Trust (the "Trust") is an open-end, management investment company which currently offers one series of shares, the Leahi Tax-Free Income Trust (the "Leahi Fund"). The Leahi Fund is a non-diversified series, the objective of which is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes, consistent with preservation of capital. The Fund seeks to achieve its objective of investing primarily in municipal securities which pay interest exempt from federal and Hawaii income taxes.

     First Pacific Mutual Fund, Inc. (the "Corporation") is an open-end, management investment company which currently offers three series of shares, one of which is the First Hawaii Municipal Bond Fund ("First Hawaii").
First Hawaii is a non-diversified series, the objective of which is to provide a high level of current income exempt from federal and Hawaii state income taxes, consistent with preservation of capital. First Hawaii attempts to achieve its objective by investing primarily in a varied portfolio of investment grade municipal securities which pay interest exempt from federal and Hawaii income taxes.

     This Prospectus/Proxy Statement is being furnished to shareholders of Leahi Fund in connection with a proposed Agreement and Plan of Reorganization (the "Plan") to be submitted to shareholders of Leahi
Fund for consideration at a Special Meeting of Shareholders to be held on July 24, 1997 at 9:00 a.m. at the offices of Leahi Fund, Ward Plaza, 210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814, and any adjournments thereof
(the "Meeting"). The Plan provides for all of the assets of Leahi Fund to be acquired by First Hawaii in exchange for shares of First Hawaii (hereinafter referred to as the "Reorganization"). Following the Reorganization, shares of First Hawaii will be distributed to shareholders of Leahi Fund in liquidation of Leahi Fund and Leahi Fund and the Trust will be terminated. As a result of the proposed
Reorganization, shareholders of the Leahi Fund will receive that number of full and fractional shares of First Hawaii having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Leahi Fund.

     The Prospectus/Proxy Statement sets forth concisely information about First Hawaii that shareholders of Leahi Fund should know before voting on the Reorganization. This Prospectus/Proxy Statement is accompanied by the Prospectus of First Hawaii dated February 1, 1997, which Prospectus is incorporated by reference herein. The Annual and Semi-Annual Reports of First Hawaii for the fiscal year ended September 30, 1996 and the semi-annual period ended March 31, 1997, respectively are incorporated herein by reference in their entirety. The Prospectus of Leahi Fund dated
February 1, 1997, the Annual Report to Shareholders of Leahi Fund for the fiscal year ended September 30, 1996 and the Semi-Annual Report to Shareholders of Leahi Fund for the six-month period ended March 31, 1997 and the Statement of Additional Information of First Hawaii, dated
February 1, 1997 have been filed with the Securities and Exchange Commission
(SEC), are incorporated herein by reference and are available without charge upon written request to Leahi Management, Inc., Ward Plaza, 210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814 or by calling toll free 1-800-354-9641 (inter-island). The Statement of Additional Information of Leahi Fund dated February 1, 1997 is also available upon request and without charge by writing Leahi Management, Inc. at the aforementioned address and/or by calling the aforementioned telephone number.

     A Statement of Additional Information dated June 20, 1997, relating to this Prospectus/Proxy Statement and the Reorganization, which includes the financial statements of First Hawaii dated September 30, 1996 and March 31, 1997 and the financial statements of Leahi Fund dated September 30, 1996 and March 31, 1997 has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing First Pacific Management Corporation, 2756 Woodlawn Drive, Suite 6-201, Honolulu, Hawaii 96822 or by calling toll free 1-800-354-9654 (inter-island).

     Included as Exhibit A of this Prospectus/Proxy Statement is a copy of the Plan.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                             TABLE OF CONTENTS

                                                                       Page

COMPARISON OF FEES AND EXPENSES. . . . . . . . . . . . . . . . . .

SYNOPSIS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Proposed Plan of Reorganization . . . . . . . . . . . . . . . . .
     Tax Consequences. . . . . . . . . . . . . . . . . . . . . . . . .
     Investment Objectives and Policies. . . . . . . . . . . . . . . .
     Comparative Performance Information of Each Fund. . . . . . . . .
     Management of the Funds . . . . . . . . . . . . . . . . . . . . .
     Investment Advisers . . . . . . . . . . . . . . . . . . . . . . .
     Portfolio Management. . . . . . . . . . . . . . . . . . . . . . .
     Distribution of Shares. . . . . . . . . . . . . . . . . . . . . .
     Purchase and Redemption Procedures. . . . . . . . . . . . . . . .
     Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . .

RISKS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

REASONS FOR THE REORGANIZATION . . . . . . . . . . . . . . . . . . . .

COMPARISON OF INVESTMENT OBJECTIVE AND POLICIES. . . . . . . . . . . .

COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS. . . . . . . . . . . .
     Form of Organization. . . . . . . . . . . . . . . . . . . . . . .
     Capitalization. . . . . . . . . . . . . . . . . . . . . . . . . .
     Shareholder Liability . . . . . . . . . . . . . . . . . . . . . .
     Shareholder Meetings and Voting Rights. . . . . . . . . . . . . .
     Liquidation or Dissolution. . . . . . . . . . . . . . . . . . . .
     Liability and Indemnification of Trustees and Directors . . . . .

ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .

VOTING INFORMATION CONCERNING THE MEETING. . . . . . . . . . . . . . .

FINANCIAL STATEMENTS AND EXPERTS . . . . . . . . . . . . . . . . . . .

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OTHER BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . .

AGREEMENT AND PLAN OF REORGANIZATION . . . . . . . . . . . . . . . . .  A-1

PERFORMANCE OVERVIEW . . . . . . . . . . . . . . . . . . . . . . . . .  B-1

                      COMPARISON OF FEES AND EXPENSES

     The amounts for First Hawaii and Leahi Fund set forth in the following tables and examples are based on the expenses for the fiscal year ended September 30, 1996. All amounts are adjusted for voluntary expense waivers. The amounts for First Hawaii pro forma are based on what the combined expenses would have been for the twelve months ending March 31, 1997.

     The following tables show for First Hawaii and Leahi Fund the shareholder transaction expenses and annual fund expenses associated with an investment in the shares of each fund.

Shareholder Transaction Expenses                 First Hawaii       Leahi

   Sales Load Imposed on Purchases                  None            None
   Sales Load Imposed on Reinvested Dividends       None            None
   Contingent Deferred Sales Load                   None            None
   Redemption Fees                                  None            None
   Exchange Fees                                    None            None


Annual Fund Operating Expenses
   (as a percentage of average net assets)

   Management Expenses                              0.50%           0.50%
   Shareholder Servicing Costs                      0.10%           0.07%
   12b-1 Fees After Waiver                          0.11% 1         0.06% 3
   Other Expenses                                   0.27%           0.22%

       Total Operating Costs After Waiver           0.98% 2         0.85% 4


1   The Hawaii Fund's 12b-1 Plan provides that the Hawaii Fund may incur costs not to exceed .25% per annum of the Hawaii Fund's average net assets for the distribution of Fund shares. The Distributor has waived a portion of the Hawaii Fund's fees during the year ended 09/30/96. Such waivers may cease at any time.

2   Ratio of expenses to average net assets after the reduction of custodian fees under a custodian arrangement were .95%.

3   12b-1 fees were paid by Leahi Fund during this period for $10,791 reimbursing expenses incurred in fiscal year 1993 and $17,617 reimbursing expenses incurred in fiscal year 1994. The maximum amount which could have been paid by Leahi Fund was 0.25% of average net assets.

4   Ratio of expenses to average net assets after the reduction of custodian fees under a custodian arrangement were .84%.

Shareholder Transaction Expenses                     First Hawaii Pro Forma

   Sales Load Imposed on Purchases                          None
   Sales Load Imposed on Reinvested Dividends               None
   Contingent Deferred Sales Load                           None
   Redemption Fees                                          None
   Exchange Fees                                            None

Annual Fund Operating Expenses
   (as a percentage of average net assets)

   Management Expenses                                      0.50%
   Shareholder Servicing Costs                              0.10%
   12b-1 Fees After Waiver                                  0.09% 5
   Other Expenses                                           0.18% 6

       Total Operating Costs After Waiver                   0.87% 6


5   Assumes waiver of distribution fees.  The Hawaii Fund's 12b-1 Plan provides that the Hawaii Fund may incur costs not to exceed .25% per annum of the Hawaii Fund's average net assets for the distribution of Fund shares.

6   Ratio of expenses to average net assets after the reduction in custodian fees by earning credits for univested cash balances remaining with the custodian would be .85%. There can be no assurances that this arrangement will remain effective. In such case, Other Expenses would be increased by the value of the custody credits, however, First Hawaii has agreed to limit its expenses to .85% for the two years following Closing of the Reorganization.


EXAMPLES

     The following tables show for each fund, and for First Hawaii, pro forma assuming consummation of the Reorganization, examples of the cumulative effect of shareholder transaction expenses and annual fund operating expenses indicated above on a $1,000 investment in the fund for the periods specified, assuming (i) a 5% annual return, and (ii) redemption at the end of each period.

                          One        Three         Five        Ten
                         Year        Years         Years       Years

First Hawaii             $10          $31          $54         $120

Leahi Fund                $9          $27          $47         $104

First Hawaii Pro Forma    $9          $28          $48         $107


     The purpose of the foregoing examples is to assist Leahi Fund shareholders in understanding the various costs and expenses that an investor in First Hawaii, as a result of the Reorganization, would bear directly and indirectly, as compared with the various direct and indirect expenses currently borne by a shareholder in Leahi Fund. These examples should not be considered a representation of past or further expenses or annual returns. Actual expenses may be greater or less than those shown. Moreover, while the example assumes a 5% annual return, a fund's actual performance will vary and may result in actual returns greater or less than 5%.

                                 SYNOPSIS

THIS SYNOPSIS IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THE PROSPECTUS/PROXY STATEMENT, THE PROSPECTUS OF
FIRST HAWAII MUNICIPAL BOND FUND DATED FEBRUARY 1, 1997 AND THE PROSPECTUS OF LEAHI TAX-FREE INCOME TRUST DATED FEBRUARY 1, 1997 (WHICH ARE INCORPORATED HEREIN BY REFERENCE) AND THE PLAN, A FORM
OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A. SHAREHOLDERS SHOULD READ THE ENTIRE PROSPECTUS/PROXY STATEMENT CAREFULLY.


GENERAL

     This Prospectus/Proxy Statement is furnished by the Trustees of the Leahi Investment Trust (the "Trust") in connection with the solicitation of proxies for use at a Special Meeting of Shareholders (the "meeting") of Leahi
Tax-Free Income Trust ("Leahi Fund") to be held at 9:00 a.m. on July 24, 1997 at Ward Plaza, 210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814. The purpose of the Meeting is to approve the Plan whereby all of the assets of Leahi Fund will be acquired by First Hawaii, in exchange solely for shares of common stock of First Hawaii, and such other business as may properly come before the Meeting or any adjournment thereof.

     Approval of the Plan requires the affirmative vote of a majority of shares of Leahi Fund outstanding and entitled to vote. Approval of the Plan by the shareholders of First Hawaii is not required and the Plan is not being submitted for their approval.

PROPOSED PLAN OF REORGANIZATION

     The Plan provides for the transfer of all of the assets of Leahi Fund in exchange for shares of First Hawaii. (The Leahi Fund and First Hawaii each may also be referred to in this Prospectus/Proxy Statement as a "Fund" and together, as the "Funds"). The Plan also calls for the distribution of shares of First Hawaii to Leahi Fund shareholders in liquidation of Leahi Fund as part of the Reorganization. As a result of the Reorganization, the shareholders of Leahi Fund will become the owners of that number of full and fractional shares of First Hawaii having an aggregate net asset value equal to the aggregate net asset value of the shareholder's shares of Leahi Fund as of the close of business on the date that Leahi Fund's assets are exchanged for shares of First Hawaii.

     The Trustees of the Trust, including the Trustees who are not "interested persons," as such term is defined in the 1940 Act (the "Independent Trustees"), have concluded that the Reorganization would be in the best interests of shareholders of Leahi Fund and that the interests of the shareholders of Leahi Fund will not be diluted as a result of the transactions contemplated by the Reorganization. Accordingly, the Trustees have submitted the Plan for the approval of Leahi Fund's shareholders.
THE BOARD OF TRUSTEES OF THE TRUST RECOMMENDS APPROVAL BY
SHAREHOLDERS OF THE LEAHI FUND OF THE PLAN EFFECTING THE
REORGANIZATION.

     The Board of Directors of the Corporation has also approved the Plan and Reorganization.

TAX CONSEQUENCES

     Prior to or at the completion of the Reorganization, Leahi Fund will have received an opinion of counsel that the Reorganization has been structured so that no gain or loss will be recognized by Leahi Fund or its shareholders for federal income tax purposes as a result of the receipt of shares of First Hawaii in the Reorganization. The holding period and aggregate tax basis of the First Hawaii shares that are received by Leahi Fund shareholders will be the same as the holding period and aggregate tax basis of shares of Leahi
Fund previously held by such shareholders. In addition, the holding period and tax basis of the assets of Leahi Fund in the hands of First Hawaii as a result of the Reorganization will be the same as in the hands of Leahi Fund immediately prior to the Reorganization and no gain or loss will be recognized by First Hawaii upon the receipt of the assets of Leahi Fund in exchange for shares of First Hawaii.

INVESTMENT OBJECTIVES AND POLICIES OF FIRST HAWAII AND LEAHI FUND

     The investment objective of First Hawaii is to provide a high level of current income exempt from federal and Hawaii state income taxes, consistent with preservation of capital. The Fund attempts to achieve its objective by investing primarily in a varied portfolio of investment grade municipal securities which pay interest exempt from federal and Hawaii income taxes. The Fund invests its assets in a varied portfolio of investment grade municipal securities which are general obligation and revenue bonds and notes issued by or on behalf of the State of Hawaii and its political subdivisions, agencies and instrumentalities, certain interstate agencies and certain territories of the United States, the interest on which, in the opinion of bond counsel or other counsel to the issuer of such securities, is exempt from federal and Hawaii state income taxes. In normal circumstances up to 100%, but not less than 80%, of the Fund's net assets will be invested in the foregoing types of municipal securities.

     The investment objective of Leahi Fund is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes, consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities which pay interest exempt from federal and Hawaii income taxes. The Fund seeks to achieve its objective by investing primarily in municipal securities which pay interest that is exempt from federal and Hawaii income taxes ("Hawaii Municipal Securities"). Hawaii Municipal Securities include general obligation and revenue bonds and notes of issuers located in Hawaii, as well as obligations issued by or under the authority of Guam, Puerto Rico, and the Virgin Islands. The Fund expects that at least a majority of its assets will be invested in municipal securities of issuers located in Hawaii.

COMPARATIVE PERFORMANCE INFORMATION OF EACH FUND

     The current yield and total return quotations set forth below are based on standardized methods of computing performance established by the Securities and Exchange Commission. Current yield is determined by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders during the 30-day base period. The yields for the Funds for the 30-day periods ending September 30, 1996 and March 31, 1997 are set forth below:

                                Month Ended          Month Ended
                                  9/30/96             03/31/97

First Hawaii                       4.64%                4.49%
Leahi Fund                         4.50%                4.47%

     The average annual total return is determined by multiplying a hypothetical initial purchase order of $1,000 by the average annual compound rate of return (including capital appreciation/depreciation and dividends and distributions paid and reinvested) for the stated period less any fees charged to all shareholder accounts and annualizing the result. The calculation assumes that all dividends and distributions are reinvested at the public offering price on the reinvestment dates during the period. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees.

                   One Year       Five Years      Since Inception    Inception
                 Ended 9/30/96   Ended 9/30/96      to 9/30/96          Date

First Hawaii        5.62%           6.52%             7.20%           11/23/88
Leahi Fund          5.05%           6.82%             7.47%           10/26/87

     For a discussion of First Hawaii's performance during the fiscal year ended September 30, 1996, see the First Hawaii Annual Report. For a discussion of Leahi Fund's performance during the fiscal year ended September 30, 1996, see "Discussion of Fund Performance" in Leahi Fund's Prospectus.

MANAGEMENT OF THE FUNDS

     The overall management and supervision of First Hawaii is the responsibility of the Corporation's Board of Directors. Similarly, the overall management and supervision of Leahi Fund is the responsibility of the Trust's Board of Trustees. For a discussion of the responsibilities of the Corporation's Board of Directors, see "Officers and Directors" in First Hawaii's Prospectus. For a discussion of the responsibilities of the Trust's Board of Trustees, see "Management of the Fund" in Leahi Fund's Prospectus.

INVESTMENT ADVISERS

     First Pacific Management Corporation ("FPMC") is First Hawaii's Investment Manager. The Investment Manager was organized in 1988. The annual management fee for the Fund is .50% of average daily net assets. The
Manager also provides the Fund with certain shareholder services for an annual fee of .10% of average daily net assets. Louis D'Avanzo is the portfolio manager for the Fund.

     Leahi Management Company, Inc. ("LMCI") is Leahi Fund's Investment Manager. The Investment Manager was organized in 1987. The annual management fee for the Fund is .50% of average daily net assets. Dianne
J. Qualtrough is the portfolio manager for the Fund. For a discussion of the investment managers and portfolio managers for each Fund, see "Investment Manager" in First Hawaii Prospectus and "Management of the Fund" in
Leahi Fund Prospectus.

DISTRIBUTION OF SHARES

     First Pacific Securities is the distributor of First Hawaii shares. The Fund and its shareholders have adopted a distribution plan pursuant to Rule 12b-1 of the Investment Company Act of 1940 which provides that the Fund may spend up to .25% of its average daily net assets in connection with the Fund's activities as a distributor of its shares.

     The principal distributor for shares of Leahi Fund is Linsco/Private Ledger Corp. The Fund has adopted a plan pursuant to Rule 12b-1 under the 1940 Act whereby it may reimburse the Investment Manager, LMCI, each month up to a maximum of 0.25% per annum of the Fund's average daily net assets for actual expenses incurred in the promotion and marketing of the Fund's shares, including expenses of the Distributor which are paid by the Investment
Manager.  For a discussion of First Hawaii's distributor see "Purchasing
Shares of the Fund" and "The Distribution Plan" in First Hawaii
Prospectus. For a discussion of Leahi Fund's distributor see "How to Invest in the Fund" and "General Information" in Leahi Fund Prospectus.

PURCHASE AND REDEMPTION PROCEDURES

     The minimum initial investment for Hawaii Fund is $1,000 with a $100 minimum for subsequent investments; less in certain circumstances. Shares are sold at net asset value. Shares may be redeemed at net asset value next determined. The Fund may require involuntary redemption of shares if the value of an account is less than $500.

     The minimum initial investment in Leahi Fund is $1,000. Subsequent investments must be at least $50. Shares are sold at net asset value. The redemption price is the net asset value next determined after the shares are tendered for redemption. Leahi Fund may require involuntary redemption of shares if the value of an account is less than $750.

     For a discussion of how the shares of First Hawaii may be purchased and redeemed and how the offering price of the shares is determined, see "Purchasing Shares of the Fund", "Redemption of Shares," and "Net Asset Value" in First Hawaii's Prospectus. For a discussion of how the shares of Leahi Fund may be purchased and redeemed and how the offering price of the shares is determined, see "How to Invest in the Fund", "How to Sell or Redeem an Investment in the Fund" and "How the Fund's Per Share Value is Determined" in Leahi Fund's Prospectus.

DIVIDEND POLICY

     Distributions from net investment income are declared daily and paid monthly for First Hawaii and Leahi Fund, respectively. Capital gains, if any, are distributed annually for each Fund. Each Fund reinvests distributions in additional shares of the respective Fund, unless a shareholder elects otherwise.

     After the Reorganization, shareholders of Leahi Fund that have elected to have their distributions reinvested will have distributions from First Hawaii invested in shares of First Hawaii.

     Each Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code and has qualified for such treatment for its fiscal year ended September 30, 1996. As such, the Funds will not pay any income or excise taxes on income and capital gains distributed to shareholders.

     For a discussion of First Hawaii's policy with respect to dividends and distributions and tax consequences of an investment in shares of the Fund, see "Distributions from the Fund" and "Tax Status" in First Hawaii's Prospectus. For a discussion of Leahi Fund's policy with respect to dividends and distribution and tax consequences of an investment in shares of the Fund, see "Distributions and Tax Information" in Leahi Fund's Prospectus.


                                   RISKS

     Since the investment objectives and policies of each fund are substantially similar, the risks involved in investing in each Fund's shares are similar. Subject to certain limitations, First Hawaii may lend its portfolio securities. These investments entail certain risks.
In the event of the bankruptcy of a borrower of Fund portfolio securities, the Fund could experience delays in recovering either the securities loaned or its cash. To the extent that the value of the securities loaned has increased or the value of the collateral held by a fund has decreased, the Fund could experience a loss. Tax-exempt securities may be adversely affected by local political and economic conditions and developments within the State which adversely affect issuers of such tax-exempt securities. Adverse conditions in the State of Hawaii's significant industries could have a correspondingly adverse effect on specific issuers within the State or on anticipated revenue of the State.

     Leahi Fund invests solely in securities which, at the time of purchase, are either rated within the four highest grades assigned by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("S&P") or, if unrated, are judged by its investment manager to be of comparable quality. First Hawaii may invest up to 10% of its assets in bonds rated BB by S&P or Ba by Moody's. Lower grade municipal securities are generally regarded as having predominantly speculative capacity to pay interest and repay principal in accordance with their terms.


                      REASONS FOR THE REORGANIZATION

     At a meeting of the Board of Trustees of Leahi Fund held on May 8, 1997, the Board considered and approved the Reorganization as in the best interests of the Fund and its shareholders in light of the transactions contemplated by the Asset Purchase Agreement and determined that the interests of existing shareholders of Leahi Fund will not be diluted as a result of the transactions contemplated by the Reorganization.

     Under the terms of an agreement between LMCI and FPMC (the "Asset Purchase Agreement"), FPMC will acquire substantially all of the assets and operations of LMCI related to Leahi Fund. FPMC is a privately held company, of which Terrence Lee, president of First Hawaii, is the majority shareholder. The approval of the shareholders of Leahi Fund of the Reorganization is a condition to the consummation of the transaction between FPMC and LMCI. Mr. Kent, as the principal shareholder of LMCI, will receive a majority of the purchase price for LMCI upon consummation of the sale of its assets, and Ms. Qualtrough, as the owner of an interest in LMCI, will also receive compensation in the transaction. The transactions contemplated by the Asset Purchase Agreement have been structured to comply with Section 15 (f) under the Investment
Company Act of 1940 which provides that an investment adviser (such as LMCI) of a registered investment company (such as Leahi Portfolio) may receive any amount or benefit in connection with a sale of securities of or any other interest in the investment adviser which results in an assignment of an investment advisory contract or the change in control of or identity of the investment adviser so long as for (1) a period of three years thereafter at least 75% of the Trustees are independent with respect to the new adviser and the previous adviser and (2) there is not imposed any "unfair burden" on the investment company as a result of such transaction or any express or implied terms, conditions or understandings applicable therto.

     In approving the Plan, the Trustees reviewed various factors about the Funds and the proposed Reorganization. There are substantial similarities between Leahi Fund and First Hawaii. Specifically, Leahi Fund and First
Hawaii have substantially similar investment objectives and policies and comparable risk profiles. The Board also evaluated potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved in the future following a reorganization with First Hawaii. There can be no assurance that any economies of scale or other benefits will be realized. Additionally, the Board considered the composition of the staff of the investment manager and concluded that the administrative operations of First Hawaii's management staff complemented the needs of Leahi Fund for growth and operational efficiency. Both investment managers to First Hawaii and Leahi Fund believe that the proposed Reorganization would be in the best interests of each Fund and its shareholders.

     The Board of Trustees considered a variety of factors related to the Reorganization, including but not limited to (1) the terms and conditions of the Plan of Reorganization and the anticipated effect of the Reorganization on per-share expenses and costs of Leahi Portfolio; (2) whether the proposed Reorganization would achieve economies of scale for Leahi Portfolio and benefit its shareholders by promoting more efficient operations and enabling greater diversification of investments; (3) whether the interests of the shareholders of Leahi Portfolio would be diluted as a result of the transactions contemplated by the proposed Reorganization, especially the expenses of the Reorganization; (4) whether the investment objectives, policies and restrictions of Leahi Portfolio and First Hawaii are compatible; (5) the relative, comparative past growth in assets,investment performance and expenses of Leahi Portfolio and First Hawaii; (6) the investment advisory and other services to be provided by FPMC and information regarding its personnel and financial condition; (7) the governance and management of First Pacific; (8) the distributor, custodian, transfer agent, accountants and counsel for First Hawaii; (9) the future prospects of Leahi Portfolio if the proposed Reorganization were not effected; (10) whether the proposed Reorganization would result in the recognition of any gain or loss for federal income tax purposes either to Leahi Portfolio or First Hawaii or their shareholders; and
(11) alternatives to the proposed Reorganization, including liquidation and other possible merger candidates.

     The Trustees also considered that there are alternatives available to shareholders of Leahi Fund, including the ability to redeem their shares, as well as the option to vote against the Reorganization. If the Plan is not approved by shareholders of Leahi Fund, the Trustees may consider other appropriate action that is in the best interests of Leahi Fund and its shareholders.

THE TRUSTEES OF LEAHI FUND RECOMMEND THAT THE SHAREHOLDERS OF
THE LEAHI FUND APPROVE THE PROPOSED REORGANIZATION.

AGREEMENT AND PLAN OF REORGANIZATION

     The following summary is qualified in its entirety by reference to the Plan (Exhibit A hereto).

     The Plan provides that First Hawaii will acquire all of the assets of Leahi Fund in exchange for shares of First Hawaii. The number of full and fractional shares of First Hawaii to be received by the shareholders of Leahi Fund will be determined by dividing the value of the assets of Leahi Fund to be acquired, by the per share value of First Hawaii and Leahi Fund, computed as of the close of regular trading on the NYSE on the Closing Date. The net asset value per share of each Fund will be determined by dividing assets, ess liabilities, by the total number of outstanding shares.

     Bank Boston, N.A. the custodian for Leahi Fund and Union Bank of California, N.A. the custodian for First Hawaii, will compute the value of the Funds' respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the Prospectus and Statement of Additional Information of the respective fund, Rule 22c-1 under the 1940 Act, and with the interpretations of such rule by the SEC's Division of Investment Management.

     At or prior to the Closing Date, Leahi Fund shall have declared a dividend or dividends and distribution or distributions which, together with all previous dividends and distributions, shall have the effect of distributing to Leahi Fund's shareholders (in shares of Leahi Fund, or in cash, as the shareholder has previously elected) all of Leahi Fund's investment company taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable years ending on or prior to the Closing Date (after reductions for any capital loss carry forward).

     As soon after the Closing Date as conveniently practicable, Leahi Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of First Hawaii received by Leahi Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of Leahi Fund's shareholders on the share records of First Hawaii's transfer agent. Each account will represent the respective pro rata number of full and fractional Leahi shares of First Hawaii due to Leahi Fund's shareholders. All issued and outstanding shares of Leahi Fund, including those represented by certificates, will be canceled. First Hawaii does not issue share certificates to shareholders. The shares of First Hawaii to be issued will have no preemptive or conversion rights. After such distribution and the winding up of its affairs, Leahi
Fund and the Trust will be terminated, and expect to file with the SEC an application for deregistration as a regulated investment company.

     Every shareholder of Leahi Fund will own First Hawaii shares immediately after the reorganization that, except for rounding, will be equal to the value of that shareholder's shares of Leahi Fund immediately prior to the reorganization. Moreover, because shares of First Hawaii will be issued at net asset value in exchange for net assets of Leahi Fund that, except for rounding, will equal the aggregate value of those shares, the net asset value per share of First Hawaii will be unchanged. Thus, the reorganization will not result in a dilution of the value of any shareholder account. The reorganization may substantially reduce the percentage of ownership of a Leahi Fund's shareholder below such shareholder's current percentage of ownership in Leahi Fund because, while such shareholder will have the same dollar amount invested initially in First Hawaii that he or she had invested in Leahi Fund, his or her investment will represent a smaller percentage of the combined net assets of First Hawaii and Leahi Fund.

     The reasons that the Reorganization was proposed are described above under "Reasons for the Reorganization."

     The consummation of the Reorganization is subject to the conditions set forth in the Plan, including approval by Leahi Fund's shareholders, the election of two individuals who currently serve as Trustees of the Trust, or other persons satisfactory to the Trust and the Corporation, to the Board of the Corporation, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to those matters referred to in "Federal Income Tax Consequences" below. Notwithstanding approval of Leahi Fund's shareholders, the Plan may be terminated (a) by the mutual agreement of Leahi Fund and First Hawaii; or (b) at or prior to the Closing Date by either party
(i) because of a material breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

     The expenses of Leahi Fund in connection with the Reorganization (including the cost of any proxy soliciting agents) will be borne by Leahi Investment Management and the expenses of First Hawaii will be borne by First Pacific Management Corporation whether or not the Reorganization is consummated.

FEDERAL INCOME TAX CONSEQUENCES

     The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. As a condition to the closing of the Reorganization, Leahi Fund will receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

     (1) The transfer of all of the assets of Leahi Fund solely in exchange for shares of First Hawaii and the distribution of First Hawaii's shares by Leahi Fund in dissolution and liquidation of shares by Leahi Fund, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code;

     (2) No gain or loss will be recognized by Leahi Fund or its shareholders on the transfer of all of its assets to First Hawaii solely in exchange for First Hawaii shares or upon distribution of First Hawaii shares to Leahi Fund's shareholders in exchange for their shares of the Fund;

     (3) The tax basis of the assets transferred will be the same to First Hawaii as the tax basis of such assets to Leahi Fund immediately prior to the Reorganization, and the holding period of such assets in the hands of First Hawaii will include the period during which the assets were held by Leahi Fund;

     (4) No gain or loss will be recognized by First Hawaii upon the receipt of the assets from Leahi Fund solely in exchange for the shares of First Hawaii.

     (5) No gain or loss will be recognized by Leahi Fund's shareholders upon the issuance of the shares of First Hawaii to them, provided they receive solely such shares (including fractional shares) in exchange for their shares of Leahi Fund; and

     (6) The aggregate tax basis of the shares of First Hawaii including any fractional shares, received by each of the shareholders of Leahi Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of Leahi Fund held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of First Hawaii, including fractional shares, received by each such shareholder will include the period during which the shares of Leahi Fund exchanged therefor were held by such shareholder.

     Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, each Leahi Fund shareholder would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Leahi Fund shares and the fair market value of First Hawaii shares he or she received. Shareholders of Leahi Fund should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances.
Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of Leahi Fund should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

     It is not anticipated that it will be necessary that the securities of the combined portfolio be sold in significant amounts in order to comply with the policies and investment practices of First Hawaii.

PRO-FORMA CAPITALIZATION AND RATIOS

     The following table sets forth the capitalization of First Hawaii and Leahi Fund as of March 31, 1997 and on a pro-forma combined capitalization basis as of that date, as if the Reorganization had occurred on that date.


                                                             Pro Forma
                             First Hawaii     Leahi Fund      Combined

Net Assets                   $54,886,135     $48,390,483     $103,276,618

Net Asset Value per Share      $10.82          $13.59           $10.82

Shares Outstanding            5,070,859       3,559,886        9,541,607

     The following table shows the ratio of expenses to average net assets and the ratio of net investment income to average net assets of First Hawaii for the six month period ended March 31, 1997 and of Leahi Fund for the six month period ended March 31, 1997. The ratios are annualized and are also shown on a pro forma combined basis.

                                                             Pro Forma
                            First Hawaii      Leahi Fund      Combined

Ratio of expenses to            0.97%           0.83%           0.87%
   average net assets


Ratio of net investment         4.94%           5.08%           5.06%
   income to average net assets


INFORMATION ABOUT FIRST HAWAII

FINANCIAL INFORMATION


                           FINANCIAL HIGHLIGHTS

     For additional condensed financial information about First Hawaii, see Exhibit B to this Prospectus/Proxy Statement and "Financial Highlights" in First Hawaii Prospectus, which accompanies this Prospectus/Proxy Statement. The following financial highlights contain selected data for a share outstanding, total return, ratios to average net assets and other supplemental data for the period presented.

                                                           Six Months
                                        Year Ended            Ended
                                          9/30/96            03/31/97

Net asset value
  Beginning of period                      $10.84             $10.89

Income from investment operations
  Net investment income                       .55                .27
  Net gain (loss) on securities (unrealized)  .05               (.07)

   Total from investment operations           .60                .20

Less distributions
  Dividends from net investment income       (.55)              (.27)

  End of period                            $10.89             $10.82

 Total Return                                5.62%              3.66% (b)

Ratios/Supplemental Data
  Net assets, end of period (in 000's)    $54,165            $54,866

Ratio of expenses to average net assets
  Before expense reimbursements               .98% (a)           .97% (b)
  After expense reimbursements                .98% (a)           .97% (a) (b)

Ratio of net investment income to average net assets
  Before expense reimbursements              5.03%              4.94% (b)
  After expense reimbursements               5.03%              4.94% (b)

Portfolio turnover                          15.16%              1.64%

(a) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian arrangement were .95% in 1996 and 1997.
(b)  Annualized.


             COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

     The following discussion is based upon and qualified in its entirety by the descriptions of the respective investment objectives, policies and restrictions set forth in the respective Prospectuses and Statements of Additional Information of the Funds. For a discussion of First Hawaii's investment objective and policies and risk factors associated with an investment in First Hawaii, see "Prospectus Summary," "Investment Objective and Policies," "Municipal Securities" and "Investment Practices" in
First Hawaii Prospectus. First Hawaii's Prospectus also offers an additional Fund advised by FPMC. The additional Fund is not involved in the Reorganization, its investment objective, policies and restrictions are not discussed in this Prospectus/Proxy Statement and its shares are not offered hereby.

     First Hawaii's investment objective is to provide a high level of current income exempt from federal and Hawaii state income taxes, consistent with preservation of capital. There can be no assurance that the Fund will achieve its investment objective.

     First Hawaii will generally invest its assets in a varied portfolio of investment grade municipal securities which are general obligation and revenue bonds and notes issued by or on behalf of the State of Hawaii and its political subdivisions, agencies and instrumentalities, certain interstate agencies and certain territories of the United States, the interest on which, in the opinion of bond counsel or other counsel to the issuer of such securities, is exempt from federal and Hawaii state income taxes. In normal circumstances up to 100%, but not less than 80%, of the Fund's net assets will be invested in the foregoing types of municipal securities. The foregoing is a fundamental policy and cannot be changed without shareholder approval. First Hawaii may invest up to 10% of its assets in bonds rated BB or Ba grade municipal securities. The lowest quality municipals in which First Hawaii will invest are those rated BB by S&P, Ba by Moody's or which are unrated, but judged by the Investment Manager to be of equivalent quality. When FPMC determines during periods of adverse market conditions, including when Hawaiian tax exempt securities are unavailable, the Fund may invest up to 20% of the value of its net assets for temporary defensive purposes in money market instruments the interest of which may be subject to federal, state or local income tax.

     For a discussion of Leahi Fund's investment objective and policies and risk factors associated with an investment in Leahi Fund, see "Objectives and Investment Approach of the Fund" in Leahi Fund Prospectus.

     The investment objective of Leahi Fund is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes, consistent with preservation of capital. Leahi Fund seeks to achieve its objective by investing primarily in municipal securities which pay interest that is exempt from federal and Hawaii income taxes ("Hawaii Municipal Securities"). Hawaii Municipal Securities include general obligation and revenue bonds and notes of issuers located in Hawaii, as well as obligations issued by or under the authority of Guam, Puerto Rico, and the Virgin Islands. The Fund expects that at least a majority of its assets will be invested in municipal securities of issuers located in Hawaii. There are no limitations on the maturities of the securities which the Fund may purchase. There is no assurance that Leahi Fund's objective will be achieved.

     Leahi Fund invests solely in securities which, at the time of purchase are either rated within the four highest grades assigned by Moody's or S&P or, if unrated, are judged by LMCI, the Fund's investment manager, to be of comparable quality to such rated securities. Municipal obligations rated in the fourth highest grade are considered by such rating agencies to have some speculative characteristics and thus may present investment risks not present in more highly rated obligations.

     For temporary defense purposes only, Leahi Fund may invest up to 100% of its assets in (i) obligations issued or guaranteed by the full faith and credit of the U.S. Government, its agencies, instrumentalities or authorities, highest rated commercial paper, certificates of deposit of domestic banks with assets of $1 billion or more, and repurchase agreements (subject to the limitations described below), the interest on which is subject to federal, and may be subject to Hawaii, income taxes; and
(ii) securities the interest on which is exempt from regular federal income taxes but not Hawaii's income taxes, such as municipal securities issued by other states and their agencies and instrumentalities.

              COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

FORM OF ORGANIZATION

     For a discussion of the organization of First Hawaii see "General Information and History" in First Hawaii Prospectus. The Corporation is an open-end management investment company registered with the SEC under the 1940 Act, which offers multiple series of shares. First Hawaii is a non-diversified series of the Corporation, which was organized as a Maryland corporation. For a discussion of the organization of Leahi Fund see
"General Information" in Leahi Fund Prospectus. The Trust is an open-end management investment company registered with the SEC under the 1940 Act. Leahi Fund is a non-diversified series of the Trust, which was organized as a Massachusetts business trust.

CAPITALIZATION

     For a discussion of the capitalization and voting rights of shareholders of First Hawaii see "General Information and History" in First Hawaii Prospectus. The Corporation has a present authorized capitalization of 100,000,000 shares of $.01 par value common stock, of which, 20,000,000 shares have been allocated to First Hawaii. All shares have like rights and privileges. Each full and fractional share, when issued and outstanding, has (1) equal voting rights with respect to matters which affect the respective series and (2) equal distribution and redemption rights with respect to matters which affect the respective series and (3) equal dividend, distribution and redemption rights to assets of the respective series.
Shares when issued are fully paid and nonassessable. The Corporation may create other series of stock but will not issue any senior securities. Shareholders do not have pre-emptive or conversion rights. These shares have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors can elect 100% of the Directors, if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting will not be able to elect any Directors. For a discussion of the capitalization and voting rights of shareholders of Leahi Fund see "General Information" in Leahi Fund Prospectus. The Trust may issue an unlimited number of full and fractional shares of beneficial interest with a par value of $.01, which may be issued in any number of series. Leahi Fund is the first, and currently only, series being offered to the public, although the Board of Trustees may authorize and issue other series, the assets and liability of which would be separate and distinct from any other series. Shares issued by the Fund have no preemptive, conversion, or subscription rights. Shareholders have equal and exclusive rights as to dividends and distributions as declared by the Fund and to the net assets of the Fund upon liquidation or dissolution. Voting rights are not cumulative, so that the holders of more than 50% of the shares voting in any election of Trustees can, if they so choose, elect all of the Trustees.

SHAREHOLDER LIABILITY

     Under Massachusetts Law, shareholders of a business trust could, under certain circumstances, be held personally liable for the obligations of the business trust. However, the Declaration of Trust of the Trust under which Leahi Fund was established disclaims shareholder liability for acts or obligations of the series and require that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by Leahi Fund or the Trustees. The Declaration of Trust provides for indemnification out of the series' property for all losses and expenses of any shareholder held personally liable for the obligations of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the series or the trust itself would be unable to meet its obligations.

SHAREHOLDER MEETINGS AND VOTING RIGHTS

     For a discussion of shareholder meetings and voting rights of shareholders of First Hawaii see "General Information and History" in First Hawaii Prospectus. For a discussion of shareholder meetings and voting rights of shareholders of Leahi Fund see "General Information" in Leahi Fund Prospectus.

     Neither Leahi Fund nor First Hawaii is required to hold annual meetings of shareholders. However, a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee of the Trust must be called when requested in writing by the holders of 10% of the outstanding shares of the Trust. Similarly, 10% of the shareholders of the Corporation have the right to call a meeting to consider the removal of one or more of the Directors.

     The Trust and the Corporation currently do not intend to hold regular shareholder meetings. Neither permits cumulative voting. A majority of the Corporation's shares outstanding and 40% of the Trust's shares outstanding and entitled to vote on a matter generally constitutes a quorum for consideration of such matter. In either case, a majority of the shares voting is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

LIQUIDATION OR DISSOLUTION

     In the event of the liquidation of First Hawaii or Leahi Fund, respectively, the shareholders are entitled to receive, when, and as declared by the Directors or Trustees, respectively, the excess of the assets belonging to such Fund or attributable to the series over the liabilities belonging to the Fund or attributable to the series.
In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of the Fund held by them and recorded on the books of the Fund.

LIABILITY AND INDEMNIFICATION OF TRUSTEES AND DIRECTORS

     The Declaration of Trust of the Trust provides that a Trustee shall be liable solely for his own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties. The By-laws of the Trust provide that present and former Trustees are generally entitled to indemnification against liabilities and expenses with respect to claims related to their position with the Trust unless, it shall have determined that such Trustee is liable by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his duties involved in the conduct of his office.

     The Articles of Incorporation of the Corporation provide that a Director of the Corporation shall have no liability to the Corporation or its stockholders for money damages and the Corporation shall indemnify current and former directors to the extent permitted by governing law. These provisions do not protect a director against any liability to the Corporation or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                          ADDITIONAL INFORMATION

     First Hawaii. Information concerning the operation and management of First Hawaii is incorporated herein by reference from the Prospectus dated February
1, 1997, a copy of which is enclosed, and the Statement of Additional Information dated February 1, 1997. A copy of such Statement of Additional Information is available upon request and without charge by writing First
Hawaii at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll free 1-800-354-9654 (inter-island).

     Leahi Fund. Information about Leahi Fund is included in its current Prospectus dated February 1, 1997, and in the Statement of Additional Information of the same date that have been filed with the SEC, all of which are incorporated herein by reference. Copies of the Prospectus, Statement of Additional Information, and the Fund's Semi-Annual Report dated March 31, 1997 are available upon request and without charge by writing to the address listed on the cover of this Prospectus/Proxy Statement or by calling toll free 1-800-354-9654 (inter-island).

     Reports and other information filed by Leahi Fund and First Hawaii can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in Los Angeles (5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648, New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can also be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.


                 VOTING INFORMATION CONCERNING THE MEETING

     This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of the Trust to be used at the Special Meeting of Shareholders to be held at 9:00 a.m. local time, July 24, 1997, at the offices of the Leahi Fund, Ward Plaza, 210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814, and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders on or about June 20, 1997.
Only shareholders of record as of the close of business on the Record Date, June 20, 1997 will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes"
(i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but will have no effect on the outcome of the vote to approve the Plan.
A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of Leahi Fund, Ward Plaza, 210 Ward Avenue, Suite
129, Honolulu, Hawaii 96814. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

     Approval of the Plan will require the affirmative vote of a majority of the outstanding shares. Each full share outstanding is entitled to one vote and each fractional share outstanding is entitled to a proportionate share of one vote.

     Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of LMCI or Leahi Fund, their affiliates or other representatives of Leahi Fund (who will not be paid by Leahi Fund for their solicitation activities).

     Any proxy given, whether in writing or by telephone, is revocable.

     In the event that sufficient votes to approve the Reorganization are not received by July 24, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of the majority of the outstanding shares present in person or by proxy and entitled to vote at the Meeting.
The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

     A shareholder who objects to the proposed Reorganization will not be entitled under either Massachusetts law or the Declaration of Trust of the Trust to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Reorganization as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Reorganization is consummated, shareholders will be free to redeem the shares of First Hawaii which they receive in the transaction at their then-current net asset value. Shares of Leahi Fund may be redeemed at any time prior to the consummation of the Reorganization. Leahi Fund shareholders may wish to consult their tax advisers as to any differing consequences of redeeming Leahi Fund shares prior to the Reorganization or exchanging such shares in the Reorganization.

     Leahi Fund does not hold annual shareholder meetings. If the Reorganization is not approved, shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of Leahi Fund at the Address set forth on the cover of this Prospectus/Proxy Statement such that they will be received by Leahi Fund in a reasonable period of time prior to any such meeting.

     The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in the proxy statement because certain rules under the federal securities laws must be complied with before inclusion of the proposal is required. In the event that the Plan is approved at this Meeting with respect to Leahi Fund, it is not expected that there will be any future shareholder meetings of Leahi Fund.

     It is the present intent of the Board of Directors of the Corporation and First Hawaii not to hold annual meetings of shareholders unless the election of Directors is required under the 1940 Act nor to hold special meetings of shareholders unless required by the 1940 Act or state law.

     The votes of the shareholders of First Hawaii are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the Reorganization.

     As of the close of business on June 20, 1997, Leahi Fund had ___________ shares of beneficial interest outstanding and entitled to vote. As of June 20, 1997 there were no beneficial owners of more than 5% of the outstanding shares of beneficial interest of Leahi Fund. As of June 20, 1997, the trustees and officers of Leahi Fund, as a group, owned less than 1% of the outstanding shares of Leahi Fund.


                     FINANCIAL STATEMENTS AND EXPERTS

     The annual and semi-annual reports of Leahi Fund as of September 30, 1996 (audited) and March 31, 1997 (unaudited) have been incorporated by reference into this Prospectus/Proxy Statement. The financial statements as of September 30, 1996 have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of Tait, Weller
& Baker, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of First Hawaii as of September 30, 1996 (audited) and March 31, 1997 (unaudited) have been incorporated by reference into this Prospectus/Proxy Statement. The financial statements as of September 30, 1996 have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of Tait, Weller & Baker, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                               LEGAL MATTERS

     Certain legal matter concerning the issuance of shares of First Hawaii will be passed upon by Stradley, Ronon, Stevens & Young LLP, Philadelphia, Pennsylvania.


                              OTHER BUSINESS

     The Trustees of the Trust do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

     THE BOARD OF TRUSTEES OF LEAHI FUND, INCLUDING THE INDEPENDENT TRUSTEES, RECOMMENDS APPROVAL OF THE PLAN. ANY UNMARKED PROXIES
WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF
APPROVAL OF THE PLAN.

June 20, 1997
                                                 EXHIBIT A


                   AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 8th day of May, 1997, by and between Leahi Investment Trust, a Massachusetts Business Trust (the "Trust"), on behalf of Leahi
Tax-Free Income Trust, a separate series of Leahi Investment Trust (the "Acquired Fund"), and First Pacific Mutual Fund, Inc., a Maryland corporation ("First Pacific"), on behalf of First Hawaii Municipal
Bond Fund, a separate series of First Pacific (the "Acquiring Fund"). (The Acquiring Fund and the Acquired Fund are sometimes referred to collectively as the "Funds" and individually as a "Fund".)

     This Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization ("Reorganization") will consist of the transfer of substantially all of the property, assets, and goodwill of the Acquired Fund to the Acquiring Fund in exchange solely for shares of the voting common stock of the Acquiring Fund ("Acquiring Fund Shares"), followed by the distribution by the Acquired Fund, on or promptly after the Closing Date, as defined herein, of the Acquiring Fund Shares to the shareholders of the Acquired Fund, the cancellation of all of the outstanding shares of the Acquired Fund ("Acquired Fund Shares"), and the liquidation of the Acquired Fund, and the termination of the Acquired Fund as a subtrust of the Trust, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

     In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:


1.   TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR
     ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND

     1.1 On the Closing Date for the Reorganization (the "Closing Date"), the Acquired Fund shall transfer substantially all of its property and assets (consisting, without limitation, of portfolio securities and instruments, dividends and interest receivables, claims, cash, cash equivalents, deferred or prepaid expenses shown as assets on the Acquired Fund's books, goodwill and intangible property, books and records, and other assets), as set forth in the statement of assets and liabilities referred to in Section 8.2 hereof
(the "Statement of Assets and Liabilities"), to the Acquiring Fund free and clear of all liens, encumbrances, and claims, except for cash or bank deposits in an amount necessary: (a) to pay its costs and expenses of carrying out this Agreement (including but not limited to fees of counsel and independent accountants, any income dividends and any capital gains distributions payable prior to the Closing Date as required by Section 8.15 hereof, and expenses of its liquidation contemplated hereunder); (b) to discharge all of the unpaid liabilities reflected on its books and records at the Closing Date; and (c) to pay such contingent liabilities, if any, as the Board of Trustees of the Trust shall reasonably deem to exist against the Acquired Fund at the Closing Date, for which contingent and other appropriate liability reserves shall be established on the Acquired Fund's books. Any unspent portion of such cash or bank deposits retained shall be delivered by the Trust to the Acquiring Fund upon the satisfaction of all of the foregoing liabilities, costs, and expenses of the Acquired Fund in exchange for shares of the Acquiring Fund. (The property and assets to be transferred to the Acquiring Fund under this Agreement are referred to herein as the "Acquired Fund Net Assets"). In exchange for the transfer of the Acquired Fund Net Assets, the Acquiring Fund shall deliver to the Acquired Fund, for distribution on or promptly after the Closing Date pro rata by the Acquired Fund to its shareholders as of the close of business on the Closing Date, a number of the Acquiring Fund Shares having an aggregate net asset value equal to the value of the Acquired Fund Net Assets, all determined as provided in Section 2 of this Agreement and as of the date and time specified therein. Such transactions shall take place on the Closing Date at the time of the closing provided for in Section 3.1 of this Agreement (the "Closing Time"). At and after the Closing Date, the
Trust shall not be responsible for the liabilities of the Acquired Fund, and recourse for such liabilities shall be limited to the Acquiring Fund, except as provided in this Section 1.1.

     1.2 The Acquired Fund reserves the right to purchase or sell any of its portfolio securities, except to the extent such purchases or sales may be limited by the representations made in connection with issuance of the tax opinion described in Section 8.9 hereof.

     1.3 On or promptly after the Closing Date, the Acquired Fund shall liquidate and distribute pro rata to its shareholders of record at the Closing Time on the Closing Date (the "Acquired Fund Shareholders") the Acquiring Fund Shares received by the Acquired Fund pursuant to
Section 1.1 hereof. (The date of such liquidation and distribution is referred to as the "Liquidation Date.") In addition, each Acquired Fund Shareholder shall have the right to receive any dividends or other distributions that were declared prior to the Closing Date, but unpaid at that time, with respect to the Acquired Fund Shares that are held by such Acquired Fund Shareholders on the Closing Date. Such liquidation and distribution shall be accomplished by First Pacific Recordkeeping, Inc., in its capacity as transfer agent for the Acquiring Fund, by opening accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders and transferring to each such Acquired Fund Shareholder account the pro rata number of the Acquiring Fund Shares due each such Acquired Fund Shareholder from the Acquiring Fund Shares then credited to the account of the Acquired Fund on the Acquiring Fund's books and records. The Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such exchange, except in accordance with the procedures set forth in the Acquiring Fund's then-current Prospectus and Statement of Additional Information or as provided in Section 1.4 hereof.

     1.4 The Acquired Fund Shareholders holding certificates representing their ownership of Acquired Fund Shares may be requested to surrender such certificates or deliver an affidavit with respect to lost certificates, in such form and accompanied by such surety bonds as the Acquired Fund may require (collectively, an "Affidavit"), to the Acquired Fund prior to the Closing Date. On the Closing Date, any Acquired Fund Share certificates that remain outstanding shall be deemed to be canceled. The Trust's transfer books with respect to the Acquired Fund's shares shall be closed permanently as of the close of business on the day immediately prior to the Closing Date. All unsurrendered Acquired Fund Share certificates shall no longer evidence ownership of common stock of the Acquired Fund and shall be deemed for all corporate purposes to evidence ownership of the number of Acquiring Fund Shares into which the Acquired Fund Shares were effectively converted. Unless and until any such certificate shall be so surrendered or an Affidavit relating thereto shall be delivered to the Acquiring Fund, dividends and other distributions payable by the Acquiring Fund subsequent to the Liquidation Date with respect to such Acquiring Fund Shares shall be paid to the holder of such certificate(s), but such Shareholders may not redeem or transfer Acquiring Fund Shares received in the Reorganization with respect to unsurrendered Acquired Fund Share certificates.

     1.5 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquiring Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

     1.6 As soon as practicable following the Liquidation Date, the Trust shall take all steps necessary to end the existence of the Acquired Fund, including (a) the payment or other satisfaction of the Acquired Fund's remaining outstanding costs, expenses, and other liabilities from the cash and bank deposits retained for that purpose pursuant to Section 1.1 hereof, and (b) the termination of the Acquired Fund as a sub-trust of the Trust in accordance with the Trust's Agreement and Declaration of Trust, as heretofore amended (the "Declaration of Trust").


2.      VALUATION

     2.1 The net asset value of the Acquiring Fund Shares and the value of the Acquired Fund Net Assets shall in each case be determined as of the close of regular trading on the New York Stock Exchange ("NYSE") on the Closing Date, provided that on such date (a) the NYSE is open for unrestricted trading; and (b) no extraordinary financial event or change in market conditions occurs, so that accurate appraisal of the net asset value of the Acquiring Fund and the Acquired Fund Net Assets is possible. The net asset value per share of Acquiring Fund Shares shall be computed in accordance with the policies and procedures set forth in the then-current Prospectus and Statement of Additional Information of the Acquiring Fund, and shall be computed to not fewer than two (2) decimal places. The value of the Acquired Fund Net Assets shall be computed in accordance with the policies and procedures set forth in the then-current Prospectus and Statement of Additional Information of the Acquired Fund.

     2.2 In the event that on the proposed Closing Date trading or the reporting of trading on the NYSE or elsewhere shall be disrupted (including as noted in Section 2.1 concerning restricted trading on the NYSE, extraordinary financial events or extraordinary changes in market conditions) so that accurate appraisal of the net asset value of the Acquiring Fund or the value of the Acquired Fund Net Assets is impracticable, the Closing Date shall be postponed until the first business day when regular trading on the NYSE shall have been fully resumed and reporting shall have been restored and other trading markets are otherwise stable.

     2.3 The number of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund Net Assets shall be determined by dividing the value of the Acquired Fund Net Assets by the Acquiring Fund's net asset value per share, both as determined in accordance with Section 2.1 hereof.

     2.4 All computations of value regarding the Acquiring Fund shall be made by First Pacific Management Corporation, the investment adviser to the Acquiring Fund ("FP Adviser"), in cooperation with Tait, Weller & Baker, independent auditors of the Acquiring Fund, and all computations of value regarding the Acquired Fund shall be made by Leahi Management Company, Inc., the investment adviser to the Acquired Fund ("Leahi") in cooperation with Tait, Weller & Baker, independent auditors of the Acquired Fund.


3.      CLOSING AND CLOSING DATE

     3.1 The Closing Date shall be July 31, 1997 or such earlier or later date as the parties may agree. The Closing Time shall be at 4:00 pm, Eastern Time. The Closing shall be held at the offices of Stradley, Ronon, Stevens & Young, LLP, located at 2600 One Commerce Square, Philadelphia, PA 19103-7098, or at such other time and/or place as the parties may agree.

     3.2 Portfolio securities that are not held in book-entry form shall be transferred by Bank Boston, N.A. (the "Custodian") or its agents or nominees from the Acquired Fund's account with the Custodian to the account of the Acquiring Fund at its custodian bank, Union Bank of California, N.A. on the Closing Date, duly endorsed in proper form for transfer, in such condition as to constitute good delivery thereof in accordance with the custom of brokers, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. Portfolio securities held of record by the Custodian or its agents or nominees in book-entry form on behalf of the Acquired Fund shall be transferred to the Acquiring Fund by the Custodian. Any cash of the Acquired Fund delivered on the Closing Date shall be in the form of currency or shall be delivered on the Closing Date by the Custodian by wiring to the Acquiring Fund's account maintained with its custodian, Union Bank of California, N.A.

     3.3 If any of the Acquired Fund Net Assets, for any reason, are not transferred on the Closing Date, the Acquired Fund shall cause such assets to be transferred to the Acquiring Fund in accordance with this Agreement at the earliest practicable date thereafter.

     3.4 Fund/Plan Services, Inc., in its capacity as transfer agent for the Acquired Fund, shall deliver to the Acquiring Fund at the Closing Time a list of the names, addresses, federal taxpayer identification numbers, and backup withholding and nonresident alien withholding status of Acquired Fund Shareholders and the number and aggregate net asset value of outstanding shares of the Acquired Fund owned by each such Acquired Fund Shareholder, all as of the close of regular trading on the NYSE on the Closing Date, certified by an appropriate officer of Fund/Plan Services, Inc., as the case may be (the "Shareholder List"). First Pacific Recordkeeping, Inc., in its capacity as transfer agent for the Acquiring Fund, shall issue and deliver to the Acquired Fund a confirmation evidencing the Acquiring Fund Shares to be credited to each Acquired Fund Shareholder on the Liquidation Date, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to each Acquired Fund Shareholder's account on the books of the Acquiring Fund. At the Closing, each Fund shall deliver to the other Fund such bills of sale, checks, assignments, certificates, receipts, or other documents as the other Fund or its counsel may reasonably request.


4.   REPRESENTATIONS AND WARRANTIES OF THE TRUST AND THE ACQUIRED
FUND

     The Trust, on behalf of the Acquired Fund, represents and warrants to First Pacific, on behalf of the Acquiring Fund, as follows:

     4.1 The Trust is a business trust duly organized, validly existing, and in "good standing" under the laws of the Commonwealth of Massachusetts (meaning it has filed its most recent annual report and has not filed a certificate of termination) and has the power to own all of its properties and assets and, subject to approval of the Acquired Fund Shareholders, to perform its obligations under this Agreement and to consummate the transactions contemplated herein. The Trust is not required to qualify to do business in any jurisdiction (i) in which it is not so qualified or
(ii) where failure to qualify would not subject it to any material liability or disability. The Trust has all necessary federal, state, and local authorizations, consents, and approvals required, to own all of its properties and assets and to carry on its business as now being conducted to consummate the transactions contemplated herein.

     4.2 The Trust is a registered investment company classified as a management company of the open-end type and its registration with the SEC as an investment company under the Investment Company Act of 1940, as amended, (the "1940 Act") is in full force and effect.

     4.3 The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Trust's Board of Trustees on behalf of the Acquired Fund, and this Agreement constitutes a valid and binding obligation of the Trust, subject to the approval of the Acquired Fund Shareholders, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, arrangement, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     4.4 The Trust is not, and the execution, delivery, and performance of this Agreement by the Trust will not result, in violation of any provision of the Declaration of Trust or By-Laws of the Trust or of any agreement, indenture, instrument, contract, lease, or other arrangement or undertaking to which the Trust or the Acquired Fund is a party or by which it is bound.

     4.5 The Acquired Fund has elected to be treated as a regulated investment company ("RIC") for federal income tax purposes under Part I of Subchapter M of the Internal Revenue Code ("Code"), has qualified as a RIC for each taxable year of its operations, and will continue to qualify as a RIC as of the Closing Date and with respect to its final taxable year ending upon its liquidation.

     4.6 The financial statements of the Acquired Fund for the period from October 1, 1993 to September 30, 1996 (which were audited by its independent accountants) and for the six months ended March 31, 1997 (which are not audited) (copies of both of which have been furnished to the Acquiring
Fund), present fairly the financial position of the Acquired Fund as of the dates indicated and the results of its operations and changes in net assets for the respective stated periods (in accordance with generally accepted accounting principles consistently applied).

     4.7 The Prospectus of the Acquired Fund, dated February 1, 1997, and the corresponding Statement of Additional Information, dated February 1, 1997, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and any amended, revised, or new Prospectus or Statement of Additional Information of the Acquired Fund or any supplement thereto, that is hereafter filed with the SEC (copies of which documents shall be provided to the Acquiring Fund promptly after such filing), shall not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.8 No material legal or administrative proceeding or investigation of or before any court or governmental body is currently pending or, to its knowledge, threatened as to the Trust or the Acquired Fund or any of their properties or assets. The Trust and the Acquired Fund know of no facts which might form the basis for the institution of such proceedings. The Trust and the Acquired Fund are not parties to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

     4.9 The Trust has furnished First Pacific with copies or descriptions of all material agreements or other arrangements to which the Acquired Fund is a party. The Acquired Fund has no material contracts or other commitments (other than this Agreement or agreements for the purchase of securities entered into in the ordinary course of business and consistent with its obligations under this Agreement) which will not be terminated by the Acquired Fund in accordance with its terms at or prior to the Closing Date.

     4.10 The Acquired Fund does not have any known liabilities of a material amount, contingent or otherwise, other than those reflected in the financial statements referred to in Section 4.6 hereof and those incurred in the ordinary course of business as an investment company since the dates of those financial statements. On the Closing Date, the Trust shall advise First Pacific in writing of all of the Acquired Fund's known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued at such time.

     4.11 Since September 30, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of its business.

     4.12 At the date hereof and by the Closing Date, all federal, state, and other tax returns and reports, including information returns and payee statements, of the Acquired Fund required by law to have been filed or furnished by such dates shall have been filed or furnished, or extensions concerning such tax returns and reports shall have been obtained, and all federal, state, and other taxes, interest, and penalties shall have been paid so far as due, or adequate provision shall have been made on the Acquired Fund's books for the payment thereof, and to the best of the Acquired Fund's knowledge no such tax return is currently under audit and no tax deficiency or liability has been asserted with respect to such tax returns or reports by the Internal Revenue Service or any state or local tax authority.

     4.13 At the Closing Date, the Trust will have good and marketable title to the Acquired Fund Net Assets, and subject to approval by the Acquired
Fund Shareholders, full right, power and authority to sell, assign, transfer, and deliver such assets hereunder, and upon delivery and in payment for such assets, the Acquiring Fund will acquire good and marketable title thereto subject to no liens or encumbrances of any nature whatsoever or restrictions on the ownership or transfer thereof, except (a) such imperfections of title or encumbrances as do not materially detract from the value or use of the assets subject thereto, or materially affect title thereto; or (b) such restrictions as might arise under federal or state securities laws or the rules and regulations thereunder.

     4.14 No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Trust of the transactions contemplated by this Agreement, except such as may be required under the federal or state securities laws or the rules and regulations thereunder.

     4.15 Any Prospectus or Statement of Additional Information of the Acquired Fund contained or incorporated by reference in the Form N-14 Registration Statement referred to in Section 6.7 hereof, and any supplement or amendment to such documents (other than written information furnished by First Pacific for inclusion therein, as covered by First Pacific's warranty in Section 5.18 hereof), on the effective and clearance dates of the Form N-14 Registration Statement, on the date of the Special Meeting of Acquired Fund Shareholders, and on the Closing
Date: (a) shall comply in all material respects with the provisions of the Securities Exchange Act of 1934 (the "1934 Act"), the 1940 Act, the rules and regulations thereunder, and all applicable state securities laws and rules and regulations thereunder; and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which such statements were made, not misleading.

     4.16 All of the issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the Shareholder List.

     4.17 All of the issued and outstanding shares of the Acquired Fund have been offered for sale and sold in conformity, in all material respects, with all applicable federal and state securities laws, including the registration or exemption from registration of such shares, except as may have been previously disclosed in writing to First Pacific as of the date hereof.

     4.18 The Trust and the Acquired Fund are not under the jurisdiction of a Court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.


     4.19 The information to be furnished by the Trust for use in preparing any application for orders, the Form N-14 Registration Statement referred to in Section 6.7 hereof, and the Combined Proxy Statement/Prospectus of the Funds (the "Proxy Statement/Prospectus") to be included in the Form N-14 Registration Statement, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

     4.20 There is no intercorporate indebtedness existing between the Acquired Fund and the Acquiring Fund that was issued, acquired, or will be settled at a discount.

     4.21 The Acquired Fund does not have any unamortized or unpaid organizational fees or expenses.


5.   REPRESENTATIONS AND WARRANTIES OF FIRST PACIFIC AND THE
ACQUIRING FUND

     First Pacific, on behalf of the Acquiring Fund, represents and warrants to the Trust as follows:

     5.1 First Pacific is a corporation duly organized, validly existing, and in "good standing" under the laws of the State of Maryland (meaning it has filed its most recent annual report and has not filed articles of dissolution) and has the power to own all of its properties and assets and to perform its obligations under this Agreement and to consummate the transactions contemplated herein. First Pacific is not required to qualify to do business in any jurisdiction (i) in which it is not so qualified or
(ii) where failure to qualify would not subject it to any material liability or disability. First Pacific has all necessary federal, state, and local authorizations, consents, and approvals required to own all of its properties and assets and to carry on its business as now being conducted and to consummate the transactions contemplated herein.

     5.2 First Pacific is a registered investment company classified as a management company of the open-end type and its registration with the SEC as an investment company under the 1940 Act is in full force and effect.

     5.3 The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of First Pacific's Board of Directors on behalf of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of First Pacific enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, arrangement, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     5.4 First Pacific is not, and the execution, delivery, and performance of this Agreement by First Pacific will not result, in violation of any provisions of First Pacific's Articles of Incorporation, as amended from time to time (the "Articles of Incorporation") or By-Laws or of any agreement, indenture, instrument, contract, lease, or other arrangement or undertaking to which First Pacific or the Acquiring Fund is a party or by which it is bound.

     5.5 Except as previously disclosed in writing as of the date hereof, the Acquiring Fund has elected to be treated as a RIC for federal income tax purposes under Part I of Subchapter M of the Code, has qualified as a RIC for each taxable year since its inception, and will qualify as a RIC as of the Closing Date.

     5.6 Any financial statements of the Acquiring Fund which will be furnished to the Trust in connection with the transactions contemplated by this Agreement will present fairly the financial position of the Acquiring Fund as of the dates indicated and the results of its operations and changes in net assets for the respective stated periods (in accordance with generally accepted accounting principles consistently applied).

     5.7 The Prospectus of the Acquiring Fund, dated February 1, 1997, and its Statement of Additional Information, dated February 1, 1997, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and any amended, revised, or new Prospectus or Statement of Additional Information of the Acquiring Fund or any supplement thereto, that is hereafter filed with the SEC (copies of which documents shall be provided to the Trust promptly after such filing), shall not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     5.8 No material legal or administrative proceeding, or investigation of or before any court or governmental body is currently pending or, to its knowledge, threatened as to First Pacific or the Acquiring Fund or any of their properties or assets. First Pacific and the Acquiring Fund know of no facts which might form the basis for the institution of such proceedings. First Pacific and the Acquiring Fund are not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated.

     5.9 First Pacific does not have any known liabilities of a material amount, contingent or otherwise, other than those incurred in the ordinary course of business as an investment company since the date of the Acquiring Fund's inception on November 23, 1988. On the Closing Date, First Pacific shall advise the Acquired Fund in writing of all of the Acquiring Fund's known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued at such time.

     5.10 Since September 30, 1993, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of its business.

     5.11 At the date hereof and by the Closing Date, all federal, state, and other tax returns and reports, including information returns and payee statements, of the Acquiring Fund required by law to have been filed or furnished by such dates shall have been filed or furnished or extensions concerning such tax returns and reports shall have been obtained, and all federal, state, and other taxes, interest, and penalties shall have been paid so far as due, or adequate provision shall have been made on the Acquiring Fund's books for the payment thereof, and to the best of the Acquiring Fund's knowledge no such tax return is currently under audit and no tax deficiency or liability has been asserted with respect to such tax returns or reports by the Internal Revenue Service or any state or local tax authority.

     5.12 No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by First Pacific of the transactions contemplated by the Agreement, except for the registration of the Acquiring Fund Shares under the Securities Act of 1933 (the "1933 Act"), the 1940 Act, or as may otherwise be required under the federal and state securities laws or the rules and regulations thereunder.

     5.13 The Form N-14 Registration Statement and the Proxy Statement/Prospectus referred to in Section 6.7 hereof (other than written information furnished by the Trust for inclusion therein as covered by the Trust's warranty in Section 4.19 hereof) and any Prospectus or Statement of Additional Information of the Acquiring Fund contained or incorporated therein by reference, and any supplement or amendment to the Form N-14 Registration Statement or any such Prospectus or Statement of Additional Information, on the effective and clearance dates of the Form N-14 Registration Statement, on the date of the Special Meeting of Acquired
Fund Shareholders, and on the Closing Date: (a) shall comply in all material respects with the provisions of the 1934 Act, the 1940 Act, the rules and regulations thereunder, and all applicable state securities laws and the rules and regulations thereunder; and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which the statements were made, not misleading.

     5.14 All of the issued and outstanding shares of common stock of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable.

     5.15 All of the issued and outstanding shares of common stock of the Acquiring Fund have been offered for sale and sold in conformity, in all material respects, with all applicable federal and state securities laws, including the registration or exemption from registration of such shares, except as has been previously disclosed in writing to the Trust as of the date hereof.

     5.16 The Acquiring Fund Shares to be issued and delivered to the Trust pursuant to the terms of this Agreement, when so issued and delivered, will be duly and validly issued shares of common stock of the Acquiring Fund, will be fully paid and nonassessable by First Pacific, and will be duly registered in conformity with all applicable federal securities laws, and no shareholder of the Acquiring Fund shall have any option, warrant, or preemptive right of subscription or purchase with respect thereto.

     5.17 First Pacific and the Acquiring Fund are not under the jurisdiction of a Court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     5.18 All information to be furnished by First Pacific to the Trust for use in preparing any prospectus, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

     5.19 There is no intercorporate indebtedness existing between the Acquired Fund and the Acquiring Fund that was issued, acquired, or will be settled at a discount.

     5.20 The Acquiring Fund does not own, directly or indirectly, nor has it owned during the past five (5) years, directly or indirectly, any stock of the Acquired Fund.


6.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     6.1 Except as expressly contemplated herein to the contrary, each Fund shall operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions and any other distribution necessary or desirable to avoid federal income or excise taxes.

     6.2 After the effective date of the Form N-14 Registration Statement referred to in Section 6.7 hereof, and before the Closing Date and as a condition thereto, the Trust shall hold a Special Meeting of the Acquired Fund Shareholders to consider and vote upon this Agreement and the transactions contemplated hereby (including the termination of the Acquired Fund as a sub-trust of the Trust) and the Trust shall take all other actions reasonably necessary to obtain approval of the transactions contemplated herein.

     6.3 The Trust and the Acquired Fund covenant that they shall not sell or otherwise dispose of any of the Acquiring Fund Shares to be received in the transactions contemplated herein, except in distribution to the Acquired Fund Shareholders as contemplated herein.

     6.4 The Trust shall provide such information within its possession or reasonably obtainable as First Pacific may reasonably request concerning the beneficial ownership of the Acquired Fund Shares.

     6.5 Subject to the provisions of this Agreement, First Pacific and the Trust each shall take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper, or advisable to consummate the transactions contemplated by this Agreement.

     6.6 The Trust shall furnish to First Pacific on the Closing Date the Statement of the Assets and Liabilities of the Acquired Fund as of the Closing Date, which statement shall be prepared in accordance with generally accepted accounting principles consistently applied, reviewed by Tait, Weller & Baker, and shall be certified by the Trust's Treasurer or Assistant Treasurer. As promptly as practicable, but in any case within sixty (60) days after the Closing Date, the Trust shall issue to First Pacific, in such form as is reasonably satisfactory to First Pacific, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes, and of any capital loss carryovers and other items that will be carried over to the Acquiring Fund as a result of Section 381 of the Code, which statement shall be certified by the Trust's Treasurer or Assistant Treasurer. The Trust covenants that the Acquired Fund has no earnings and profits that were accumulated by it or any acquired entity during a taxable year when it or such entity did not qualify as a RIC under the Code or, if it has such earnings and profits, shall distribute them to its shareholders prior to the Closing Date.

     6.7 First Pacific, with the cooperation of the Trust and counsel, shall prepare and file with the SEC a Registration Statement on Form N-14 (the "Form N-14 Registration Statement") and the included Proxy Statement/Prospectus, as promptly as practicable in connection with the issuance of the Acquiring Fund Shares and the holding of the Special Meeting of the Acquired Fund Shareholders and to consider approval of this Agreement as contemplated herein and related transactions. First Pacific shall prepare any pro forma financial statement that may be required under applicable law to be included in the Form N-14 Registration Statement. The Trust shall provide First Pacific with all information about the Acquired Fund that is necessary to prepare the pro forma financial statements. First Pacific and the Trust shall cooperate with each other and shall furnish each other with any information relating to itself that is required by the 1933 Act, the 1934 Act, and the 1940 Act, the rules and regulations thereunder, and applicable state securities laws, to be included in the Form N-14 Registration Statement and the Proxy Statement/Prospectus.

     6.8 The Trust shall deliver to First Pacific at the Closing Date confirmation or other adequate evidence as to the tax costs and holding periods of the assets of the Acquired Fund delivered to the Acquiring Fund in accordance with the terms of this Agreement.


7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST AND THE
ACQUIRED FUND

     The obligations of the Trust and the Acquired Fund hereunder shall be subject to the following conditions precedent:

     7.1 This Agreement and the transactions contemplated by this Agreement shall have been approved by the Board of Directors of First Pacific in the manner required by First Pacific's Articles of Incorporation and applicable laws, and this Agreement, the transactions contemplated by this Agreement, and the termination of the Acquired Fund as a sub-trust of the Trust shall have been approved by the Acquired Fund Shareholders in the manner required by the Acquired Fund's Declaration of Trust and By-Laws and applicable laws.

     7.2 As of the Closing Date, there shall have been no material adverse change in the financial position, assets, or liabilities of the Acquiring Fund since the dates of the most recent financial statements furnished to the Trust in accordance with Section 5.6 hereof. For purposes of this
Section 7.2, a decline in the net asset value per share of the Acquiring Fund due to the effect of normal market conditions on liquid securities shall not constitute a material adverse change.

     7.3 All representations and warranties of First Pacific and the Acquiring Fund made in this Agreement, except as they may be affected by the transactions contemplated by this Agreement, shall be true and correct in all material respects as if made at and as of the Closing Date.

     7.4 First Pacific shall have performed and complied in all material respects with its obligations, agreements, and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

     7.5 First Pacific shall have furnished the Trust at the Closing Date with a certificate or certificates of its President and/or Treasurer as of the Closing Date to the effect that the conditions precedent set forth in the Sections 7.1 (as to First Pacific), 7.2, 7.3, 7.4, 7.10, 7.11, 7.15
and 7.17 hereof have been fulfilled.

     7.6 The Trust shall have received an opinion or opinions of counsel to First Pacific, in form reasonably satisfactory to the Trust, and dated as of the Closing Date, to the effect that: (a) First Pacific is a corporation duly organized and validly existing under the laws of the State of Maryland;
(b) the shares of the Acquiring Fund issued and outstanding at the Closing Date are duly authorized, validly issued, fully paid, and non-assessable by First Pacific, and the Acquiring Fund Shares to be delivered to the Trust, as provided for by this Agreement, are duly authorized and upon delivery pursuant to the terms of this Agreement will be validly issued, fully paid and non-assessable by First Pacific, and to such counsel's knowledge, no shareholder of the Acquiring Fund has any option, warrant, or preemptive right to subscription or purchase in respect thereof; (c) this Agreement has been duly authorized, executed, and delivered by First Pacific and represents a valid and binding contract of First Pacific, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto and to the exercise of judicial discretion in accordance with general principles of equity, whether in a proceeding at law or in equity; provided, however, that no opinion need be expressed with respect to provisions of this Agreement relating to indemnification nor with respect to provisions of this Agreement intended to limit liability for particular matters to the Acquiring Fund and its assets; (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Articles of Incorporation or By-Laws of First Pacific or any material agreement known to such counsel to which First Pacific or the Acquiring Fund is a party or by which it is bound; (e) to the knowledge of such counsel, no consent, approval, authorization, or order of any court or governmental authority is required for the consummation by First Pacific of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those statutes, and such as may be required by state securities laws, rules and regulations; and (f) First Pacific is registered as an investment company under the 1940 Act and such registration with the SEC as an investment company under the 1940 Act is in full force and effect. Such opinion: (a) shall state that while such counsel have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness, or fairness of any portion of the Form N-14 Registration Statement or any amendment thereof or supplement thereto, they have generally reviewed and discussed certain information included therein with respect to First Pacific and the Acquiring Fund with certain of its officers and that in the course of such review and discussion no facts came to the attention of such counsel which caused them to believe that, on the respective effective or clearance dates of the Form N-14 Registration Statement and any amendment thereof or supplement thereto and only insofar as they relate to information with respect to First Pacific and the Acquiring Fund, the Form N-14 Registration Statement or any amendment thereof or supplement thereto contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (b) shall state that such counsel does not express any opinion or belief as to the financial statements, other financial data, statistical data, or information relating to First Pacific or the Acquiring Fund contained or incorporated by reference in the Form N-14 Registration Statement; (c) may rely on the opinion of other counsel to the extent set forth in such opinion, provided such other counsel is reasonably acceptable to the Trust; and (d) shall state that such opinion is solely for the benefit of the Trust.

     7.7 The Trust shall have received an opinion of counsel to First Pacific addressed to the Funds in form reasonably satisfactory to them and dated as of the Closing Date, with respect to the matters specified in Section 8.9 hereof.

     7.8 The Form N-14 Registration Statement shall have become effective under the 1933 Act, and no stop order suspending the effectiveness shall have been instituted, or to the knowledge of the Funds, contemplated by the SEC.

     7.9 The parties shall have received a memorandum, in form reasonably satisfactory to each of them, prepared by counsel to First Pacific or another person approved by the parties, containing assurance reasonably satisfactory to them that all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated herein have been obtained.

     7.10 No action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     7.11 The SEC shall not have issued any unfavorable advisory report under
Section 25(b) of the 1940 Act nor instituted any proceedings seeking to enjoin consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act.

     7.12 The Trust shall have received from First Pacific all such documents, including but not limited to, checks, share certificates, if any, and receipts, which the Trust or its counsel may reasonably request.

     7.13 First Pacific shall have furnished the Trust at the Closing Date with a certificate or certificates of its President and/or Treasurer dated as of said date to the effect that: (a) the Acquiring Fund has no plan or intention to reacquire any of the Acquiring Fund Shares to be issued in the Reorganization, except in the ordinary course of business; (b) the Acquiring Fund has no plan or intention to sell or otherwise dispose of any of the assets of the Acquired Fund acquired in the Reorganization, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code; and (c) following the Closing, the Acquiring Fund will continue the historic business of the Acquired Fund or use a significant portion of the Acquired Fund's assets in a business.

     7.14 First Pacific Recordkeeping, in its capacity as transfer agent for the Acquiring Fund, shall issue and deliver to the President of the Trust a confirmation statement evidencing the Acquiring Fund Shares to be credited at the Closing Date or provide evidence satisfactory to the Trust that the Acquiring Fund Shares have been credited to the accounts of each of the Acquired Fund Shareholders on the books of the Acquiring Fund, in each case certified by the President of the Acquiring Fund.

     7.15 At the Closing Date, the registration of First Pacific with the SEC as an investment company under the 1940 Act will be in full force and effect.

     7.16 The Trust shall have received from First Pacific an undertaking to limit the expenses of the Acquiring Fund to eighty-five basis points (.85%) annually for each of the two years following the Closing Date.

     7.17 Two Individuals, either Trustees of the Trust as of the date of this Agreement, or other persons acceptable to the Trust and to First Pacific, shall have been elected to the Board of Directors of First Pacific.

     7.18 First Pacific shall have provided for the continuation of the directors and officers professional liability insurance for the Trustees and officers of the Trust as of the date of this Agreement for each of the three years following the Closing Date.


8.   CONDITIONS PRECEDENT TO OBLIGATIONS OF FIRST PACIFIC AND THE
ACQUIRING FUND

     The obligations of First Pacific and the Acquiring Fund hereunder shall be subject to the following conditions precedent:

     8.1 This Agreement, the transactions contemplated by this Agreement, and the termination of the Acquired Fund as a sub-trust of the Trust described in
Section 6.2 hereof shall have been approved by the Board of Trustees of the Trust and the Acquired Fund Shareholders in the manner required by the Trust's Declaration of Trust and By-Laws and applicable law.

     8.2 The Trust shall have furnished First Pacific with the Statement of Assets and Liabilities of the Acquired Fund, with values determined as provided in Section 2 hereof, with their respective dates of acquisition and tax costs, all as of the Closing Date, reviewed by Tait, Weller & Baker and certified on the Trust's behalf by its Treasurer or Assistant Treasurer.

     8.3 As of the Closing Date, there shall have been no material adverse change in the financial position, assets, or liabilities of the Acquired Fund since the dates of the financial statements referred to in Section 4.6 hereof. For purposes of this Section 8.3, a decline in the value of the Acquired Fund Net Assets due to the effect of normal market conditions on liquid securities shall not constitute a material adverse change.

     8.4 All representations and warranties of the Trust and the Acquired Fund made in this Agreement, except as they may be affected by the transactions contemplated by this Agreement, shall be true and correct in all material respects as if made at and as of the Closing Date.

     8.5 The Trust shall have performed and complied in all material respects with each of its obligations, agreements, and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

     8.6 The Trust shall have furnished First Pacific at the Closing Date with a certificate or certificates of its President and/or Treasurer, dated as of the Closing Date, to the effect that the conditions precedent set forth in Sections 8.1, 8.3, 8.4, 8.5, 8.13, 8.15 hereof have been fulfilled.

     8.7  The Trust shall have duly executed and delivered to First Pacific
(a) bills of sale, assignments, certificates and other instruments of transfer ("Transfer Documents") as First Pacific may deem necessary or desirable to transfer all of the Acquired Fund's right, title, and interest in and to the Acquired Fund Net Assets; and (b) all such other documents, including but not limited to, checks, share certificates, if any, and receipts, which First Pacific may reasonably request. Such assets of the Acquired Fund shall be accompanied by all necessary state stock transfer stamps or cash for the appropriate purchase price therefor.

     8.8 First Pacific shall have received an opinion or opinions of counsel to the Trust, in form reasonably satisfactory to First Pacific, and dated as of the Closing Date, to the effect that: (a) the Trust is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts; (b) the shares of the Acquired Fund issued and outstanding at the Closing Date are duly authorized, validly issued, fully paid and non-assessable by the Trust; (c) this Agreement and the Transfer Documents have been duly authorized, executed, and delivered by the Trust and represent valid and binding contracts of the Trust, enforceable in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto and to the exercise of judicial discretion in accordance with general principles of equity, whether in a proceeding at law or in equity; provided, however, that no opinion need be expressed with respect to provisions of this Agreement relating to indemnification nor with respect to provisions of this Agreement intended to limit liability for particular matters to the Acquired Fund and its assets; (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Declaration of Trust or By-laws of the Trust or any material agreement known to such counsel to which the Trust or the Acquired Fund is a party or by which it is bound;
(e) to the knowledge of such counsel, no consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Trust of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those statutes, and such as may be required under state securities laws, rules, and regulations; and (f) the Trust is registered as an investment company under the 1940 Act and such registration with the SEC as an investment company under the 1940 Act is in full force and effect. Such opinion: (a) shall state that while such counsel have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness, or fairness of any portion of the Form N-14 Registration Statement or any amendment thereof or supplement thereto, they have generally reviewed and discussed certain information included therein with respect to the Trust and the Acquired
Fund with certain officers of the Trust and that in the course of such review and discussion no facts came to the attention of such counsel which caused them to believe that, on the respective effective or clearance dates of the Form N-14 Registration Statement, and any amendment thereof or supplement thereto and only insofar as they relate to information with respect to the Trust and the Acquired Fund, the Form N-14 Registration Statement or any amendment thereof or supplement thereto contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (b) shall state that such counsel does not express any opinion or belief as to the financial statements, other financial data, statistical data, or any information relating to the Trust or the Acquired
Fund contained or incorporated by reference in the Form N-14 Registration Statement; (c) may rely upon the opinion of other counsel to the extent set forth in the opinion, provided such other counsel is reasonably acceptable to First Pacific; and (d) shall state that such opinion is solely for the benefit of First Pacific.

     8.9 First Pacific shall have received an opinion of counsel to First Pacific, addressed to the Funds and in form reasonably satisfactory to them, and dated as of the Closing Date, to the effect that for federal income tax purposes: (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for Acquiring Fund Shares, and the distribution of said Acquiring Fund Shares to the shareholders of the Acquired Fund, as provided in this Agreement, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code; (b) in accordance with Section 361(a), Section 361(c)(1), and Section 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund or its shareholders as a result of such transactions; (c) in accordance with Section 1032(a) of the Code, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of such transactions; (d) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by the Acquired Fund Shareholders on the distribution to them by the Acquired Fund of Acquiring Fund Shares in exchange for their shares of the Acquired Fund; (e) in accordance with Section 358(a)(1) of the Code, the basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder will be the same as the basis of the Acquired Fund Shareholder's shares immediately prior to the transaction; (f) in accordance with Section 362(b) of the Code, the basis to the Acquiring Fund of the assets of the Acquired Fund will be the same as the basis of such assets in the hands of the Acquired Fund immediately prior to the transaction; (g) in accordance with Section 1223(l) of the Code, a shareholder's holding period for Acquiring Fund Shares will be determined by including the period for which the shareholder held Acquired Fund Shares exchanged therefor, provided that the Acquired Fund Shareholder held such Acquired Fund Shares as a capital asset; (h) in accordance with Section 1223(2) of the Code, the holding period of the Acquiring Fund with respect to the assets transferred by the Acquired Fund will include the period for which such assets were held by the Acquired Fund; (i) subject to the conditions and limitations specified in Section 381, 382, 383, and 384 of the Code, the Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code. No opinion will be provided, however, as to whether any accrued market discount will be required to be recognized as ordinary income by the Acquired Fund in accordance with Section 1276 of the Code.

     8.10 The property and assets to be transferred to the Acquiring Fund under this Agreement shall include no assets which the Acquiring Fund may not properly acquire.

     8.11 The Form N-14 Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Funds, contemplated by the SEC.

     8.12 The parties shall have received a memorandum, in form reasonably satisfactory to each of them, prepared by counsel to First Pacific or another person approved by the parties, containing assurance reasonably satisfactory to them that all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated by this Agreement have been obtained.

     8.13 No action, suit, or other proceedings shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     8.14 The SEC shall not have issued any unfavorable advisory report under
Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act.

     8.15 Prior to the Closing Date, the Acquired Fund shall have declared a dividend or dividends, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its net investment company income (which term shall be deemed to include its net tax exempt income), if any, for each taxable period or year ending prior to the Closing Date and for the periods from the end of each such taxable period or year to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in each taxable period or year ending prior to the Closing Date and in the periods from the end of each such taxable period or year to and including the Closing Date.

     8.16 The Trust shall have furnished First Pacific at the Closing Date with a certificate or certificates of its President and/or Treasurer dated as of said date to the effect that: (a) The fair market value of the Acquiring
Fund Shares received by each Acquired Fund shareholder will approximately equal the fair market value of the Acquired Fund Shares surrendered in the exchange; (b) to the best of the knowledge of the officers and trustees of the Trust, after reasonable inquiry, there is no plan or intention by the stockholders who own 5% or more of Acquired Fund, and to the best of the knowledge and belief of the officers and trustees of the Trust, there is no plan or intention on the part of the remaining stockholders of Acquired
Fund to sell or dispose any of the Acquiring Fund Shares to be received by them in the transaction that would reduce Acquired Fund shareholders' ownership of Acquiring Fund Shares to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding Acquired Fund Shares as of the same date.
For purposes of this representation, Acquired Fund Shares exchanged for cash or other property, surrendered by dissenters, if any, or exchanged for cash in lieu of fractional shares of Acquiring Fund will be treated as outstanding Acquired Fund Shares on the date of the transaction.
Moreover, Acquired Fund Shares and Acquiring Fund Shares held by Acquired
Fund shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation (except for shares which are redeemed at the demand of the shareholders in the ordinary course of business as required by
Section 22(e) of the 1940 Act); (b) Acquiring Fund will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Acquired Fund immediately before the transaction. For purposes of this representation, amounts used by Acquired Fund to pay its reorganization expenses, amounts paid by Acquired Fund to shareholders who receive cash or other property, and all redemptions and distributions (except for redemptions pursuant to a demand of a shareholder in the ordinary course of Acquired Fund's business as required by Section 22(e) of the 1940 Act, and regular, normal dividends of net investment income and net capital gains) made by Acquired Fund immediately preceding the transfer will be included as assets of Acquired Fund held immediately prior to the transaction; (c) Acquired Fund will distribute to its shareholders the Acquiring Fund Shares it receives pursuant to the transaction; (d) the liabilities of Acquired
Fund assumed by Acquiring Fund, if any, and any liabilities to which the transferred assets are subject were incurred by Acquired Fund in the ordinary course of its business as a regulated investment company; (e) prior to the Reorganization, Acquiring Fund has not disposed of and/or acquired assets in order to satisfy the investment objectives of Acquiring
Fund or for any other reason or otherwise change its historic investment policies except for acquisitions and dispositions made in the ordinary course of business as a regulated investment company; (f) FP Advisers and Leahi will share the expenses incurred in connection with the transaction by the Acquiring Fund and the Acquired Fund, and the shareholders of Acquired Fund will pay their respective expenses, if any, incurred in connection with the transaction; (g) there is no intercorporate indebtedness existing between Acquiring Fund and Acquired Fund that was issued, acquired, or will be settled at a discount; (h) Acquiring Fund satisfies the requirements applicable to regulated investment companies under section 851 of the Code, and, therefore, satisfies the requirements of section 368(a)(2)(F)(i) and
(ii); (i) the fair market value of the assets of Acquired Fund transferred to Acquiring Fund will equal or exceed the sum of the liabilities assumed by Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject; (j) Acquired Fund is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A); (k) Acquiring Fund has elected to be taxed as RICs under section 851 and, for all their taxable periods, (including the last short taxable period ending on the date of the transaction for Acquired Fund) has qualified for the special tax treatment afforded RICs under the Code;
(l) Acquired Fund has no earnings and profits accumulated in any taxable year to which the provisions of subchapter M of the Code (or the corresponding provisions of prior law) did not apply; (m) Acquired Fund has satisfied all federal, state and local tax liabilities for all tax periods, including federal income and excise taxes, and has not filed a federal Section 6662 (formerly Section 6661) Disclosure Statement with respect to any return.

     8.17 Fund/Plan Services, Inc., in its capacity as transfer agent for the Acquired Fund, shall have furnished to First Pacific immediately prior to the Closing Date a list of the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding Acquired Fund Shares owned by each such shareholder as of the close of regular trading on the NYSE on the Closing Date, certified on behalf of the Acquired Fund by the Trust's President.

     8.18 At the Closing Date, the registration of the Trust with the SEC as an investment company under the 1940 Act shall be in full force and effect.


9.   FINDER'S FEES AND OTHER EXPENSES

     9.1 Each Fund represents and warrants to the other that there is no person or entity entitled to receive any finder's fees or other similar fees or commission payments in connection with the transactions provided for herein.

     9.2 FP Advisers and Leahi shall be liable for all expenses incurred by the Funds in connection with entering into and carrying out the transactions contemplated by this Agreement, whether or not the transactions contemplated hereby are consummated.


10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     10.1 The Funds agree that neither Fund has made any representation, warranty, or covenant not provided in this Agreement and that this Agreement constitutes the entire agreement between the parties and supersedes any and all prior agreements, arrangements, and undertakings relating to the matters provided for herein.

     10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder for a period of three (3) years following the Closing Date. In the event of a breach by the Trust or the Acquired Fund of any such representation, warranty, or covenant, the Acquired Fund, until the time of its liquidation and termination, shall be liable to First Pacific and the Acquiring Fund for any such breach.


11.  TERMINATION

     11.1 This Agreement may be terminated by the mutual agreement of the Funds. In addition, either Fund may at its option terminate this Agreement at or prior to the Closing Date because of:

          11.1(a)   a material breach by the other Fund of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or

          11.1(b)   a condition precedent to the obligations of either Fund
has not been met and which reasonably appears will not or cannot be met.

     11.2 In the event of any such termination, there shall be no liability for damages on the part of either Fund, the Trust, or First Pacific, or their respective Boards of Directors/Trustees or officers, but all expenses incidental to the preparation and carrying out of this Agreement shall be paid as provided in Section 9.2 hereof.


12.   INDEMNIFICATION

     12.1 The Acquiring Fund shall indemnify, defend, and hold harmless the Acquired Fund, the Trust, its Board of Trustees, officers, employees, accountants, counsel, independent contractors, and agents (collectively "Acquired Fund Indemnified Parties") against all losses, claims, demands, liabilities, and expenses, including reasonable legal and other expenses incurred in defending third party claims, actions, suits, or proceedings, whether or not resulting in any liability to such Acquired Fund
Indemnified Parties and including amounts paid by any one or more of the Acquired Fund Indemnified Parties in a compromise or settlement of any such claim, action, suit, or proceeding, or threatened third party claim, suit, action, or proceeding, made with the consent of the Acquiring Fund, arising from any untrue statement or alleged untrue statement of a material fact contained in the Form N-14 Registration Statement, as filed and in effect with the SEC, or any application prepared by the Acquiring Fund with any state regulatory agency in connection with the transactions contemplated by this Agreement under the securities laws thereof ("Application"); or which arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Acquiring Fund shall only be liable in such case to the extent that any such loss, claim, demand, liability, or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission about the Acquiring Fund or the transactions contemplated by this Agreement made in the Form N-14 Registration Statement or any Application.

     12.2 The Acquired Fund, shall indemnify, defend, and hold harmless the Acquiring Fund, First Pacific, its Board of Directors, officers, employees, accountants, counsel, independent contractors, and agents (collectively "Acquiring Fund Indemnified Parties") against all losses, claims, demands, liabilities, and expenses, including reasonable legal and other expenses incurred in defending third party claims, actions, suits, or proceedings, whether or not resulting in any liability to such Acquiring Fund
Indemnified Parties and including amounts paid by any one or more of the Acquiring Fund Indemnified Parties in a compromise or settlement of any such claim, suit, action, or proceeding, made with the consent of the Acquired Fund (if it still exists) or the Trust, arising from any untrue statement or alleged untrue statement of a material fact contained in the Form N-14 Registration Statement, as filed and in effect with the SEC or any Application; or which arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated therein and necessary to make the statements therein not misleading; provided, however, that the Acquired Fund shall only be liable in such case to the extent that any such loss, claim, demand, liability, or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission about the Acquired Fund or about the transactions contemplated by this Agreement made in the Form N-14 Registration Statement or any Application.

     12.3 A party seeking indemnification hereunder is hereinafter called the "indemnified party" and the party from whom the indemnified party is seeking indemnification hereunder is hereinafter called the "indemnifying party." Each indemnified party shall notify the indemnifying party in writing within ten (10) days of the receipt by one or more of the indemnified parties of any notice of legal process of any suit brought against or claim made against such indemnified party as to any matters covered by this Section 12, but the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 12. The indemnifying party shall be entitled to participate at its own expense in the defense of any claim, action, suit, or proceeding covered by this Section 12, or, if it so elects, to assume at its own expense the defense thereof with counsel satisfactory to the indemnified parties; provided, however, if the defendants in any such action include both the indemnifying party and any indemnified party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the indemnifying party, the indemnified party shall have the right to select separate counsel to assume such legal defense and to otherwise participate in the defense of such action on behalf of such indemnified party.

     Upon receipt of notice from the indemnifying party to the indemnified parties of the election by the indemnifying party to assume the defense of such action, the indemnifying party shall not be liable to such indemnified parties under this Section 12 for any legal or other expenses subsequently incurred by such indemnified parties in connection with the defense thereof unless (i) the indemnified parties shall have employed such counsel in connection with the assumption of legal defenses in accordance with the provision of the immediately preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel); (ii) the indemnifying party does not employ counsel reasonably satisfactory to the indemnified parties to represent the indemnified parties within a reasonable time after notice of commencement of the action; or (iii) the indemnifying party has authorized the employment of counsel for the indemnified parties at its expense.

     12.4 This Section 12 shall survive the termination of this Agreement and for a period of three (3) years following the Closing Date.


13.  LIABILITY OF FIRST PACIFIC AND THE TRUST

     13.1 Each party acknowledges and agrees that all obligations of First Pacific under this Agreement are binding only with respect to the Acquiring Fund; that any liability of First Pacific under this Agreement with respect to the Acquiring Fund, or in connection with the transactions contemplated herein with respect to the Acquiring Fund, shall be discharged only out of the assets of the Acquiring Fund; and that no other portfolio or series of First Pacific shall be liable with respect to this Agreement or in connection with the transactions contemplated herein.

     13.2 Each party acknowledges and agrees that all obligations of the Trust under this Agreement are binding only with respect to the Acquired Fund; that any liability of the Trust under this Agreement with respect to the Acquired Fund, or in connection with the transactions contemplated herein with respect to the Acquired Fund, shall be discharged only out of the assets of the Acquired Fund; and that no other portfolio or series of the Trust shall be liable with respect to this Agreement or in connection with the transactions contemplated herein.


14.  AMENDMENTS

     This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of First Pacific and the Trust; provided, however, that following the Special Meeting of Acquired Fund Shareholders called by the Board of Trustees of the Trust pursuant to Section 6.2 hereof, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.


15.  NOTICES

     Any notice, report, statement, or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed to be properly given when delivered personally or by telecopier to the party entitled to receive the notice or when sent by certified or registered mail, postage prepaid, or delivered to a recognized overnight courier service, in each case properly addressed to the party entitled to receive such notice or communication at the following address or such other address as may hereafter be furnished in writing by notice similarly given by one party to the other.

If to the Acquired Fund:

Leahi Investment Trust
c/o Leahi Management Company, Inc.
210 Ward Avenue
Suite 129
Honolulu, Hawaii  96814
Attention:  Ronald E. Kent

with copies to:

W. Lee H. Dunham, Esq.
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts  02109

If to the Acquiring Fund:

First Pacific Mutual Fund, Inc.
2756 Woodlawn Drive
#6-201
Honolulu, Hawaii  96822
Attention:  Terrence Lee

with copies to:

Audrey C. Talley, Esq.
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania  19103


16.  FAILURE TO ENFORCE

     The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof as the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.


17.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

     17.1 The article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     17.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     17.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

     17.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     17.5 It is expressly understood and agreed that the obligations of the Trust and First Pacific under this Agreement, including but not limited to any liability as a result of the breach of any of their respective representations and warranties, are not binding on their respective Board of Directors/Trustees, shareholders, nominees, officers, agents, or employees individually, but bind only the respective assets of the Acquiring Fund and the Acquired Fund.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President and its seal to be affixed thereto and attested by its Secretary.

Attest: FIRST PACIFIC MUTUAL FUND, INC., on behalf of First Hawaii Municipal Bond Fund, a separate series of First Pacific Mutual Fund, Inc.


                              By:


Attest: LEAHI INVESTMENT TRUST, on behalf of Leahi Tax-Free Income Trust, a separate series of Leahi Investment Trust


                              By:

PERFORMANCE OVERVIEW                                              EXHIBIT B

                   First Hawaii Municipal Bond Fund vs.
                          Lehman Muni Bond Index

            Comparison of Change in Value of $10,000 Investment

The following table including average annual total return information was presented as a graph.

                      9/1989   9/1990   9/1991   9/1992   9/1993   9/1994   9/1995  9/1996

First Hawaii          10,815   11,233   12,593   13,873   15,415   15,079   16,349  17,628
Municipal Bond Fund

Lehman Muni           10,717   11,426   12,848   14,015   15,707   15,442   16,999  18,303
Bond Index


Average Annual Total Return

1 Year       5.62%
5 Years      6.52%
Inception    7.20%


The graph above compares the increase in value of a $10,000 investment in the First Hawaii Municipal Bond Fund with the performance of the Lehman Muni Bond Index. The objective of the graph is to permit you to compare the performance of the Fund with the current market and to give perspective to market conditions and investment strategies and techniques pursued by the investment manager that materially affected the performance of the Fund.
The Lehman Muni Bond Index reflects reinvestment of dividends but not the expenses of the Fund. Past performance is not indicative of future results.

                     First Hawaii Municipal Bond Fund
                           FINANCIAL HIGHLIGHTS

The financial highlights and ratios for the five years ended September 30, 1996 have been selected from the Fund's financial statements, which have been audited by Tait, Weller & Baker, independent certified public accountants, whose unqualified report thereon appears in the Fund's Annual Report to Shareholders for the year ended September 30, 1996. Such financial statement and report are incorporated by reference in this Prospectus/Proxy Statement.



                                                                                         November 23,
                                                                                           1988(a) to
                                  Years ended September 30,                              September 30

                                  1996     1995    1994    1993    1992   1991    1990    1989
Net asset value
  Beginning of year              $10.84   $10.62  $11.48  $10.90  $10.47  $9.92  $10.25  $10.00

Income from investment operations
  Net investment income             .55      .55     .55     .58     .60    .62     .63     .53
  Net gain (loss) on securities
  (both realized and unrealized)    .05      .31    (.80)    .60     .43    .55    (.24)    .25

  Total from investment operations  .60      .86    (.25)   1.18    1.03   1.17     .39     .78

Less distributions
  Dividends from net investment
    income                         (.55)    (.55)   (.55)   (.58)   (.60)  (.62)   (.63)   (.53)
  Distributions from capital gains   -      (.09)   (.06)   (.02)     -      -       -       -
  Distributions from paid-in capital -        -       -       -       -      -     (.09)     -
     Total distributions           (.55)    (.64)   (.61)   (.60)   (.60)  (.62)   (.72)   (.53)

  End of year                    $10.89   $10.84  $10.62  $11.48  $10.90 $10.47   $9.92  $10.25

Total Return                       5.62%    8.42%  (2.18)% 11.11%  10.16% 12.11%   3.87%   8.15%

Ratios/Supplemental Data
  Net assets, end of year
   (in 000's)                    $54,165  $51,131 $52,230 $57,396 $39,291 $25,688 $14,792 $6,619

Ratio of expenses to average net assets
  Before expenses reimbursements    .98%    1.00%    .97%     95%    .95%   1.01%   1.64% 2.22%(b)(c)
  After expense reimbursements      .98%(A)  .97%(A) .95%    .95%    .95%    .91%    .83%  .54%(b)(c)

Ratio of net investment income to average net assets
  Before expense reimbursements    5.03%    5.19%   4.99%   5.21%   5.67%   5.95%   5.35% 4.72(b)(c)
  After expense reimbursements     5.03%    5.22%   5.01%   5.21%   5.67%   6.05%   6.16% 6.40%(b)(c)

Portfolio turnover                15.16%   17.08%  40.22%  27.77%  18.44%   7.28%  46.57% 21.91%


(A) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian arrangement were .95% in 1996 and 1995. Prior to 1995, such reductions were reflected in the expense ratios.
(a) Effective date of Fund's initial registration under the Securities Act of 1933 as amended.
(b)  Annualized.
(c) Excludes taxes and tax reimbursements of 1.15% of average net assets on an annualized basis.

FIRST PACIFIC MUTUAL FUND, INC.                            Prospectus dated
2756 Woodlawn Drive, #6-201                                February 1, 1997
Honolulu, Hawaii  96822





                 FIRST PACIFIC MUTUAL FUND, INC.

     First Pacific Mutual Fund, Inc. (the "Corporation") is a mutual fund, organized as a non-diversified open-end management investment company. In this Prospectus all references to any series of the Corporation will be called the "Fund" unless expressly noted otherwise. The Corporation offers three series of shares. Each Fund's net asset value will fluctuate.

     First Hawaii Municipal Bond Fund ("Bond Fund"). The objective of Bond Fund is to provide a high level of current income exempt from federal and Hawaii state income taxes, consistent with preservation of capital. The bond fund attempts to achieve its objective by investing primarily in a varied portfolio of investment grade municipal securities which pay interest exempt from federal and Hawaii income taxes.

     First Hawaii Intermediate Municipal Fund ("Intermediate Fund"). The objective of Intermediate Fund is to provide a high level of current income exempt from federal and Hawaii state income taxes, consistent with preservation of capital. The Intermediate Fund attempts to achieve its objective by investing primarily in a varied portfolio of investment grade municipal securities, with a dollar weighted average portfolio maturity of more than three years but not more than ten years which pay interest exempt from federal and Hawaii income taxes.

     First Pacific Management Corporation (the "Manager") manages each Fund's portfolio of investments.

     There is no sales load imposed at the time of purchase of a Fund's shares. (See "PURCHASING SHARES OF THE FUNDS.") Each Fund has adopted a distribution plan which provides that the Fund may spend up to .25% of its average daily net assets in connection with the distribution of Fund shares.

     This Prospectus sets forth the information about the Funds that a prospective investor should know before investing in a Fund. Please read and retain this Prospectus for future reference.

                      _____________________

     A Statement of Additional Information, dated February 1, 1997, containing additional information about the Funds has been filed with the Securities and Exchange Commission and is hereby incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling (808) 988-8088.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                        TABLE OF CONTENTS


                                                                    PAGE

FUND EXPENSE TABLE..................................................   3

FINANCIAL HIGHLIGHTS................................................   5

PROSPECTUS SUMMARY..................................................   7

INVESTMENT OBJECTIVES AND POLICIES..................................   9

MUNICIPAL SECURITIES................................................   9

INVESTMENT PRACTICES................................................  11

PURCHASING SHARES OF THE FUNDS......................................  12

DISTRIBUTIONS FROM THE FUNDS........................................  13

REDEMPTION OF SHARES................................................  13

NET ASSET VALUE.....................................................  15

TAX STATUS..........................................................  15

OFFICERS AND DIRECTORS..............................................  17

INVESTMENT MANAGER..................................................  17

CUSTODIAN  .........................................................  18

THE DISTRIBUTION PLAN...............................................  18

ALLOCATION OF BROKERAGE TRANSACTIONS................................  19

SHAREHOLDER SERVICES AND REPORTS....................................  19

GENERAL INFORMATION AND HISTORY.....................................  20



            FIRST HAWAII MUNICIPAL BOND FUND EXPENSES

     The following table illustrates all expenses and fees that a shareholder of the Bond Fund will incur. Additional transaction fees may be charged if a broker-dealer or other financial intermediary deals with the Fund on your behalf.

Shareholder Transaction Expenses
Sales Load Imposed on Purchases.....................................   NONE
Sales Load Imposed on Reinvested Dividends..........................   NONE
Contingent Deferred Sales Load......................................   NONE
Redemption Fees.....................................................   NONE
Exchange Fees.......................................................   NONE


Annual Operating Expenses
 (as a percentage of average net assets)
Management Expenses.................................................  .50%
Shareholder Servicing Costs........................................   .10
12b-1 Fees After Waiver............................................   .11  <F1>
Other Expenses.....................................................   .27
     Total Operating Costs After Waiver...........................    .98% <F2>

<F1>
The Fund's 12b-1 Plan provides that the Fund may incur costs not to exceed
 .25% per annum of the Fund's average net assets for the distribution of Fund shares. The Distributor has waived a portion of the Bond Fund's fees during the year ended 09/30/96. Such waivers may cease at anytime.
<F2>
Includes .03% custodian fees reduced through custodian arrangements.


     The purpose of this table is to assist the investor in understanding the various expenses that an investor in the Bond Fund will bear directly
or indirectly.   Absent the fee waiver, 12b-1 fees could have been up to
 .25% per annum and total operating costs after waiver could have been up to 1.12% per annum of the Bond Fund's average net assets. The expenses set forth above are based on actual amounts for the most recent fiscal year. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers.


     The following example illustrates the expenses that you would pay on $1,000 investment over various time periods assuming (1) a 5% annual rate of return and (2) redemption at the end of each time period. As noted in the table above, the Bond Fund charges no redemption fees of any kind.

          1 year         3 years        5 years        10 years
           $10             $31            $54            $120


This example should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown.



           FIRST HAWAII INTERMEDIATE MUNICIPAL FUND EXPENSES

     The following table illustrates all expenses and fees that a shareholder of the Intermediate Fund will incur. Additional transaction fees may be charged if a broker-dealer or other financial intermediary deals with the Fund on your behalf.

Shareholder Transaction Expenses
Sales Load Imposed on Purchases....................................   NONE
Sales Load Imposed on Reinvested Dividends.........................   NONE
Contingent Deferred Sales Load.....................................   NONE
Redemption Fees....................................................   NONE
Exchange Fees.......................................................  NONE

Annual Operating Expenses
 (as a percentage of average net assets)
Management Expenses..............................................   .50%
Shareholder Servicing Costs .....................................   .10
12b-1 Fees After Waiver..........................................   .08 <F3>
Other Expenses...................................................   .16
     Total Operating Costs After Waiver............................ .84%

<F3>
The Fund's 12b-1 Plan provides that the Fund may incur costs not to exceed
 .25% per annum of the Fund's average net assets for the distribution of Fund shares. The Distributor has waived a portion of the Intermediate Fund's fees during the period ending 09/30/96. Such waivers may cease at any time.



     The purpose of this table is to assist the investor in understanding the various expenses that an investor in the Intermediate Fund will bear directly or indirectly. Absent the fee waiver, 12b-1 fees could have been up to .25% per annum and total operating costs could have been up to 1.01% per annum of the Intermediate Fund's average net assets. The expenses set forth above are based on actual amounts for the most recent fiscal year. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers.

     The following example illustrates the expenses that you would pay on $1,000 investment over various time periods assuming (1) a 5% annual rate of return and (2) redemption at the end of each time period. As noted in the table above, the Intermediate Fund charges no redemption fees of any kind.

      1 year         3 years         5 years        10 years
        $9             $27             $47            $104


This example should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown.



                         First Hawaii Municipal Bond Fund
                               FINANCIAL HIGHLIGHTS

The financial highlights and ratios for the periods presented have been selected from the Fund's financial statements, which have been examined by Tait, Weller & Baker, independent certified public accountants, whose unqualified report thereon appears on the Fund's Annual Report to Shareholders for the year ended September 30, 1996. Such Financial statement and report are incorporated by reference in this Prospectus.




                                       Years ended September 30,
                                        1996      1995      1994      1993
Net asset value
  Beginning of year                    $10.84    $10.62    $11.48    $10.90

Income from investment operations
  Net investment income                   .55       .55       .55       .58
  Net gain (loss) on securities
    (both realized and unrealized)        .05       .31      (.80)     . 60

    Total from investment operations      .60       .86      (.25)     1.18

Less distributions
   Dividend from net investment income   (.55)     (.55)     (.55)     (.58)
   Distributions from capital gains        -       (.09)     (.06)     (.02)
   Distributions from paid-in capital      -         -         -         -
     Total distributions                 (.55)     (.64)     (.61)     (.60)

      End of year                      $10.89    $10.84    $10.62    $11.48

Total return                             5.62%     8.42%    (2.18)%   11.11%

Ratios/Supplemental Data
  Net assets, end of year (in 000's)   $54,165   $51,131   $52,230   $57,396

  Ratio of expenses to average net assets
     Before expense reimbursements        .98%(A)  1.00%      .97%      .95%
     After expense reimbursements         .98%(A)   .97%      .95%      .95%

  Ratio of net investment income
      to average net assets
     Before expense reimbursements       5.03%     5.19%     4.99%     5.21%
     After expense reimbursements        5.03%     5.22%     5.01%     5.21%

Portfolio turnover                      15.16%    17.08%    40.22%    27.77%

                                                                   November 23,
                                                                   1988 (a) to
                                        Years ended September 30,  September 30,
                                        1992      1991      1990      1989
Net Asset Value
  Beginning of year                    $10.47    $ 9.92    $10.25    $10.00

Income from investment operations
  Net investment income                   .60       .62       .63       .53
  Net gain (loss) on securities
    (both realized and unrealized)        .43       .55      (.24       .25

    Total from investment operations     1.03      1.17       .39       .78

Less Distributions
  Dividend from net investment income    (.60)     (.62)     (.63)     (.53)
  Distributions from capital gains         -         -         -         -
  Distributions from paid-in capital       -         -       (.09)       -
       Total Distributions               (.60)     (.62)     (.72)     (.53)

End of year                            $10.90    $10.47     $9.92    $10.25

Total Return                            10.16%    12.11%     3.87%     8.15%

Ratios/Supplemental Data
  Net assets, end of year (in 000's)   $39,291   $25,688   $14,792   $6,619

Ratio of expenses to average net assets
  Before expense reimbursements           .95%     1.01%     1.64%  2.22%(b)(c)
  After expense reimbursements            .95%      .91%      .83%   .54%(b)(c)

Ratio of net investment income to average net assets
  Before expense reimbursements          5.67%     5.95%     5.35%  4.72%(b)(c)
  After expense reimbursements           5.67%     6.05%     6.16%  6.40%(b)(c)

Portfolio turnover                      18.44%     7.28%    46.57%   21.91%


(A) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian arrangement were .95% in 1996 and 1995. Prior to 1995, such reductions were reflected in the expense ratios.
(a) Effective date of the Fund's initial registration under the Securities Act of 1933 as amended.
(b)   Annualized.
(c) Excludes taxes and tax reimbursements of 1.15% of average net assets on an annualized basis.




             First Hawaii Intermediate Municipal Fund
                       FINANCIAL HIGHLIGHTS

The financial highlights and ratios for the period presented have been selected from the Fund's financial statements, which have been examined by Tait, Weller & Baker, independent certified public accountants, whose unqualified report thereon appears in the Fund's Annual Report to Shareholders for the year ended September 30, 1996. Such Financial statement and report are incorporated by reference in this Prospectus.


                                                       Period
                                                    July 5, 1994*
                                                         to
                         Years ended September 30,   September 30,
                                     1996     1995     1994

Net asset value
  Beginning of year                  $5.14    $4.99    $5.00

Income from investment operations
  Net investment income                .22      .23      .05
    Net gain (loss) on securities     (.02)     .15     (.01)
       (unrealized)

  Total from investment operations     .20      .38      .04


Less distributions
 Dividends from net investment income (.22)    (.23)    (.05)

        End of period                $5.12    $5.14    $4.99

Total return                          3.95%    7.86%     .72%

Ratios/Supplemental Data
  Net assets, end of year           $6,624    $4,760   $2,447
        (in 000's)

    Ratio of expenses to average net assets
      Before expense reimbursements   1.50%    1.90%    4.98%(a)
      After expense reimbursements     .84%(b)  .66%(b)    0%(a)

    Ratio of net investment income to average net assets
      Before expense reimbursements   3.66%    3.39%     .12%(a)
      After expense reimbursements    4.32%    4.63%    4.60%(a)

Portfolio turnover                   17.76%   10.04%       0%

*Commencement of operations

(a) Annualized.
(b) Ratios of expenses to average net assets after the reduction of custodian fees under a custodian arrangement were .75% and .64% for 1996 and 1995 respectively. Prior to 1995, such reductions were reflected in the expense ratios.


                          PERFORMANCE

    From time to time each Fund may advertise its total return and yield. The "total return" of a Fund refers to the average annual compounded rates of return over 1, 5 and 10 year periods or for the life of a Fund (which periods will be stated in the advertisement) that would equate an initial amount invested at the beginning of a stated period to the ending redeemable value of the investment. The calculation assumes the reinvestment of all dividends and distributions, includes all recurring fees that are charged to all shareholder accounts and a deduction of all nonrecurring charges deducted at the end of each period. Aggregate total return may also be presented for various periods; such return represents the cumulative change in value of an investment in each Fund for the specific period (reflecting changes in Fund share prices and assuming reinvestment of dividends and distributions). Total return may be quoted with or without giving effect to any voluntary expense limitations in effect for each Fund during the relevant period. The "yield" of each Fund is computed by dividing the net investment income per share earned during the period stated in the advertisement (using the average number of shares entitled to receive dividends) by the maximum offering price per share on the last day of the period. The calculation includes among expenses of a Fund, for the purpose of determining net investment income, all recurring fees that are charged to all shareholder accounts and any nonrecurring charges for the period stated. The yield formula provides for semi-annual compounding which assumes that net investment income is earned and reinvested at a constant rate and annualized at the end of a six-month period. Further information about the performance of a Fund is contained in each Fund's annual report to shareholders, which may be obtained without charge.

                        PROSPECTUS SUMMARY

Offering Price, Charge
and Minimum Purchase     The minimum initial investment is $1,000
                         with a $100 minimum for subsequent
                         investments; less in certain circumstances.
                         Shares are sold at net asset value.  See
                         "PURCHASING SHARES OF THE FUNDS."


Investment Objective
and Policies             Each Fund seeks to provide a high level of
                         current income exempt from federal and
                         Hawaii state income taxes, consistent with preservation of capital. There is no assurance that this objective will be achieved. Each Fund will invest primarily in a varied portfolio of investment grade
                         Hawaii municipal securities.  The
                         Intermediate Fund will attempt to achieve its objective by investing primarily in a varied portfolio of investment grade obligations with an average portfolio maturity of more than three years but not more than ten years. Each Fund will primarily invest in municipal securities issued by or on behalf of the State of Hawaii and its political subdivisions, agencies and instrumentalities, certain interstate agencies and certain territories of the United States. Municipal securities include municipal bonds, as well as shorter term municipal notes, municipal leases, zero coupon bonds, pre-refunded bonds, and tax exempt commercial paper. Individual bonds could range in maturity from three months to forty years. The net asset value per share may increase or decrease depending on changes in interest rates and other factors affecting the municipal credit markets. Each Fund will not invest more than 10% in lower rated municipal securities. See "INVESTMENT OBJECTIVES AND
                         POLICIES."

Risks and                Subject to certain limitations, each Fund may
Investment Practices     lend its portfolio securities, and enter into
                         when-issued or delayed delivery transactions.
                         These investments entail certain risks. Tax-exempt securities may be adversely affected by local political and economic conditions and developments within the State which adversely affect issuers of such tax-exempt securities.
                         Adverse conditions in the State of Hawaii's significant industries could have a correspondingly adverse effect on specific issuers within the State or on anticipated revenue of the State. In the event of the bankruptcy of a borrower of Fund portfolio securities, the Fund could experience delays in recovering either the securities loaned or its cash. To the extent that the value of the securities loaned has increased or the value of the collateral held by a Fund has decreased, the Fund could experience a loss. When the time comes to receive and pay for a when-issued security, the security may have a value greater or less than a Fund's fixed payment obligation. See "MUNICIPAL SECURITIES" and
                         "INVESTMENT PRACTICES."

Investment Manager       First Pacific Management Corporation is
                         each Fund's Investment Manager.  The
                         Investment Manager was organized in 1988.
                         The annual management fee for each Fund is .50% of average daily net assets. The
                         Manager also provides each Fund with
                         certain shareholder services for an annual fee of .10% of average daily net assets.


Distributions from       Distributions from net investment income
the Fund                 are declared daily and paid monthly.
                         Capital gains, if any, are distributed
                         annually.  See "DISTRIBUTIONS FROM THE
                         FUNDS."

Redemption               Shares may be redeemed at net asset value next
                         determined. Each Fund may require involuntary redemption of shares if the value of an account is less than $500. See "REDEMPTION OF SHARES."

Distribution Plan        Each Fund and its shareholders have adopted
                         a distribution plan pursuant to Rule 12b-1 of the Investment Company Act of 1940 which provides that the Fund may spend up to .25% of its average daily net assets in connection with the Fund's activities as a distributor of its shares. See "THE
                         DISTRIBUTION PLAN."

Transfer Agent           First Pacific Recordkeeping, Inc.  See
                         "SHAREHOLDER SERVICES AND REPORTS."


            The above is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus.


                INVESTMENT OBJECTIVES AND POLICIES

    Each Fund's investment objective is to provide a high level of current income exempt from federal and Hawaii state income taxes, consistent with preservation of capital. There can be no assurance that a Fund will achieve its investment objective, which may be changed only with shareholder approval. The Intermediate Fund invests primarily in a portfolio of investment grade obligations with a dollar weighted average portfolio maturity of more than three years but not more than ten years. Generally speaking, intermediate bonds have less market fluctuation than long term bonds. However, intermediate bonds may have lower yields due to their shorter maturity. There is, of course, no assurance that the Fund's objective will be achieved.

    Each Fund will generally invest its assets in a varied portfolio of investment grade municipal securities which are general obligation and revenue bonds and notes issued by or on behalf of the State of Hawaii and its political subdivisions, agencies and instrumentalities, certain interstate agencies and certain territories of the United States, the interest on which, in the opinion of bond counsel or other counsel to the issuer of such securities, is exempt from federal and Hawaii state income taxes. In normal circumstances up to 100%, but not less than 80%, of a Fund's net assets will be invested in the foregoing types of municipal securities. The foregoing is a fundamental policy and cannot be changed without shareholder approval. Each Fund may invest up to 10% of its assets in bonds rated BB or Ba grade municipal securities. The lowest quality municipals in which each Fund will invest are those rated BB by S&P, Ba by Moody's or which are unrated, but judged by the Investment Manager to be of equivalent quality. (See "MUNICIPAL SECURITIES-Investment Grade Municipal Securities and Lower Grade Municipal Securities" below.)

    When the Investment Manager determines during periods of adverse market conditions including when Hawaiian tax exempt securities are unavailable, each Fund may invest up to 20% of the value of its net assets for temporary defensive purposes in money market instruments the interest of which may be subject to federal, state or local income tax.

                       MUNICIPAL SECURITIES
General
    Municipal securities are debt obligations issued by or on behalf of the government of states, territories or possessions of the United States, the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest on which is generally exempt from the regular Federal income tax.
    The two principal classifications of municipal securities are "general obligation" and "revenue" bonds. "General obligation" bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. "Revenue" bonds are usually payable only from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. Industrial development bonds are usually revenue bonds, the credit quality of which is normally directly related to the credit standing of the industrial user involved.
    There are, in addition, a variety of hybrid and special types of municipal securities, including variable rate securities, municipal notes and municipal leases. Variable rate securities bear rates of interest that are adjusted periodically according to formulae intended to minimize fluctuations in values of the instruments. Municipal notes include tax, revenue and bond anticipation notes of short maturity, generally less than three years, which are issued to obtain temporary funds for various public purposes. Municipal leases are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities. Some municipal securities may not be backed by the faith, credit and taxing power of the issuer. Zero coupon bonds are debt obligations which do not require the periodic payment of interest and are issued at a significant discount from face value. Pre-refunded bonds are municipal bonds for which the issuer has previously provided money and/or securities to pay the principal, any premium and interest on the bonds to their maturity date or to a specific call date. A more detailed description of the types of municipal securities in which each Fund may invest is included in the Statement of Additional Information.
    From time to time, proposals have been introduced before Congress that would have the effect of reducing or eliminating the federal tax exemption on income derived from municipal securities. If such a proposal were enacted, the ability of the Fund to pay tax exempt interest dividends might be adversely affected. The Tax Reform Act of 1986 also limits the types and amounts of securities eligible to pay tax exempt interest, which may restrict the range of tax exempt securities available for investment by the Fund.

Investment Grade Municipal Securities

    Each Fund will invest its assets primarily (up to 100% but not less than 90%), in securities which, at the time of purchase, are either rated within the four highest grades assigned by Moody's Investors Service, Inc. ("Moody's") (Aaa, Aa, A and Baa) or Standard & Poor's Corporation ("S&P") (AAA, AA, A and BBB); or if unrated, are judged by the Investment Manager to be of comparable quality to such rated securities. Bonds which are rated Baa or BBB are considered as medium grade obligations, i.e. they are neither highly protected nor poorly secured. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Although each Fund will invest primarily in investment grade municipal securities, from time to time each Fund may also invest in medium grade municipal securities and in lower grade municipal securities. The Investment Manager attributes to medium and lower quality obligations the same general characteristics as do rating services such as Standard & Poor's and Moody's.

Lower Grade Municipal Securities
    Municipal securities which are in lower grade categories generally offer a higher current yield than is offered by municipal securities which are in the higher grade categories, but they also generally involve greater price volatility and greater credit and market risk. Lower grade municipal securities, including BB and Ba, are generally regarded as having predominantly speculative capacity to pay interest and repay principal in accordance with their terms. A more detailed description of the risks of investing in such municipal securities is set forth in the Statement of Additional Information.

Certain Considerations Regarding Hawaii Securities
    The ability of each Fund to meet its objective is affected by the ability of municipal issuers to meet their payment obligations. There are additional risks associated with an investment which invests primarily in issues of one state. Since each Fund invests primarily in obligations of issuers located in Hawaii, the marketability, and market value of these obligations may be affected by certain Hawaiian constitutional provisions, legislative measures, executive orders, administrative regulations, and vote initiatives.

    The Hawaiian economy is concentrated in tourism, agriculture, construction and military operations. Tourism is Hawaii's largest economic sector. 1996 marked the stabilization of the Hawaii visitor industry following the 1991-1993 slump. With visitor arrivals on a record-setting pace, statewide occupancies reaching pre-slump levels and average daily room rates continuing to make up for ground lost during the slump, the Hawaii tourism industry appears well on the way to recovery. Agriculture, dominated by the Hawaiian pineapple and sugar trade, has faced increased foreign competition. Agricultural production has become somewhat more diversified and includes cattle, poultry, vegetables, coffee, flowers and other nursery products.

    Governmental activities, including activities usually administered on a municipal or county level such as public education, are the responsibility of the state. This concentration aggravates an otherwise high level of state debt obligations. The state General Fund has operated either within planned deficits or with ending fund balances since December 1962. Revenue is derived primarily from general excise taxes and individual and corporate income tax.
    Hawaii's county governments may issue government obligation bonds. The counties have preferred to finance capital investment with cash of federal grants. As a result, relatively minimal amounts are charged to the county general obligation debt limit, which restricts local government indebtedness to not more than 15% of net assessed value of real property. In Hawaii, no city or other governmental units may issue bonds.

                       INVESTMENT PRACTICES

"When Issued" and "Delayed Delivery" Transactions
    Each Fund may purchase and sell municipal securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on municipal securities in connection with such transactions prior to the date the Fund actually takes delivery of and makes payment for such securities. These transactions are subject to market fluctuation; the value of the municipal securities at delivery may be more or less than their purchase price, and yields generally available on municipal securities when delivery occurs may be higher or lower than yields on the municipal securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or high-grade municipal portfolio securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase municipal securities on such basis only with the intention of actually acquiring these securities, but the Fund may sell such securities prior to the settlement date if such sale is considered advisable. To the extent the Fund engages in "when issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring securities for the Fund's portfolio consistent with the Fund's investment objective and policies and not for the purpose of investment leverage.

Other Practices

    The Bond Fund may invest in municipal bonds with a maturity range as long as 40 years. The Bond Fund will seek to invest in municipal bonds of such maturities that, in the judgment of the Fund and the Investment Manager, will provide a high level of current income consistent with liquidity requirements and market conditions.

    Each Fund may borrow amounts up to 5% of its net assets (including reverse repurchase agreements) in order to pay for redemptions when liquidation of portfolio securities is considered disadvantageous or inconvenient and may pledge up to 10% of its net assets to secure such borrowing.

    It is possible that a Fund will invest more than 25% of its assets in a particular segment (bonds financing similar projects such as utilities, hospitals or housing finance agencies) of the municipal bond market. Developments affecting a particular segment could have a significant effect on a Fund's performance. (An investment of more than 25% of assets in a particular segment of the municipal bond market differs from an investment (i.e., concentration) of more than 25% of assets in a single industry.) In such circumstances, economic, business, political or other changes affecting one bond might also affect other bonds in the same segment, thereby potentially increasing market risk with respect to the bonds in such segment. Such changes could include, but are not limited to, proposed or suggested legislation involving the financing of projects within such segments, declining markets or needs for such projects and shortages or price increases of materials needed for such projects. Each Fund may be subject to greater risk as compared to a fund that does not follow this practice.

    Each Fund intends to invest its assets in a varied portfolio in order to reduce the impact on the Fund of any loss on a particular portfolio security. However, in order to attain economies of scale at relatively low asset size. Each Fund may invest more than 5% of its assets in at least five issuers and may invest as much as 50% of its assets in as few as two issuers. With respect to the remaining 50% of its assets, it may invest no more than 5% in the securities of one issuer. Thus, each Fund's investments may be diversified among fewer issuers than if it were a diversified fund and, if so, the Fund's net asset value may increase or decrease more rapidly than a diversified fund if these securities change in value.

                  PURCHASING SHARES OF THE FUNDS

    The Funds' shares are continuously offered through First Pacific Securities (the "Distributor"), 2756 Woodlawn Drive, #6-201, Honolulu, Hawaii 96822. The Distributor is a wholly owned subsidiary of the Fund's Investment Manager.

    The minimum initial investment to open an account is $1,000, and the minimum subsequent investment is $100. Shares in each Fund may be purchased from the Distributor or from members of the National Association of Securities Dealers who have sales agreements with the Distributor. Direct purchase orders may be made by submitting a check or wiring funds and in the case of a new account, a completed application to the Fund's transfer agent, First Pacific Recordkeeping, Inc. ("Transfer Agent") at the following address: First Pacific Recordkeeping, Inc., 2756 Woodlawn Drive, #6-201, Honolulu, Hawaii, 96822. For subsequent investments, the stub from the bottom of the shareholder confirmation should be sent along with the check.

    All orders for the purchase of shares are subject to acceptance or rejection by the Corporation or by the Distributor. Direct purchase orders received by the Transfer Agent by 4:00 p.m., New York City time, are confirmed at that day's public offering price. Direct purchase orders received by the Transfer Agent after 4:00 p.m. are confirmed at the public offering price next determined on the following business day. Should an order to purchase shares be canceled because an investor's check does not clear, the investor will be responsible for any resulting losses or fees incurred in that transaction.

    Shares of the Funds may be purchased by customers of brokers-dealers or other financial intermediaries ("Service Agents") which have established a shareholder servicing relationship with their customers. Service Agents may impose additional or different conditions on purchases or redemptions of Fund shares and may charge transaction or other account fees. Each Service Agent is responsible for transmitting to its customers a schedule of any such fees and information regarding additional or different purchase or redemption conditions. Shareholders who are customers of Service Agents should consult their Service Agent for information regarding these fees and conditions. Amounts paid to Service Agents may include transaction fees and/or service fees, which would not be imposed if shares of the Portfolio were purchased directly from the Distributor. Service Agents may provide shareholder services to their customers that are not available to a shareholder dealing directly with the Fund's Distributor.


    Service Agents may enter confirmed purchase orders on behalf of their customers. If shares of a Portfolio are purchased in this manner, the Service Agent must receive your investment order before 4:00 pm EST, and transmit it to the Fund's Transfer Agent prior to 5:00 pm EST to receive that day's share price. Proper payment for the order must be received by the Transfer Agent no later than the time when the Fund is priced on the following business day. Service Agents are responsible to their customers and the Fund for timely transmission of all subscription and redemption requests, investment information, documentation and money.

    The issuance of shares is recorded on the books of each Fund in full and fractional shares carried to the third decimal place. To avoid additional operating costs, and for investor convenience, share certificates will no longer be issued. Each Fund's shares are offered at the net asset value next computed after the Transfer Agent receives a check and order to purchase from an investor's securities dealer or broker or directly from the investor. There is no sales load imposed on purchases of Fund shares at the time of purchase.
    Investors will be entitled to begin receiving dividends on such shares on the next business day after the Fund receives good funds for such order. It is the responsibility of an investor, or an investor's broker or dealer, to promptly forward payment to the Corporation for shares being purchased.

In-Kind Purchases

    Under certain circumstances, an investor may purchase a Fund's shares by delivering to the Fund securities eligible for the Fund's portfolio. All in-kind purchases are subject to prior approval by the Manager. Prior to sending securities to a Fund with a purchase order, investors must contact the Manager ((808)988-8088) for verbal approval of the in-kind purchase. Acceptance of such securities will be at the discretion of the Manager based on its judgment as to whether, in each case, acceptance of the securities will allow the Fund to acquire the securities at no more than the cost of acquiring them through normal channels. Fund shares purchased in exchange for securities are issued at the net asset value next determined after receipt of securities and the purchase order. Securities accepted for in-kind purchases will be valued in the same manner as portfolio securities, described below under "Net Asset Value," at the value next determined after receipt of the purchase order. Approval by the Manager of in-kind purchases will not delay valuation of the securities accepted for in-kind purchases or fund shares issued in exchange for such securities. The in-kind exchange, for tax purposes, constitutes the sale of one security and the purchase of another. The sale may involve either a capital gain or loss to the shareholder for federal income tax purposes.

                   DISTRIBUTIONS FROM THE FUNDS

    Each Fund will declare distributions on a daily basis and will pay such distributions on a monthly basis. Each Fund will also make distributions to investors of its net realized capital gains, if any, annually. The monthly distribution is composed of all or a portion of investment income earned by a Fund, less the Fund's expenses. Capital gains distributions consist of a Fund's realized gain on transactions in securities and in futures and options hedging transactions, net of any realized capital losses, less any carryover capital losses from previous years.
    Each Fund will automatically credit monthly distributions and any annual net long-term capital gain distributions to an investor's account in additional shares of the Fund valued at net asset value, unless an investor elects otherwise to the Fund's transfer agent. This election must be made by writing to the Transfer Agent. If an investor elects to change the method of distribution, such change will be effective only with regard to distributions for which the payment date is seven or more business days after the Transfer Agent has received the request.

                      REDEMPTION OF SHARES
Written Redemption Request
    Investors may redeem shares at any time by mailing a written redemption request in proper form to the Transfer Agent. This request should be sent to First Pacific Recordkeeping, Inc., 2756 Woodlawn Drive, #6-201, Honolulu, HI 96822. The request should indicate the amount to be redeemed, identify the account number and be signed exactly as the shares are registered. If the amount being redeemed is in excess of $50,000, or if proceeds are to be sent to anyone other than the registered shareholder or address of record, signature(s) must be guaranteed by an acceptable financial institution such as a bank, savings and loan association, trust company credit union, broker, dealer, registered securities association and clearing agency. The Manager may waive this requirement under certain circumstances. Investors will receive the net asset value per share next computed after the Transfer Agent receives the redemption request in proper form.

Telephone Redemptions
    Investors who have previously established the telephone redemption privilege may sell shares by calling the Transfer Agent at (808) 988-8088 before 4:00 p.m. Eastern time to request a redemption. Prior to redeeming shares by telephone the "Redemption Instructions" section of either the Account Application or Expedited Telephone Redemption and Exchange Request Form (the "Authorization") must be completed and on file with the Transfer Agent. The signature(s) on the Authorization must be guaranteed by an acceptable financial institution such as a bank, savings and loan association, trust company, credit union, broker, dealer, registered securities association and clearing agency unless the Authorization is completed at the time an account is originally established. A redemption requested by telephone will be processed at the net asset value next determined after receipt of the request. The proceeds would then be made payable to the registered shareowner(s) and mailed to the address registered on the account or wired to a bank, as requested on the Authorization. Investors cannot redeem shares by telephone if stock certificates are held for those shares. In addition, this service is not available with respect to shares purchased by check until 15 days after purchase.
    By utilizing the telephone redemption service, an investor authorizes the Transfer Agent or its agent to act upon the instructions of any person by telephone to redeem shares for any account for which such service has been authorized to the address of record of such account. Each Fund and the Transfer Agent will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures include requiring the investor to provide certain personal identification at the time an account is opened and prior to effecting each transaction request by telephone. In addition, investors may be required to provide additional telecopied written instructions of such transaction requests. A Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent telephone instructions if the Fund or the Transfer Agent does not employ these procedures. Neither the Funds nor the Transfer Agent will be responsible for any loss, liability, cost or expense for following instructions received by telephone that it reasonably believes to be genuine. To change the name of the commercial bank or the account designated to receive redemption proceeds, a written request must be sent to the Fund at the Corporation's address. Requests to change the bank or account must be signed by each shareholder and each signature must be guaranteed. This service may be amended or terminated at any time by the Transfer Agent or the Fund.

General
    Whether shares are redeemed by a Fund or sold through a securities dealer, a check for the proceeds (net of any required tax withholding) ordinarily will be mailed to investors or their dealer as the case may be within five business days after a redemption request or repurchase order and stock certificates (if any) are received in proper form as set forth above. Wire transfers from a Fund of redemption proceeds, in the manner described above, ordinarily will be transmitted to the investor within two business days. If any shares are redeemed or repurchased shortly after purchase, the Funds will not mail the proceeds until checks received for the purchase of shares have cleared, which may take 10 days or more. The proceeds, of course, may be more or less than the cost of the shares.
    The right of redemption by a Fund may be suspended or the date of payment postponed for more than seven days during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), when an emergency exists as defined by rules and regulations of the Securities and Exchange Commission, or during any period when the Securities and Exchange Commission has by order permitted such suspension or postponement.
    Each Fund reserves the right to redeem an investor's account where the account is worth less than $500. Each Fund will advise the shareholder of such intention in writing at least sixty (60) days prior to effecting such redemption, during which time the shareholder may purchase additional shares in an amount necessary to bring the account back to $500. The Funds will not redeem an investor's account which is worth less than $500 solely on account of a market decline.

                         NET ASSET VALUE

    The net asset value per share for each Fund is determined by calculating the total value of the Fund's assets, deducting its total liabilities, and dividing the result by the number of shares outstanding. The net asset value is computed once daily as of 4:00 p.m. Eastern time, Monday through Friday, except on customary business holidays, or except on any day on which no purchase or redemption orders are received, or there is not a sufficient degree of trading in a Fund's portfolio securities such that the Fund's net asset value per share might be materially affected. Each Fund reserves the right to calculate the net asset value and to adjust the public offering price based thereon more frequently than once a day if deemed desirable.
    Fixed income securities are valued by using market quotations, prices provided by market makers or estimates of market values obtained from yield data relating to instruments or securities with similar characteristics in accordance with procedures established in good faith by the Directors of the Fund. Short-term securities with remaining maturities of less than 60 days are valued at amortized cost when it is determined by First Pacific's Board of Directors that amortized cost is the fair value of such securities. Other assets are valued at fair value as determined in good faith by the Directors.

                            TAX STATUS
Federal Taxes
    Each Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 (the "Code"). In each year a Fund so qualifies and distributes to its shareholders substantially all of its net investment income and net capital gains, if any, in the manner required by the Code, it will not be required to pay federal income taxes, except to the extent that its taxable income is not distributed.
    If, at the close of each quarter of a Fund's taxable year, at least 50% of the value of the Fund's total assets consists of obligations exempt from federal income tax ("tax-exempt obligations"), the Fund will be qualified to pay exempt interest dividends to its shareholders to the extent of its tax-exempt interest income (less expenses applicable thereto). Exempt interest dividends may be treated by shareholders as interest excludable from their gross income for federal income tax purposes, but may be taxable distributions for state and local tax purposes. Exempt interest dividends are included, however, in determining what portion, if any, of a person's social security benefits will be includable in gross income subject to federal income tax. Interest with respect to indebtedness incurred or continued by a shareholder to purchase or carry shares of a Fund is not deductible to the extent of the exempt interest dividends received from a Fund.
    Distributions of a Fund's taxable income and net short-term capital gains, if any, are taxable to shareholders at ordinary income rates. Distributions of a Fund's net long-term capital gains ("capital gains dividends"), if any, are taxable to shareholders at the rates applicable to long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Each Fund will inform shareholders of the source and tax status of such distributions promptly after the close of each calendar year. Interest on certain "private activity" obligations issued after August 7, 1986 will give rise to an item of tax preference which may cause a shareholder to be subject to (or result in an increased liability under) the alternative minimum tax. Distributions from the Funds will not be eligible for the 70% dividends received deduction for corporations because none of the Funds' net income will arise from dividends on common or preferred stock.
    Redemption or resale of shares of the Funds will be a taxable transaction for federal income tax purposes, and shareholders will recognize gain or loss in an amount equal to the difference between their basis in their shares of the Fund and the amount received. Assuming that such shares are held as a capital asset, the gain or loss will be a capital gain or loss and will generally be long-term if such shareholders have held their shares for more than one year. Any loss on shares held for six months or less will be disallowed to the extent of any exempt interest dividends received with respect to such shares. If such loss is not entirely disallowed, it will be treated as a long-term capital loss to the extent of any capital gains dividends received (or deemed to have been received) with respect to such shares.
    Distributions of a Fund's taxable income and net capital gains, if any, will be taxable as described above, whether received in shares of the Fund or in cash. Shareholders who receive distributions in the form of additional shares will have a basis for federal income tax purposes in each such share equal to the value thereof on the reinvestment date.
    In order to avoid a 4% excise tax on "spillover dividends," each Fund will be required to distribute by December 31 of each year at least 98% of its net investment income for such year and at least 98% of its capital gain net income (computed on the basis of the one-year period ending on October 31 of such year), plus any required distribution amounts that were not distributed in previous tax years. Dividends that are declared by a Fund in December of any year and that are actually paid before the following February to shareholders of record on a specified date in December will be treated for tax purposes as having been distributed to, and received by, shareholders in December.
    Each Fund is required, in certain circumstances, to withhold 31% of taxable dividends and certain other payments, including redemptions, paid to shareholders who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) or who are otherwise subject to backup withholding. In addition, each Fund is required, in certain circumstances, to withhold up to 30% of dividends paid to nonresident aliens.

Hawaii Tax Status
    Shareholders of each Fund who are subject to Hawaii income taxes will not be subject to Hawaii income taxes on the Fund's dividends to the extent that such dividends qualify as either (1) exempt-interest dividends of a regulated investment company under Section 852(b)(5) of the Internal Revenue Code of 1986, which are derived from interest on tax-exempt obligations of the State of Hawaii or any of its political subdivisions or on obligations of the possessions or territories of the United States (such as Puerto Rico, Virgin Islands or Guam) that are exempt from federal income tax or (2) dividends derived from interest or dividends on obligations of the United States and its possessions or on obligations or securities of any authority, commission or instrumentality of the United States included in federal adjusted gross income but exempt from state income taxes under the laws of the United States. To the extent that a Fund's distributions are attributable to sources not described in the preceding sentences, such as long or short term capital gains, such distributions will not be exempt from Hawaii income tax.
    Interest on Hawaiian Obligations, tax-exempt obligations of states other than Hawaii and their political subdivisions, and obligations of the United States or its possessions is not exempt from the Hawaii Franchise Tax. This tax applies to banks, building and loan associations, industrial loan companies, financial corporations, and small business investment companies.
    Persons or entities who are not Hawaii residents should not be subject to Hawaii income taxation on dividends and distributions made by the Fund but may be subject to other state and local taxes.
    Each Fund will notify its shareholders within 45 days after the close of the year as to the interest derived from Hawaii obligations and exempt from Hawaii income tax.
    The tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the federal, state, local, foreign and other tax consequences to them of any investment in the Funds, including the effects of any changes, including proposed changes, in the tax laws.

                      OFFICERS AND DIRECTORS

    The officers of the Fund manage its day-to-day operations. The Fund's manager and its officers are subject to the supervision and control of the Board of Directors under the laws of Maryland. A list of the directors and officers of the Fund and a brief statement of their present positions and principal occupations during the past five years is set forth in the "Statement of Additional Information."

                      INVESTMENT MANAGER

    First Pacific Management Corporation (the "Manager"), 2756 Woodlawn Drive, #6-201, Honolulu, Hawaii 96822, was founded in 1988, organized the Fund in 1988, and acts as its manager. The Manager manages the investment of the assets of each Fund, provides the Fund with investment research and administers the Fund's daily business affairs. The Manager engages in a continuous review and analysis of state and local economic conditions and trends and governmental activities related to the issuance of state and local debt obligations. The Manager provides portfolio research and services. The Manager is responsible for evaluating the portfolio and overseeing its performance. First Pacific Management Corporation provides or pays the cost of certain management, supervisory and administrative services required in the normal operation of the Corporation. This includes investment management and supervision; remuneration of directors, officers and other personnel; rent; and such other items that arise in daily corporate administration. Daily corporate administration includes the coordination and monitoring of any third parties furnishing services to each Fund, providing the necessary office space, equipment and personnel for such Fund business and assisting in the maintenance of the Fund's federal registration statement and other documents required to comply with federal and state law. Not considered normal operating expenses, and therefore payable by each Fund, are organizational expenses, custodian fees, shareholder services and transfer agency fees, taxes, interest, governmental charges and fees, including registration of the Fund and its shares with the Securities and Exchange Commission and the Securities Departments of the various States, brokerage costs, dues, and all extraordinary costs and expenses including but not limited to legal and accounting fees incurred in anticipation of or arising out of litigation or administrative proceedings to which the Fund, its directors or officers may be subject or a party thereto. As compensation for the services provided by First Pacific Management Corporation, each Fund pays the Manager a fee at the annual rate of .50 of one percent (.50%) of its average daily net assets.

    The Manager may voluntarily reimburse expenses such that it will waive a portion of its fees or reimburse a Fund for its other expenses to the extent required to meet any applicable state expense limitation or to maintain a certain voluntary maximum annual expense ratio for the Fund. Any such expense limitation would reduce the Fund's expenses and increase its yield.

    Certain officers and directors of the Fund are also officers or directors, or both, of First Pacific Management Corporation. Terrence K.H. Lee, President of the Fund and the Manager, owns 68% of the stock of the Manager. The stock of the Manager owned by Mr. Lee and by other stockholders who are not controlling persons is subject to certain agreements providing for rights of first refusal as to such stock.

    Louis F. D'Avanzo is primarily responsible for the day to day management of the Funds. Mr. D'Avanzo has been portfolio manager of the First Hawaii Municipal Bond Fund since August of 1991. Mr. D'Avanzo has been portfolio manager of the First Hawaii Intermediate Municipal Fund since its inception in July of 1994. Mr. D'Avanzo has been employed with First Pacific Management Corporation since July of 1989.

    Since 1995, a moderately expanding economy, modest demands for debt and the expectations of consistent price and unit labor costs have contributed to stable long term interest rates. Given these conditions and expectations, the primary investment strategy of the Bond Fund's investment manager was to purchase high quality twenty year Hawaii municipal bonds. The stability of interest rates, coupled with the strategy of purchasing high quality municipal bonds was the primary factor producing the past year's performance results.

Management Agreement
    Subject to the authority of the Board of Directors of the Corporation, the Manager and the Corporation's officers will supervise and implement each Fund's investment activities. The Manager implements the investment program of the Funds and the composition of its portfolio on a day-to-day basis.

    The current Management Agreement between the Bond Fund and First Pacific Management Corporation was approved on May 14, 1991 and the Management Agreement between the Intermediate Fund and the Manager was approved on July 7, 1994. Each Agreement continues in effect for an initial two-year period and thereafter for successive annual periods, so long as such continuance is specifically approved at least annually by the Board of Directors of the Corporation or by a vote of the majority of the outstanding voting securities of the Fund, and, provided also that such continuance is approved by a vote of the majority of the directors who are not parties to the Agreements or interested persons of any such party at a meeting held in person and called specifically for the purpose of evaluating and voting on such approval. The Agreement provides that either party may terminate by giving the other not more than sixty days nor less than thirty days written notice. The Agreement will terminate automatically if assigned by either party.


                            CUSTODIAN

    Union Bank of California, N.A. of San Francisco, California is the custodian of the assets of each Fund.

                      THE DISTRIBUTION PLAN

    Each Fund has adopted a distribution plan (the "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 which provides that the Fund may spend up to .25% per year of its average daily net assets in connection with the Fund's activities as a distributor of its shares. The Board of Directors determined that each Distribution Plan is in the best interests of the shareholders. Pursuant to the Distribution Plan, each Fund has entered into a Distribution Agreement with First Pacific Securities (the "Distributor"), to serve as the distributor of each Fund's shares. Under the Distribution Plan, each Fund will pay the Distributor for expenditures which are primarily intended to result in the sale of the respective Fund's shares such as advertising, marketing and distributing the Fund's shares and servicing Fund investors, including payments for reimbursement of and/or compensation to brokers and dealers.
    During the initial term of the Distribution Agreement the amounts payable to the Distributor under the Distribution Plan may not fully reimburse the Distributor for its actual distribution related expenses. The Distributor expects to recover such excess amounts through its normal fees under the Distribution Plan in later years. The Funds are not legally obligated to repay such excess amounts or any interest thereon, or to continue the Distribution Plan for such purpose. Distribution Plan payments are subject to limits under the rules of the National Association of Securities Dealers. The Fund understands that the staff of the Securities and Exchange Commission is continuing its consideration of payments under Rule 12b-1.
    Each Plan provides that the Distributor must submit quarterly reports to the Board of Directors of the Corporation setting forth all amounts paid under the Distribution Plan and the purposes for which such expenditures were made, together with such other information as from time to time is reasonably requested by the Directors.
    Each Distribution Plan provides that it will continue in full force and effect if ratified at the first meeting of Fund shareholders, and thereafter from year to year so long as such continuance is specifically approved by a vote of the Directors, and also by a vote of the disinterested Directors, cast in person at a meeting called for the purposes of voting on the Distribution Plan. The Distribution Plan for Bond fund was approved by the Fund's shareholders and the Distribution Plan for Intermediate Fund will be submitted to the Fund's initial shareholder(s) for approval. The Distribution Plans may not be amended to increase materially the amount to be spent for the services described therein without approval by a vote of a majority of the outstanding voting shares of the respective Fund, and all material amendments of a Distribution Plan must be approved by the Directors and also by the disinterested Directors. Each Distribution Plan may be terminated at any time by a vote of a majority of the disinterested Directors or by a vote of a majority of the outstanding voting shares of the respective Fund. While a Distribution Plan is in effect, selection of the nominees for disinterested directors is committed to the discretion of the disinterested directors.

              ALLOCATION OF BROKERAGE TRANSACTIONS

    In effecting purchases and sales of each Fund's portfolio securities, the Manager and the Fund may place orders with and pay brokerage commissions to brokers, including brokers which may be affiliated with the Fund, the Manager, the Distributor or dealers participating in the offering of the Fund's shares. In addition, in selecting among firms to handle a particular transaction, subject to best price and execution, the Manager and the Funds may take into account whether the firm has sold or is selling shares of the Funds.

                 SHAREHOLDER SERVICES AND REPORTS

    First Pacific Recordkeeping, Inc., transfer agent for the Fund, performs bookkeeping, data processing and administrative services related to the maintenance of shareholder accounts. The Transfer Agent also provides personal services to shareholders of each Fund pursuant to the Shareholder Services Agreement. Services provided pursuant to this Agreement include telephone and written communications with shareholders pertaining to changing dividend payment options, account designations and addresses, transfers, purchase and redemption transactions and general maintenance of shareholder relations. The Shareholder Service Agreement does not duplicate services provided under the Transfer Agent Agreement, such as maintenance of shareholder accounts and records, or effectuating redemptions, transfers or opening shareholder accounts. Clerical services provided by the Transfer Agent on behalf of the Funds under the Shareholder Services Agreement include personnel as needed, equipment and supplies, to respond to and process the shareholder inquiries. Bookkeeping services provided by the Transfer Agent on behalf of the funds pursuant to this Agreement, are generally limited to records of transactions and expenditures originating with the Transfer Agent in connection with providing supplemental shareholder services and maintaining shareholder relations and communications. As compensation for its clerical, bookkeeping and shareholder services, the Transfer Agent receives a fee, computed daily and payable monthly, at an annualized rate of .10% of the Fund's average daily net assets.
    When an initial investment is made in the Fund, an account will be opened for each investor on the Fund's books and investors will receive a confirmation of the opening of the account. Investors will receive monthly statements giving details of all activity in their account during the month and will also receive a statement whenever an investment or withdrawal is made in or from their account. Information for federal income tax purposes will be provided at the end of the year.
    First Pacific Recordkeeping, Inc. also provides fund accounting services for the Intermediate Fund pursuant to a Fund Accounting Agreement.

                 GENERAL INFORMATION AND HISTORY

    First Pacific Mutual Fund, Inc. was incorporated in Maryland on
July 8, 1988 and has a present authorized capitalization of 100,000,000 shares of $.01 par value common stock, of which, 20,000,000 shares have been allocated to each Fund. All shares have like rights and privileges. Each full and fractional share, when issued and outstanding, has (1) equal voting rights with respect to matters which affect the respective Fund, and (2) equal dividend, distribution and redemption rights to assets of the respective Fund. Shares when issued are fully paid and nonassessable. The Corporation may create other series of stock but will not issue any senior securities. Shareholders do not have pre-emptive or conversion rights. These shares have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors can elect 100% of the Directors, if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting will not be able to elect any Directors. The Corporation is not required to hold a meeting of shareholders each year. The Fund intends to hold annual meetings when it is required to do so by the Maryland General Corporate Law or the Investment Company Act of 1940. Shareholders have the right to call a meeting to consider the removal of one or more of the Directors and will be assisted in Shareholder communication in such matter.
    The Fund may use "First Pacific" in its name so long as First
Pacific Management Corporation or an affiliate thereof, acts as its investment manager.
    This prospectus omits certain of the information contained in the registration statement filed with the Securities and Exchange Commission, Washington, D.C. These items may be inspected at the offices of the Commission or obtained from the Commission upon payment of the fee prescribed.
    Shareholder inquiries should be directed to: First Pacific Securities, 2756 Woodlawn Drive #6-201, Honolulu, Hawaii 96822.


INVESTMENT MANAGER
First Pacific Management Corporation
2756 Woodlawn Drive, #6-201
Honolulu, Hawaii  96822

DISTRIBUTOR
First Pacific Securities, Inc.
2756 Woodlawn Drive, #6-201
Honolulu, Hawaii  96822

CUSTODIAN
Union Bank of California, N.A.
475 Sonsome Street, 15th Floor
San Francisco, California 94111

LEGAL COUNSEL TO FUND
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania  19103-7098

INDEPENDENT AUDITORS
Tait, Weller & Baker
Two Penn Center Plaza, Suite 700
Philadelphia, Pennsylvania  19102

TRANSFER AGENT
First Pacific Recordkeeping, Inc.
2756 Woodlawn Drive, #6-201
Honolulu, HI  96822

LEGAL COUNSEL TO INVESTMENT MANAGER
Goodsill Anderson Quinn & Stifel
1099 Alakea Street, Suite 1800
Alii Place
Honolulu, Hawaii  96813



             FOR INCORPORATION BY REFERENCE PURPOSES ONLY


                                                             Ward Plaza
                                                         210 Ward Avenue
                                                               Suite 129
                                                  Honolulu, Hawaii 96814
                                                         (808)  522-7777

                                                               PROSPECTUS
                                                         FEBRUARY 1, 1997


          LEAHI TAX-FREE INCOME TRUST (the "Fund") is a mutual fund whose investment objective is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes, consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities which pay interest exempt from federal and Hawaii income taxes.


          This prospectus sets forth basic information about the Fund that prospective investors should know before investing. It should be read and retained for future reference. A Statement of Additional Information dated February 1, 1997, as may be amended from time to time, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available without charge upon written request to the Fund at the address given above.

                                                                  Page

Expense Table. . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . 3
Discussion of Fund Performance . . . . . . . . . . . . . . . . . . . 4
Leahi Tax-free Income Trust. . . . . . . . . . . . . . . . . . . . . 5
Objective  And Investment Approach of the Fund . . . . . . . . . . . 5
Management of the Fund . . . . . . . . . . . . . . . . . . . . . . .13
How to Invest in the Fund. . . . . . . . . . . . . . . . . . . . . .15
How to Sell or Redeem an Investment in the Fund. . . . . . . . . . .16
How the Fund's  Per Share Value Is Determined. . . . . . . . . . . .18
Distributions  And Tax Information . . . . . . . . . . . . . . . . .18
General Information. . . . . . . . . . . . . . . . . . . . . . . . .20


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               EXPENSE TABLE


          The following table of fees and expenses is provided to assist investors in understanding the various costs and expenses which may be borne directly by an investor in the Fund. The percentages shown below are based on actual expenses incurred by the Fund for the fiscal year ended September 30, 1996. Actual expenses in future years may be more or less than those shown below. For a complete discussion of the fees connected with an investment in the Fund and the services provided to the Fund, see "How to Invest in the Fund" and "Management of the Fund".


Shareholder Transaction Expenses
Maximum Sales Charge Imposed on Purchases. . . . . . . .      NONE
Maximum Sales Charge Imposed on Reinvested Dividends . .      NONE
Deferred Sales Charge. . . . . . . . . . . . . . . . . .      NONE
Redemption Fees. . . . . . . . . . . . . . . . . . . . .      NONE
Exchange Fee . . . . . . . . . . . . . . . . . . . . . .      NONE

Annual Fund Operating Expenses
(as a percentage of average net assets)

Management Fees (after waiver and reimbursement) .     0.50%
12b-1 Fees . . . . . . . . . . . . . . . . . . . .     0.06%*
Other Expenses . . . . . . . . . . . . . . . . . .     0.29%

Total Fund Operating Expenses. . . . . . . . . . .     0.85%


Example

          The following example illustrates the total transaction and operating expenses that an investor in the Fund will have paid over various time periods on a hypothetical investment of $1,000 in the Fund, assuming (1) a 5% annual rate of return and (2) redemption at the end of each time period. As noted in the table above, the Fund charges no sales charges or redemption fees of any kind:


     1 year              3 years        5 years        10 years
     --------            ---------      ---------      ----------
     $9                  $27            $47            $104

          This example is based on the annual operating expenses shown above and should not be considered a representation of future expenses or performance. The operating expenses are borne by the Fund, and only indirectly by shareholders as a result of their investment in the Fund. Actual expenses may be greater or lesser than those shown, and the annual rate of return may be more or less than 5%.

----------
*12b-1 fees were paid by the Fund during this period for $10,791 reimbursing expenses incurred in fiscal year 1993 and $17,617 reimbursing expenses incurred in fiscal year 1994. The maximum amount which could have been paid by the Fund was 0.25% of average net assets.

                         FINANCIAL HIGHLIGHTS


          Financial highlights and ratios for the five years ended September 30, 1996 have been selected from the Fund's financial statements, which have been audited by Tait, Weller & Baker, independent certified public accountants, whose unqualified report thereon appears in the Fund's Annual Report to Shareholders for the year ended September 30, 1996, and is incorporated by reference into this Prospectus.


                                                                                                                 10/26/87%*
                            Fiscal Year Ended September 30,                                                          to
                            1996       1995       1994       1993       1992      1991       1990       1989      1988**
Net asset value,
  beginning of period     $ 13.74    $ 13.24    $ 14.42    $ 13.43    $ 12.97    $12.27    $ 12.40    $12.34    $ 12.00

INCOME FROM INVESTMENT OPERATIONS
Net investment income        0.70       0.71       0.69       0.71       0.74      0.74       0.79       0.66      0.49
Net gain loss) on securities (both
  realized and unrealized)  (0.02)      0.50      (1.08)      1.03       0.50      0.70      (0.13)      0.06      0.34

Total from investment
     operations              0.68       1.21      (0.39)      1.74       1.24      1.44       0.66       0.72       0.83

LESS DISTRIBUTIONS
Dividends from net
  investment income         (0.70)     (0.71)     (0.69)     (0.71)     (0.74)    (0.74)     (0.79)     (0.66)    (0.49)
Distributions from
  capital gains              ---        ---       (0.10)     (0.04)     (0.04)     ---        ---         ---       ---

Total distributions         (0.70)     (0.71)     (0.79)     (0.75)     (0.78)    (0.74)     (0.79)     (0.66)    (0.49)

Net asset value,
  end of period           $ 13.72    $ 13.74    $ 13.24    $ 14.42    $ 13.43   $ 12.97    $ 12.27    $12.40    $ 12.34

Total Return                 5.05%      9.40%     (2.76%)    13.34%      9.83%    12.12%      5.40%     6.74%      9.07%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of year
  (in 000's)              $47,465    $45,537    $43,928    $44,628    $30,950   $20,173    $12,576    $7,104    $ 5,200
Ratio of expenses to average net
  assets                     0.85%(b)   0.83%(b)   0.85%      0.98%      1.06%     1.09%(a)   0.89%     1.19%      1.07%
Ratio of net investment income to
  average net assets         5.09%      5.30%      5.04%      5.13%      5.60%     5.86%(a)   6.35%(a)  6.06%      6.23%
Portfolio turnover          17.42%     20.16%     22.05%     12.56%      8.04%    36.78%     31.12%    11.49%     28.16%

(a) Prior to reimbursement from manager, ratio of expenses to average net assets was 1.39% and 1.90% for 1991 and 1990, respectively, and ratio of net investment income to average net assets was 5.56% and 5.34% for 1991 and 1990.

(b) Ratio of Expenses to average net assets after the reduction of custodian agreement were 0.83% and 0.82% for 1996 and 1995, respectively. Prior to 1995, such reductions were reflected in the expense ratios.

* Commencement of operations.

**   Figures for Total Return, Ratios and Portfolio turnover are annualized.

                       DISCUSSION OF FUND PERFORMANCE


     Below are line graphs comparing the Fund and the broad based national (state taxable) Lehman Muni Bond Index through the Fund's fiscal year end September 30, 1996. The objective of the graph is to permit you to compare the performance of the Fund with the current market, and to give perspective to market conditions and investment strategies and techniques pursued by the Investment Manager that materially affected the performance of the Funds. While remaining a high quality portfolio, the Fund, under the direction of the Investment Manager, has been converting from shorter duration, pre-refunded issues to mid to long-term holdings for more flexibility in a volatile interest rate environment . Such rebalancing, in the opinion of the Investment Manager, will help protect the Fund from movements in interest rates such as reduced the Fund's total return for the last year from that of the previous year. Also, below are Leahi's average annual total returns for the one-year, five-year and inception through September 30, 1996 periods.

     The graph below compares the increase in value of a $10,000 investment in Leahi Tax-Free Income Trust with the performance of the Lehman Muni Bond Index. The values are as of September 30th for each of the last nine years and include reinvested dividends. The Lehman Brothers Index reflects investment of "dividends," but not the expenses of the Fund.


The following table including average annual total return information was presented as a graph.


                      1988     1989     1990     1991     1992     1993     1994     1995     1996
Leahi                10,848   11,579   12,204   13,684   15,029   17,033   16,562   18,120   19,036
Tax-Free Income Trust

Lehman               11,237   12,182   12,988   14,604   15,930   17,855   17,553   19,323   20,609
Muni Bond Index


Average annual total return
1 year     5.05%
5 year     6.82%
Inception  7.47%


                        LEAHI TAX-FREE INCOME TRUST

          The LEAHI TAX-FREE INCOME TRUST (the "Fund") is a series of the Leahi Investment Trust (the "Trust"), a Massachusetts business trust organized as an open-end, non-diversified management investment company offering redeemable shares of beneficial interest. Shares of the Fund may be purchased at their current net asset value with no sales charge by mailing a completed Account Application, together with a check payable to Leahi Tax-Free Income Trust, as indicated in the Account Application. The minimum initial investment is $1,000, with subsequent investments of $50 or more. See "How to Invest in the Fund".

               OBJECTIVE AND INVESTMENT APPROACH OF THE FUND

          The investment objective of the Fund is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes, consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities which pay interest that is exempt from federal and Hawaii income taxes ("Hawaii Municipal Securities"). Hawaii Municipal securities include general obligation and revenue bonds and notes of issuers located in Hawaii, as well as obligations issued by or under the authority of Guam, Puerto Rico, and the Virgin Islands. The Fund expects that at least a majority of its assets will be invested in municipal securities of issuers located in Hawaii. There are no limitations on the maturities of the securities which the Fund may purchase.

          There is, of course, no assurance that the Fund's objective will be achieved, and the Fund's net asset value per share will fluctuate with changes in the market value of its investment portfolio.

          Investment Grade Securities. The Fund will invest solely in securities which, at the time of purchase, are either rated within the four highest grades assigned by Moody's Investors Service, Inc. ("Moody's) or Standard & Poor's Corporation ("S&P") or, if unrated, are judged by Leahi Management Company, Inc., the Fund's investment manager ("Investment Manager"), to be of comparable quality to such rated securities. Municipal obligations rated in the fourth highest grade are considered by such rating agencies to have some speculative characteristics and thus may present investment risks not present in more highly rated obligations.
An Appendix to the Statement of Additional Information contains a complete description of the municipal securities ratings of Moody's and S&P.

          Characteristics of Municipal Securities. Municipal securities include debt obligations issued to obtain funds for various public purposes, including construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets, and water and sewer works. other public purposes for which municipal securities or bonds may be issued include the refunding of outstanding obligations, the obtaining of funds for general operating expenses and the obtaining of funds to loan to other public institutions and facilities. In addition, certain types of industrial development bonds are or have been issued by or on behalf of public authorities to obtain funds to be provided to privately operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, port or parking facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Bonds issued after the effective date of the Tax Reform Act of 1986 for some of these purposes, such as sports, convention or trade show, and parking facilities, do not pay interest that is excludable from gross income for federal income tax purposes. The Fund will limit its purchase of industrial development bonds, however, to those the interest on which is exempt from regular federal income tax, although the interest on certain of such bonds may be subject to the alternative minimum tax. See "Distributions and Tax Information."

          The two principal classifications of municipal securities are "general obligation" and "revenue" bonds. General obligation bonds are secured by the pledge of the credit and taxing power of the issuing municipality for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or specific revenue source. Industrial development bonds are a form of revenue bond and do not generally constitute the pledge of the credit of the issuer of such bonds.

          Other types of municipal securities include tax anticipation notes, revenue anticipation notes, bond anticipation notes, and variable rate demand notes. Specific information concerning these and other forms of municipal securities is described in the Statement of Additional Information section entitled, "Investment Objective and Policies Municipal Securities."

          It is possible that the Fund from time to time will invest more than 25% of its assets in a particular segment of the municipal securities market, such as hospital revenue bonds, housing agency bonds, industrial development bonds or airport bonds, or in securities the interest on which is paid from revenues of a similar type of project. In such circumstances, economic, business, political or other changes affecting one bond (such as proposed legislation affecting the financing of a project, shortages or price increases of materials, or declining markets or needs for the project) might also affect other bonds, thereby potentially increasing market risk.

          The Fund may purchase floating rate and variable rate obligations. These obligations bear interest at rates that are not fixed, but that vary with changes in specified market rates or indices on a predetermined schedule. These obligations generally carry a demand feature that permits the Fund to tender them back to the issuer or a third party at par value prior to maturity plus accrued interest, which amount may be more or less than the amount the Fund paid for them. The Fund will limit its purchase of municipal securities that are floating rate and variable rate obligations to those meeting the quality standards set forth above. Frequently such obligations are secured by letters of credit or by other credit enhancement arrangements provided by banks. The quality of the underlying creditor or of the bank, as the case may be, must be equivalent to the quality standards set forth above as determined by the Fund's investment manager under the supervision of the Trust's Board of Trustees. In addition, the Investment Manager monitors the earning power, cash flow and other liquidity ratios of the issuers of such obligations, as well as the credit worthiness of the institution responsible for paying the principal amount of the obligation under the demand feature.

          The Fund may also invest more than 25% of its assets in participation interests purchased from banks in floating or variable rate municipal securities (such as industrial development bonds) owned by banks.
Participation interests carry a demand feature permitting the Fund to tender them back to the bank.
Each participation generally is backed by an irrevocable letter of credit or guarantee of a bank which the Investment Manager, acting under the supervision of the Trust's Board of Trustees, has determined meets the prescribed quality standards for the Fund. The Fund will only invest in such participation interests to the extent that an opinion of counsel supports the characterization of interest of such securities as tax-exempt. Only participation interests issued by Federal Deposit Insurance Corporation ("FDIC") insured banks or savings institutions having at least $1 billion in assets may be purchased by the Fund. See the Statement of Additional Information section entitled "Investment Objectives and Policies Other Municipal Securities" for more information.

          For the purpose of providing greater liquidity in its portfolio, the Fund may purchase municipal securities from banks, brokers or dealers, and other financial institutions (such as insurance or other investment companies), together with puts to sell the municipal security within a specified period of time and at a specified exercise price. Because of the put feature on such municipal securities, the prices of the securities may be higher and the yields lower than they otherwise would be. With respect to 75% of the total value of the Fund's assets, no more than 5% of such value may be in securities underlying puts issued by the same institution, except that the Fund may invest up to 10% of its asset value in unconditional puts
(exercisable even in the event of a default in the payment of principal or interest on the underlying security) and other securities issued by the same institution.


          General Policies. The Fund, under normal market conditions, will attempt to invest 100% and, as a matter of fundamental policy, will invest at least 80% of the value of its net assets in securities the interest on which is exempt from regular federal and Hawaii income taxes and is not subject to the federal alternative minimum tax. Thus, it is possible that under normal market conditionS up to 20% of the Fund's net assets could be invested in municipal securities from other states (which would generate income not exempt from Hawaii income taxes), Hawaiian or other municipal securities the interest on which is a tax preference item under the federal alternative tax, U.S. Treasury obligations, high quality commercial paper, obligations of U.S. banks (including commercial banks and savings institutions insured by the FDIC) with assets of $1 billion or more, and repurchase agreements secured by U.S. Government securities. (Some of the foregoing investments generate income that would be subject to both federal and Hawaii income taxes when distributed to the Fund's shareholders).

          For temporary defensive purposes only, the Fund may invest up to 100% of its assets in (i) obligations issued or guaranteed by the full faith and credit of the U.S. Government, its agencies, instrumentalities or authorities, highest rated commercial paper, certificates of deposit of domestic banks with assets of $1 billion or more, and repurchase agreements (subject to the limitations described below) the interest on which is subject to federal and may be subject to Hawaii income taxes; and (ii) securities the interest on which is exempt from regular federal income taxes but not Hawaii's income taxes, such as municipal securities issued by other states and their agencies and instrumentalities.

          Repurchase Agreements. The Fund may enter into repurchase agreements in order to earn additional income on available cash or as a temporary defensive investment. Under such agreements, the Fund invests in eligible
U.S. Government securities and the seller agrees to repurchase them at a mutually agreed time and price. Income from repurchase agreements is taxable. It is anticipated that the Fund will invest less than 5% of its net assets at any given time in repurchase agreements.


          When-Issued and Delayed Delivery Securities. The Fund may purchase securities on a when- issued or delayed delivery basis, for payment and delivery at a later date. The price and yield are generally fixed on the date of commitment to purchase, and the value of the security is thereafter reflected in the Fund's net asset value. During the period between purchase and settlement, the market value of the security may be more or less than the purchase price. The Fund may forego other investment opportunities pending consummation of such transactions and such transactions are subject to the risk of the other party failing to consummate the transaction. When the Fund purchases securities on a when issued or delayed delivery basis, it maintains a segregated account with its custodian bank in an amount equal to the purchase price as long as the obligation to purchase continues.


          Portfolio Turnover. The annual rate of portfolio turnover is generally anticipated to be less than 100%. See the Statement of Additional Information section entitled "Execution of Portfolio Transactions" for more information.

          The Fund has adopted certain investment restrictions, which are described fully in the Statement of Additional Information. one of these restrictions states that the Fund may borrow money from banks only for extraordinary or emergency purposes in amounts not to exceed 25% of the Fund's assets, and that additional investments may not be made while any such borrowings are in excess of 5% of the Fund's assets. Like the Fund's investment objective, this restriction is fundamental and may be changed only by a majority vote of the Fund's outstanding shares.

          Special Considerations. An investment in shares of the Fund may not be considered appropriate for all investors and should not be considered a complete investment program. Each prospective investor should take into account his or her own investment objectives as well as the investor's other investments when considering the purchase of shares of the Fund.

          While the Fund is a non-diversified investment company under the Investment Company Act of 1940 (the "1940 Act"), the Fund intends to comply with the diversification standards applicable to regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code").

          As of the last day of each fiscal quarter, the Fund intends that its investments in the securities of any one issuer (other than the U.S. Government) will be limited to 25% of its total assets, and, with respect to at least 50% of its total assets, the Fund may not have more than 5% of its assets invested in the securities of any one issuer or hold more than 10% of the outstanding voting securities of any one issuer. To the extent the Fund is not diversified for purposes of the 1940 Act, it may be more susceptible to adverse developments affecting a single issuer. Each political subdivision, agency, or instrumentality and each multi-state agency of which Hawaii (or a territory) is a member, and each public authority which issues industrial development bonds on behalf of a private entity, will be regarded as a separate issuer for determining the diversification of the Fund's portfolio.

          The Fund is subject to the risk of price fluctuation of the municipal securities held in its portfolio which is generally a function of the underlying credit rating of an issuer, the maturity length of the securities, the securities' yield, and general economic and interest rate conditions. Yields on municipal securities vary depending on a variety of factors, including the general condition of the financial markets and of the municipal securities market, the size of a particular offering, the maturity of the obligation and the credit rating of the issue.
Generally, municipal securities of longer maturities produce higher current yields but are subject to greater price fluctuation due to changes in interest rates, tax laws, and other general market factors than are municipal securities with shorter maturities. Similarly, lower rated municipal securities generally produce a higher yield with shorter maturities than better rated municipal securities due to the perception of a greater degree of risk as to the ability of the issuer to pay principal and interest obligations.

          The values of outstanding municipal securities will change in response to changes in the interest rates payable on new issues of municipal securities. should such interest rates rise, the value of the outstanding securities, including those held in the Fund's portfolio, will likely decline and would sell at a discount from face amount, and if such interest rates fall, the value of outstanding securities will likely increase and would sell at a premium to face amount. Changes in the value of municipal securities held in the Fund's portfolio arising from these or other factors will cause changes in the net asset value per share of the Fund.


          Certain restrictions exist on the use of tax-exempt bond financing for various nongovernmental activities. These restrictions may limit the supply of tax-exempt obligations available for investment.

          State of Hawaii. The ability of the Fund to meet its objective is affected by the ability of the issuers of the Fund's portfolio securities to meet their payment obligations. There are additional risks associated with an investment which concentrates in issues of one state. Since the Fund invests primarily in obligations of issuers located in Hawaii, the marketability and market value of these obligations may be affected by certain Hawaiian constitutional provisions, legislative measures, executive orders, administrative regulations, voter initiatives, and other political and economic developments. If any such problems arise, they could adversely affect the ability of various Hawaiian issuers to meet their financial obligation.

          The Hawaiian economy is concentrated in tourism, agriculture and food processing, construction and military operations. The Hawaiian economy has been undergoing a slow recovery. This economic recovery continued in the second quarter of 1996. The State of Hawaii Department of Business, Economic Development and Tourism ("OBEDT") recently forecasted a continued recovery. While OBEDT has projected growth of jobs and personal income of 0.0% and 2.7%, respectively, for 1996, the outlook for 1997 and beyond is more optimistic. As the slow economic expansion continues, the State economy is currently expected to grow 2.6% in 1997, slightly better than the forecast for the U.S as a whole.

          Tourism is Hawaii's largest economic sector. In 1992 and 1993, due largely to the recession in the U.S., total visitor arrivals to the State fell. Signs of recovery in this key economic sector appeared in 1994, however, with four solid quarters of growth in visitor arrivals. While growth in visitor arrivals slowed some in the first part of 1995, total arrivals increased approximately 3% for calendar 1995. This growth continued during the first half of calendar 1996, with total visitor arrivals increasing 6.3% from the previous year. Supply constraints presented by the airline industry continues to pose a risk for the tourism-based economy. Reflecting the increase in visitor arrivals, transient accommodation tax ("TAT") revenues and the general excise tax base for hotel services increased 18.7% and 11.4%, respectively, for the first half of the year.

          Agriculture is dominated by pineapple and sugar production, and has experienced increased domestic and foreign competition resulting in downsizing of the industries. Agricultural production has become somewhat more diversified and now includes cattle, poultry, vegetables, coffee, flowers and other nursery products, but the agriculture sector continues to decline. other economic diversification projects are underway, including expansion of containerized port facilities and aquaculture (both experimental and with limited commercial production).

          The agriculture and food processing industries have shown improvement. The general excise tax for producing increased 14.7% in the second quarter of 1996, relative to the year-earlier figure. This was the largest annual growth in the quarterly figure since the third quarter of 1993. For the first half of 1996, agricultural wage and salary jobs were 4.3% higher than in the first half of 1995.

          The general excise tax base for contracting grew by 6.7% in the second quarter over the year earlier quarter and by 6.5% from the first half of 1995 to the first half of 1996. These were the highest annual rates of growth for either a quarter or a half year since 1991. On the other hand, the number of wage and salary jobs in the industry continued to fall from 26,200 in the second quarter of 1995 to 24,200 in 1996, a 7.6% drop. For the first half of 1996, construction jobs were 7% lower than in the year earlier.

          Despite growth in key sectors of the economy, the number of nonagricultural wages and salary jobs declined 1.0% in the first half of 1996, a loss of more than 5,300 jobs. Most of the loss in jobs was due to the restructuring of the State government and the decline in construction jobs. In contrast, the number of jobs in agriculture rose from an average of 7,000 jobs in the first half of 1995 to 7,300 jobs in the first half of 1996. The hotel industry also added 1,000 jobs, from an average of 37,800 jobs in the first half of 1995 to 38,800 jobs in the first half of 1996, or an increase of 2.6%. The unemployment rate at the end of the second quarter of 1996 was 6.2%, slightly higher than the rate at the same time in the prior year.

          Governmental activities, including activities usually administered on a municipal or county level such as public education, libraries, hospitals and public welfare are the responsibility of the State. This concentration aggravates an otherwise high level of state debt obligations. Revenue is derived primarily from excise taxes and individual and corporate income tax. The constitution limits tax supported debt service to 18.5% of average General Fund revenues in the three fiscal years preceding any issuance.

          The State's historically strong financial position weakened in 1992 as the recession reduced growth in sales and income taxes. Continued sluggish tax receipts led to a continued decline in the state's unreserved general fund position. General fund revenues fell approximately 1.1% for the fiscal year ended June 30, 1995. Real gross state product increased by 2.5% in 1994 and 2.4% in 1995. During the period of September 1994 through December 1995, General Fund revenue forecasts were reduced by a total of $619 million for the 21/2 year period from December 1994 through June 1997. The General Fund balance for FY 1995 fell below 5% of General Fund revenues for the first time in many years, therefore the State legislature did not provide for any tax refund or credit for the 1996 tax year.

          The important of the revised revenue estimated on the budget prompted the administration to pursue additional measures to reduce expenditures and enhance revenues. Executive departments were required to cut $139 million in FY 1996. A permanent reduction in the size of the State government was undertaken in FY 1996. For the General Fund, approximately 550 filled and 620 vacant permanent and temporary positions were eliminated. Additional savings and revenues may be realized from the early retirement program instituted by the State in FY 1995, transfers of excess funds from special and revolving funds and the resolution of protested insurance premium taxes.
By the end of FY 1996, the State's financial condition improved slightly. Revenue collections totaled $3.194 billion and exceeded expenditures by $70 million. The fund balance rose to $161 million, or 5% of revenues.

          For the 1997 fiscal year, the administration proposed that executive departments carry their 1996 cuts over to 1997. These cuts, together with other reductions to the FY 1997 budget, resulted in the 1997 General Fund budget being reduced by $172 million from $3.247 billion to $3.075 billion.

          Hawaii's general obligation bonds are rated Aa by Moody's and AA by S&P. Fitch does not currently rate the State's general obligations.


          The State is currently involved in litigation in connection with the lands transferred to the U.S. by the Republic of Hawaii at Hawaii's annexation to the U.S. in 1898 ("Ceded Lands"). Ceded Lands are currently held by the State as a public trust for certain defined purposes. The litigation concerns amounts of proceeds and income from such Ceded Lands that were to be paid to the office of Hawaiian Affairs to be used for the betterment of native Hawaiians. The State is also involved in certain other litigation.


          Commonwealth of Puerto Rico. Subject to the Fund's investment policies, the Fund may invest in the obligations of the government of Puerto Rico. Accordingly, the Fund may be adversely affected by local political and economic conditions and developments within Puerto Rico affecting the issuers of such obligations.

          Puerto Rico has a diversified economy dominated by the manufacturing and service sectors. Puerto Rico's gross domestic product ("GDP") increased by 3.4% in fiscal year 1996 compared to growth of 3.4% during the previous fiscal year. Growth is expected to fall to about 2.2% in the 1992 fiscal year . Manufacturing is currently the largest sector in terms of gross domestic product and is more diversified than during earlier phases of Puerto Rico's industrial development. The three largest sectors of the economy (as a percentage of employment) are services, government and manufacturing. The North American Free Trade Agreement (NAFTA), which became effective January
1, 1994, could lead to the loss of Puerto Rico's lower salaried or labor intensive jobs to Mexico. Puerto Rico's unemployment rate of approximately 15.6% in December 1996, is almost triple the national average.

          The Commonwealth of Puerto Rico exercises virtually the same control over its internal affairs as do the fifty states; however, it differs from the states in its relationship with the federal government. Most federal taxes, except those such as social security taxes that are imposed by mutual consent, have not been levied in Puerto Rico. However in August 1996, Congress eliminated Section 936 of the Code . Section 936 provided tax-free income to U.S. companies operating in Puerto Rico. Current beneficiaries of
Section 936 will not be effected immediately as the benefits, already limited by Congress in 1993, are to be phased out over ten years. No benefits at all will accrue for new investments. The elimination and phaseout of benefits will likely cause a shift in the economy away from manufacturing and toward services such as tourism and high-technology industries and will probably slow economic growth. Damage and losses caused by hurricane
Hortense will aggravate the slowdown. There can be no assurance that the abolition of Section 936 benefits will not lead to a weakened economy, a lower rating on Puerto Rico's debt or lower prices for Puerto Rican bonds that may be held by the Fund.


          Puerto Rico's financial reporting was first conformed to generally accepted accounting principles in fiscal 1990. Nonrecurring revenues have been used frequently to balance recent years' budgets. In November 1993 Puerto Ricans voted on whether they wished to retain their Commonwealth status, become a state or establish an independent nation. The measure was defeated, with 48.5% voting to remain a Commonwealth, 46% voting for statehood and 4% voting for independence. Retaining Commonwealth status leaves intact the current relationship with the federal government. There can be no assurance that the statehood issue will not be brought to a vote in the future. A successful statehood vote in Puerto Rico would then require the U.S.
Congress to ratify the election.

          Puerto Rico's general obligation bonds are rated A by S&P and Baal (negative outlook) by Moody's. The elimination of Section 936 discussed above will not have an immediate effect on Puerto Rico's credit ratings. Fitch does not currently rate Puerto Rico obligations.


                          MANAGEMENT OF THE FUND

          The Trust has a Board of Trustees which establishes the Fund's policies and supervises and reviews the management of the Fund. The day-to-day operations of the Fund are administered by officers elected by the Board of Trustees. The Board of Trustees consists of the following individuals:

Ronald E. Kent           Chairman of the Board of Leahi Management Company,
                         Inc. and the Trust, and Registered Representative of Linsco/Private Ledger Corp.

Ernest W. Albrecht       Retired; formerly Director of Traffic and Special
                         Projects for Pan American World Airways; former
                         Personal Representative and official Greeter for the City of Honolulu.

Gail A. Chew             Vice President for Visitor Services/community
                         Relations, Hawaii Visitors Bureau.  Formerly with
                         Estate of James Campbell.

Karen T. Nakamura        President, Wallpaper Hawaii, Ltd. and its subsidiary
                         Remodeling Specialists.

Dianne J. Qualtrough     Vice President of Leahi Management Company, Inc. and
                         President of the Trust, and Branch Manager and Registered Principal of Linsco/Private Ledger Corp.

Kim F. Scoggins          Executive Vice President, Sales, The Prudential
                         Locations.  Formerly, Leasing Agent, Monroe
                         & Friedlander, Inc. Formerly, Vice President and Chief Operating Officer, Ralston Enterprises, Inc.

David M. Walker          Retired; former Vice President, Fireman's Fund
                         Insurance Companies, Honolulu, Hawaii.

          Investment Manager. Leahi Management Company, Inc., 210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814, serves as the Fund's Investment Manager
(the "Investment Manager"). Under the Management Agreement with the Fund, the Investment Manager has the overall responsibility for making determinations as to the investment of the assets of the Fund and implementing the same, including determining which brokers or dealers to use in the execution of portfolio transactions, and for administering all operations of the Fund. Dianne J. Qualtrough, President and a Trustee of the Trust, is the portfolio manager for the Fund and is primarily responsible for all investment decisions on behalf of the Fund. The
Investment Manager's responsibilities include, but are not limited to, providing office facilities, executive, administrative and clerical services to the Fund, as well as coordinating with various entities which deal with the Trust, such as the accountants, attorneys, custodian, transfer agent and distributor. The Investment Manager is also responsible for monitoring legal and regulatory compliance, including preparation of reports and filings with securities administrators and informing the Trustees of all information necessary for their periodic review as required by securities laws and otherwise.

          Ronald E. Kent, the principal shareholder and President of the Investment Manager, is the Chairman of the Board and a Trustee of the Trust. The Investment Manager was organized on August 20, 1987, in order to provide management services to the Fund. The principals of the Investment Manager have been in the general securities business for over 25 years; however, the Fund is the only mutual fund for which the Investment Manager or its principals currently provide management or administrative services.
The Fund has agreed to pay the Investment Manager a monthly fee at the annual rate of 1/2 of 1% of the value of the average net assets of the Fund. For the fiscal year ended September 30, 1996, the Investment Manager received fees of $233,778.

          Since most of the portfolio transactions of the Fund will be on a principal or net basis, the Fund will incur few if any brokerage commissions. The Investment Manager considers a number of factors in determining which brokers or dealers to use for the Fund's portfolio transactions, with the goal of obtaining prompt execution at the most favorable net price. While these are more fully discussed in the Statement of Additional Information, the factors include, but are not limited to, the reasonableness of commissions and spreads on net trades, the quality of services and execution, and the availability of research which the Investment Manager may lawfully and appropriately use in its investment advisory capacities. Provided the Fund receives prompt execution at competitive prices, the Investment Manager may also consider the sale of Fund shares as a factor in selecting broker-dealers for the Fund's portfolio transactions. The
Fund may, from time to time, effect portfolio transactions with, and pay commissions to, Linsco/Private Ledger Corp., a broker-dealer which is affiliated with the Investment Manager.

          The Fund has adopted a Code of Ethics incorporating policies on personal securities trading as recommended by the Investment Company Institute.

          Expenses. All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by the Investment Manager and the Distributor. Expenses borne by the Fund include fees of the Investment Manager; accounting, legal, transfer agent, custodian and disbursing agent fees; investor servicing costs; taxes, if any; brokerage fees and commissions; fees and expenses of Trustees who are not interested persons of or affiliated with the Investment Manager or Distributor; salaries of certain personnel; costs and expenses of calculating its daily net asset value; accounting, bookkeeping and recordkeeping required under the 1940 Act; insurance premiums; trade association dues; fees and expenses of registering and maintaining registration of its shares for sale under federal and applicable state securities laws; payments under the Promotion and Marketing Plan (discussed below); printing and other expenses relating to the Fund's operations; amortization of its organization expenses; and any extraordinary and nonrecurring expenses which are not expressly assumed by the Investment Manager or the Distributor.

          Expense Limitation. The Investment Manager has agreed with the Fund that if, in any fiscal year, the operating expenses of the Fund exceed 1% of its average annual net assets, the following reduction in fees will occur. Initially, the Investment Manager will reduce its fees to the extent necessary to meet the expense limitation, if possible. This obligation is limited to the extent of the management fees owed by the Fund and therefore net Fund expenses may exceed 1% per annum.


                         HOW TO INVEST IN THE FUND

          The principal distributor for the shares of the Fund is Linsco/Private Ledger Corp., 210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814, (808) 522-7000 (the "Distributor"). Shares may be purchased directly from the Fund or through securities firms that have dealer agreements with
the Distributor.   The Distributor does not participate in the management
of the Fund.

          The minimum initial investment is $1,000. Subsequent investments must be at least $50. The Fund may, at its discretion, waive the minimum investment requirements for purchases in conjunction with certain group or periodic plans.

          All shares are purchased at the current net asset value with no sales charge.

          To purchase shares of the Fund, investors should follow these instructions:

          Initial Investment

          - Complete the Fund's Account Application found at the back of this Prospectus.
          -    Make your check payable to "Leahi Tax-Free Income Trust".
          - Mail or deliver the completed Account Application and your check to the Fund at the address shown on the Account Application.

          Subsequent Investments

          - Detach and complete the reinvestment form attached to your monthly account statement or order confirmation.
          -    Make your check payable to "Leahi Tax-Free Income Trust".
          -    Write your shareholder account number on the check.
          - Mail or deliver the check and reinvestment form to the Fund at the address indicated on such form.

          All investments must be made in U.S. dollars and, to avoid fees and delays, checks should be drawn only on U.S. banks. Investments should not be made by third party check. A charge may be imposed if any check used for investment does not clear. The Fund reserves the right to reject any purchase order in whole or in part.

          If an order, together with payment in proper form, is received by the Fund by the close of trading on the New York Stock Exchange ("NYSE"), Fund shares will be purchased at the net asset value determined as of the close of trading on the NYSE on that day. Orders received after the close of trading on the NYSE will be purchased at the net asset value determined as of the close of trading on the next business day. It is the responsibility of any securities firm to transmit orders so that they will be received by the Distributor on a timely basis.

          Automatic Investment Program. Through an automatic investment program you can invest a fixed dollar amount each month in the Fund. This results in more shares being purchased when the Fund's net asset value is relatively low and fewer shares being purchased when the fund's net asset value is relatively high and may result in a lower average cost per share than a less systematic investment approach.

          Prior to participating in the program, you must establish an account with the Fund and complete the Authorization Agreement for the program. You should designate on the Authorization Agreement the dollar amount of each monthly investment (minimum $50) you wish to make. Thereafter, on the designated day of each month, an amount equal to the specified monthly investment will automatically be withdrawn from your bank account and invested in shares of the Fund.

          General. Federal tax regulations require that nonexempt investors provide a certified Taxpayer Identification Number and certain other required certifications upon opening or reopening an account in order to avoid withholding of taxes on taxable distributions and proceeds of redemptions.
The Fund may also be required to withhold tax upon such distributions and proceeds if it is notified by the Internal Revenue Service or a broker that the number furnished by the shareholder is incorrect or that the shareholder is subject to withholding due to a failure to report all interest and dividend income. See the Fund's Account Application for further information concerning this requirement.

          Share certificates are issued only upon written request. No certificates are issued for fractional shares.


              HOW TO SELL OR REDEEM AN INVESTMENT IN THE FUND

          A shareholder has the right to have the Fund redeem all or any portion of his or her outstanding shares at such shares' current net asset value on each day the NYSE is open for trading. The redemption price is the net asset value next determined after the shares are validly tendered for redemption.

          Direct Redemption. A written request for redemption, together with an endorsed share certificate where one has been issued, must be received by the Fund's Transfer Agent in order to constitute a valid tender for redemption. The Transfer Agent requires that the signatures) on the written request or endorsed certificate be guaranteed by a commercial bank or trust company or a member firm of a domestic stock exchange or the National Association of Securities Dealers, Inc.

          Telephone Redemption. Shareholders who complete the Telephone Redemption Authorization portion of the Account Application may redeem shares on any business day the NYSE is open by calling the Fund at (808) 522-7777 before the close of trading on the NYSE. Redemption proceeds will be mailed or wired at the shareholder's direction the next business day to the predesignated account. The minimum amount that may be wired is $1,000 (wire charges, if any, may be deducted from redemption proceeds). During periods of drastic economic or market changes, the telephone redemption privilege may be difficult to implement. In this event, shareholders should follow the other redemption procedures discussed above.

          By establishing the telephone redemption service, a shareholder authorizes the Fund and its Transfer Agent to act upon the instructions of any person by telephone to redeem from the account for which such service has been authorized and transfer the proceeds to the bank account designated in the Authorization. The Fund will employ procedures designed to provide reasonable assurance that telephone instructions are genuine and, if it does not do so, it may be liable for any losses due to unauthorized or fraudulent instructions. The procedures employed by the Fund include requiring personal identification by account number and social security or tax identification number, and providing written confirmation of transactions. The shareholder agrees that neither the Fund nor the Transfer Agent will be liable for any loss, expense, or cost arising out of any telephone redemption request by a person reasonably believed to be a shareholder, including any fraudulent or unauthorized requests.

          The Fund may change, modify, or terminate this service at any time. shareholders may request telephone redemption privileges after an account is opened; however, the Authorization form will require a separate signature guarantee.

          Systematic Withdrawal. As another convenience, the Fund offers a Systematic Withdrawal Program whereby a shareholder may request that a check drawn in a predetermined amount be sent to that shareholder each month or calendar quarter. A shareholder's account must have Fund shares with a value of at least  $10,000 in order to start a Systematic Withdrawal Program,
and the minimum amount that may be withdrawn   periodically under the
Systematic Withdrawal Program is $100. This Program may be terminated or modified by a shareholder or the Fund at any time without charge or penalty.

          Withdrawals made concurrently with purchases of additional shares may be inadvisable because of tax consequences, and accordingly no additional purchases may be made while this Program is in effect unless they exceed the lesser of $5,000 or three times the annual withdrawals. In addition, if the amount withdrawn exceeds the dividends credited to the shareholder's account, the account ultimately may be depleted.

          General. No charge is made by the Fund on sales or redemptions, but shares tendered through investment brokers or dealers (other than the Distributor) may be subject to a service charge by such dealers. Payment of the redemption proceeds will be made promptly, but not later than seven days after the receipt of all documents in proper form, including any share certificates) or a written redemption order with appropriate signature guarantee. Redemption checks will be drawn on the Bank of Hawaii. The
Fund may suspend the right of redemption under certain extraordinary circumstances in accordance with the rules of the Securities and Exchange Commission ("SEC"). The Fund will not mail redemption proceeds until checks used for the purchase of shares have cleared, which may take up to 15 days. Redemptions are taxable transactions upon which shareholders may recognize a gain or a loss for federal and state tax purposes.

          Due to the relatively high cost of maintaining smaller accounts, the Fund reserves the right to redeem shares in any account if at any time, due to redemptions by the shareholder, the total value of a shareholder account is less than $750. Such redemptions are involuntary on the part of the shareholder; however, a shareholder will be notified that the value of his or her account is less than $750 and be allowed 30 days to make additional investments to bring the value of his account to at least $750.


               HOW THE FUND'S PER SHARE VALUE IS DETERMINED

          The net asset value of a Fund share is determined at least daily as of the close of trading on the NYSE on each day the NYSE is open for trading and is calculated by dividing the value of the Fund's total net assets by the number of Fund shares outstanding. Portfolio securities for which current market prices are readily available are valued using the mean between the bid and the asked prices. Securities for which current market quotations are not readily available are valued at fair value as determined in good faith by or under the supervision of the Trust's officers in accordance with policies which are specifically authorized by the Board of Trustees of the Trust. Generally, fixed income securities are valued by an independent pricing service using market quotations, prices provided by market makers, or estimates of market values obtained from yield data relating to instruments or securities with similar characteristics, in accordance with procedures established in good faith by the Board of Trustees. Short term obligations with maturities of sixty days or less are generally valued at amortized cost as reflecting fair value.

          Dividends and Distributions. Dividends from net investment income are declared daily and paid monthly to shareholders of record on the last business day of each month. Dividends are declared as to any shares outstanding beginning at the close of business on the day on which federal funds for the purchase of the shares have been received by the Fund. The Fund will distribute any net long-term or short-term capital gains to the shareholders of the Fund on an annual basis. Dividends and capital gains distributions are reinvested in additional shares of the Fund at the net asset value per share on the reinvestment date unless the shareholder has previously requested in writing to the Transfer Agent that payment be made in cash.

          That part of the net investment income of the Fund which is attributable to interest from municipal securities which are described in
Section 103(a) of the Code and which is distributed to shareholders, less certain deductions, will be designated by the Fund as an "exempt-interest dividend" under the Code. The percentage of income designated as tax-exempt will be applied uniformly to all distributions made by the Fund during each fiscal year (ending on September 30) and may differ from the actual tax-exempt percentage for any particular month. Exempt-interest dividends to shareholders may be excluded from the shareholder's gross income for regular federal income tax purposes. Any portion of distributions of net investment income not designated as tax-exempt should be treated by shareholders as ordinary income subject to federal income tax.

          Federal Taxation. The Fund has elected to be treated as a regulated investment company under Subchapter M of the Code and has qualified for such treatment for its fiscal year ended September 30, 1996. It intends to continue to so qualify. As such, the Fund will not pay any income or excise taxes on income and capital gains distributed to its shareholders in accordance with the timing requirements of the Code.

          Interest on bonds issued to finance essential state and local government operations is fully tax exempt for individual shareholders. However, interest on certain private activity bonds (including loans for housing and student loans) issued after August 7, 1986, while still excludable from gross income for regular federal income tax purposes, will constitute a preference item for taxpayers in determining their alternative minimum tax. The Fund may acquire such bonds where such bonds are consistent with the Fund's objective and, in the opinion of the Investment Manager, such bonds represent the most attractive investment opportunity then available to the Fund. No more than 20% of the Fund's net assets will be invested in Hawaii Municipal Securities whose interest income is treated as a tax preference item under the federal individual alternative minimum tax. Tax-exempt income also results in a tax preference item for corporations, which may subject a corporate investor to liability (or increased liability) under the corporate alternative minimum tax.

          Distributions of long-term capital gains, whether in shares or cash, are taxable as long-term capital gains for federal income tax purposes regardless of how long a shareholder has held shares of the Fund. Distributions of short-term capital gains are taxable to shareholders as ordinary income for federal income tax purposes. The maximum individual tax rate applicable to ordinary income is currently 39.6%, and the maximum individual tax rate applicable to net long-term capital gains is currently 28%. Any loss realized upon the redemption of shares within six months from the date of their purchase will be disallowed to the extent of tax-exempt dividends received during such period or will be treated as a long-term capital loss to the extent of any amounts treated as long-term capital gain distributions during such six-month period. Distributions declared in October, November or December as of a record date in such a month will be treated as received by shareholders in December if paid during January of the following year.

          Shareholders will be informed annually of the amount and nature of the Fund's income and distributions and are required to disclose their receipt of tax-exempt income, including tax-exempt distributions from the Fund, on their federal tax returns.

          Interest on indebtedness incurred or continued by shareholders to purchase or carry shares of the Fund is not deductible to the extent attributable to exempt-interest dividends. In addition, persons who are "substantial users" as defined in the Code (or persons related to substantial users) of facilities financed by private activity bonds held by the Fund should consult their tax advisers with respect to whether the Fund's exempt-interest dividends retain their exclusion under the Code for such persons. Recipients of Social Security and railroad retirement benefits may be taxable on a portion of their benefits if their gross incomes exceed specified threshold amounts; exempt interest dividends may be added to taxable income solely for the purpose of determining whether the threshold amount has been exceeded.

          Additional information about taxes is set forth in the Statement of Additional Information section entitled "Distribution and Tax Information". Shareholders should consult their own advisers concerning federal, state and local taxation of distributions from the Fund.

          State Taxation. The Fund has received an opinion letter from the Hawaii Department of Taxation regarding the status of the Fund and its anticipated dividends and distributions. Pursuant to that letter, individuals, estates, trusts and corporations subject to Hawaii Income Taxation will not be required to include dividends from the Fund in their personal or corporate taxable income for Hawaii income tax purposes to the extent the dividends are derived from interest on obligations of the State of Hawaii, including any political subdivision, agency or instrumentality thereof, or of the United States and its territories or possessions, to the extent such interest is exempt from state income taxes under federal law.

          Shares issued by the Fund have no preemptive, conversion, or subscription rights. Shareholders have equal and exclusive rights as to dividends and distributions as declared by the Fund and to the net assets of the Fund upon liquidation or dissolution. Voting rights are not cumulative, so that the holders of more than 50% of the shares voting in any election of Trustees can, if they so choose, elect all of the Trustees. While the Trust is not required to, nor does it intend to, hold annual meetings of shareholders, such meetings may be called by the Trustees in their discretion, or upon demand by the holders of 10% or more of the outstanding shares of the Fund for the purpose of electing or removing Trustees.

          Promotion and Marketing Plan. The Fund has adopted a plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act whereby it may reimburse the Investment Manager each month up to a maximum of 0.25% per annum of the Fund's average daily net assets for actual expenses incurred in the promotion and marketing of the Fund's shares, including expenses of the Distributor which are paid by the Investment Manager. Reimbursable expenses include the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, and other expenses related to the promotion and marketing of the Fund's shares (including any service fees paid to dealers or others who assist in the promotion and marketing of the Fund's shares). The Plan also provides that the Investment Manager may include as a promotion and marketing expense a portion of the Investment Manager's overhead expenses attributable to the promotion and marketing of the Fund's shares, including personnel and out-of-pocket costs. The Plan permits the Investment Manager to carry forward for a maximum of three years (without carrying charge) any promotion and marketing expenses covered by the Plan.


          Reimbursement for expenses under the Plan are made on a "first-in, first-out" basis. To the extent the amount permitted to be paid to the Investment Manager in any one year (up to 0.25% of average net assets) exceeds the Investment Manager's actual promotion and marketing expenses in that year plus unpaid expenses incurred in the prior three years, the maximum permissible payment will be reduced for that year accordingly so as not to exceed the level of the Investment Manager's actual expenses. Under this type of arrangement, the Investment Manager may not make a profit under the Plan. From inception of the Plan through the fiscal year ended September 30, 1990, no reimbursement was made by the Fund. The Investment Manager incurred $20,289 , $15,800 and $9,296 respectively, in expenses during the last three fiscal years which were reimbursable under the Plan. During the fiscal year ended September 30, 1996, $10,791 and $17,617 was paid by the Fund reimbursing promotional expenses incurred in fiscal years 1993 and 1994.

          Unreimbursed expenses are not treated as expenses or fixed liabilities of the Fund until they are actually submitted for reimbursement by the Investment Manager and the requested reimbursement is approved by the Board of Trustees in accordance with the Plan. once approved, such expenses will beliabilities of the Fund even if the Plan is not renewed or is terminated. Prior to the submission and approval of such Unreimbursed expenses, the Fund has no liability for the payment of such expenses, even if the Plan is terminated or not renewed, and such expenses are not reflected as liabilities in the financial statements of the Fund.

          In addition to providing for the expenses discussed above, the Plan also recognizes that the Investment Manager and Distributor may use their fees or other resources to pay expenses associated with activities primarily intended to result in the promotion and marketing of the Fund's shares and that some of the Fund's normal operating expenses, such as the investment management and distribution fees, and other payments made in the ordinary course of their business, are appropriately used in this manner. The
Statement of Additional Information has more details on the Plan.

          Custodian, Transfer and Accounting Services Agent. The First National Bank of Boston is the Fund's Custodian. The Bank of Hawaii, acting as agent for the Custodian, is the Fund's depository and disbursing agent for redemptions. Fund/Plan Services, Inc. is the Fund's Transfer and Accounting Services Agent.

          Shareholder Inquiries. Shareholder inquiries should be directed to Leahi Management Company, Inc. at 210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814, (808) 522-7777.

          This Prospectus is not an offering of the securities herein described in any state in which the offering is unauthorized. No salesman, dealer or other person is authorized to give information or make any representation other than those contained in this Prospectus or in the Statement of Additional Information.

                        LEAHI TAX-FREE INCOME TRUST
                            ACCOUNT APPLICATION
    210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814 - (808) 522-7777


ACCOUNT  REGISTRATION                 o    Individual     o    Joint Tenants
 o     Uniform Transfer to Minors Act o    Trust          o    Other

ACCOUNT NAME(S)

SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER ACCOUNT ADDRESS

PHONE NUMBER                  BUSINESS PHONE
INITIAL INVESTMENT  $              (minimum initial purchase:    $1,000.00)

DISTRIBUTION OPTION If no option is indicated, Option A will be assigned.

A.  Dividends and capital gains
o    distributions reinvested in additional shares.

B.  Dividends in cash; capital
o    gains distributions in additional shares.

C.  Dividends and capital
o    gains distributions cash.

TELEPHONE REDEMPTION AUTHORIZATION (Optional)
          o Check this box and attach a deposit slip for your bank account if you wish to make telephone redemptions of $1,000 or more and have the proceeds wired to the indicated account. (The account names must match exactly.) Any person you supply with the required account information can make telephone redemptions on your behalf. Proceeds from any telephone redemption will be sent only to the address shown on this account application. As indicated in the Prospectus neither the trust nor the transfer agent will be liable for any loss, expense, or cost arising out of any telephone redemption request by a person reasonably believed to be a shareholder.

Upon penalties of perjury, the undersigned certifies (1) that the number shown on this form is my (our) correct taxpayer identification number; (2) that I
(we) am not subject to backup withholding because (a) I (we) have not been notified that I (we) am subject to backup withholding, or (b) the Internal Revenue Service has notified me (us) that I (we) am no longer subject to backup withholding, or (c) I (we) am an exempt recipient, (3) that I (we) am of legal age and capacity to purchase shares for my (our) own account or for the account of the organization above; (4) that I (we) have read the Prospectus and agree to its terms; (5) that the above information is correct; and (6) if indicated, that the Transfer Agent is authorized to act upon telephone redemption requests and that I (we) will not hold the Fund or Transfer Agent liable for any loss, liability, cost or expense for acting upon telephone instructions.

Signature X               Date
Additional Signature (if any) X



                        LEAHI TAX-FREE INCOME TRUST
                            ACCOUNT APPLICATION
                                (continued)

    210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814 - (808) 522-7777


SYSTEMATIC WITHDRAWAL PLAN (Optional)

o Check this box if you wish to participate in the Systematic Withdrawal Program. To qualify for this program investors must establish an account of at least $10,000.00.

     Withdrawal amount:       $
                              ($100 minimum)


     Withdrawal schedule:          o    monthly        o    quarterly



                   Mail or deliver your application to:

                       LEAHI TAX-FREE INCOME TRUST
                             210 Ward Avenue
                                Suite 129
                         Honolulu, Hawaii 96814
                             (808) 522-7777

                        LEAHI TAX-FREE INCOME TRUST
         AUTHORIZATION AGREEMENT FOR AUTOMATIC INVESTMENT PROGRAM
                               (ACH DEBITS)
            210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814
                              (808) 522-7777
Leahi Account No. _____________

I (we) hereby authorize Leahi Tax-Free Income Trust, hereinafter called LEAHI, to initiate debit entry, on or about the [ ]5th or [ ]20th (check one) day of each month for a monthly investment in my LEAHI account in the amount of $_____________ (minimum $50) to my(our) [ ]Checking or [ ]Savings (check one) account at the BANK named below to debit the same to such account.

BANK NAME                     BRANCH
CITY                          STATE           ZIP
ARA NUMBER (9 digits)         ACCOUNT NO.

This authorization is to remain in full force and effect until LEAHI has received written notification from me (or either of us) of its termination in such time and in such manner as to afford LEAHI and BANK a reasonable opportunity to act on it. (PLEASE ATTACH A VOIDED CHECK OR DEPOSIT SLIP FOR VERIFICATION).
NAME(S)
SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER
SIGNATURE                     DATE
SIGNATURE(joint)              DATE

-------------------------------------------------------------------------------

                         INDEMNIFICATION AGREEMENT

TO:  The bank named above:

So that you may comply with your Depositor's request and authorization, LEAHI agrees as follows:

1. To indemnify and hold you harmless from any loss you may suffer arising from or in connection with the payment of a debit drawn by LEAHI to the order of the fund, designated on the account of your depositor's executing the authorization, including any costs or expenses reasonably incurred in connection with such loss. LEAHI will not, however, indemnify you against any loss due to your payment of any debit generated against insufficient funds.

2. To refund to you any amount erroneously paid by you to LEAHI on any such debit upon a claim for the amount of any such debit on which erroneous payment was made.

                        LEAHI TAX-FREE INCOME TRUST
         AUTHORIZATION AGREEMENT FOR AUTOMATIC INVESTMENT PROGRAM
                               (ACH DEBITS)


MAIL TO:

                       210 Ward Avenue, Suite 129
                           Honolulu, HI 96814
                             (808) 522-7777

                              INSTRUCTIONS

HOW DOES IT WORK?

1. Leahi Tax-Free Income Trust, through our bank, Bank of Hawaii, draws an automatic clearing house (ACH) debit against your personal checking/savings account each month.

2. Choose any amount (at least the minimum subsequent investment amount) that you would like to invest regularly and your debit will be processed by Leahi Tax-Free Income Trust.

3.   Shares will be purchased and a confirmation sent to you.


HOW DO I SET IT UP?

1. Complete the form (and a fund application if you are establishing a new account).

2.   Attach a voided check to the Automatic Investment Program application.

3.   Mail the form to Leahi Tax-Free Income Trust at the above address.

4. As soon as your bank accepts your authorization, debits will be generated and your Automatic Investment Program started. In order for you to have Automatic Clearing House (ACH) debits from your account, your bank must be able to accept ACH transactions and/or be a member of an ACH association.
We cannot guarantee acceptance by your bank.

5. Please allow three to four weeks processing time before the first debit occurs.

6. Returned items will result in a $20.00 fee being deducted from your account.

                    TRUSTEES OF LEAHI INVESTMENT TRUST

                  ERNEST W. ALBRECHT, Honolulu, Hawaii
                     GAIL ANN CHEW, Honolulu, Hawaii
                    RONALD E. KENT, Honolulu, Hawaii
                   KAREN T. NAKAMURA, Honolulu, Hawaii
                 DIANNE J. QUALTROUGH, Honolulu, Hawaii
                    KIM F. SCOGGINS, Honolulu, Hawaii
                   DAVID M. WALKER , Honolulu, Hawaii

                           INVESTMENT MANAGER
                     LEAHI MANAGEMENT COMPANY, INC.
           210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814

                               DISTRIBUTOR
                      LINSCO/PRIVATE LEDGER, CORP.
           210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814

                     DEPOSITORY AND DISBURSING AGENT
                             BANK OF HAWAII
                Ward Plaza Branch, Honolulu, Hawaii 96814

                                CUSTODIAN
                  THE FIRST NATIONAL BANK OF BOSTON 150
               Royall Street, Canton, Massachusetts 02021

                             TRANSFER AGENT
                        FUND/PLAN SERVICES, INC.
               P.O. Box 874, #2 Elm Street, Conshohocken,
                           Pennsylvania 19428

                                AUDITORS
                          TAIT, WELLER & BAKER
                Two Penn Center, Suite 700, Philadelphia
                           Pennsylvania 19102

                         LEGAL COUNSEL TO TRUST

             SULLIVAN & WORCESTER LLP One Post Office Square
                       Boston, Massachusetts 02109

                                  LEAHI
                          TAX-FREE INCOME TRUST

                              Hawaii's own
                             double tax-free
                              mutual fund.

                               PROSPECTUS

                            FEBRUARY 1, 1997

                                  PART B

                    STATEMENT OF ADDITIONAL INFORMATION


                       Acquisition of the Assets of

                        LEAHI TAX-FREE INCOME TRUST
                                a series of
                          LEAHI INVESTMENT TRUST

                                Ward Plaza
                       210 Ward Avenue, Suite 129
                         Honolulu, Hawaii 96814
                             (808) 522-7777

                    By and in Exchange for Shares of

                    FIRST HAWAII MUNICIPAL BOND FUND
                               a series of
                     FIRST PACIFIC MUTUAL FUND, INC.
                    2756 Woodlawn Drive, Suite 6-201
                         Honolulu, Hawaii 96822
                             (808) 988-8088


  This Statement of Additional Information, relating specifically to the proposed transfer of the assets of Leahi Tax-Free Income Trust ("Leahi Fund"), a series of Leahi Investment Trust, to First Hawaii Municipal Bond Fund ("First Hawaii"), a series of First Pacific Mutual Fund, Inc., in exchange for shares of common stock, $.01 par value of First Hawaii, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

  (1) The Statement of Additional Information of First Hawaii dated February 1, 1997;

  (2) The Statement of Additional Information of Leahi Fund dated February 1, 1997;

  (3)     Annual Report of First Hawaii for the year ended September 30, 1996;

  (4) Semi-annual Financial Statements (unaudited) of First Hawaii for the six-month period ended March 31, 1997;

  (5)     Annual Report of Leahi Fund for the year ended September 30, 1996;

  (6) Semi-annual Financial Statements (unaudited) of Leahi Fund for the six-month period ended March 31, 1997; and

  (7)     Pro-Forma Combining Financial Statements (unaudited) dated March 31,
          1997.

  This Statement of Additional Information, which is not a prospectus, supplements, and should be read in conjunction with, the Prospectus/Proxy Statement of First Hawaii and Leahi Funds dated June 20, 1997. A copy of the Prospectus/Proxy Statement may be obtained without charge by calling or writing to First Hawaii or Leahi Fund at the telephone numbers or addresses set forth above.

  The date of this Statement of Additional Information is June 20, 1997.



                    FIRST PACIFIC MUTUAL FUND, INC.

                FIRST HAWAII MUNICIPAL BOND FUND SERIES AND

              FIRST HAWAII INTERMEDIATE MUNICIPAL FUND SERIES

                    STATEMENT OF ADDITIONAL INFORMATION

    First Pacific Mutual Fund, Inc. (the "Corporation") is a series investment company organized as a Maryland corporation. In this Statement of Additional Information all references to any series of the Corporation will be called the "Fund" unless expressly noted otherwise. First Hawaii Municipal Bond Fund (the "Bond Fund") is the first series of the corporation. First Hawaii Intermediate Municipal Fund (the "Intermediate Fund") is the second series of the corporation. Each Fund is a non-diversified, open-end management investment company whose investment goal is to provide investors with as high a level of income exempt from federal income taxes and Hawaii personal income taxes as is consistent with prudent investment management and the preservation of shareholders' capital. The Intermediate Fund will attempt to achieve its objective by investing primarily in a varied portfolio of investment grade obligations with a dollar weighted average portfolio maturity of more than three years but not more than ten years. The Fund's portfolio is managed by First Pacific Management Corporation (the "Manager").

    This Statement of Additional Information is not a prospectus but should be read in conjunction with the Fund's Prospectus dated February 1, 1997, (the "Prospectus"). A copy of the Prospectus may be obtained without charge by calling (808) 988-8088.

    The Prospectus and this Statement of Additional Information omit certain information contained in the registration statement filed with the Securities and Exchange Commission, Washington, D.C. This omitted information may be obtained from the Commission upon payment of the fee prescribed, or inspected at the Commission's office at no charge.

                              TABLE OF CONTENTS

Investment Policies and Restrictions . . . . . . . . . . . . . . . . . . . . 2
Additional Investment Considerations . . . . . . . . . . . . . . . . . . . . 3
Descriptions of Municipal Securities Ratings . . . . . . . . . . . . . . . .10
Officers and Directors . . . . . . . . . . . . . . . . . . . . . . . . . . .14
Custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
Fund Accounting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
Investment Management Agreement. . . . . . . . . . . . . . . . . . . . . . .15
Portfolio Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . .16
The Distributor. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17
Transfer Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18
Performance. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18


This Statement of Additional Information is dated February 1, 1997.

                     INVESTMENT POLICIES AND RESTRICTIONS

    The investment objective of each Fund is to provide investors with as high a level of income exempt from federal income taxes and Hawaii personal income taxes as is consistent with prudent investment management and the preservation of shareholders' capital. The Intermediate Fund will attempt to achieve its objective by investing primarily in a varied portfolio of investment grade obligations with a dollar weighted average portfolio maturity of more than three years but not more than ten years. Each Fund will primarily invest its assets in obligations issued by or on behalf of the State of Hawaii and its political subdivisions, agencies and certain territories of the United States, the interest on which is exempt from federal and Hawaii state income taxes in the opinion of counsel.

    Fundamental investment restrictions limiting the investments of each Fund provide that each Fund may not:

    1. Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Fund's total assets (taken at current value) would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer, except that with respect to 50% of the Fund's total assets up to 25% may be invested in one issuer.

    2. Invest more than 25% of its assets in a single industry. (As described in the Prospectus, the Fund may from time to time invest more than 25% of its assets in a particular segment of the municipal bond market; however, the Fund will not invest more than 25% of its assets in industrial development bonds in a single industry.)

    3. Borrow money, except for temporary purposes from banks or in reverse repurchase transactions as described in the Statement of Additional Information and then in amounts not in excess of 5% of the total asset value of the Fund, or mortgage, pledge or hypothecate any assets except in connection with a borrowing and in amounts not in excess of 10% of the total asset value of the Fund. Borrowing (including bank borrowing and reverse repurchase transactions) may not be made for investment leverage, but only to enable the Fund to satisfy redemption requests where liquidation of portfolio securities is considered disadvantageous or inconvenient. In this connection, the Fund will not purchase portfolio securities during any period that such borrowings exceed 5% of the total asset value of the Fund. Notwithstanding this investment restriction, the Fund may enter into "when issued" and "delayed delivery" transactions as described in the Prospectus.

    4. Make loans, except to the extent obligations in which the Fund may invest in are considered to be loans.

    5. Buy any securities "on margin." The deposit of initial or maintenance margin in connection with municipal bond index and interest rate futures contracts or related options transactions is not considered the purchase of a security on margin.

    6. Sell any securities "short," write, purchase or sell puts, calls or combinations thereof, or purchase or sell interest rate or other financial futures or index contracts or related options, except as described, from time to time, under the heading "Investment Practices" in the Prospectus.

    7. Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of securities held in its portfolio.

    8. Purchase any illiquid assets, including any security which is restricted as to disposition under federal securities laws or by contract ("restricted securities" or which is not readily marketable), if as a result of such purchase more than 15% of the Fund's total assets would be so invested.

    9. Make investments for the purpose of exercising control or participation in management.

    10. Invest in securities of other investment companies, except as part of a merger, consolidation or other acquisition and except that the Fund may temporarily invest up to 10% of the value of its assets in Hawaii tax exempt money market funds for temporary defensive purposes, including when acceptable investments are unavailable. Such tax exempt fund investments will be limited in accordance with Section 12(d) of the 1940 Act.

    11. Invest in equity, interests in oil, gas or other mineral exploration or development programs.

    12. Purchase or sell real estate, commodities or commodity contracts, except to the extent the municipal securities the Fund may invest in are considered to be interests in real estate, and except to the extent the options and futures and index contracts the Fund may invest in are considered to be commodities or commodities contracts.

    The Funds may not change any of these investment restrictions without the approval of the lesser of (i) more than 50% of the respective Fund's outstanding shares or (ii) 67% of the respective Fund's shares present at a meeting at which the holders of more than 50% of the outstanding shares are present in person or by proxy. As long as the percentage restrictions described above are satisfied at the time of the investment or borrowing, a Fund will be considered to have abided by those restrictions even if, at a later time, a change in values or net assets causes an increase or decrease in percentage beyond that allowed.

    Frequent portfolio turnover is not anticipated. Each Fund anticipates that the annual portfolio turnover rate of the Fund will be less than 100%. Each Fund will not seek capital gain or appreciation but may sell securities held in its portfolio and, as a result, realize capital gain or loss. Sales of portfolio securities will be made for the following purposes: in order to eliminate unsafe investments and investments not consistent with the preservation of the capital or tax status of the respective Fund; honor redemption orders, meet anticipated redemption requirements and negate gains from discount purchases; reinvest earnings from portfolio securities in like securities; or defray nominal administrative expenses.


                     ADDITIONAL INVESTMENT CONSIDERATIONS

    Municipal Securities. Municipal securities include long-term obligations, which are often called municipal bonds, as well as shorter term municipal notes, municipal leases, and tax-exempt commercial papers. Under normal market conditions, longer term municipal securities have greater price fluctuation than shorter term municipal securities, and therefore the Intermediate Fund generally expects to invest in obligations with a dollar weighted average portfolio maturity of more than three years but not more than ten years. The two principal classifications of municipal bonds are "general obligation" and "revenue" or "special obligation" bonds, which include "industrial revenue bonds." General obligation bonds are secured by the issuer's pledge of its faith, credit, and taxing power for the payment of principal and interest. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special tax or other specific revenue source such as from the user of the facility being financed. Municipal leases are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities. They may take the form of a lease, an installment purchase contract, a conditional sales contract, or a participation certificate in any of the above. Some municipal leases and participation certificates may not be considered readily marketable. The "issuer" of municipal securities is generally deemed to be the governmental agency, authority, instrumentality or other political subdivision, or the nongovernmental user of a facility, the assets and revenues of which will be used to meet the payment obligations, or the guarantee of such payment obligations, of the municipal securities. Zero coupon bonds are debt obligations which do not require the periodic payment of interest and are issued at a significant discount from face value. The discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity at a rate of interest reflecting the market rate of the security at the time of issuance. Inverse floaters are types of derivative municipal securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. These securities usually permit the investor to convert the floating rate to a fixed rate (normally adjusted downward), and this optional conversion feature may provide a partial hedge against rising interest rates if exercised at an opportune time. Pre-printed bonds are municipal bonds for which the issuer has previously provided money and/or securities to pay the principal, any premium, and the interest on the bonds to their maturity date or to a specific call date. The bonds are payable from principal and interest on an escrow account invested in U.S. government obligations, rather than from the usual tax base or revenue stream. As a result, the bonds are rated AAA by the rating agencies.

    Each Fund may purchase floating and variable rate demand notes, which are municipal securities normally having a stated maturity payment in excess of one year, but which permit the holder to demand payment of principal at any time, or at specified intervals. The issuer of such notes normally has a corresponding right, after a given period, to prepay at its discretion upon notice to the note holders the outstanding principal amount of the notes plus accrued interest. The interest rate on a floating rate demand note is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable rate demand note is adjusted automatically at specified intervals. There generally is no secondary market for these notes, although they are redeemable at face value. Each note purchased by the Fund will meet the criteria established for the purchase of municipal securities.

    Medium and Lower Grade Municipal Securities. Municipal securities which are in the medium and lower grade categories generally offer a higher cur-rent yield than is offered by municipal securities which are in the high grade categories, but they also generally involve greater price volatility and greater credit and market risk. Credit risk relates to the issuer's ability to make timely payment of principal and interest when due. Market risk relates to the changes in market value that occur as a result of variation in the level of prevailing interest rates and yield relationships in the municipal securities market. Generally, prices for longer maturity issues tend to fluctuate more than for shorter maturity issues accordingly the Intermediate Fund will invest in obligations with a dollar weighted average portfolio maturity of more than three years but not more than ten years. Additionally, the Fund will seek to reduce risk through portfolio diversification, credit analysis, and attention to current developments and trends in the economy and financial and credit markets.

    Many issuers of medium and lower grade municipal securities choose not to have a rating assigned to their obligations by one of the rating agencies; hence each Fund's portfolio may at times contain unrated securities. Unrated securities may carry a greater risk and a higher yield than rated securities. Although unrated securities are not necessarily lower quality, the market for them may not be so broad as for rated securities. Each Fund will purchase only those unrated securities which the Investment Manager believes are comparable to rated securities that qualify for purchase by the respective Fund.

    Hawaii Bonds. Four types of Hawaii bonds have been authorized for issuance (bonds, notes and other instruments of indebtedness). They are:

    1. General Obligation bonds (all bonds for the payment of the principal and interest of which the full faith and credit of the State or a political subdivision are pledged and, unless otherwise indicated, including reimbursable general obligation bonds);

    2. Bonds issued under special improvements statutes;

    3. Revenue bonds or bond anticipation notes (all bonds payable from revenues, or user taxes, or any combination of both, of a public undertaking, improvement, system or loan program); and

    4. Special purpose revenue bonds (all bonds payable from rental or other payments made or any issuer by a person pursuant to contract and security) including anti-pollution revenue bonds. Such bonds shall only be authorized or issued to finance manufacturing, processing or industrial enterprise facilities, utilities serving general public, health care facilities provided to the general public by not-for-profit corporations or low and moderate income governmental housing programs.

    All bonds other than special purpose revenue bonds may be authorized by a majority vote of the members of each House of the State Legislature. Special purpose revenue bonds may be authorized by two-thirds vote of the members of each House of the State Legislature.

    The constitutional limitation on issuance of State general obligation bonds is the amount of bonds outstanding that would cause the debt service (principal and interest payable on such bonds, (either the higher or the current projected debt service )) to exceed 18 1/2% of the average net general fund revenues of Hawaii in the three fiscal years just preceding such issuance (general fund revenue excludes grants from the federal government and receipts excluded in computing the total State debt). This limitation on the power of the State to incur indebtedness, applies only to the issuance of general obligation bonds, is computed at the time of issuance and includes only issued general obligation bonds.

    Because each Fund will ordinarily invest 80% or more of its net assets in Hawaii obligations, it is more susceptible to factors affecting Hawaii issuers than is a comparable municipal bond fund not concentrated in the obligations of issuers located in a single state.

    The Hawaiian economy is concentrated in tourism, agriculture, construction and military operations. Tourism is Hawaii's largest economic sector. 1996 marked the stabilization of the Hawaii visitor industry following the 1991-1993 slump. With visitor arrivals on a record setting pace, statewide occupancies reaching pre-slump levels and average daily room rates continuing to make up for ground lost during the slump, the Hawaii tourism industry appears well on the way to recovery.

    Sugar, the State's prime traditional crop, gives clear evidence of contracting to a fraction of its long-held size and perhaps disappearing altogether in the not so distant future. Pineapple production and exports have declined with the end of plantation operations on Lanai and a cannery closing on Oahu. The shift to a more even mix of plantation and non-plantation crops means that the decrease in a portion of Hawaii's merchandise exports will be partly offset by an increase in import-substituting local production.

    Hawaii's construction industry settled into a cyclical trough in 1995 from which it is expected to rebound in 1997-98 only if private construction grows enough to offset the stabilization of public construction at levels dictated by county, state and federal government fiscal austerity. From a current-dollar value of $4.5 billion in the 12 months ending in July 1991, the peak year for taxable contracting receipts in the previous construction cycle, construction fell to a cyclical low of $3.15 billion in 1995, a level expected to persist through 1996.

    The federal government maintains 26 military installations in the State, encompassing approximately 5% of the land area of the State. To reduce the number of military installations in the United States, and to ensure the impartiality of the decision-making process, the Defense Base Closure and Realignment Commission was established pursuant to the Defense Base Closure and Realignment Act of 1993. On July 1, 1995, the Commission reported to President Clinton its final determinations as to the timely closure and realignment of domestic military installations. Barber Point Naval Air Station will be closed in 1999. Air squadrons will be redeployed to Seattle, Washington and to the Kaneohe Marine Corps. Base, Hawaii.

    As of the date of this SAI, general obligation bonds issued by the State of Hawaii are rated Aa by Moody's and AA by S&P. There can be no assurance that the economic conditions on which these ratings are based will continue or that particular bond issues may not be adversely affected by changes in economic, political or other conditions.

    The State's overall debt levels are high with debt service equaling about 13% of current expenditures. This is due, in part, to the State's assumption of many local government functions, including local education. Revenue is derived primarily from general excise taxes and individual and corporate income tax. The State General Fund has operated either within planned deficits or with ending fund balances since 1962. The State's historically strong financial position is under pressure as the sluggish economy reduces growth in sales and income taxes. Total revenues for fiscal 1995 declined
5.7 percent.

    The State's real gross state product has been slow to build momentum. Estimates published by the Research and Economic Analysis Division, Hawaii Department of Business and Economic Development, show the State's growth rate to have been only 0.3 percent annually from 1992 to 1994, following a slight decline in 1991. DBED's preliminary estimate of growth for 1995 is
0.8 percent, pointing to a slight gain as Hawaii's economic adjustments of the early 1990's come to an end.

    U.S. Government Securities. Government Securities include (1) U.S. Treasury obligations, which differ only in their interest rates, maturities and times of issuance: U.S. Treasury bills (maturity of one year or less), U.S. Treasury notes (maturities of one to 10 years), and U.S. Treasury bonds (generally maturities of greater than 10 years), and separated or divided U.S. Treasury securities (stripped by the U.S. Treasury) whose payments of principal and interest are all backed by the full faith and credit of the United States; and (2) obligations issued or guaranteed by U.S. Government agencies or instrumentalities, some of which are backed by the full faith and credit of the U.S. Treasury, e.g., direct pass-through certificates of the Government National Mortgage Association (generally referred to as "GNMA"); some of which are supported by the right of the issuer to borrow from the U.S. Government, e.g., obligations of Federal Home Loan Banks; and some of which are backed only by the credit of the issuer itself, e.g., obligations of the Student Loan Marketing Association.

    Investments in taxable securities will be substantially in securities issued or guaranteed by the United States Government (such as bills, notes and bonds), its agencies, instrumentalities or authorities, highly-rated corporate debt securities (rated AA, or better, by S&P or Aa3, or better, by Moody's); prime commercial paper (rated A-1 + or A-2 by S&P or P-1 or P-2 by Moody's) and certificates of deposit of the 100 largest domestic banks in terms of assets which are subject to regulatory supervision by the U.S. Government or state governments and the 50 largest foreign banks in terms of assets with branches or agencies in the United States. Investments in certificates of deposit of foreign banks and foreign branches of U.S. banks may involve certain risks, including different regulation, use of different accounting procedures, political or other economic developments, exchange controls, withholding income taxes at the source, or possible seizure or nationalization of foreign deposits. When the Fund takes a temporary defensive position, the Fund will not be pursuing policies designed to achieve its investment objective.

Investment Practices of Each Fund.

    Hedging. Hedging is a means of offsetting, or neutralizing, the price movement of an investment by making another investment, the price of which should tend to move in the opposite direction from that of the original investment. If the Investment Manager deems it appropriate to hedge partially or fully the Fund's portfolio against market value changes, the Fund may buy or sell financial futures contracts and options thereon, such as municipal bond index future contracts and the related put or call options contracts on such index futures.

    Both parties entering into a financial futures contract are required by the contract marketplace to post a good faith deposit, known as "initial margin." Thereafter, the parties must make additional deposits equal to any net losses due to unfavorable price movements of the contract, and are credited with an amount equal to any net gains due to favorable price movements. These additional deposits or credits are calculated and required daily and are known as "maintenance margin." In situations in which the Fund is required to deposit additional maintenance margin, if the Fund has insufficient cash, it may have to sell portfolio securities to meet such maintenance margin requirements at a time when it may be disadvantageous to do so. When the Fund engages in the purchase or sale of futures contracts or the sale of options thereon, it will deposit the initial margin required for such contracts in a segregated account maintained with the Fund's custodian, in the name of the futures commission merchant with whom the Fund maintains the related account. Thereafter, if the Fund is required to make maintenance margin payments with respect to the futures contracts, or mark-to-market payments with respect to such option sale positions, the Fund will make such payments directly to such futures commission merchant. The SEC currently requires mutual funds to demand promptly the return of any excess maintenance margin or mark-to-market credits in its account with futures commission merchants. The fund will comply with SEC requirements concerning such excess margin.

    The Fund may also purchase and sell put and call options on financial futures, including option on municipal bond index futures. An option on a financial future gives the holder the right to receive, upon exercise of the option, a position in the underlying futures contract. When the Fund purchases an option on a financial futures contract, it receives in exchange for the payment of a cash premium the right, but not the obligation, to enter into the underlying futures contract at a price (the "strike price") determined at the time the option was purchased, regardless of the comparative market value of such futures position at the time the option is exercised. The holder of a call option has the right to receive a long (or buyer's) position in the underlying futures and the holder of a put option has the right to receive a short (or seller's) position in the underlying futures.

    When the Fund sells an option on a financial futures contract, it receives a cash premium which can be used in whatever way is deemed most advantageous to the Fund. In exchange for such premium, the Fund grants to the option purchaser the right to receive from the Fund, at the strike price, a long position in the underlying futures contract, in the case of a call option, or a short position in such futures contract, in the case of a put option, even though the strike price upon exercise of the option is less
(in the case of a call option) or greater (in the case of a put option) than the value of the futures position received by such holder. If the value of the underlying futures position is not such that exercise of the option would be profitable to the option holder, the option will generally expire without being exercised. The Fund has no obligation to return premiums paid to it whether or not the option is exercised. It will generally be the policy of the Fund, in order to avoid the exercise of an option sold by it, to cancel its obligation under the option by entering into a closing purchase transaction, if available, unless it is determined to be in the Fund's interest to deliver the underlying futures position. A closing purchase transaction consists of the purchase by the Fund of an option having the same term as the option sold by the Fund, and has the effect of canceling the Fund's position as a seller. The premium which the Fund will pay in executing a closing purchase transaction may be higher than the premium received when the option was sold, depending in large part upon the relative price of the underlying futures position at the time of each transaction.
The Securities and Exchange Commission requires that the obligations of mutual funds, such as the Fund, under option sale positions must be "covered."

    The Fund does not intend to engage in transactions in futures contracts or related options for speculative purposes but only as a hedge against changes in the values of securities in their portfolios resulting from market conditions, such as fluctuations in interest rates. In addition, the Fund will not enter into futures contracts or related options (except in closing transactions) if, immediately thereafter, the sum of the amount of its initial margin deposits and premiums paid for its open futures and options positions, less the amount by which any such options are "in-the-money", would exceed 5% of the Fund's total assets (taken at current value).

    Investments in financial futures and related options entail certain risks. Among these are the possibility that the cost of hedging could have an adverse effect on the performance of the Fund if the Investment Manager predictions as to interest rate trends are incorrect or due to the imperfect correlation between movement in the price of the futures contracts and the price of the Fund's actual portfolio of municipal securities. Although the contemplated use of these contracts should tend to minimize the risk of loss due to a decline in the value of the securities in the Funds portfolio, at the same time hedging transactions tend to limit any potential gains which might result in an increase in the value of such securities. In addition, futures and options markets may not be liquid in all circumstances due, among other things, to daily price movement limits which may be imposed under the rules of the contract marketplace, which could limit the Fund's ability to enter into positions or close out existing positions, at a favorable price. If the Fund is unable to close out a futures position in connection with adverse market movements, the Fund would be required to make daily payments on maintenance margin until such position is closed out. Also, the daily maintenance margin requirement in futures and option sales transactions creates greater potential financial exposure than do option purchase actions, where the Fund's exposure is limited to the initial cost of the option.

    Income earned or deemed to be earned, if any, by the Fund from its hedging activities will be distributed to its shareholders in taxable distributions.

    The Fund's hedging activities are subject to special provisions of the Internal Revenue Code. These provisions may, among other things, limit the use of losses of the Fund and affect the holding period of the securities held by the Fund and the nature of the income realized by the Fund. These provisions may also require the Fund to mark-to-market some of the positions in its portfolio (i.e., treat them as if they were closed out), which may cause the Fund to recognize income without the cash to distribute such income and to incur tax at the Fund level. The Fund and its shareholders may recognize taxable income as a result of the Fund's hedging activities. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.

    If the Manager deems it appropriate to seek to hedge the Fund's portfolio against market value changes, the Fund may buy or sell financial futures contracts and related options, such as municipal bond index futures contracts and the related put or call options contracts on such index futures. A tax exempt bond index fluctuates with changes in the market values of the tax exempt bonds included in the index. An index future is an agreement pursuant to which two parties agree to receive or deliver at settlement an amount of cash equal to a specified dollar amount multiplied by the difference between the value of the index at the close of the last trading day of the contract and the price at which the future was originally written. A financial future is an agreement between two parties to buy and sell a security for a set price on a future date. An index future has similar characteristics to a financial future except that settlement is made through delivery of cash rather than the underlying securities. An example is the Long-Term
Municipal Bond futures contract traded on the Chicago Board of Trade.
It is based on the Bond Buyer's Municipal Bond Index, which represents an adjusted average price of the forty most recent long-term municipal issues of $50 million or more ($75 million in the instance of housing issues) rated A or better by either Moody's Investor Service, Inc. or Standard & Poor's Corporation, maturing in no less than nineteen years, having a first call in no less than seven nor more than sixteen years, and callable at par.

    "When-issued" and "delayed delivery" transactions. The Fund may engage in "when issued" and "delayed delivery" transactions and utilize futures contracts and options thereon for hedging purposes. The Securities and Exchange Commission ("SEC") generally requires that when mutual funds, such as the Fund, effect transactions of the foregoing nature, such funds must either segregate cash or readily marketable portfolio securities with its custodian in an amount of its obligations under the foregoing transactions, or cover such obligations by maintaining positions in portfolio securities, futures contracts or options that would serve to satisfy or offset the risk of such obligations. When effecting transactions of the foregoing nature, the Fund will comply with such segregation or cover requirements.

    Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with selected commercial banks or broker-dealers, under which the Fund sells securities and agrees to repurchase them at an agreed upon time and at an agreed upon price. The difference between the amount the Fund receives for the securities and the amount it pays on repurchase is deemed to be a payment of interest by the Fund. The Fund will maintain in a segregated account having an aggregate value with its custodian, cash, treasury bills, or other U.S. Government securities having an aggregate value equal to the amount of such commitment to repurchase, including accrued interest, until payment is made. Reverse repurchase agreements are treated as a borrowing by the Fund and will be used by it as a source of funds on a short-term basis, in an amount not exceeding 5% of the net assets of the Fund (which 5% includes bank borrowings) at the time of entering into any such agreement. The Fund will enter into reverse repurchase agreements only with commercial banks whose deposits are insured by the Federal Deposit Insurance Corporation and whose assets exceed $500 million or broker-dealers who are registered with the SEC. In determining whether to enter into a reverse repurchase agreement with a bank or broker-dealer, the Fund will take into account the credit worthiness of such party and will monitor such credit worthiness on an ongoing basis.

                 DESCRIPTION OF MUNICIPAL SECURITIES RATINGS

    Standard & Poor's Corporation - A brief description of the applicable Standard & Poor's Corporation ("S&P") rating symbols and their meanings (as published by S&P) follows:

    An S&P corporate or municipal debt rating is a cur-rent assessment of the credit worthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

    The debt rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on audited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

    1. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;
    2. Nature of and provision of the obligation;
    3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  1.   Municipal bonds.

AAA Debt rated "AAA" has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issued only in small degree.

A Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB   Debt rated "BB", "B", "CCC", or "CC" is regarded, on balance, as
B    predominantly speculative with respect to capacity to pay interest and
CCC  repay principal in accordance with the terms of the obligation.  "BB"
CC indicates the lowest degree of speculation and "CC" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

       Plus (+) or Minus (-): The ratings from "AA" to "B" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

       Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise judgment with respect to such likelihood and risk.

       L: The letter "L" indicates that the rating pertains to the principal amount of those bonds where the underlying deposit collateral is fully insured by the Federal Savings & Loan Insurance Corp. or the Federal Deposit Insurance Corp.

       + Continuance of the rating is contingent upon S&P's receipt of closing documentation confirming investments and cash flow.

       * Continuance of the rating is contingent upon S&P's receipt of an executed copy of the escrow agreement.

NR Indicates no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

   2.  Short-term tax exempt notes

    S&P's tax exempt note ratings are generally given to such notes that mature in five years or less. The three rating categories are as follows:

    SP-1    Very strong or strong capacity to pay principal and interest.
            These issues determined to possess overwhelming safety
            characteristics will be given plus (+) designation.
    SP-2    Satisfactory capacity to pay principal and interest.
    SP-3    Speculative capacity to pay principal and interest.

    3. Tax-exempt Commercial Paper

    An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. The two categories the Fund will invest in are as follows:

       A Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety. These issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.
       A-1 This designation indicates that the degree of safety regarding timely payment is very strong.
       A-2 Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1".
       A-3 Issues carrying this designation have a satisfactory capacity for timely payments They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.
       B Issues rated "B" are regarded as having only an adequate capacity for timely payment. However, such capacity may be damaged by changing conditions or short-term adversities.

    Moody's Investors Service, Inc. - A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings (as published by Moody's) follows:

    1. Municipal bonds

    Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

    A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

    Baa-Bonds which are rated Baa are considered as medium grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Ba-Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

    B-Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

    Con.(...)-Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

    Note: Those bonds in the Aa, A, Baa, Ba and B groups which Moody's believes possess the strongest investment attributes are designated by the symbols Aa 1, A 1, Baa 1, and B 1.

    2. Short-term tax exempt notes

    Short-term Notes. The four ratings of Moody's for short-term notes are MIG 1, MIG 2, MIG 3 and MIG 4; MIG 1 denotes "best quality, enjoying strong protection from established cash flows"; MIG 2 denotes "high quality" with
"ample margins of protection"; MIG 3 notes are of "favorable quality ....
but lacking the undeniable strength of the preceding grades"; MIG 4 notes are of "adequate quality, carrying specific risk but having protection ... and not distinctly or predominantly speculative."

    3. Tax-exempt commercial paper

    Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

       Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations.

       Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations.

       Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations.

       Issuers rated Not Prime do not fall within any of the Prime rating categories.


                            OFFICERS AND DIRECTORS

    The officers and directors of First Pacific Mutual Fund, Inc., their principal occupations for the last five years and their affiliation, if any, with the Manager, or the Fund's Distributor, are shown below. Interested persons of the Fund as defined in the Investment Company Act of 1940 are indicated by an asterisk in the table below.




Name, Age
and Address
Position & Office With the Fund
Principal Occupation During the Past Five Years


*Terrence K.H. Lee (39)
1441 Victoria St #901
Honolulu, HI  96822
Director, President
President, First Pacific Management Corp.;
President, First Pacific Securities


Samuel L. Chesser (41)
180 Miller Ave., #6
Mill Valley, CA  94941
Director
Market Maker and Member Pacific Stock
Exchange: Formerly President, First Pacific
Securities; Vice President, First Pacific
Management Corporation


Clayton W.H. Chow (44)
896 Puuikena Dr.
Honolulu, HI  96821
Director
Sr. Account Executive, Federal Express


Lynden Keala (41)
47-532 Hui Iwa St.
Kaneohe, HI  96744
Director
Market Analyst, Vanier Graphics, Inc.


Stuart S. Marlowe (55)
274 Poipu Drive
Honolulu, HI  96825
Director
President, Record Service, Inc.


*Jean M. Chun (40)
920 Ward Ave., #12G
Honolulu, HI 96814
Secretary
Corporate Secretary, First Pacific
Management Corporation; Corporate
Secretary, First Pacific Securities


*Charlotte A. Meyer (43)
PO Box 2834
Kamuela, HI  96743
Treasurer
Corporate Treasurer, First Pacific
Management Corporation; Corporate
Treasurer, First Pacific Securities



    The compensation of the officers who are interested persons (as defined in the Investment Company Act of 1940) of the Manager is paid by the Manager.
The Fund pays the compensation of all other officers of the Fund who are not interested persons for services or reimbursed for expenses incurred in connection with attending meetings of the Board of Directors. The directors of the Fund are not compensated for services or reimbursed for expenses incurred in connection with attending meetings of the Board of Directors.
The directors and officers as a group own less than 1% of the Fund's shares.

                                  CUSTODIAN

    Union Bank of California, N.A., of San Francisco, California, is the custodian of each Fund and has custody of all securities and cash. The custodian, among other things, attends to the collection of principal and income, and payment for the collection of proceeds of securities bought and sold by each Fund.

                               FUND ACCOUNTING

    First Pacific Recordkeeping, Inc., a wholly-owned subsidiary of First Pacific Management Corporation provides fund accounting for the Fund. The accounting fee schedule for the Fund is as follows:


$21,500               Minimum to      $ 20 Million of Average Net Assets
 .0000325              On Next         $ 30 Million of Average Net Assets
 .00026                On Next         $ 50 Million of Average Net Assets
 .000195               On Next         $100 Million of Average Net Assets
 .0001625              Over            $200 Million of Average Net Assets


                             INDEPENDENT AUDITORS

    The independent auditors for the Fund are Tait, Weller & Baker, Philadelphia, Pennsylvania.

                       INVESTMENT MANAGEMENT AGREEMENT

    The investment management agreement between the Manager and the Fund provides that the Manager will provide portfolio management services to the Fund and to supply investment research including the selection of securities for the Fund to purchase, hold or sell and the selection of brokers through whom the Fund's portfolio transactions are executed. The Manager also administers the business affairs of the Fund, furnishes offices, necessary facilities and equipment, provides administrative services, and permits its officers and employees to serve without compensation as directors and officers of the Fund if duly elected to such positions.

    The agreement provides that the Manager shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which the agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Manager in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the agreement.

    The Manager's activities are subject to the review and supervision of the Fund's Board of Directors, to whom the Manager renders periodic reports of the Fund's investment activities.

    Fees paid by Bond Fund for the three most recent fiscal years:

      Investment Management    Management Shareholder Services    Service
            Agreement          Fees Waived     Agreement         Fees Waived
1996       $265,680              $0             $53,136               $0
1995       $245,192              $13,597        $49,050               $0
1994       $275,965              $11,858        $55,193               $0

    Fees paid by Intermediate Fund for the three most recent fiscal years:

      Investment Management    Management Shareholder Services    Service
            Agreement          Fees Waived     Agreement         Fees Waived
1996         $29,311             $11,697        $5,862             $5,862
1995         $20,231             $10,437        $4,046             $4,046
1994         $ 1,427             $ 1,427        $  285             $  285



                            PORTFOLIO TRANSACTIONS

    The Manager will place orders for portfolio transactions for the Fund with broker-dealer firms giving consideration to the quality, quantity and nature of each firm's professional services. These services include execution, clearance procedures, wire service quotations and statistical and other research information provided to the Fund and the Manager, including quotations necessary to determine the value of the Fund's net assets. Any research benefits derived are available for all clients of the Manager. Since statistical and other research information is only supplementary to the research efforts of the Manager and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to materially
reduce its expenses.   In selecting among the firms believed to meet the
criteria for handling a particular transaction, the Fund or the Manager may (subject always to best price and execution) take into consideration that certain firms have sold or are selling shares of the Fund, and/or that certain firms provide market, statistical or other research information to the Fund. Securities may be acquired through firms that are affiliated with the Fund, its Manager, or its Distributor and other principal underwriters acting as agent, and not as principal. Transactions will only be placed with affiliated brokers if the price to be paid by the Fund is at least as good as the price the Fund would pay to acquire the security from other unaffiliated parties.

    If it is believed to be in the best interests of the Fund the Manager may place portfolio transactions with unaffiliated brokers or dealers who provide the types of service (other than sales) described above, even if it means the Fund will have to pay a higher commission (or, if the dealer's profit is part of the cost of the security, will have to pay a higher price for the security) than would be the case if no weight were given to the brokers or dealer's furnishing of those services. This will be done, however, only if, in the opinion of the Manager, the amount of additional commission or increased cost is reasonable in relation to the value of the services.

    If purchases or sales of securities of the Fund and of one or more other clients advised by the Manager are considered at or about the same time, transactions in such securities will be allocated among the several clients in a manner deemed equitable to all by the Manager, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. Although it is possible that in some cases this procedure could have a detrimental effect on the price or volume of the security as far as the Fund is concerned, it is also possible that the ability to participate in volume transactions and to negotiate lower brokerage commissions generally will be beneficial to the Fund.

    The Directors have adopted certain policies incorporating the standards of Rule 17e-1 issued by the Securities and Exchange Commission under the Investment Company Act of 1940 which requires that the commission paid to the Distributor and other affiliates of the Fund must be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities during a comparable period of time. The rule and procedures also contain review requirements and require First
Pacific Securities to furnish reports to the Directors and to maintain records in connection with such reviews.

    Commissions, fees or other remuneration paid to the Distributor for portfolio transactions for the Bond Fund and Intermediate Fund for the three most recent fiscal years: 1996-none, 1995-none; 1994-none.

                               THE DISTRIBUTOR

    Shares of the Fund are offered on a continuous basis through First Pacific Securities, Inc. 2756 Woodlawn Drive, #6-201, Honolulu, Hawaii 96822 (the "Distributor"), a wholly-owned subsidiary of the Manager. Pursuant to a distribution agreement, First Pacific Securities will purchase shares of the Fund for resale to the public, either directly or through securities dealers and brokers, and is obligated to purchase only those shares for which it has received purchase orders. A discussion of how to purchase and redeem the Fund's shares and how the Fund's shares are priced is contained in the Prospectus.

    Under the Distribution Agreement between the Fund and the Distributor, the Distributor pays the expenses of distribution of Fund shares, including preparation and distribution of literature relating to the Fund and its investment performance and advertising and public relations material. The Fund bears the expenses of registration of its shares with the Securities and Exchange Commission and of sending prospectuses to existing shareholders. The Distributor pays the cost of qualifying and maintaining qualification of the shares for sale under the securities laws of the various states and permits its officers and employees to serve without compensation as directors and officers of the Fund if duly elected to such positions.

    Under the Distribution Plan, each Fund will pay the distributor for expenditures which are primarily intended to result in the sale of the respective Fund's shares such as advertising, marketing and distributing the fund's shares and servicing Fund investors, including payments for reimbursement of and/or compensation to brokers, dealers, certain financial institutions, (which may include banks) and other intermediaries for administrative and accounting services for Fund investors who are also their clients. Such third party institutions will receive fees based on the average daily value of the Fund's shares owned by investors for whom the institution performs administrative and accounting services. The Glass-Steagall Act from engaging in the business of underwriting, selling or distributing securities. Accordingly, each Fund will engage banks only to perform administrative and investor servicing functions. The Funds' management believes that such laws should not preclude a bank from performing these services. However, if a bank were prohibited by law from so acting, its investor clients would be permitted to remain Fund investors and alternative means for continuing the servicing of such investors would be sought.

    The Distribution Agreement continues in effect from year to year if specifically approved at least annually by the shareholders or directors of the Fund and by the Fund's disinterested directors in compliance, with the Investment Company Act of 1940. The agreement may be terminated without penalty upon thirty days written notice by either party and will automatically terminate if it is assigned.

    Distribution Plan payments by the Bond Fund, by category, for the most recent fiscal year are as follows: Advertising $9,475; Seminars and Meetings $3,905; Printing $2,680; Rent $16,635; Utilities $3,790; Telephone $3,202; Salaries and Wages $41,370; Employee Benefits $1,198; Miscellaneous $3,791; Total $86,046.

    Distribution Plan payments by the Intermediate Fund, by category, for the most recent fiscal year are as follows: Advertising $1,376; Seminars and Meetings $214; Printing $1,243; Salaries and Wages $1,000;
Miscellaneous $657; Total $4,490.

                                TRANSFER AGENT

    First Pacific Recordkeeping, Inc., Honolulu, Hawaii, a wholly owned subsidiary of First Pacific Management Corporation, serves as transfer agent, dividend disbursing agent and redemption agent for redemptions pursuant to a Transfer and Dividend Disbursing Agency Agreement approved by the Board of Directors of First Pacific Mutual Fund, Inc. at a meeting held for such purpose on March 15, 1994. The agreement is subject to annual renewal by the Board of Directors, including the directors who are not interested persons of the Fund or of the Transfer Agent. Pursuant to the agreement, the Transfer Agent will receive a fee calculated at an annual rate of $16.50 per shareholder account and will be reimbursed out-of-pocket expenses incurred on the Fund's behalf.

    The Transfer Agent acts as paying agent for all Fund expenses and provides all the necessary facilities, equipment and personnel to perform the usual or ordinary services of Transfer and Dividend Paying Agent - including:
receiving and processing orders and payments for purchases of shares, opening stockholder accounts, preparing annual stockholder meeting lists, mailing proxy material, receiving and tabulating proxies, mailing stockholder reports and prospectuses, withholding certain taxes on nonresident alien accounts, disbursing income dividends and capital distributions, preparing and filing U.S. Treasury Department Form 1099 (or equivalent) for all stockholders, preparing and mailing confirmation forms to stockholders for all purchases and redemptions of the Fund's shares and all other confirmable transactions in stockholders' accounts, recording reinvestment of dividends and distributions of the Fund's shares and causing redemption of shares for and disbursements of proceeds to withdrawal plan stockholders.

                                 PERFORMANCE

    Current yield and total return quotations used by the Fund are based on standardized methods of computing performance mandated by Securities and Exchange Commission rules. An explanation of those and other methods used by the Portfolios to compute or express performance follows:

    As indicated below, current yield is determined by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders during the 30-day base period. According to the new Securities and Exchange Commission formula:

            Yield = 2 [(a-b + 1)6-1]
                        cd
where
    a= dividends and interest earned during the period.
    b= expenses accrued for the period (net of reimbursements).
    c= the average daily number of shares outstanding during the period that were entitled to receive dividends.
    d= the maximum offering price per share on the last day of the period.

The yields for the Funds for the 30-day periods ending September 30, 1996 and December 31, 1996 are set forth below:

                                          Month Ended      Month Ended
                                            09/30/96         12/31/96

First Hawaii Municipal Bond Fund             4.64%             4.45%
First Hawaii Intermediate Municipal Fund     4.16%             4.02%


    Tax equivalent yield is calculated by dividing that portion of the current yield (calculated as described above) which is tax exempt by I minus a stated tax rate and adding the quotient to that portion of the yield of the Fund that is not tax exempt.

    As the following formula indicates, the average annual total return is determined by multiplying a hypothetical initial purchase order of $1,000 by the average annual compound rate of return (including capital appreciation/ depreciation and dividends and distributions paid and reinvested) for the stated period less any fees charged to all shareholder accounts and annualizing the result. The calculation assumes that all dividends and distributions are reinvested at the public offering price on the reinvestment dates during the period. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. According to the new Securities and Exchange Commission formula:

            P(1 + T)n = ERV
where
       P =  a hypothetical initial payment of $ 1,000
       T =  average annual total return
       n =  number of years
       ERV = ending redeemable value at the end of 1, 5 or 10 year periods of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods.

The average annual total return for the Funds for the periods indicated and ended September 30, 1996 are set forth below:

                                   One Year   Five Year   Since
                                                         Inception
First Hawaii Municipal Bond Fund
(Inception November 23, 1988)        5.62%     6.52%       7.20%

First Hawaii Intermediate Municipal Fund
(Inception July 5, 1994)             3.95%     -----       5.58%


The average annual total return for the Funds for the periods indicated and ended December 31, 1996 are set forth below:


                                  One Year     Five Year     Since
                                                            Inception
First Hawaii Municipal Bond Fund
(Inception November 23, 1988)      4.17%         6.34%        7.25%

First Hawaii Intermediate Municipal Fund
(Inception July 5, 1994)           3.77%         -----        5.63%


Comparisons and Advertisements
    To help investors better evaluate how an investment in the Fund might satisfy their investment objective, advertisements regarding the Fund may discuss yield or total return for the Fund as reported by various financial publications and/or compare yield or total return to yield or total return as reported by other investments, indices, and averages.

    The Lehman Municipal Bond Index measures yield, price and total return for the municipal bond market. The Bond Buyer 20 Bond Index is an index of municipal bond yields based on yields of 20 general obligation bonds maturing in 20 years. The Bond Buyer 40 Bond Index is an index of municipal bond yields of 40 general obligation bonds maturing in 40 years.


Financial Statements
    The Financial Statements of each Fund will be audited at least annually by Tait Weller & Baker, Independent Auditors. The 1996 Annual Report to Shareholders is incorporated by reference to this Statement of Additional Information.

                    STATEMENT OF ADDITIONAL INFORMATION
                             February 1, 1997


                       LEAHI TAX-FREE INCOME TRUST

                       210 Ward Avenue, Suite 129
                         Honolulu, Hawaii 96814
                             (808) 522-7777

       Leahi Tax-Free Income Trust (the "Fund") is a mutual fund whose investment objective is providing investors with the maximum level of income exempt from federal and Hawaii income taxes, consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in obligations which pay interest exempt from federal and Hawaii income taxes. The Fund is a series of Leahi Investment Trust, a Massachusetts business trust.

       A prospectus for the Fund, dated February 1, 1997, provides the basic information you should know before purchasing shares of the Fund and may be obtained without charge from the Fund at the address stated above. This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than the information set forth in the Fund's Prospectus. It is intended to provide you with additional information regarding the activities and operations of the Fund, and should be read in conjunction with the Prospectus.


                             TABLE OF CONTENTS



The Trust. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B2
Investment objective and Policies. . . . . . . . . . . . . . . . . . . . B2
Investment Restrictions. . . . . . . . . . . . . . . . . . . . . . . . . B6
Distributions and Tax Information. . . . . . . . . . . . . . . . . . . . B8
Trustees and officers. . . . . . . . . . . . . . . . . . . . . . . . . .B12
Management of the Fund . . . . . . . . . . . . . . . . . . . . . . . . .B13
Execution of Portfolio Transactions. . . . . . . . . . . . . . . . . . .B14
Additional Purchase and Redemption Information . . . . . . . . . . . . .B14
Determination of Share Price . . . . . . . . . . . . . . . . . . . . . .B15
Promotion and Marketing of Fund Shares . . . . . . . . . . . . . . . . .B15
General Information. . . . . . . . . . . . . . . . . . . . . . . . . . .B18
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . .B19
Appendix Description of Municipal Securities Ratings . . . . . . . . . .B20

                                 THE TRUST


       The Leahi Investment Trust (the "Trust") is an open-end, non-diversified management investment company organized on July 23, 1987 as a Massachusetts business trust. The Trust currently issues shares of beneficial interest, $ .01 par value per share, in one series, the Leahi Tax-Free Income Trust.


                     INVESTMENT OBJECTIVE AND POLICIES

       The following discussion supplements the discussion of the Fund's investment objective and policies as set forth in the Prospectus. There can be no assurance, however, that the objective of the Fund will be attained.


                           MUNICIPAL SECURITIES

       The Prospectus describes the general categories and characteristics of municipal securities. Discussed below are the major attributes of the various municipal and other securities in which the Fund may invest.

Municipal Notes:

       Tax anticipation notes are used to finance working capital needs of municipalities and are issued in anticipation of various seasonal tax revenues, to be payable from these specific future taxes. They are usually general obligations of the issuer, secured by the taxing power of the issuer for the payment of principal and interest.

       Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under the Federal Revenue Sharing Program. They also are usually general obligations of the issuer.

       Bond anticipation notes normally are issued to provide interim financing until long-term financing can be arranged. The long-term bonds then provide the money for the repayment of the notes.

       Construction loan notes are sold to provide construction financing for specific projects. After successful completion and acceptance, many projects receive permanent financing through the Federal Housing Administration under the Federal National Mortgage Association or the Government National Mortgage Association.

       Short-term discount notes (tax-exempt commercial paper) are short-term (365 days or less) promissory notes issued by municipalities to supplement their cash flow.

Municipal Bonds:

       Municipal bonds, which meet longer term capital needs and generally have maturities of more than one year when issued, have two principal classifications: general obligation bonds and revenue bonds.

       General obligation bonds are issued by states, counties, cities, towns, and regional districts. The proceeds of these obligations are used to fund a wide range of public projects, including construction or improvement of schools, highways and roads, and water and sewer systems. The basic security behind general obligation bonds is the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxes that can be levied for the payment of debt service may be limited or unlimited as to the rate or amount of special assessments.

       Revenue bonds are not secured by the full faith, credit and taxing power of their issuer. Rather, the principal security for revenue bonds is generally the net revenue derived from a particular facility, group of facilities, or, in some cases, the proceeds of a special excise or other specific revenue source. Revenue bonds are issued to finance a wide variety of capital projects including: electric, gas, water and sewer systems; highways, bridges, and tunnels; port and airport facilities; colleges, universities and hospitals. Although the principal security behind these bonds may vary, many provide additional security in the form of a debt service reserve fund whose money may be used to make principal and interest payments on the issuer's obligations. Housing finance authorities have a wide range of security,
including  partially or fully insured mortgages,   rent subsidized and/or
collateralized mortgages, and/or the net revenues from housing or other public projects. Some authorities are provided further security in the form of a state's assurance (although without obligation) to make up deficiencies in the debt service reserve fund.

       Industrial development bonds are in most cases revenue bonds and are issued by or on behalf of public authorities to raise money to finance various privately-operated facilities for business, manufacturing, housing, sports, and pollution control. These bonds are also used to finance public facilities such as airports, mass transit systems, ports, and parking. The payment of the principal and interest on such bonds depends solely on the ability of the facility's user to meet its financial obligations and the pledge, if any, of the real and personal property so financed as security for such payment. The Fund will not purchase industrial development bonds to the extent that the interest paid by particular bonds is not excluded from gross income for federal income tax purposes pursuant to the Tax Reform Act of 1986.

       There may, of course, be other types of municipal securities that become available which are similar to the foregoing described municipal securities in which the Fund may invest.

Other Municipal Securities:

       Variable or floating rate demand notes ("VRDN's") are tax-exempt obligations which contain a floating or variable interest rate adjustment formula and an unconditional right of demand to receive payment of the unpaid principal balance plus accrued interest upon a short notice period prior to specified dates, either from the issuer or by drawing on a bank letter of credit, a guarantee or insurance issued with respect to such instrument. The interest rates are adjustable, at intervals ranging from daily to up to six months, to some prevailing market rate for similar investments, such adjustment formula being calculated to maintain the market value of the VRDN at approximately the par value of the VRDN upon the adjustment date. The adjustments are typically based upon the prime rate of a bank or some other appropriate interest rate adjustment index.

       The Fund will decide which variable or floating rate demand instruments it will purchase in accordance with procedures prescribed by the Trust's Board of Trustees to minimize credit risks. Any VRDN must be of high quality as determined by the Board of Trustees, with respect to both its long-term and short-term aspects, except that where credit support for the instrument is provided even in the event of default on the underlying security, the Fund may rely only on the high quality character of the short-term aspect of the demand instrument, i.e., the demand feature. A VRDN which is unrated must have high quality characteristics similar to those rated in accordance with policies and guidelines determined by the Trust's Board of Trustees. If the quality of any VRDN falls below the high quality level required by the Board of Trustees, the Fund must dispose of the instrument within a reasonable period of time by exercising the demand feature or by selling the VRDN in the secondary market, whichever is believed by the Investment Manager to be in the best interests of the Fund and its shareholders.

       The Fund may also invest in VRDN's in the form of participation interests ("Participating VRDN's") in variable or floating rate tax-exempt obligations held by a financial institution, typically a commercial bank ("institution"). Participating VRDN's provide the Fund with a specified undivided interest (up to 100%) of the underlying obligation and the right to demand payment of the unpaid principal balance plus accrued interest on the Participating VRDN's from the institution upon a specified number of days' notice. In addition, the Participating VRDN is backed by an irrevocable letter of credit or guarantee of the institution. The Fund has an undivided interest in the underlying obligation and thus participates on the same basis as the institution which typically retains fees out of the interest paid on the obligation for servicing the obligation, providing the letter of credit and issuing the repurchase commitment.

       The Fund may purchase from banks, brokers or dealers, or other financial institutions, specified municipal securities with puts. A "put" is a right to sell a defined underlying security within a specified period of time and at a specified exercise price, which may be sold only with the underlying security.
 A "standby commitment" is a put that entitles the holder to achieve same-day settlement and to receive an exercise price equal to the amortized cost of the underlying security plus accrued interest, if any, at the time of exercise.

       There are diversification requirements with respect to puts which may be acquired by the Fund, to insure that the Fund's liquidity will not be impaired by relying too heavily upon the same institution or a group of institutions. For purposes of the diversification requirements, a put will be considered to be from the institution to which the Fund must look for payment of the exercise price. In the case of a standby commitment, the put would be from the institution that has agreed to repurchase the underlying security, while in the case of a demand feature, the put would be from the party that has provided a letter of credit or other credit facility to insure payment of the exercise price. The diversification limitations discussed in the Prospectus are applied to the securities subject to puts from the same institution and not to the puts themselves.

       A standby commitment may not be used to affect the Fund's valuation of the municipal security underlying the commitment. Any consideration paid by the Fund for the standby commitment, whether paid in cash or by paying a premium for the underlying security, which increases the cost of the security and reduces the yield otherwise available from the same security, will be accounted for by the Fund as unrealized depreciation until the standby commitment is exercised or expires.

       Management understands that the Internal Revenue Service (the "Service") has issued a revenue ruling to the effect that, under specified circumstances, a registered investment company will be the owner of tax-exempt municipal obligations acquired subject to a put option. The Service has also issued private letter rulings to certain taxpayers (which do not serve as precedent for other taxpayers) to the effect that tax-exempt interest received by a regulated investment company with respect to such obligations will be tax-exempt in the hands of the company and may be distributed to its shareholders as exempt-interest dividends. The Service has subsequently announced that it will not ordinarily issue advance ruling letters as to the identity of the true owner of property in cases involving the sale of securities or participation interests therein if the purchaser has the right to cause the security, or the participation interest therein, to be purchased by either the seller or a third party. The Fund intends to take the position that it is the owner of any municipal obligations acquired subject to a standby commitment or other put and that tax-exempt interest earned with respect to such municipal obligations will be tax-exempt in its hands.
There is no assurance that standby commitments will be available to the Fund nor has the Fund assumed that such commitments would continue to be available under all market conditions.

       The Fund may also purchase escrow secured bonds, which are created when an issuer refunds in advance of maturity (or pre-refunds) an outstanding bond issue which is not immediately callable and it becomes necessary or desirable to set aside funds for redemption of the bonds at a future date.
In an advance refunding the issuer will use the proceeds of a new bond issue to purchase high grade interest-bearing debt securities which are then deposited in an irrevocable escrow account held by a trustee bank to secure all future payments of principal and interest of the advance refunded bond. Escrow secured bonds will often receive a triple A rating from the major rating services.

       U.S. Government obligations which may be owned by the Fund are issued by the U.S. Treasury and include bills, certificates of indebtedness, notes and bonds, or are issued by agencies and instrumentalities of the U.S. Government and backed by the full faith and credit of the U.S. Government.

       Certificates of deposit are short-term obligations of commercial banks. Commercial paper are promissory notes issued by municipalities or corporations in order to finance their short-term credit needs.

REPURCHASE AGREEMENTS

       The Fund may invest its assets in eligible U.S. Government securities and concurrently enter into repurchase agreements with respect to such securities. Under such agreements, the seller of the securities agrees to repurchase such securities at a mutually agreed upon time and price. The repurchase price may be higher than the purchase price, the difference being income to the Fund, or the purchase and repurchase prices may be the same, with interest at a stated rate due to the Fund together with the repurchase price upon repurchase. In either case, the income to the Fund is unrelated to the interest rate on the U.S. Government securities. such repurchase agreements will be made only with member banks of the federal reserve system and primary government securities dealers whose creditworthiness has been evaluated as satisfactory by the Investment Manager in accordance with guidelines adopted by the Trust's Board of Trustees. The Fund will not generally enter into repurchase agreements with more than seven days to maturity if, as a result, more than 5% of the value of the Fund's total assets would be invested in such repurchase agreements.

       For purposes of the Investment Company Act of 1940 (the "1940 Act"), a repurchase agreement is deemed to be a loan from the Fund to the seller of the U.S. Government securities subject to the repurchase agreement. It is not clear whether a court would consider the U.S. Government securities acquired by the Fund subject to a repurchase agreement as being owned by the Fund or as being collateral for a loan by the Fund to the seller. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the U.S. Government securities before its repurchase under a repurchase agreement, the Fund may encounter delays and incur costs before being able to sell the securities. Delays may involve loss of interest or a decline in price of the U.S. Government securities.
If a court characterizes the transaction as a loan and the Fund has not perfected a security interest in the U.S. Government securities, the Fund may be required to return the securities to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at the risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt instrument purchased for the Fund, the Investment Manager seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligor, in this case the seller of the U.S. Government securities.

       Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the securities. However, the Fund will always receive as collateral for any repurchase agreement securities, the market value of which is equal to at least 100% of the amount invested by the Fund plus accrued interest, and the Fund will make payment against such securities only upon account of its Custodian. If the market value of the U.S. Government securities subject to the repurchase agreement becomes less than the repurchase price (including interest), the Fund will direct the seller of the U.S. Government securities to deliver additional securities so that the market value of all securities subject to the repurchase agreement will equal or exceed the repurchase price plus accrued interest. It is possible that the Fund will be unsuccessful in seeking to impose on the seller a contractual obligation to deliver additional securities.

INVESTMENT RESTRICTIONS

       The following policies and investment restrictions have been adopted by the Fund and (unless otherwise noted) are fundamental and cannot be changed without the affirmative vote of a majority of the Fund's outstanding voting securities as defined in the 1940 Act. The Fund may not:

1. As of the last day of each fiscal quarter, have more than 25% of its total assets invested in the securities of any one issuer (other than the U.S. Government and its agencies and instrumentalities), or, with respect to at least 50% of the Fund's total assets, (a) have more than 5% of the total assets of the Fund invested in any one such issuer or (b) own more than 10% of the outstanding voting securities or any one issuer.

2. Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objective and policies, and (b) to the extent the entry into a repurchase agreement is deemed to be a loan.

3.  (a)     Borrow money, except temporarily for extraordinary or emergency purposes from a bank and then not in excess of 25% of its total net assets (at the lower of cost or fair market value). Any such borrowing will be made only if immediately thereafter there is an asset coverage of at least 300% of all borrowings, and no additional investments may be made while any such borrowings are in excess of 5% of total assets.

    (b) Mortgage, pledge or hypothecate any of its assets except in connection with any such borrowings.

4. Purchase securities on margin, sell securities short, participate on a joint or joint and several basis in any securities trading account, or underwrite securities except insofar as the Fund may be technically deemed an underwriter under the federal securities laws in connection with the disposition of portfolio securities. (This restriction does not preclude the Fund from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities.)

5. Buy or sell interests in oil, gas or mineral exploration or development programs, or real estate, provided that this limitation shall not prohibit the purchase of municipal and other debt securities secured by real estate or interests therein.

6. Purchase or hold securities of any issuer, if, at the time of purchase or thereafter, any of the Trustees or officers of the Trust or the Fund's Investment Manager owns beneficially more than 1/2 of 1%, and all such Trustees or officers holding more than 1/2 of 1% together own beneficially more than 5%, of the issuer's securities.

7. Purchase or sell common stocks, preferred stocks, warrants or other equity securities, commodities or commodity contracts, or futures contracts, or invest in put, call, straddle or spread options, except that the Fund may purchase, hold and dispose of "obligations with puts attached" in accordance with its investment policies.

8. Invest in securities of other investment companies (except as they may be acquired as part of a merger, consolidation or acquisition of assets) which would result in the Fund (i) owning more than 3% of the total outstanding voting stock of another registered investment company;
(ii) investing more than 5% of its total assets in the securities of a single registered investment company; or (iii) investing more than 10% of its total assets in the securities (other than treasury stock) of registered investment companies. (This is an operating policy which may be changed upon notice to shareholders.)

9. Invest, in the aggregate, more than 10% of its assets in securities with legal or contractual restrictions on resale, securities which are not readily marketable, and repurchase agreements with more than seven days to maturity.

10. Invest in any issuer for the purposes of exercising control or management.

11. Issue senior securities, as identified in the 1940 Act, except that this restriction shall not be deemed to prohibit the Fund from (a) making any permitted borrowings, mortgages or pledges, or (b) entering into repurchase transactions.

       If a percentage restriction is adhered to at the time of investment, a subsequent increase or decrease in the percentage resulting from a change in values or assets will not constitute a violation of that restriction.


                     DISTRIBUTIONS AND TAX INFORMATION

DISTRIBUTIONS:

       The Fund declares dividends from net investment income daily and pays such dividends on a monthly basis as stated in its Prospectus. The Fund's policy is to declare as dividends 100% of its net investment income during each calendar year. The Fund will also declare a distribution of net realized long-term and undistributed short-term capital gains, if any, shortly after the Fund's fiscal year-end, although an additional distribution may be made in December if necessary to avoid federal excise tax.

TAX INFORMATION:

Federal Taxation

       The Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and qualified as such for its fiscal year ended September 30, 1996. It intends to continue to so qualify, which requires compliance with certain requirements regarding the source of its income, diversification of its assets, and timing of its distributions. The Fund's policy is to distribute to its shareholders all of its investment company taxable income, its net tax-exempt income, and any net realized capital gains for each fiscal year in a manner which complies with the distribution requirements of the Code, so that the Fund will not be subject to any Federal income or excise taxes.


       A regulated investment company qualifying under Subchapter M of the Code is required to distribute to its shareholders at least 90% of its tax-exempt net investment income and at least 90% of its taxable net investment income (including net short-term capital gains), if any, and is not subject to federal income tax to the extent that it distributes annual taxable net investment income and net realized capital gains in the manner required under the Code.

       The Fund will be subject to a 4% nondeductible annual excise tax on amounts required to be but not distributed under a prescribed formula. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year (including investment company income and net capital gains, and excluding gains and losses from the sale or exchange of capital assets and the dividends-paid deductions) and at least 98% of the excess of its capital gains over capital losses realized during the one-year period ending October 31 during such year.

       Subchapter M of the Code permits the character of tax-exempt dividends distributed by a regulated investment company to flow through as tax-exempt interest to its shareholders, provided that at least 50% of the value of its assets at the end of each quarter of its taxable year is invested in state, municipal and other obligations, the interest on which is exempt under Section 103(a) of the Code. The Fund intends to satisfy this 50% requirement in order to permit its distributions of tax-exempt interest to be treated as such for federal income tax purposes in the hands of the shareholders. Distributions to shareholders of tax-exempt interest earned by the Fund for the taxable year are therefore not subject to federal income tax, although they may be subject to the individual or corporate alternative minimum taxes described below. A portion of original issue discount relating to stripped municipal bonds and their coupons may be treated as taxable income under certain circumstances.

       Distributions of net investment company income, including the excess of net short-term capital gains over net long-term capital losses, are taxable to shareholders as ordinary income. Distributions of the excess of net long-term capital gain over net short-term capital loss are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders. Such distributions are not eligible for the dividends received deduction. Any loss realized upon the redemption of shares within six months from the date of their purchase will be disallowed to the extent of tax-exempt dividends received during such period or will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain during such six-month period.

       If any net realized long-term capital gains in excess of net realized short-term capital losses are retained by the Fund for reinvestment, requiring federal income taxes to be paid thereon by the Fund, the Fund will elect to treat such capital gains as having been distributed to shareholders. As a result, shareholders will report such capital gains as long-term capital gains, and will be able to claim their share of federal income taxes paid by the Fund on such gains as a credit against their own federal income tax liability, and will be entitled to increase the adjusted tax basis of their Fund shares by the difference between their pro rata share of such gains and their tax credit.

       Distributions of any net investment company taxable income and net realized capital gains will be taxable as described above, whether received in shares or in cash. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purpose in each share so received equal to the net asset value of a share on the reinvestment date.

       All distributions of taxable and tax-exempt income and net realized capital gain, whether received in shares or in cash, must be reported by shareholders on their federal income tax returns.

       Interest on indebtedness incurred by shareholders to purchase or carry shares of the Fund will not be deductible for federal income tax purposes. Under rules used by the Internal Revenue Service to determine when borrowed funds are used for the purpose of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of shares.

       Under the federal income tax law, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of exempt shareholders, which include most corporations. Pursuant to the backup withholding provisions of Section 3406 of the Code, distributions of any taxable income and capital gains and proceeds from the redemption of Fund shares may be subject to withholding of federal income tax at the rate of 31% in the case of nonexempt shareholders who fail to furnish the Fund with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law or if the Fund is notified by the Internal Revenue Service or a broker that the number furnished by the shareholder is incorrect or that the shareholder is subject to withholding due to a failure to report all interest and dividend income. Under a special exception, distributions made by the Fund will not be subject to backup withholding if the Fund reasonably estimates that at least 95% of all such distributions will consist of tax-exempt dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld. Corporate shareholders should certify their exempt status in order to avoid possible erroneous application of backup withholding.

       Up to 85% of an individual's social security or tier I railroad retirement benefits may be included in federal taxable income for benefit recipients whose adjusted gross income (including income from tax-exempt sources such as tax-exempt bonds and the Fund) plus 50% of their benefits exceeds certain base amounts. Income from the Fund is still tax-exempt to the extent described in the Prospectus; it is only included in the calculation of whether a recipient's income exceeds certain established amounts.

       Section 147(a) of the Code prohibits exemption from taxation of interest on certain governmental obligations to persons who are "substantial users" (or persons related thereto) of facilities financed by such obligations. The Fund has not undertaken any investigation as the users of the facilities financed by tax-exempt bonds in its portfolio.

       Federal tax legislation enacted in 1986 included several provisions that may affect the supply of, and the demand for, tax-exempt bonds, as well as the tax-exempt nature of interest paid thereon. For example:

    (i) Interest on certain private activity bonds issued after August 15, 1986 (or, in certain cases, on or after September 1, 1986) is generally not exempt from regular tax, although it might have been exempt under prior law. These include bonds the proceeds of which are used to finance sports facilities, convention facilities, industrial parks, and nuclear waste disposal facilities;

    (ii) Interest on all private activity bonds issued on or after August 8, 1986 (or, in certain cases, September 1, 1986) other than qualified Section 501(c)(3) bonds or refundings of bonds originally issued before such dates is subject to the individual or corporate alternative minimum tax;

    (iii) Interest on all tax-exempt bonds, regardless of when issued, constitutes a tax preference item subject to the corporate alternative minimum tax because 50% of the difference between pre-tax adjusted book income and alternative minimum taxable income or 75% of the difference between adjusted current earnings and alternative minimum taxable income is subject to the corporate alternative minimum tax; and

    (iv) Due to the substantial number and range of requirements to be satisfied by tax-exempt bonds in the future, the risk of retroactive revocation of the tax-exempt status of bonds due to acts or omissions on the part of issuers or conduit borrowers after the date of issuance will in general be greater than under prior law but will vary for different types of bonds.

       The foregoing discussion of U.S. federal income tax law relates solely to the application of that law to U.S. persons, i.e., U.S. citizens and residents and U.S. domestic corporations, partnerships, trusts and estates. Each shareholder who is not a U.S. person should consider the U.S. and foreign tax consequences of ownership of shares of the Fund, including the possibility that such a shareholder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on amounts constituting ordinary income received by such persons.

State Taxation

       The Hawaii Department of Taxation, in an opinion letter issued to the Fund, has indicated that income received by the Fund, as a regulated investment company under the Code, and distributed to shareholders who are subject to Hawaii income taxation in compliance with the Code, will be treated for Hawaii income tax purposes in the same manner as though it were received by the shareholders directly from the issuer. The Hawaii income tax treatment of dividends and distributions of the Fund will, therefore, depend on the source of such dividends.

       Hawaii income tax law provides that interest paid with respect to obligations issued by the State of Hawaii, including any political subdivision, agency or instrumentality thereof, shall be treated by Hawaiian recipients thereof as items of interest excludable from income for Hawaii income tax purposes. Hawaii also does not tax interest where prohibited by federal law, as is the case with interest derived from obligations of U.S. possessions, including Puerto Rico, Guam, and the Virgin Islands.

       Therefore, investment income of the Fund derived from Hawaii obligations and obligations of the U.S. Government and certain of its possessions, when distributed to individuals, estates, trusts and corporations subject to Hawaii income taxation, will not be required to be included in the personal or corporate Hawaii income tax of such shareholders. Dividends derived from other sources and capital gains distributions will be taxable to Hawaii shareholders under the Hawaii income tax law.

General

       Each distribution by the Fund is accompanied by a brief explanation of the form and character of the distribution. In January of each year the Fund will issue to each shareholder a statement of the federal income tax status of all distributions, including a statement of the percentage of the prior calendar year's distributions which the Fund has designated as tax exempt, and the percentage of such tax-exempt distributions treated as a tax-preference item for purposes of the alternative minimum tax.

       Shareholders should consult their tax advisers about the application of the provisions of tax law described in this Statement of Additional Information in light of their particular tax situations.

                           TRUSTEES AND OFFICERS

       The Trustees of the Trust serve for an indefinite term. The Trustees are responsible for the overall management of the Fund, including general supervision and review of its investment activities. The Trustees, in turn, elect the officers of the Trust, who are responsible for administering the day-to-day operations of the Trust and the Fund. The addresses of the current Trustees and executive officers are set forth below.

Ernest W. Albrecht - 1010 Wilder Avenue #802, Honolulu, Hawaii  96822.

Gail A. Chew - 50 Bates Street #G, Honolulu, Hawaii  96817.

Ronald E. Kent* - 210 Ward Avenue, Suite 129, Honolulu, Hawaii  96814.

Karen T. Nakamura - 3160 Waialae Avenue, Honolulu, Hawaii  96816.

Dianne J. Qualtrough* - 210 Ward Avenue, Suite 129, Honolulu, Hawaii  96814.

Kim F. Scoggins - 220 South King Street, Suite 1806, Honolulu, Hawaii  96813

David Walker - 4611 Kilauea Avenue, Honolulu, Hawaii  96816.
__________
*   Mr. Kent and Ms. Qualtrough are "interested persons" of the Trust.

    The Trustees of the Fund who are not affiliated with the Fund's Investment Manager receive $100.00 for each meeting attended. The officers of the Fund receive no compensation directly from the Fund for performing the duties of their offices.


    As of November 30, 1996, the Trustees and officers of the Trust as a group owned less than 1% of the outstanding shares of the Fund.

                          MANAGEMENT OF THE FUND

    The following information supplements, and should be read in con unction with, the section in the Fund's prospectus entitled "Management of the Fund".

Investment Manager

    The Investment Manager serves as the Fund's Investment Manager pursuant to an Investment Management Agreement with the Fund which was first approved by the Board of Trustees, including those Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust or the Investment Manager (the "Independent Trustees"), on October 29, 1992, and by a majority of the Fund's outstanding shares at a special meeting of shareholders held on January 7, 1993. The Investment Management Agreement continues in effect if approved annually by (i) the Board of Trustees of the Trust, or (ii) the vote of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act), provided that in either event the continuance also is approved by a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. The Investment Management Agreement was last approved by the Board of Trustees of the Trust, including a majority of the Independent Trustees, on October 31, 1996. The Investment Management Agreement is terminable without penalty on 60 days' written notice, by the Board of Trustees of the Trust, by vote of the holders of a majority of the Fund's shares, or by the Investment Manager.
The Investment Management Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

    The Investment Management Agreement provides that the Investment Manager will not be liable to the Trust or any shareholder for any act or omission in connection with its services to the Trust, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties under the Agreement.

    The Investment Manager, Leahi Management Company, Inc., is a Hawaii corporation. Ronald E. Kent is the principal shareholder and President of the Investment Manager. Dianne J. Qualtrough is the Vice President of the Investment Manager and Portfolio Manager of the Fund.

    The use of the name "Leahi" by the Trust and the Fund is pursuant to a license granted by the Investment Manager, and in the event the Investment Management Agreement with the Fund is terminated, the Investment Manager has reserved the right to require the Trust to amend its Declaration of Trust to remove the reference to the name "Leahi" and to cease using such name in the name of the Fund.

    For the fiscal year ended September 30, 1994, the Investment Manager was paid $219,675, no part of which was waived. Total expenses paid by the Fund for the fiscal year ended September 30, 1994, amounted to 0.85% of average net assets. For the fiscal year ended September 30, 1995, the Investment Manager was paid $214,800, no part of which was waived. Total expenses paid by the Fund for the fiscal year ended September 30, 1995, amounted to .83% of average net assets. For the fiscal year ended September 30, 1996, the Investment Manager was paid $233,778, no part of which was waived. Total expenses paid by the Fund for the fiscal year ended September 30, 1996, amounted to .85% of average net assets.


                    EXECUTION OF PORTFOLIO TRANSACTIONS

    Under the Investment Management Agreement, the selection of brokers and dealers to execute transactions is made by the Investment Manager in accordance with criteria set forth in the Investment Management Agreement and any directions which the Trustees may give. Since most purchases made by the Fund are principal transactions at net prices, the Fund incurs little or no brokerage commissions. The Fund will not purchase securities on a principal basis from any broker-dealer which is affiliated with the Fund or the Investment Manager.

    The Fund deals directly with the selling or purchasing principal or market maker without incurring charges for the services of a broker on its behalf unless it is determined that a better price or execution may be obtained by utilizing the services of a broker. Purchases from dealers include a spread between the bid and asked price and purchases of portfolio securities from underwriters include a commission or concession paid by the issuer to the underwriter. The Fund seeks to obtain prompt execution of orders at the most favorable net price. Transactions may be directed to dealers for services rendered by such dealers in the execution of orders or in return for the Investment Manager's receipt of special research and statistical information which the Investment Manager may lawfully and appropriately use in its investment advisory capacities. It is not possible to place a dollar value on the special executions or on the research services received by the Investment Manager from dealers effecting transactions in portfolio securities. The allocation of transactions in order to obtain additional research services permits the Investment Manager to supplement its own research and analysis activities and to obtain the views and information of individuals and research staffs of other securities firms. Provided that the best execution is obtained, sales of Fund shares may also be considered as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions. For the fiscal years ended 1994, 1995 and 1996 the Fund paid no brokerage commissions.

    If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by the Investment Manager (or any of its affiliates) are considered at or about the same time, transactions in such securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the Investment Manager, taking into account the respective sizes of the entities and the amount of securities to be purchased or sold. It is possible that in some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases, however, it is possible that the ability to participate in volume transactions and to negotiate lower commissions will be beneficial to the Fund.


              ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

    The Trust reserves the right in its sole discretion (i) to suspend the continued offering of the Fund's shares, (ii) to reject purchase orders in whole or in part when, in the judgment of the Investment Manager, such rejection is in the best interest of the Fund, and (iii) to reduce or waive the minimum for initial and subsequent investments for certain fiduciary accounts or under circumstances where certain economics can be achieved in sales of the Fund's shares.

    Payments to shareholders for shares of the Fund redeemed directly from the Fund will be made as Promptly as possible but no later than seven days after receipt by the Fund's Transfer Agent of the written request in proper form, with the appropriate documentation as stated in the Prospectus, except that the Fund may suspend the right of redemption or postpone the date of payment during any period when (a) trading on the New York Stock Exchange is restricted as determined by the securities and Exchange Commission
("SEC") or such Exchange is closed for other than weekends and holidays;
(b) an emergency exists as determined by the SEC making disposal of portfolio securities or valuation of net assets of the Fund not reasonably practicable; or (c) for such other period as the SEC may permit for the protection of the Fund's shareholders. At various times, the Fund may be requested to redeem its shares for which it has not yet received good payment. In this circumstance, the Fund may delay the mailing of redemption checks until the payment has been collected for the purchase of such shares.

    The Fund intends to pay cash (U.S. dollars) for all shares redeemed, but under abnormal conditions which make payment in cash unwise, the Fund may make payment wholly or partly in securities with a current market value equal to the redemption price. In such case an investor may incur brokerage costs in converting such securities to cash. The Fund has elected to be governed by the provisions of Rule 18f-1 under the 1940 Act, which contains a formula for determining the redemption amounts that must be paid in cash.

    The value of shares on redemption may be more or less than the investor's cost, depending upon the market value of the Fund's portfolio securities at the time of redemption.


                       DETERMINATION OF SHARE PRICE

    As noted in the Prospectus, the net asset value and offering price of shares of the Fund will be determined once daily as of the close of trading on the New York Stock Exchange, on each day such Exchange is open for trading. It is expected that the Exchange will be closed on Saturdays and Sundays and on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day . The Fund does not expect to determine the net asset value of its shares on any day when the Exchange is not open for trading even if there is sufficient trading in its portfolio securities on such days to materially affect the net asset value per share.

    The net asset value per share of the Fund is calculated as follows: all liabilities incurred or accrued are deducted from the valuation of total assets (as described in the Prospectus); the resulting net assets are divided by the number of shares of the Fund outstanding at the time of the calculation and the result (adjusted to the nearest cent) is the net asset value per share.


                  PROMOTION AND MARKETING OF FUND SHARES

    The Fund has adopted a plan (the "Plan"), pursuant to Rule 12b-1 under the 1940 Act, whereby it may reimburse the Investment Manager each month up to a maximum of 0.25% per annum of its average daily net assets for actual expenses incurred in the promotion and marketing of the Fund's shares. The basic terms of the Plan are set forth in the Prospectus.

    The Board of Trustees has determined that a continuous cash flow resulting from the sale of new shares is necessary and appropriate to enable the Fund to meet redemptions and to take advantage of buying opportunities without having to make unwarranted liquidations of portfolio securities. Because the Fund imposes no sales charge, the Board of Trustees determined that it would benefit the Fund to have additional monies available for the promotion and marketing activities undertaken on behalf of the Fund by the Investment
Manager in connection with the continuous sale of the Fund's shares.  The
Board of Trustees, including the Trustees who are not interested persons as defined in the 1940 Act, concluded that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

    The Plan covers not only reimbursements for expenses incurred in the promotion and marketing activities with respect to the Fund's shares, but also payments pursuant to the Investment Management Agreement and Distribution Agreement and any other payments made by the Fund in the ordinary course of its business to the extent such payments, although primarily intended to cover operational and not promotion-related activities, may be deemed primarily intended to result in the sale of the Fund's shares, within the context of Rule 12b-1 under the 1940 Act. The costs and activities, the payment of which is intended to be within the scope of the Plan if deemed to be primarily intended to result in the sale of the Fund's shares may include, but are not limited to, the costs of preparation and mailing of all required reports and notices to shareholders, prospectuses and proxy materials; all fees and expenses relating to the qualification of the Fund and/or its shares under the Securities Act of 1933 and the 1940 Act; all costs in preparation and mailing of confirmations of shares sold or redeemed, reports of share balances, and responding to telephone or mail inquiries of investors or prospective investors; and payments to financial institutions, advisers, or other firms.

    As stated in the Prospectus, the Plan permits the Investment Manager to receive reimbursement each month for actual expenses incurred in connection with the promotion and marketing of the Fund shares and permits the Investment Manager to include as part of such expenses for which is received reimbursement under the Plan a pro rata portion of its overhead expenses attributable to such activities. These overhead expenses include leases, communications, salaries, training, supplies, photocopying and any other category of the Investment Manager's expenses attributable to the promotion and marketing activities undertaken by the Investment Manager with respect to the Fund's shares.

    To the extent promotion and marketing expenses of the Investment Manager covered by the Plan in any one year are not fully reimbursed because they exceed 0.25% per annum of the Fund's average daily net assets, the Plan permits the Investment Manager to carry forward such expenses (without carrying charge) for a maximum of three years. Reimbursement for expenses under the Plan will be made on a "first -in, first-out" basis. To the extent the amount permitted to be paid under the Plan exceeds the Investment Manager's reimbursable expenses (including those carried forward from prior years), the amount receivable by the Investment Manager under the Plan will be reduced for that year so as not to exceed the level of Investment Manager's actual expenses.

    The Plan was last renewed for the an additional year on October 31, 1996, and must be renewed annually by the Board of Trustees, including a majority of the Independent Trustees, cast in person at a meeting called for that purpose. It is also required that the selection and nomination of such Trustees who are not interested persons (should any election be necessary) be made by the current Trustees who are not interested persons. The Plan and any marketing or service agreement entered into pursuant to the Plan may be terminated at any time, without any penalty, on 60 days' written notice, by such Trustees, by the Investment Manager, or by vote of a majority of the Fund's outstanding shares (as defined in the 1940 Act). Any dealer or other firm which enters into a marketing or service agreement pursuant to the Plan may also terminate such marketing or services agreement at any time upon written notice to the other party. The Plan will terminate automatically upon termination of the Investment Management Agreement.

    The Plan and any related marketing or service agreement may not be amended to increase materially the amount spent for promotion and marketing without approval by a majority of the Fund's outstanding shares, and all such material amendments to the Plan or any related marketing or service agreement also must be approved by the Trustees who are not interested persons, cast in person at a meeting called for the purpose of voting on any such amendment.

    The Investment Manager is required to report in writing to the Trustees at least quarterly on the amounts and purpose of any payment made under the Plan and any related marketing or service agreement, as well as to furnish the Trustees with such other information as may reasonably be requested in order to enable the Trustees to make an informed determination of whether the Plan should be continued.

    For the fiscal year ended September 30, 1996, the expenses incurred by the Investment Manager which were reimbursable by the Fund pursuant to the Plan were:


Advertising                        $    2,250
Distribution                            6,070
Printing                                  416
Promotion and Marketing                   560

                    Total          $    9,296

          Reimbursements of $10,791 and $17,617 were made by the Fund to the Investment Manager for 1993 and 1994 carry forwards stated under the Plan. The Investment Manager carried forward $15,800 from the 1995 fiscal year, as permitted under the Plan.

Distribution Agreement

          The Fund has entered into a Distribution Agreement with Linsco/ Private Ledger Corp. (the "Distributor") which provides that the Distributor is the principal distributor of the shares of the Fund. The Agreement is renewable annually by the Trust's Board of Trustees or by vote of a majority of the Fund's outstanding shares, and in either event by vote of a majority of the Trustees who are not interested persons of the Distributor or the Trust. The Agreement may be terminated on 60 days' notice by either party, and is automatically terminated upon assignment.

          The Distributor is responsible for certain of the expenses of distribution of the Fund's shares, including advertising expenses, costs of printing sales material and prospectuses used to offer shares to the public, and expenses of preparing and printing amendments to the Trust's registration statement necessitated solely by the activities of the Distributor. These expenses may be paid or reimbursed by the Investment Manager, and are included in the expenses eligible for reimbursement by the Fund under the Plan.

          The branch office of the Distributor located in Honolulu, Hawaii will be the office primarily responsible for the sale of Fund shares.

          The Distribution Agreement contains provisions with respect to renewal and termination similar to those in the Investment Management Agreement. Pursuant to the Distribution Agreement, the Trust has agreed to indemnify the Distributor to the extent permitted by applicable law against certain liabilities under the Securities Act of 1933.


                            GENERAL INFORMATION

          Investors in the Fund will be informed of the Fund's progress through periodic reports. Financial statements certified by independent public accountants will be submitted to shareholders at least annually.

          The First National Bank of Boston, 150 Royall Street, Canton, Massachusetts 02021, acts as Custodian of the securities and other assets of the Fund. The Custodian does not participate in decisions relating to the purchase and sale of securities by the Fund.

          Tait, Weller & Baker, Two Penn Center, Suite 700, Philadelphia, Pennsylvania 19102, are independent auditors for the Trust.

          Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts 02109, are legal counsel to the Trust and the Fund.

          The shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable as partners for its obligations. However, the Trust's Agreement and Declaration of Trust ("Declaration of Trust") contains an express disclaimer of shareholder liability for acts or obligations of the Trust. The Declaration of Trust also provides for indemnification and reimbursement of expenses out of the Fund's assets for any shareholder held personally liable for obligations of the Fund or Trust. The Declaration of Trust provides that the Trust shall, upon written request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund or Trust and satisfy any judgment thereon. All such rights are limited to the assets of the Fund. The Declaration of Trust further provides that the Trust may maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for the protection of the Trust, its shareholders, trustees, officers, employees and agents to cover possible tort and other liabilities. Furthermore, the activities of the Trust as an investment company as distinguished from an operating company would not likely give rise to liabilities in excess of the Fund's total assets. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance exists and the Fund itself is unable to meet its obligations.

          The Declaration of Trust and Bylaws of the Trust further provide that no officer or Trustee of the Trust will be personally liable for any obligations of the Trust, nor will any officer or Trustee be personally liable to the Trust or its shareholders except by reason of his own bad faith, willful misfeasance, gross negligence in the performance of his duties or reckless disregard of his obligations and duties. With these exceptions, the Declaration of Trust provides that an officer or Trustee of the Trust is entitled to be indemnified against all liabilities and expenses incurred by the officer or Trustee in connection with the defense or disposition of any proceeding in which he may be involved or with which he may be threatened by reason of his being or having been an officer or Trustee.

          The Trust is registered with the SEC as a management investment company. Such registration does not involve supervision of the management or policies of the Fund. The Prospectus of the Fund and this Statement of Additional Information omit certain of the information contained in the Registration Statement filed with the SEC. Copies of such information may be obtained from the SEC upon payment of the prescribed fee.

          As of December 30, 1996, no shareholder of record directly or beneficially owned 5% or more of the outstanding shares of the Fund.


                           FINANCIAL STATEMENTS

          The audited financial statements of the Fund set forth in its Annual Report to Shareholders for the year ended September 30, 1996, filed with the Securities and Exchange Commission, are incorporated herein by reference.
Any person not receiving a copy of the Annual Report with this Statement of Additional Information may call or write to the Trust and obtain a free
copy.  Investment Manager carried forward    $15,800 from the 1995 fiscal
year, as permitted under the Plan.

           APPENDIX DESCRIPTION OF MUNICIPAL SECURITIES RATINGS


          The following paragraphs summarize the descriptions for the rating symbols of municipal securities.

                              Municipal Bonds

Moody's Investors Services:

Aaa: Municipal bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be anticipated are most unlikely to impair the fundamentally strong position of such issues.

Aa: Municipal bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high grade bonds. They are rated lower than Aaa bonds because margins of protection may not be as large or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa.

A: Municipal bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Bbb: Bonds which are rated Bbb are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Conditional Rating: Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operations experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction of elimination of basis of condition.

Rating Refinements: Moody's may apply numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its municipal bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.


Standard & Pool's Corporation:

AAA: Municipal bonds rated AAA are highest grade obligations. They possess the ultimate degree of protection as to principal and interest. The market they move with interest rates, and hence provide the maximum safety on all counts.

AA: Municipal bonds rated AA also qualify as high grade obligations, and in the majority of instances differ from AAA issues only in small degree. Here, too, prices move with the long-term money market.

A: Municipal bonds rated A are regarded as upper medium grade. They have considerable investment strength but are not entirely free from adverse effects of changes in economic and trade conditions. Interest and principal are regarded as safe. They predominantly reflect money rates in their market behaviors, but also to some extent, economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest

     Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.
The investor should exercise his own judgment with respect to such likelihood and risk.

Note: The S&P ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody's:

          Moody's ratings for state and municipal and other short-term obligations will be designated Moody's Investment Grade ("MIG"). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short-term borrowing, while various factors of the first importance in long-term borrowing risk are of lesser importance in the short run. Symbols used will be as follows:

MIG1: Notes are of the best quality enjoying strong protection from established cash flows of funds for their servicing of from established and broad-based access to the market for refinancing, or both.

MIG2: Notes are of high quality, with margins of protections ample, although not so large as in the preceding group.

MIG3: Notes are of favorable quality, with all security elements accounted for, but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

MIG4: Notes are of adequate quality, carrying specific risk but having protection and not being distinctly or predominantly speculative.

Standard & Poor's:

          For municipal note issues due in three years or less the ratings below usually will be assigned. Notes maturing beyond three years will most likely receive a bond rating of the type recited above.

SP1: Issues carrying this designation have a very strong or strong capacity to pay principal and interest. Issues determined to possess overwhelming safety characteristics will be given a "plus" (+) designation.

SP2: Issues carrying this designation have a satisfactory capacity to pay principal and interest.


                             Commercial Paper

Moody's:

          Moody's Commercial Paper ratings, which are also applicable to municipal paper investments permitted to be made by the Trust, are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P1 (Prime-1):  Superior capacity for repayment.

P2 (Prime-2):  Strong capacity for repayment.

P2 (Prime-3):  Acceptable capacity for repayment.


Standard & Poor's:

          S & P ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues within the "A" category are delineated with the numbers 1, 2, and 3 to indicate the relative degree of safety, as follows:

A1: This designation indicates the degree of safety regarding timely payment is very strong A "plus" (+) designation indicates an even stronger likelihood of timely payment

A2: Capacity for timely payment on issues with this designation is strong However, the relative degree of safety is not as overwhelming as for issues designated A-1.

A3: Issues carrying this designation have a satisfactory capacity for timely payment They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations

B: Issues rated "B" are regarded as having only an adequate capacity for timely payment However, such capacity may be damaged by changing conditions or short-term adversities.

          The Commercial Paper Rating is not a recommendation to purchase or sell a security The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of, such information.

November 26, 1996

                                                         FIRST HAWAII
                                                    Municipal Bond Fund
                                                Intermediate Municipal Fund

Dear Shareholders,

1996 has been an exciting year for the First Hawaii family of funds. A slowly growing economy, coupled with low inflaction and reduced government spending led to a rewarding year for municipal bond investors. Additionally, the First Hawaii Municipal Bond Fund received national recognition after being awarded Morningstar's highest rating of 5 stars.

For the year ended September 30, 1996:

      The First Hawaii Municipal Bond Fund had a distribution rate of 5.03% (free from Federal and State of Hawaii taxes). This is a taxable equivalent yield of 8.10% for shareholders in the 31% Federal tax bracket. Net assets grew 5.93% to $54,164,927.

      The First Hawaii Intermediate Municipal Fund had a distribution rate of 4.32% (free from Federal and State of Hawaii taxes). This is a taxable equivalent yield of 6.96% for shareholders in the 31% Federal tax bracket. Net assets grew 39.16% to $6,624,234.

On the following pages you will find our Funds' 1996 Annual report. If you have any questions or would like us to provide information about the Funds to your family or friends, please call us at 988-8088.

We would like to thank you for your business as well as the referrals we've received. It has been our pleasure serving you. As we begin our ninth year, we look forward to providing you with the same high levels of performance and service which you have come to expect.

On behalf of the staff and management of the Funds, I would like to extend to you and your family our very best wishes for a safe and happy holiday season.

Sincerely,

\s\

Terrence KH Lee
President


Ratings as of September 30, 1996. Morningstar proprietary ratings are subject to change every month. Past performance is no guarantee of future results. Morningstar ratings are calculated from the fund's three-, five-, and ten-year average annual returns in excess of 90-day Treasury bill returns with appropriate fee adjustments, and a risk factor that reflects fund performance below 90-day T-bill returns. Morningstar fund returns are adjusted for fees but not sales loads. Ten percent of the funds in an investment category receive five stars, 22.5% receive four stars, 35% receive three stars, 22.5% receive two stars, and 10% receive one star.
There were 1745 funds in the Municipal Bond Fund category for 1 year, 1013 funds in this category for 3 years, and 561 funds in this category for 5 years. The Fund had a ranking of 5 stars and 5 stars for the 3 and 5 year periods ending 9/30/96. Some income may be subject to the Federal alternative minimum tax for certain investors. Some of the fund's fees were waived during this period. If such expenses had been paid by the fund, returns would have been lower.

                           Tait, Weller & Baker



            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors and Shareholders
First Pacific Mutual Fund, Inc.
Honolulu, Hawaii


We have audited the accompanying statements of assets and liabilities of First Hawaii Municipal Bond Fund and First Hawaii Intermediate Municipal
Fund (each a series of shares of First Pacific Mutual Fund, Inc.), including the schedules of investments, as of September 30, 1996, and the related statements of operations for the year then ended, the statements of changes in net assets and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of First Hawaii Municipal Bond Fund and First Hawaii Intermediate Municipal Fund as of September 30, 1996, the results of their operations for the year then ended, the changes in their net assets and the financial highlights for the periods referred to above, in conformity with generally accepted accounting principles.



                                        TAIT, WELLER & BAKER


Philadelphia, Pennsylvania
November 6, 1996

The following two tables, including average annual total return information, were presented as graphs in the annual report to shareholders dated September 30, 1996:

FIRST HAWAII MUNICIPAL BOND FUND AS COMPARED TO THE LEHMAN MUNI
BOND INDEX
       (Comparison of Change in Value of $10,000 Investment)

                        9/1989   9/1990   9/1991   9/1992   9/1993   9/1994   9/1995   9/1996

First Hawaii            10,815   11,233   12,593   13,873   15,415   15,079   16,349   17,268
Municipal Bond Fund

Lehman Muni Bond Index  10,717   11,426   12,848   14,015   15,707   15,442   16,999   18,303


Average Annual Total Return

1 Year           5.62%
5 Years          6.52%
Inception        7.20%


The graph above compares the increase in value of a $10,000 investment in the First Hawaii Muncipal Bond Fund with the performance of the Lehman Muni Bond Index. The objective of the graph is to permit you to compare the performance of the Fund with the current market and to give perspective to market conditions and investments strategies and techniques pursued by the investment manager that materially affected the performance of the Fund. The Lehman Muni Bond Index reflects reinvestment of dividends but not the expenses of the Fund. Past performance is not indicative of future results.

FIRST HAWAII INTERMEDIATE MUNICIPAL FUND AS COMPARED TO
             THE LEHMAN MUNI BOND INDEX
(Comparison of Change in Value of $10,000 Investment)


                                 9/1993   9/1994   9/1995   9/1996

First Hawaii                     10,000   10,072   10,864   11,293
Intermediate Municipal Fund

Lehman Muni Bond Index           10,000   10,070   11,197   11,943


Average Annual Total Return

1 Year           3.95%
Inception        5.58%

The graph above compares the increase in value of a $10,000 investment in the First Hawaii Intermediate Muncipal Fund with the performance of the Lehman Muni Bond Index. The objective of the graph is to permit you to compare the performance of the Fund with the current market and to give perspective to market conditions and investments strategies and techniques pursued by the investment manager that materially affected the performance of the Fund. The Lehman Muni Bond Index reflects reinvestment of dividends but not the expenses of the Fund. Past performance is not indicative of future results.

FIRST HAWAII MUNICIPAL BOND FUND
SCHEDULE OF INVESTMENTS
September 30, 1996


                                                        Value
Par Value                                             (Note 1)
                      HAWAII MUNICIPAL BONDS - 92.08%

          Hawaii County
           General Obligation Bonds - 3.66%
$1,150,000     7.050%,  6/01/01                      $1,259,250
   100,000     6.800%, 12/01/01                         104,000
   565,000     7.200%,  6/01/06                         621,500
                                                      1,984,750

          Hawaii State
           General Obligation Bonds - .94%
   135,000     6.000%, 10/01/08                         142,763
   330,000     7.125%,  9/01/09                         364,237
                                                        507,000

           Airport Systems Revenue Bonds - 5.25%
   400,000     5.125%,  7/01/00                         405,500
   345,000     6.300%,  7/01/01                         366,131
   560,000     7.000%,  7/01/20                         611,800
 1,325,000     7.500%,  7/01/20                       1,460,813
                                                      2,844,244

           Department of Budget & Finance Special
            Purpose Revenue Bonds
            Citizens Utilities Company - .94%
   400,000     7.375%,  11/01/15                        408,876
   100,000     7.375%,   9/01/18                        102,122
                                                        510,998

            Hawaiian Electric Company, Inc. - 4.30%
 1,655,000     7.625%,  12/01/18                      1,789,469
   310,000     7.600%,   7/01/20                        334,025
   200,000     7.600%,   5/01/26                        205,500
                                                      2,328,994

             Kapiolani Hospital - 3.86%
 1,550,000     6.400%,   7/01/13                      1,594,562
   430,000     7.650%,   7/01/19                        493,425
                                                      2,087,987

             Kaiser Permanente Center - 4.08%
 2,150,000     6.250%,   3/01/21                      2,211,812

             Queen's Medical Center Program - 6.69%
   200,000     6.800%,   7/01/00                        211,500
   300,000     5.200%,   7/01/04                        303,375
   540,000     6.900%,   7/01/04                        575,775
   250,000     6.125%,   7/01/11                        272,188
   600,000     6.200%,   7/01/22                        655,500
 1,635,000     5.750%,   7/01/26                      1,604,343
                                                      3,622,681

             St. Francis Medical Center - 3.47%
 1,765,000     6.500%,   7/01/22                      1,879,725

             Wahiawa General Hospital - 6.26%
   230,000     7.125%,   7/01/98                        236,900
 2,985,000     7.500%,   7/01/12                      3,152,906
                                                      3,389,806

           Department of Transportation
             Special Facilities Revenue Bonds - 4.08%
 2,250,000     5.750%,   3/01/13                      2,210,625

           Harbor Capital Improvements Revenue Bonds, Series 1989 - 3.74%
   300,000     5.650%,   7/01/02                        311,250
   100,000     6.200%,   7/01/03                        106,750
   280,000     6.300%,   7/01/04                        301,350
   125,000     7.250%,   7/01/10                        136,563
   260,000     7.250%,   7/01/13                        270,182
   540,000     7.000%,   7/01/17                        584,550
   300,000     6.500%,   7/01/19                        316,875
                                                      2,027,520

           Highway Revenue Bonds, Series 1993 - 2.45%
   200,000     5.000%,   7/01/09                        192,250
   150,000     5.000%,   7/01/11                        142,125
 1,000,000     5.600%,   7/01/14                        995,000
                                                      1,329,375

           Housing Authority
             Single Family Mortgage Purpose Revenue Bonds - 15.18%
   145,000     6.300%,   7/01/99                        149,350
   525,000     8.000%,   7/01/08                        544,688
   390,000     8.000%,   7/01/10                        409,012
   405,000     7.000%,   7/01/11                        425,250
   100,000     5.700%,   7/01/13                         98,125
   590,000     6.900%,   7/01/16                        616,550
   305,000     7.375%,   7/01/16                        313,006
 1,505,000     8.125%,   7/01/17                      1,582,131
   530,000     9.250%,   7/01/17                        538,613
   495,000     8.125%,   7/01/19                        520,369
   455,000     6.750%,   7/01/20                        468,081
   540,000     7.100%,   7/01/24                        564,300
 1,865,000     5.900%,   7/01/27                      1,851,519
   135,000     7.800%,   7/01/29                        141,581
                                                      8,222,575

             Multi-Family Mortgage Purpose Revenue Bonds - 6.50%
    70,000     4.000%,   7/01/97                         69,783
   180,000     4.500%,   1/01/99                        178,875
   200,000     4.800%,   1/01/01                        197,750
   205,000     4.800%,   7/01/01                        203,975
   210,000     4.900%,   1/01/02                        207,375
   215,000     4.900%,   7/01/02                        213,656
 1,000,000     5.700%,   7/01/18                        961,250
 1,500,000     6.100%,   7/01/30                      1,488,750
                                                      3,521,414

             Public Housing Authority Bonds - .35%
   185,000     5.750%,   8/01/00                        189,520

             University Faculty Housing - 4.18%
    90,000     4.350%, 10/01/00                          89,550
   330,000     4.450%, 10/01/01                         327,938
   345,000     4.550%, 10/01/02                         342,412
 1,500,000     5.700%, 10/01/25                       1,505,625
                                                      2,265,525

            Honolulu City & County
               Board of Water Supply - 1.58%
   100,000     5.000%,  7/01/04                         100,750
   750,000     5.800%,  7/01/21                         754,688
                                                        855,438

             General Obligation Bonds - 2.84%
   100,000     7.300%,  7/01/03                         114,250
   200,000     7.350%,  7/01/06                         234,250
   100,000     7.250%,  2/01/08                         107,875
 1,000,000     7.300%,  2/01/09                       1,080,000
                                                      1,536,375

             Halawa Business Park - 1.81%
   170,000     6.300%, 10/15/00                         179,350
   370,000     6.500%, 10/15/02                         398,675
   365,000     6.600%, 10/15/03                         399,675
                                                        977,700

             Housing Authority
               Multi-Family Mortgage Purpose Revenue Bonds - 1.93%
 1,000,000     6.900%,  6/20/35                        1,046,250

             Kauai County
               General Obligation Bonds - 5.02%
   595,000     6.700%,  8/01/97                          609,869
   255,000     6.100%,  2/01/99                          257,076
   300,000     5.100%,  2/01/01                          304,875
   410,000     5.850%,  8/01/07                          428,450
   780,000     5.850%,  8/01/07                          815,100
   295,000     5.900%,  2/01/12                          300,531
                                                       2,715,901

             Maui County
               General Obligation Bonds - 1.54%
   740,000     8.000%,  1/01/01                          834,350

             Water System Revenue - 1.43%
   315,000     5.850%, 12/01/00                          332,325
   400,000     6.600%, 12/01/07                          440,500
                                                         772,825
              Total Hawaii Municipal Bonds            49,873,390

                    PUERTO RICO MUNICIPAL BONDS - 5.00%
             Puerto Rico Commonwealth
               Electric Power Authority Revenue Bonds - .73%
   100,000      7.125%,  7/01/14                         108,750
   100,000      7.125%,  7/01/14                         108,750
   110,000      7.125%,  7/01/14                         117,837
    55,000      7.125%,  7/01/14                          58,919
                                                         394,256

             General Obligation Bonds - .14%
    70,000      7.750%,  7/01/13                          75,688

             Housing Finance Corp.
               Multi-Family Mortgage Revenue Bonds - 1.17%
   455,000      7.500%,  4/01/22                         477,181
   150,000      7.650%, 10/15/22                         157,875
                                                         635,056

             Industrial, Medical & Environmental Pollution Control
               Abbott Laboratories - .55%
   295,000      6.500%,  7/01/09                         296,516

             Baxter Travenol Laboratories - .60%
   300,000      8.000%,  9/01/12                         326,250

             Upjohn Co. Project - 1.66%
   825,000      7.500%, 12/01/23                         898,219

             Public Building Authority
               Health Facilities & Services - .15%
    75,000      7.250%,  7/01/17                          80,156

              Total Puerto Rico Municipal Bonds        2,706,141


                  VIRGIN ISLANDS MUNICIPAL BONDS - .86%
              Virgin Islands
                Port Authority Airport Revenue Bonds - .64%
   325,000      8.100%, 10/01/05                         346,531

              Public Finance Authority, Series A - .22%
   100,000      7.300%, 10/01/18                         121,375

               Total Virgin Islands Municipal Bonds      467,906

Total Investments (Cost $51,274,306) (a)    97.94%    53,047,437
Other Assets Less Liabilities                2.06      1,117,490

         Net Assets                        100.00%  $ 54,164,927

(a)  Aggregate cost for federal income tax purposes is $51,278,944.

     At September 30, 1996, unrealized appreciation (depreciation) of securities for federal income tax purposes is as follows:

    Gross unrealized appreciation                     $  1,875,398
    Gross unrealized depreciation                         (106,905)

      Net unrealized appreciation                     $  1,768,493

See accompanying notes to financial statements

First Hawaii Intermediate Municipal Fund
Schedule of Investments
September 30, 1996

Par Value                                            Value
                                                    (Note 1)

                    HAWAII MUNICIPAL BONDS - 96.10%
         Hawaii County
           General Obligation Bonds - 4.06%
$  65,000    6.350%,  5/15/01                         $65,093
  100,000    6.800%, 12/01/01                         104,000
  100,000    6.500%,  5/15/06                         100,160
                                                      269,253

         Hawaii State
           General Obligation Bonds - 1.56%
  100,000    5.500%,  7/01/01                         103,625

           Airport Systems Revenue Bonds - 14.75%
  500,000    5.125%,  7/01/00                         608,250
  105,000    6.400%,  7/01/02                         113,006
  250,000    5.700%,  7/01/07                         255,625
                                                      976,881

           Department of Budget & Finance Special Purpose Revenue Bonds
            Citizens Utilities Company - 4.62%
  300,000    7.375%,  9/01/18                         306,366

            Kapiolani Hospital - 8.08%
  200,000    5.500%,  7/01/05                         202,500
  290,000    7.650%,  7/01/19                         332,775
                                                      535,275

            Queen's Medical Center Program - 6.25%
  200,000    6.800%,  7/01/00                         211,500
  200,000    5.200%,  7/01/04                         202,250
                                                      413,750

            St. Francis Medical Center - 4.12%
  270,000    5.250%,  7/01/97                         272,730

            Wahiawa General Hospital - 4.51%
  290,000    7.125%,  7/01/98                         298,700

         Harbor Capital Improvements Revenue Bonds, Series 1989 - 4.73%
  200,000    5.650%,   7/01/02                        207,500
  100,000    5.850%,   7/01/02                        105,500
                                                      313,000

           Highway Revenue Bonds, Series 1993 - 3.02%
  200,000    4.800%,   7/01/03                        200,000

           Housing Authority
            Single Family Mortgage Purpose Revenue Bonds - 5.14%
  200,000    6.300%,   7/01/99                        206,000
  130,000    6.800%,   7/01/99                        134,225
                                                      340,225

            Multi-Family Mortgage Purpose Revenue Bonds - 3.99%
  165,000    4.000%,   1/01/97                        164,705
  100,000    4.000%,   7/01/97                         99,690
                                                      264,395

            Public Housing Authority Bonds - 3.09%
  200,000    5.750%,   8/01/00                        204,886

            University Faculty Housing - 3.45%
  230,000    4.350%, 10/01/00                         228,850

           University of Hawaii - 4.32%
            University Revenue Bonds
  280,000    5.450%, 10/01/06                         286,300

         Honolulu City & County
           Board of Water Supply - 4.56%
  300,000    5.000%,   7/01/04                        302,250

           General Obligation Bonds - 1.53%
  100,000    5.000%, 10/01/02                         101,125

           Halawa Business Park - 3.19%
  200,000    6.300%, 10/15/00                         211,000

         Kauai County
           General Obligation Bonds  - 4.57%
  300,000    6.100%,   2/01/99                        302,442

         Maui County
           General Obligation Bonds - 3.23%
  190,000    8.000%,   1/01/01                        214,225

           Water System Revenue - 3.33%
  100,000    6.600%, 12/01/07                         110,125
  100,000    6.700%, 12/01/11                         110,625
                                                      220,750
             Total Hawaii Municipal Bonds           6,366,028


                   PUERTO RICO MUNICIPAL BONDS - 4.01%
         Puerto Rico Commonwealth
           Electric Power Authority Revenue Bonds - 1.48%
   90,000    7.125%,   7/01/14                         97,875

           General Obligation Bonds - 1.50%
   90,000    7.750%,   7/01/17                         99,225

           Housing Finance Corp.
            Single Family Mortgage Revenue Bonds - 1.03%
   65,000    6.150%,   8/01/03                         68,087

             Total Puerto Rico Municipal Bonds        265,187

Total Investments (Cost $6,527,604) (a)    100.11%  6,631,215
Liabilities in Excess of Other Assets        (.11)     (6,976)

         Net Assets                        100.00% $6,624,239


(a)  Aggregate cost for federal income tax purposes is $6,527,604.

  At September 30, 1996, unrealized appreciation (depreciation) of securities for federal income tax purposes is as follows:

     Gross unrealized appreciation                       $   104,933
     Gross unrealized depreciation                            (1,322)

      Net unrealized appreciation                        $   103,611

See accompanying note to financial statements

First Hawaii Municipal Bond Fund
First Hawaii Intermediate Municipal Fund
Statement of Assets and Liabilities
September 30, 1996


ASSETS
 Investments at market value
   (Identified cost $51,274,306
    and $6,527,604, respectively) (Note 1(A))        $53,047,437    $6,631,215
 Cash                                                  1,337,019        95,685
 Interest receivable                                     866,616       103,680
 Receivable for fund shares sold                           -               916
     Total assets                                     55,251,072     6,831,496


LIABILITIES
 Payable for investments purchased                     1,001,350       200,618
 Accrued expenses                                         26,174         3,904
 Distributions payable                                    58,621         2,735
     Total liabilities                                 1,086,145       207,257

NET ASSETS
 (applicable to 4,972,944 and 1,294,198
   shares outstanding, $.01 par value,
    20,000,000 shares authorized)                    $54,164,927    $6,624,239

NET ASSET VALUE, OFFERING AND REPURCHASE PRICE PER SHARE
 ($54,164,927 / 4,972,944 shares)                         $10.89
 ($6,624,239 / 1,294,198 shares)                                         $5.12

NET ASSETS
 At September 30, 1996, net assets consisted of:
   Paid-in capital                                   $52,621,279    $6,505,223
   Accumulated net realized gain (loss) on investments  (229,483)       15,405
   Net unrealized appreciation                         1,773,131       103,611

                                                     $54,164,927    $6,624,239

See accompanying notes to financial statements

First Hawaii Municipal Bond Fund
First Hawaii Intermediate Municipal Fund
Statement of Operations
September 30, 1996

                                               Municipal       Intermediate
                                                 Bond           Municipal
                                                 Fund              Fund
INVESTMENT INCOME
    Interest income                             $3,173,398     $297,127

    Expenses
      Management fee (Note 2)                      265,680       29,311
      Distribution costs (Note 2)                   57,119        4,491
      Transfer agent fees (Note 2)                  47,215       14,400
      Shareholder services (Note 2)                 53,136        5,862
      Accounting fees (Note 2)                      39,222       23,865
      Legal and audit fees                          24,927        4,263
      Printing                                      14,920        1,379
      Custodian fees                                10,311        3,000
      Insurance                                      7,519          767
      Registration fees                              1,599          528
      Directors fees                                   800           -

      Total expenses                               522,448       87,866
      Fee reductions (Note 4)                      (17,405)      (5,365)
      Expenses reimbursed or waived  (Note 2)         -         (38,462)
      Net expenses                                 505,043       44,039
         Net investment income                   2,668,355      253,088


REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
    Net realized gain from security transactions    21,217       17,216
    Increase (decrease) in unrealized appreciation
     of investments                                202,015      (35,876)

          Net gain (loss) on investments           223,232      (18,660)

          Net increase in net assets resulting
             from operations                    $2,891,587     $234,428


See accompanying notes to financial statements


First Hawaii Municipal Bond Fund
Statement of Changes in Net Assets
Years ended September 30, 1996 and 1995

                                                      1996            1995

INCREASE (DECREASE) IN NET ASSETS FROM
  Operations
   Net investment income                                $2,668,355   $2,559,984
   Net realized gain (loss) on investments                  21,217     (264,520)
   Increase in unrealized appreciation of investments      202,015    1,552,334

    Net increase in net assets resulting from operations 2,891,587    3,847,798

  Distributions to shareholders from
   Net investment income
    ($.55 and $.55 per share, respectively)             (2,668,355)  (2,559,984)
   Realized capital gains
    ($.06 per share)                                         -         (393,211)

  Capital share transactions (a)
   Increase (decrease) in net assets resulting
     from capital share transactions                     2,810,813   (1,993,708)

         Total increase (decrease) in net assets         3,034,045   (1,099,105)

NET ASSETS
     Beginning of year                                  51,130,882   52,229,987

     End of year                                       $54,164,927  $51,130,882


(a) Summary of capital share activity follows:


                                      1996                        1995
                                Shares      Value          Shares      Value
Shares sold                     982,410   $10,706,770      857,509   $9,080,787
Shares issued on reinvestment
   of distributions             173,650     1,892,040      200,904    2,110,188
                              1,156,060    12,598,810    1,058,413   11,190,975
Shares redeemed                (900,255)   (9,787,997)  (1,261,140) (13,184,683)

    Net increase (decrease)     255,805    $2,810,813     (202,727) $(1,993,708)


See accompanying notes to financial statements

First Hawaii Intermediate Municipal Fund
Statement of Changes in net assets
Years ended September 30, 1996 and 1995


                                              1996                1995

INCREASE (DECREASE) IN NET ASSETS FROM
  Operations
   Net investment income                     $253,088            $187,328
   Net realized gain (loss) on investments     17,216              (1,811)
   Increase in unrealized appreciation
     of investments                           (35,876)            150,634

       Net increase in net assets resulting
        from operations                       234,428             336,151

   Distributions to shareholders from
      Net investment income ($.22 and $.23
        per share, respectively)             (253,088)           (187,328)

   Capital share transactions (a)
      Increase in net assets resulting from
        capital share transactions          1,882,838           2,164,414

        Total increase in net assets        1,864,178           2,313,237

NET ASSETS
     Beginning of year                      4,760,061           2,446,824

     End of year                           $6,624,239          $4,760,061


(a) Summary of capital share activity follows:



                                       1996                     1995
                                 Shares      Value         Shares      Value
Shares sold                      688,964   $3,522,684      730,169   $3,638,418
Shares issued on reinvestment
          of distributions        43,852      224,869       34,948      176,499
                                 732,816    3,747,553      765,117    3,814,917
Shares redeemed                 (364,169)  (1,864,715)    (329,433)  (1,650,503)

         Net increase            368,647   $1,882,838      435,684    $2,164,414


See accompanying notes to financial statements

First Hawaii Municipal Bond Fund
Financial Highlights
(For a share outstanding throughout the period)


                                         Years ended September 30,


                                         1996      1995      1994      1993      1992
Net asset value
  Beginning of year                     $10.84    $10.62    $11.48    $10.90    $10.47

Income from investment operations
  Net investment income                    .55       .55       .55       .58       .60
  Net gain (loss) on securities
   (both realized and unrealized)          .05       .31      (.80)      .60       .43

  Total from investment operations         .60       .86      (.25)     1.18      1.03

Less distributions
  Dividends from net investment income    (.55)     (.55)     (.55)     (.58)     (.60)
  Distributions from capital gains          -       (.09)     (.06)     (.02)       -
          Total distributions             (.55)     (.64)     (.61)     (.60)     (.60)

  End of year                           $10.89    $10.84    $10.62    $11.48    $10.90

Total return                              5.62%     8.42%    (2.18)%   11.11%    10.16%

Ratios/Supplemental Data
  Net assets, end of period (in 000's)  $54,165  $51,131   $52,230   $57,396   $39,291

  Ratio of expenses to average net assets
     Before expense reimbursements          .98%    1.00%      .97%      .95%      .95%
     After expense reimbursements           .98% (a) .97% (a)  .95%      .95%      .95%

  Ratio of net investment income to average net assets
     Before expense reimbursements         5.03%    5.19%     4.99%     5.21%     5.67%
     After expense reimbursements          5.03%    5.22%     5.01%     5.21%     5.67%

  Portfolio turnover                      15.16%   17.08%    40.22%    27.77%    18.44%


(a) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian agreement were .95% in 1996 and 1995. Prior to 1995, such reductions were reflected in the expense ratios.

See accompanying notes to financial statements

First Hawaii Intermediate Municipal Fund
Financial Highlights
(For a share outstanding throughout the period)


                                                                     Period
                                                                  July 5, 1994*
                                                                       to
                                       Years ended September 30,  September 30,
                                               1996      1995         1994
Net asset value
  Beginning of period                          $5.14     $4.99        $5.00

Income from investment operations
  Net investment income                          .22       .23          .05
  Net gain (loss) on securities (unrealized)    (.02)      .15         (.01)
          Total from investment operations       .20       .38          .04

Less distributions
  Dividends from net investment income          (.22)     (.23)        (.05)

  End of year                                  $5.12     $5.14        $4.99

Total return                                    3.95%     7.86%         .72%

Ratios/Supplemental Data
   Net assets, end of period (in 000's)       $6,624    $4,760       $2,447

   Ratio of expenses to average net assets
      Before expense reimbursements             1.50%     1.90%        4.48% (a)
      After expense reimbursements               .84% (b)  .66% (b)       0% (a)

   Ratio of net investment income to average net assets
      Before expense reimbursements             3.66%     3.39%         .12% (a)
      After expense reimbursements              4.32%     4.63%        4.60% (a)

   Portfolio turnover                          17.76%    10.04%           0%


*    Commencement of operations

(a)  Annualized

(a) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian agreement were .75% and .64% for 1996 and 1995, respectively. Prior to 1995, such reductions were reflected in the expense ratios.

See accompanying notes to financial statements

First Hawaii Municipal Bond Fund
First Hawaii Intermediate Municipal Fund
Notes to Financial Statements
September 30, 1996

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  First Hawaii Municipal Bond Fund and First Hawaii Intermediate Municipal Fund ("Funds") are each a series of shares of First Pacific Mutual Fund, Inc. which is registered under the Investment Company Act of 1940, as a non-diversified open-end management company.

  The investment objective of the Funds is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes consistent with the preservation of capital. The Funds seek to achieve their objective by investing primarily in municipal securities which pay interest that is exempt from federal and Hawaii income taxes.

  The Funds are subject to the risk of price fluctuation of the municipal securities held in its portfolio which is generally a function of the underlying credit rating of an issuer, the maturity length of the securities, the securities' yield, and general economic and interest rate conditions.

  Since the Funds invest primarily in obligations of issuers located in Hawaii, the marketability and market value of these obligations may be affected by certain Hawaiian constitutional provisions, legislative measures, executive orders, administrative regulations, voter initiatives, and other political and economic developments. If any such problems arise, they could adversely affect the ability of various Hawaiian issuers to meet their financial obligation.

  In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

  (A)     SECURITY VALUATION

     Portfolio securities, which are fixed income securities, are valued by an independent pricing service using market quotations, prices provided by market-makers, or estimates of market values obtained from yield data relating to instruments or securities with similar characteristics, in accordance with procedures established in good faith by the Board of Directors. Securities with remaining maturities of 60 days or less are valued on the amortized cost basis as reflecting fair value. All other securities are valued at their fair value as determined in good faith by the Board of Directors.

  (B)     FEDERAL INCOME TAXES

     It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute their taxable income, if any, to their shareholders. Therefore, no federal income tax provision is required.

  (C)     SECURITY TRANSACTIONS, INVESTMENT INCOME AND DISTRIBUTIONS TO
             SHAREHOLDERS

     Security transactions are recorded on the trade date. Interest income is recorded on the accrual basis. Bond discounts and premiums are amortized as required by the Internal Revenue Code. Distributions to shareholders are declared daily and reinvested or paid in cash monthly. Premiums and discounts are amortized in accordance with income tax regulations.


(2)  INVESTMENT MANAGEMENT FEE AND OTHER TRANSACTIONS WITH
AFFILIATES

  First Pacific Management Corporation ("FPMC") provides the Funds with management and administrative services pursuant to a management agreement. In accordance with the terms of the management agreement, FPMC receives compensation at the annual rate of .50% of each Fund's average daily net assets.

  FPMC also provides the Funds with certain clerical, bookkeeping and shareholder services pursuant to a service agreement approved by the Funds' directors. As compensation for these services FPMC receives a fee, computed daily and payable monthly, at an annualized rate of .10% of each Fund's average daily net assets.

  The Funds' distributor, First Pacific Securities ("FPS"), a wholly-owned subsidiary of FPMC, received $57,119 for costs incurred in connection with the sale of First Hawaii Municipal Bond Fund's shares. FPS also received $4,491 for costs incurred with the sale of First Hawaii Intermediate Municipal Fund's shares (See Note 3).

  First Pacific Recordkeeping, ("FPR"), a wholly-owned subsidiary of FPMC, serves as the transfer agent and accounting agent for the Funds.

  For the year ended September 30, 1996, FPMC and FPR voluntarily waived certain management, transfer agent, shareholder services, and accounting fees in the amount of $38,462 for First Hawaii Intermediate Municipal Fund.

   Certain officers and directors of the Funds are also officers of FPMC, FPS and FPR.


(3)  DISTRIBUTION COSTS

  The Funds' Board of Directors, including a majority of the Directors who are not "interested persons" of the Funds, as defined in the Investment Company Act of 1940, adopted a distribution plan pursuant to Rule 12b-1 of the Act. The Plan regulates the manner in which a regulated investment company may assume costs of distributing and promoting the sales of its shares.

  The Plan provides that the Funds may incur certain costs, which may not exceed .25% per annum of the Funds' average daily net assets, for payment to the distributor for items such as advertising expenses, selling expenses, commissions or travel reasonably intended to result in sales of shares of the Funds.


(4)  PURCHASES AND SALES/CUSTODY OF SECURITIES

  Purchases and sales of securities aggregated $10,867,149 and $7,895,674, respectively for the First Hawaii Municipal Bond Fund. Purchases and sales of securities for First Hawaii Intermediate Municipal Fund aggregated $5,639,020 and $3,203,068, respectively. Under an agreement with the Custodian Bank, custodian fees are reduced by credits for cash balances. During the year ended September 30, 1996, such reductions amounted to $17,405 and $5,365 for the First Hawaii Municipal Bond Fund and the First Hawaii Intermediate Municipal Bond Fund, respectively.

INVESTMENT MANAGER
First Pacific Management Corporation
2756 Woodlawn Drive, #6-201
Honolulu, Hawaii 96822

DISTRIBUTOR
First Pacific Management Corporation
2756 Woodlawn Drive, #6-201
Honolulu, Hawaii 96822

CUSTODIAN
Bank of California
San Francisco, California

LEGAL COUNSEL TO FUND
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, Pennsylvania  19103-7098

INDEPENDENT AUDITORS
Tait, Weller & Baker
Two Penn Center Plaza, Suite 700
Philadelphia, Pennsylvania 19102

TRANSFER AGENT
First Pacific Recordkeeping, Inc.
2756 Woodlawn Drive, #6-201
Honolulu, Hawaii 96822

LEGAL COUNSEL TO INVESTMENT MANAGER
Goodsill Anderson Quinn & Stifel
1099 Alakea Street, Suite 1800
Alii Place
Honolulu, Hawaii 96813

FIRST HAWAII MUNICIPAL BOND FUND
SCHEDULE OF INVESTMENTS
March 31, 1997 (Unaudited)


                                                               Value
Par Value                                                     (Note 1)
                         HAWAII MUNICIPAL BONDS (91.33%)
          Hawaii County
                General Obligation Bonds - 3.57%
$1,150,000           7.050%, 6/01/01                        $  1,242,000
   100,000           6.800%, 12/01/01                            102,689
   565,000           7.200%, 6/01/06                             613,025
                                                               1,957,714

          Hawaii State
                General Obligation Bonds - .92%
   135,000           6.000%, 10/01/08                            143,775
   330,000           7.125%, 9/01/09                             358,875
                                                                 502,650

                Airport Systems Revenue Bonds - 5.14%
   400,000           5.125%, 7/01/00                             404,500
   345,000           6.300%, 7/01/01                             364,406
   560,000           7.000%, 7/01/20                             605,500
 1,330,000           7.500%, 7/01/20                           1,448,037
                                                               2,822,443

                Hawaiian Electric Company, Inc. - 4.91%
 1,660,000           7.625%, 12/01/18                          1,776,200
   310,000           7.600%, 7/01/20                             331,700
   200,000           7.600%, 5/01/26                             201,750
   400,000           5.875%, 12/01/26                            386,000
                                                               2,695,650

                Kapiolani Hospital - 3.78%
 1,550,000           6.400%, 7/01/13                           1,581,000
   430,000           7.650%, 7/01/19                             485,900
    10,000           6.875%, 4/01/12                              10,273
                                                               2,077,173

                Kaiser Permanente Center - 4.02%,
 2,150,000           6.250%, 3/01/21                           2,206,438

                Queen's Medical Center Program - 6.54%
   200,000           6.800%, 7/01/00                             209,000
   300,000           5.200%, 7/01/04                             302,625
   540,000           6.900%, 7/01/04                             569,025
   250,000           6.125%, 7/01/11                             269,375
   600,000           6.200%, 7/01/22                             648,750
 1,635,000           5.750%, 7/01/26                           1,592,081
                                                               3,590,856

                St. Francis Medical Center - 3.38%
 1,765,000           6.500%, 7/01/22                           1,855,456

                Wahiawa General Hospital - 6.15%
   230,000           7.125%, 7/01/98                             234,887
 2,985,000           7.500%, 7/01/12                           3,141,713
                                                               3,376,600

                Department of Transportation Special
                   Facilities Revenue Bonds - 4.02%
 2,250,000           5.750%, 3/01/13                           2,205,000

          Harbor Capital Improvements Revenue Bonds, Series 1989 - 4.41%
   300,000           5.650%, 7/01/02                             308,625
   100,000           6.200%, 7/01/03                             105,750
   280,000           6.300%, 7/01/04                             298,900
   125,000           7.250%, 7/01/10                             135,312
   305,000           7.250%, 7/01/13                             312,921
   540,000           7.000%, 7/01/17                             578,475
   300,000           6.500%, 7/01/19                             312,750
   400,000           5.500%, 7/01/27                             366,500
                                                               2,419,233

                Highway Revenue Bonds, Series 1993 - 2.39%
   200,000           5.000%, 7/01/09                             191,500
   150,000           5.000%, 7/01/11                             140,063
 1,000,000           5.600%, 7/01/14                             978,750
                                                               1,310,313

                Housing Authority
                   Single Family Mortgage Purpose Revenue Bonds - 15.05%
   145,000           6.300%, 7/01/99                             148,625
   525,000           8.000%, 7/01/08                             542,063
   390,000           8.000%, 7/01/10                             406,088
   405,000           7.000%, 7/01/11                             424,238
   100,000           5.700%, 7/01/13                             100,000
   590,000           6.900%, 7/01/16                             615,075
   305,000           7.375%, 7/01/16                             311,884
 1,505,000           8.125%, 7/01/17                           1,568,962
   530,000           9.250%, 7/01/17                             539,148
   495,000           8.125%, 7/01/19                             516,037
   400,000           6.750%, 7/01/20                             411,000
   540,000           7.100%, 7/01/24                             562,950
 2,015,000           5.900%, 7/01/27                           1,992,350
   115,000           7.800%, 7/01/29                             120,175
                                                               8,258,595

                Multi-Family Mortgage Purpose Revenue Bonds - 6.44%
    70,000           4.000%, 7/01/97                              69,922
   180,000           4.500%, 1/01/99                             179,100
   200,000           4.800%, 1/01/01                             198,250
   205,000           4.800%, 7/01/01                             204,231
   210,000           4.900%, 1/01/02                             207,638
   215,000           4.900%, 7/01/02                             213,925
 1,000,000           5.700%, 7/01/18                             972,500
 1,500,000           6.100%, 7/01/30                           1,490,625
                                                               3,536,191

                Public Housing Authority Bonds - .81%
   185,000           5.750%, 8/01/00                             189,458
   250,000           5.750%, 8/01/04                             255,690
                                                                 445,148

                University Faculty Housing - 4.06%
    90,000           4.350%, 10/01/00                             89,100
   330,000           4.450%, 10/01/01                            325,875
   345,000           4.550%, 10/01/02                            340,256
 1,500,000           5.700%, 10/01/25                          1,475,625
                                                               2,230,856

          Honolulu City & County
                Board of Water Supply - 1.53%
   100,000           5.000%, 7/01/04                             100,125
   750,000           5.800%, 7/01/21                             740,625
                                                                 840,750

                General Obligation Bonds - 3.20%
   100,000           7.300%, 7/01/03                             112,375
   200,000           7.350%, 7/01/06                             231,750
   100,000           7.250%, 2/01/08                             107,250
 1,000,000           7.300%, 2/01/09                           1,073,750
   240,000           5.500%, 9/01/16                             232,200
                                                               1,757,325

                Halawa Business Park - 1.73%
   170,000           6.300%, 10/15/00                            175,950
   370,000           6.500%, 10/15/02                            388,962
   365,000           6.600%, 10/15/03                            387,356
                                                                 952,268

                Housing Authority
                   Multi-Family Mortgage Purpose Revenue Bonds - 1.90%
 1,000,000           6.900%, 6/20/35                           1,045,000

          Kauai County
                General Obligation Bonds - 4.48%
   595,000           6.700%, 8/01/97                             600,635
   300,000           5.100%, 2/01/01                             303,750
   410,000           5.850%, 8/01/07                             429,988
   780,000           5.850%, 8/01/07                             818,025
   295,000           5.900%, 2/01/12                             301,637
                                                               2,454,035

          Maui County
                General Obligation Bonds - 1.50%
   740,000           8.000%, 1/01/01                             823,250

                Water System Revenue - 1.40%
   315,000           5.850%, 12/01/00                            329,175
   400,000           6.600%, 12/01/07                            435,000
                                                                 764,175

                       Total Hawaii Municipal Bonds           50,127,119

                        PUERTO RICO MUNICIPAL BONDS - 4.82%
          Puerto Rico Commonwealth
                Electric Power Authority Revenue Bonds - .71%
   100,000           7.125%, 7/01/14                            107,250
   100,000           7.125%, 7/01/14                            107,250
   110,000           7.125%, 7/01/14                            116,600
    55,000           7.125%, 7/01/14                             58,438
                                                                389,538

                General Obligation Bonds - .14%
    70,000           7.750%, 7/01/13                             74,550

                Housing Finance Corp.
                   Multi-Family Mortgage Revenue Bonds - 1.13%
   450,000           7.500%, 4/01/22                            472,500
   140,000           7.650%, 10/15/22                           146,825
                                                                619,325

                Industrial, Medical & Environmental Pollution Control
                   Abbott Laboratories - .49%
   270,000           6.500%, 7/01/09                            271,374

                   Baxter Travenol Laboratories - .59%
   300,000           8.000%, 9/01/12                            321,750

                   Upjohn Co. Project - 1.62%
   825,000           7.500%, 12/01/23                           887,906

                Public Building Authority
                   Health Facilities & Services - .14%
    75,000           7.250%, 7/01/17                             79,032

                       Total Puerto Rico Municipal Bonds      2,643,475


                      VIRGIN ISLANDS MUNICIPAL BONDS - .84%
          Virgin Islands
                Port Authority Airport Revenue Bonds - .62%
   325,000           8.100%, 10/01/05                           342,469

                Public Finance Authority, Series A - .22%
   100,000           7.3005, 10/01/18                           119,625

                     Total Virgin Islands Municipal Bonds       462,094

     Total Investments (Cost $51,827,726) (a)       96.99%   53,232,688
     Other Assets Less Liabilities                   3.01     1,653,447

      Net Assets                                   100.00%  $54,886,135


 (a) Aggregate cost for federal income tax purposes is $51,827,726.

     At March 31, 1997, unrealized appreciation (depreciation) of securities for federal income tax purposes is as follows:

                        Gross unrealized appreciation        $1,563,218
                        Gross unrealized depreciation          (158,256)

                            Net unrealized appreciation      $1,404,962

See accompanying notes to financial statements

FIRST HAWAII INTERMEDIATE MUNICIPAL FUND
SCHEDULE OF INVESTMENTS
March 31, 1997 (Unaudited)


                                                                Value
Par Value                                                     (Note 1)
                          HAWAII MUNICIPAL BONDS - 89.33%
          Hawaii County
                General Obligation Bonds - 4.23%
 $  65,000           6.350%, 5/15/01                       $     65,087
   100,000           6.800%, 12/01/01                           102,689
   100,000           6.500%, 5/15/06                            100,163
                                                                267,939
          Hawaii State
                General Obligation Bonds - 1.63%
   100,000           5.500%, 7/01/01                            102,875

                Airport Systems Revenue Bonds - 15.35%
   600,000           5.125%, 7/01/00                            606,750
   150,000           6.400%, 7/01/02                            111,694
   250,000           5.700%, 7/01/07                            253,437
                                                                971,881

                Kapiolani Hospital - 9.99%
   100,000           6.650%, 7/01/98                            102,750
   200,000           5.500%, 7/01/05                            201,750
   290,000           7.650%, 7/01/19                            327,700
                                                                632,200

                Queen's Medical Center Program - 6.49%
   200,000           6.800%, 7/01/00                            209,000
   200,000           5.200%, 7/01/04                            201,750
                                                                410,750

                St. Francis Medical Center - 4.28%
   270,000           5.250%, 7/01/97                            270,848

                Wahiawa General Hospital - 4.68%
   290,000           7.125%, 7/01/98                            296,163

            Harbor Capital Improvements Revenue Bonds, Series 1989 - 4.90%
   200,000           5.650%, 7/01/02                            205,750
   100,000           5.850%, 7/01/02                            104,375
                                                                310,125
                Highway Revenue Bonds, Series 1993 - 3.14%
   200,000           4.800%, 7/01/03                            199,000

                Housing Authority
                   Single Family Mortgage Purpose Revenue Bonds - 5.34%
   200,000           6.300%, 7/01/99                            205,000
   130,000           6.800%, 7/01/99                            132,939
                                                                337,939

                Multi-Family Mortgage Purpose  Revenue Bonds - 1.58%
   100,000           4.000%, 7/01/97                             99,889

                Public Housing Authority Bonds - 3.24%
   200,000           5.750%, 8/01/00                            204,820

                University Faculty Housing - 3.60%
   230,000           4.350%, 10/01/00                           227,700

                University of Hawaii - 4.49%
                   University Revenue Bonds
   280,000           5.450%, 10/01/06                           284,200

                Honolulu City & County
                   Board of Water Supply - 4.75%
   300,000           5.000%, 7/01/04                            300,375

                General Obligation Bonds - 1.59%
   100,000           5.000%, 10/01/02                           100,625

                Halawa Business park - 3.27%
   200,000           6.300%, 10/15/00                           207,000

                Maui County
                   General Obligation Bonds - 3.34%
   190,000           8.000%, 1/01/01                            211,375

                Water System Revenue - 3.44%
   100,000           6.600%, 12/01/07                           108,750
   100,000           6.700%, 12/01/11                           109,125
                                                                217,875

                       Total Hawaii Municipal Bonds           5,653,579

                       PUERTO RICO MUNICIPAL BONDS - 3.98%

          Puerto Rico Commonwealth
                Electric Power Authority Revenue Bonds - 1.53%
    90,000           7.125%, 7/01/14                             96,525

                General Obligation Bonds - 1.54%
    90,000           7.750%, 7/01/17                             97,762

                Housing Finance Corp.
                   Single Family Mortgage Revenue Bonds - .91%
    55,000           6.150%, 8/01/03                             57,544

                     Total Puerto Rico Municipal Bonds          251,831

       Total Investments (Cost $5,825,082) (a)      93.31%    5,905,410
       Other Assets Less Liabilities                 6.69       423,263

       Net Assets                                  100.00%   $6,328,673


       (a) Aggregate cost for federal income tax purposes is $5,825,082. At March 31, 1997, unrealized appreciation (depreciation) of securities for federal income tax purposes is as follows:

                        Gross unrealized appreciation         $121,376
                        Gross unrealized depreciation          (41,048)

                            Net unrealized appreciation      $  80,328

See accompanying notes to financial statements

First Hawaii Municipal Bond Fund
First Hawaii Intermediate Municipal Fund
Statement of Assets and Liabilities
March 31, 1997 (Unaudited)


                                                   Municipal       Intermediate
                                                     Bond            Municipal
                                                     Fund               Fund
ASSETS
  Investments at market value
   (Identified cost $51,827,726
     and $5,825,082, respectively) (Note 1 (A))     $53,232,688     $5,905,410
   Cash                                               1,395,881        341,725
   Interest receivable                                  886,059         99,969
   Prepaid expenses                                        -             3,827
         Total assets                                55,514,628      6,350,931


LIABILITIES
   Payable for investments purchased                    370,750           -
   Accrued expenses                                      24,533           -
   Distributions payable                                233,210         22,258
         Total liabilities                              628,493         22,258

NET ASSETS
   (Applicable to 5,070,859 and 1,246,836
     shares outstanding, $.01 par value,
     20,000,000 shares authorized)                  $54,886,135     $6,328,673


NET ASSET VALUE OFFERING AND REPURCHASE PRICE PER SHARE
   ($54,886,135 / 5,070,859 shares)                      $10.82
   ($6,328,673 / 1,246,836 shares)                                       $5.08

NET ASSETS
   At March 31, 1997, net assets consisted of:
     Paid-in capital                                $53,701,099     $6,253,391
     Accumulated net realized loss on investments      (219,926)        (5,046)
     Net unrealized appreciation                      1,404,962         80,328

                                                    $54,886,135     $6,328,673


See accompanying notes to financial statements

First Hawaii Municipal Bond Fund
First Hawaii Intermediate Municipal Fund
Statement of Operations
Six months ended March 31, 1997 (Unaudited)

                                                     Municipal     Intermediate
                                                       Bond          Municipal
                                                       Fund             Fund
INVESTMENT INCOME
   Interest income                                   $1,623,209      $160,715

   Expenses
        Management fee (Note 2)                        137,649         16,046
        Distribution costs (Note 2)                     27,662            -
        Transfer agent fees (Note 2)                    18,068          5,083
        Shareholder services (Note 2)                   27,530          3,209
        Accounting fees (Note 2)                        19,264          5,871
        Legal and audit fees                            14,068          1,904
        Printing                                         7,500            952
        Custodian fees                                   5,300            648
        Insurance                                        6,558            635
        Registration fees                                2,313             -
        Directors fees                                     800             -
        Total expenses                                 266,712         34,348
        Fee reductions (Note 4)                         (5,300)          (648)
        Expenses reimbursed or waived (Note 2)             -           (9,622)
        Net expenses                                   261,412         24,078
            Net investment income                    1,361,797        136,637


REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
   Net realized gain (loss) from security transactions   9,557         (5,046)
   Decrease in unrealized appreciation of investments (368,169)       (23,283)
            Net loss on investments                   (358,612)       (28,329)

            Net increase in net assets resulting
                      from operations               $1,003,185        $108,308


See accompanying notes to financial statements

First Hawaii Municipal Bond Fund
Statement of Changes in Net Assets
Six months ended March 31, 1997 (Unaudited)
Year ended September 30, 1996



                                                1997               1996

INCREASE (DECREASE) IN NET ASSETS FROM
   Operations
     Net investment income                     $1,361,797       $2,668,355
     Net realized gain on investments               9,557           21,217
     Increase in (decrease) in unrealized
         appreciation of investments             (368,169)         202,015
        Net increase in net assets
           resulting from operations            1,003,185        2,891,587

   Distributions to shareholders from
     Net investment income
      ($.27 and $.55 per share, respectively)  (1,361,797)      (2,668,355)

   Capital share transactions (a)
     Increase in net assets resulting
       from capital share transactions          1,079,820        2,810,813

         Total increase in net assets             721,208        3,034,045

NET ASSETS
   Beginning of period                         54,164,927       51,130,882

   End of period                              $54,886,135      $54,164,927


(a) Summary of capital share activity follows:



                                      1997                     1996
                                Shares      Value        Shares      Value

Shares sold                     474,503   $5,199,455     982,410   $10,706,770
Shares issued on reinvestment
       of distributions          73,374      804,682     173,650     1,892,040
                                547,877    6,004,137   1,156,060    12,598,810
Shares redeemed                (449,962)  (4,924,317)   (900,255)   (9,787,997)

         Net increase            97,915   $1,079,820     255,805    $2,810,813


See accompanying notes to financial statements

First Hawaii Intermediate Municipal Fund
Statement of Changes in Net Assets
Six months ended March 31, 1997 (Unaudited)
Year ended September 30, 1996



                                                           1997         1996
INCREASE (DECREASE) IN NET ASSETS FROM
  Operations
    Net investment income                                $136,637     $253,088
    Net realized gain (loss) on investments                (5,046)      17,216
    Decrease in unrealized appreciation of investments    (23,283)     (35,876)
    Net increase in net assets resulting from operations   108,308     234,428

  Distributions to shareholders from
    Net investment income
     ($.11 and $.22 per share, respectively)              (136,637)   (253,088)
    Capital gains ($.01 per share)                         (15,405)       -

  Capital share transactions (a)
    Increase (decrease) in net assets
      resulting from capital share transactions           (251,832)  1,882,838

         Total increase (decrease) in net assets          (295,566)  1,864,178

NET ASSETS
  Beginning of period                                    6,624,239   4,760,061

  End of period                                         $6,328,673  $6,624,239


(a) Summary of capital share activity follows:



                                  1997                     1996
                            Shares     Value         Shares     Value

Shares sold                175,054    $889,978     688,964    $3,522,684
Shares issued on reinvestment
     of distributions       21,519     110,598      43,852       224,869
                           196,573   1,000,576     732,816     3,747,553
Shares redeemed           (243,935) (1,252,408)   (364,169)   (1,864,715)

  Net increase (decrease)  (47,362)  $(251,832)    368,647    $1,882,838


See accompanying notes to financial statements

First Hawaii Muncipal Bond Fund
Financial Highlights
(For a share outstanding throughout the period)


                              Years ended September 30,


                                       1997(b)    1996       1995       1994       1993       1992

Net asset value
  Beginning of year                    $10.89     $10.84     $10.62     $11.48     $10.90     $10.47

Income from investment operations
  Net investment income                   .27        .55        .55        .55        .58        .60
  Net gain (loss) on securities
  (both realized and unrealized)         (.07)       .05        .31       (.80)       .60        .43
  Total from investment operations        .20        .60        .86       (.25)      1.18       1.03

Less distributions
  Dividends from net investment income   (.27)      (.55)      (.55)      (.55)      (.58)      (.60)
  Distributions from capital gains         -          -        (.09)      (.06)      (.02)        -
         Total distributions             (.27)      (.55)      (.64)      (.61)      (.60)      (.60)

  End of year                          $10.82     $10.89     $10.84     $10.62     $11.48     $10.90

Total return                             3.66% (c)  5.62%      8.42%     (2.18)%    11.11%     10.16%

Ratios/Supplemental Data
 Net assets, end of period (in 000's) $54,866    $54,165    $51,131    $52,230    $57,396    $39,291

 Ratio of expenses to average net assets
    Before expense reimbursements         .97% (c)   .98%      1.00%       .97%       .95%       .95%
    After expense reimbursements          .97%(a)(c) .98%(a)    .97%(a)    .95%       .95%       .95%

 Ratio of net investment income to average net assets
    Before expense reimbursements        4.94%(c)   5.03%      5.19%      4.99%      5.21%      5.67%
    After expense reimbursements         4.94%(c)   5.03%      5.22%      5.01%      5.21%      5.67%

 Portfolio turnover                      1.64%     15.16%     17.08%     40.22%     27.77%     18.44%


(a) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian agreement were .95% in 1997, 1996 and 1995. Prior to 1995, such reductions were reflected in the expense ratios.

(b)  Six months ended March 31, 1997 (unaudited).

(c)  Annualized.

See accompanying notes to financial statements

First Hawaii Intermediate Municipal Fund
Financial Highlights
(For a share outstanding throughout the period)



                                       Six Months                 Period
                                         Ended                  July 5, 1994*
                                        March 31 Year ended           to
                                        1997     September 30,  September 30,
                                       (Unaudited)   1996     1995     1994
Net asset value
  Beginning of period                       $5.12    $5.14    $4.99    $5.00

Income from investment operations
  Net investment income                       .11      .22      .23      .05
  Net gain (loss) on securities (unrealized) (.03)    (.02)     .15     (.01)
        Total from investment operations      .08      .20      .38      .04

Less distributions
  Dividends from net investment income       (.11)    (.22)    (.23)    (.05)
  Distribution from capital gains            (.01)      -        -        -
          Total distributions                (.12)    (.22)    (.23)    (.05)

  End of period                             $5.08    $5.12    $5.14    $4.99

Total return                                 3.07%(a) 3.95%    7.86%     .72%

Ratios/Supplemental Data
     Net assets, end of period (in 000's)  $6,329   $6,624   $4,760   $2,447

     Ratio of expenses to average net assets
       Before expense reimbursements         1.07%(a) 1.50%    1.90%    4.48%(a)
       After expense reimbursements           .77%(a)(b).84%(b) .66%(b)    0%(a)

     Ratio of net investment income to average net assets
       Before expense reimbursements         3.94%(a)  3.66%   3.39%     .12%(a)
       After expense reimbursements          4.26%(a)  4.32%   4.63%    4.60%(a)

     Portfolio turnover                      1.64%    17.76%  10.04%       0%



*  Commencement of operations

(a)  Annualized

(b) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian agreement were .75% for 1997 and 1996 and .64% for 1995. Prior to 1995, such reductions were reflected in the expense ratios.

See accompanying notes to financial statements

First Hawaii Municipal Bond Fund
First Hawaii Intermediate Municipal Fund
Notes to Financial Statements
March 31, 1997 (Unaudited)

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   First Hawaii Municipal Bond Fund and First Hawaii Intermediate Municipal Fund ("Funds") are each a series of shares of First Pacific Mutual Fund, Inc. which is registered under the Investment Company Act of 1940, as a non-diversified open-end management company.

   The investment objective of the Funds is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes consistent with the preservation of capital. The Funds seek to achieve their objective by investing primarily in municipal securities which pay interest that is exempt from federal and Hawaii income taxes.

   The Funds are subject to the risk of price fluctuation of the municipal securities held in its portfolio which is generally a function of the underlying credit rating of an issuer, the maturity length of the securities, the securities' yield, and general economic and interest rate conditions.

   Since the Funds invest primarily in obligations of issuers located in Hawaii, the marketability and market value of these obligations may be affected by certain Hawaiian constitutional provisions, legislative measures, executive orders, administrative regulations, voter initiatives, and other political and economic developments. If any such problems arise, they could adversely affect the ability of various Hawaiian issuers to meet their financial obligation.

   In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

   (A)  SECURITY VALUATION

          Portfolio securities, which are fixed income securities, are valued by an independent pricing service using market quotations, prices provided by market-makers, or estimates of market values obtained from yield data relating to instruments or securities with similar characteristics, in accordance with procedures established in good faith by the Board of Directors. Securities with remaining maturities of 60 days or less are valued on the amortized cost basis as reflecting fair value. All other securities are valued at their fair value as determined in good faith by the Board of Directors.

   (B)  FEDERAL INCOME TAXES

          It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute their taxable income, if any, to their shareholders. Therefore, no federal income tax provision is required.

   (C)  SECURITY TRANSACTIONS, INVESTMENT INCOME AND DISTRIBUTIONS TO
           SHAREHOLDERS

          Security transactions are recorded on the trade date. Interest income is recorded on the accrual basis. Bond discounts and premiums are amortized as required by the Internal Revenue Code. Distributions to shareholders are declared daily and reinvested or paid in cash monthly. Premiums and discounts are amortized in accordance with income tax regulations.


(2)     INVESTMENT MANAGEMENT FEE AND OTHER TRANSACTIONS WITH
AFFILIATES

   First Pacific Management Corporation ("FPMC") provides the Funds with management and administrative services pursuant to a management agreement. In accordance with the terms of the management agreement, FPMC receives compensation at the annual rate of .50% of each Fund's average daily net assets.

   The Funds' distributor, First Pacific Securities ("FPS"), a wholly-owned subsidiary of FPMC, received $27,662 for costs incurred in connection with the sale of First Hawaii Municipal Bond Fund's shares (See Note 3).

   First Pacific Recordkeeping, ("FPR"), a wholly-owned subsidiary of FPMC, serves as the transfer agent and accounting agent for the Funds. FPR also provides the Funds with certain clerical, bookkeeping and shareholder services pursuant to a service agreement approved by the Funds' directors. As compensation for these services FPR receives a fee, computed daily and payable monthly, at an annualized rate of .10% of each Fund's average daily net assets.

   For the six months ended March 31, 1997, FPMC and FPR voluntarily waived certain management, transfer agent, shareholder services, and accounting fees in the amount of $9,622 for First Hawaii Intermediate Municipal Fund.

   Certain officers and directors of the Funds are also officers of FPMC, FPS and FPR.


(3) DISTRIBUTION COSTS

   The Funds' Board of Directors, including a majority of the Directors who are not "interested persons" of the Funds, as defined in the Investment Company Act of 1940, adopted a distribution plan pursuant to Rule 12b-1 of the Act. The Plan regulates the manner in which a regulated investment company may assume costs of distributing and promoting the sales of its shares.

   The Plan provides that the Funds may incur certain costs, which may not exceed .25% per annum of the Funds' average daily net assets, for payment to the distributor for items such as advertising expenses, selling expenses, commissions or travel reasonably intended to result in sales of shares of the Funds.


(4) PURCHASES AND SALES/CUSTODY OF SECURITIES

   Purchases and sales of securities aggregated $1,476,633 and $879,338, respectively for the First Hawaii Municipal Bond Fund. Purchases and sales of securities for First Hawaii Intermediate Municipal Fund aggregated $103,701 and $778,225, respectively. Under an agreement with the Custodian Bank, custodian fees are reduced by credits for cash balances. During the six months ended March 31, 1997, such reductions amounted to $5,300 and $648 for the First Hawaii Municipal Bond Fund and the First Hawaii Intermediate Municipal Bond Fund, respectively.

                                   Ward Plaza
                                210 Ward Avenue
                                   Suite 129
                             Honolulu, Hawaii 96814
                                  808/522-7777

October 17, 1996


Dear Shareholder:

The last twelve months have seen a frenzy of stockmarket trading. Time after time the popular averages have made new records, and even experienced investors find it difficult not to be tempted. Unfortunately, market gyrations often divert public attention from traditional fundamentals and intrinsic value, and make it difficult to appreciate quiet (realistic) investment success.

Leahi's primary objective is the same as it has been since our inception: maximum income exemption from federal and Hawaii income taxes consistent with prevention of capital. Our $0.70 dividend in the latest twelve months is just one cent lower than payout over the same period last year, while net asset value of $13.72 is down two cents from the value of the previous year.

Total return for the period was slightly over 5%, composed predominantly of the tax-exempt income component. We have also maintained the high quality of Leahi's investment portfolio. More than 95% of our holdings are in the top three grades of municipal bonds. We will continue to emphasize this quality as we continue to pursue all of the objectives that are important to you.

Does this letter look vaguely familiar? It will might, since it is only slightly modified from our semi-annual report. I hope you will share my satisfaction in a year that was moderately successful and comfortingly uneventful.

Warmest aloha,


\s\

Ronald E. Kent
Chairman, Board of Trustees

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Shareholders and Board of Trustees of Leahi Investment Trust:



We have audited the accompanying statement of assets and liabilities of the Leahi Tax-Free Income Trust (the "Trust"), a series of the Leahi Investment Trust, including the schedule of investments as of September 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation on securities owned as of September 30, 1996, by correspondence with the custodian. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Leahi Tax-Free Income Trust as of September 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with generally accepted accounting principles.


                                                          TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
October 17, 1996

                         LEAHI TAX-FREE INCOME TRUST
                           Schedule of Investments
                              September 30, 1996


    Face                                             S&P             Value
   Amount  Investments                               Rating  Percent (Note 1)
           Municipal Bonds - Hawaii
           Hawaii Country Hawaii General Obligation Bonds AAA  3.2%
$  465,000        7.200%, 06/01/06, FGIC Pre-refunded              $  511,500
   200,000        7.200%, 06/01/05, FGIC Pre-refunded                 220,000
   300,000        5.600%, 05/01/11, FGIC                              303,375
   500,000        5.550%, 05/01/09, FGIC                              507,500


           Hawaii State General Obligation Bonds          AA   4.4%
   100,000        7.200%, 09/01/06, Pre-refunded                      110,625
   100,000        7.125%, 09/01/10, Pre-refunded                      110,375
   125,000        7.000%, 06/01/10, Pre-refunded                      135,625
   150,000        7.000%, 06/01/07, Pre-refunded                      162,750
   300,000        6.250%, 01/01/14                                    314,625
   500,000        6.250%, 01/01/13                                    521,250
   200,000        6.000%, 11/01/10                                    211,000
   500,000        5.700%, 10/01/04                                    525,000


           Hawaii State Airport System Revenue Bonds - AMT AAA  6.8%
 1,095,000        7.500%, 07/01/20, FGIC                            1,207,237
   545,000        7.000%, 07/01/20, FGIC                              595,413
   175,000        7.000%, 07/01/10, FGIC                              192,281
 1,025,000        6.750%, 07/01/21, MBIA                            1,091,625
   150,000        5.800%, 07/01/01, MBIA                              157,313


           Hawaii State Airport System Revenue Bonds - AMT A-   2.5%
   500,000        7.000%, 07/01/18                                   540,000
   200,000        7.000%, 07/01/07                                   218,750
   385,000        6.900%, 07/01/12                                   429,275


           Hawaii State Dept. Budget & Finance             AA+    0.3%
            Citizens Utilities Project 85
   125,000        7.375%, 11/01/15                                   127,718

           Hawaii State Dept. Budget & Finance            AAA    1.2%
            Hawaiian Electric Bonds - AMT
$  275,000        6.550%, 12/01/22, MBIA                          $  291,844
   250,000        6.200%, 05/01/26, MBIA                             256,875


           Hawaii State Dept. Budget & Finance             BBB+   4.1%
            Hawaiian Electric Bonds - AMT
 1,060,000        7.625%, 12/01/18                                 1,146,125
   250,000        7.600%, 07/01/20                                   269,375
   500,000        6.875%, 04/01/12                                   513,705


           Hawaii State Dept. Budget & Finance
            Maui Electric                                 BBB+    0.2%
   100,000        6.875%, 04/04/12                                   102,741


           Hawaii State Dept. Budget & Finance            AA     2.3%
            Kaiser Permanente Medical Refunding Bonds
   850,000        6.500%, 03/01/11                                   889,313
   175,000        6.250%, 03/01/21                                   180,031


           Hawaii State Dept. Budget & Finance            A     7.1%
            Kapiolani Healthcare System
   100,000        6.400%, 07/01/13                                   102,875
 1,285,000        6.300%, 07/01/08                                 1,339,613
   340,000        6.250%, 07/01/21                                   345,100
   600,000        6.200%, 07/01/16                                   609,000
   985,000        6.000%, 07/01/19                                   980,075


           Hawaii State Dept. Budget & Finance           AAA    7.5%
            Kapiolani Hospital Pali Momi Project 9
 3,120,000        7.600%, 07/01/10, Pre-refunded                   3,572,400

          Hawaii State Dept. Budget & Finance-Queens Hospital    AAA    1.2%
$  565,000        6.500%, 07/01/12, FGIC Pre-refunded             $  588,306


           Hawaii State Dept. Budget & Finance-Queens Hospital    AA     2.6%
   750,000        6.000%, 07/01/20                                   758,437
   500,000        5.750%, 07/01/26                                   490,625


           Hawaii State Dept. Budget & Finance   AAA    2.3%
            St. Francis Medical Center
 1,000,000        6.500%, 07/01/22, FGIC                           1,065,000


           Hawaii State Dept. of Transportation Revenue Bonds     A+     1.0%
   500,000        5.750%, 03/01/13                                   491,250


           Hawaii State Harbor Capital Improvement Revenue Bonds  A+     0.5%
   200,000        6.200%, 07/01/08                                   210,250


           Hawaii State Harbor Capital Improvement      AAA       3.6%
            Revenue Bonds - AMT
   390,000        7.250%, 07/01/13, AMBAC                            405,272
   100,000        7.250%, 07/01/10, MBIA                             109,250
   270,000        7.000%, 07/01/17, MBIA                             292,275
   500,000        6.500%, 07/01/19, FGIC                             528,125
   250,000        6.250%, 07/01/15, FGIC                             258,125
   105,000        6.200%, 07/01/03, FGIC                             112,088


           Hawaii State Housing Authority Revenue Bonds AAA       2.6%
 1,250,000        5.900%, 07/01/27                                 1,245,312


           Hawaii State Housing Authority Revenue Bonds  A        3.4%
   225,000        6.900%, 07/01/16                                   235,125
 1,370,000        5.900%, 07/01/27                                 1,354,587

           Housing Finance & Development Corp. Revenue Bonds   N/R       2.1%
            Affordable Rental Housing Program
$1,000,000        6.100%, 07/01/30                                $  992,500


           Honolulu City & County General Obligation Bonds      AA        0.6%
            Resource Recovery Improvement - AMT
   250,000        7.300%, 02/01/10                                   270,000


           Honolulu City & County General Obligation Water Bonds  AA      2.1%
   250,000        7.150%, 06/01/11, Pre-refunded                     274,375
   200,000        7.100%, 06/01/07, Pre-refunded                     219,000
   230,000        6.000%, 12/01/09                                   242,075
   250,000        5.800%, 07/01/16                                   252,500


           Honolulu City & County General Obligation Bond-AMT     AA      0.3%
   150,000        7.250%, 02/01/07                                   162,000


           Honolulu City & County General Obligation Bonds        AA     12.9%
   880,000        7.100%, 10/01/09, Pre-refunded                     942,700
   380,000        7.100%, 10/01/08, Pre-refunded                     407,075
   300,000        6.900%, 12/01/06, Pre-refunded                     330,000
   725,000        6.700%, 08/01/11, Pre-refunded                     797,500
   525,000        6.700%, 08/01/10, Pre-refunded                     577,500
   985,000        6.700%, 08/01/09, Pre-refunded                   1,083,500
   820,000        6.700%, 08/01/08, Pre-refunded                     902,000
   375,000        6.700%, 08/01/05, Pre-refunded                     412,500
   460,000        6.100%, 06/01/12                                   478,975
   200,000        6.000%, 06/01/10                                   207,500


           Honolulu City & County General Obligation Mortgage
            Revenue Bonds                         AAA    0.7%
   325,000        6.800%, 07/01/28, MBIA                             348,969

           Honolulu City & County Housing Bond   AAA    0.4%
            Waipahu Tower - AMT
$  200,000        6.900%, 06/20/35, GNMA                          $  209,250


           Kauai County General Obligation Bonds  AAA    2.4%
   100,000        7.350%, 08/01/05, MBIA Pre-refunded                105,750
   250,000        5.900%, 02/01/10, MBIA                             256,563
   250,000        5.900%, 02/01/11, MBIA                             255,625
   500,000        5.850%, 08/01/07, AMBAC                            522,500


           Maui County General Obligation Bonds   AAA    3.9%
   125,000        7.300%, 03/01/03, Pre-refunded                     132,344
   175,000        6.800%, 12/01/08, AMBAC Pre-refunded               191,844
   250,000        6.800%, 12/01/05, AMBAC Pre-refunded               274,063
   735,000        5.750%, 01/01/12, FGIC                             745,106
   235,000        5.750%, 06/01/13, MBIA                             238,231
   250,000        5.700%, 01/01/09, FGIC                             253,437


           Maui County Board of Water Supply      AAA    0.7%
            General Obligation
   300,000        6.500%, 12/01/06, FGIC Pre-refunded                328,875


           University of Hawaii Board of Regents  AAA    1.7%
            Revenue Bonds - AMBAC
   500,000        5.700%, 10/01/17                                   501,875
   300,000        5.650%, 10/01/16                     __________    301,125

             TOTAL HAWAII                               84.6%     40,153,593

           Municipal Bonds - Puerto Rico
           Puerto Rico Electric Power Authority Revenue Bonds    AAA  0.7%
$  300,000        6.250%, 07/01/17, FSA                           $  313,500


           Puerto Rico Commonwealth Electric Power Bonds         A-   0.3%
   120,000        7.000%, 07/01/07                                   127,950


           Puerto Rico Commonwealth General Obligation Bonds     AAA  1.9%
   100,000        7.300%, 07/01/20, Pre-refunded                     111,625
   100,000        6.250%, 07/01/10, MBIA                             105,750
   405,000        6.000%, 07/01/14, MBIA                             416,137
    45,000        7.125%, 07/01/02, FGIC - Pre-refunded               47,045
   230,000        7.125%, 07/01/02, FGIC                             239,041


           Puerto Rico Commonwealth General Obligation Bonds     A   2.9%
   300,00         6.500%, 07/01/23                                   320,250
   750,000        6.450%, 07/01/17                                   798,750
   250,000        6.250%, 07/01/10                                   260,000


           Puerto Rico Commonwealth Highway Authority Bonds      AAA  0.7%
   100,000        8.000%, 07/01/03, Pre-refunded                     108,500
   200,000        7.750%, 07/01/10, Pre-refunded                     226,250


           Puerto Rico Commonwealth Highway Authority Bonds      A   1.6%
   225,000        6.750%, 07/01/05                                   246,094
   530,000        6.000%, 07/01/20                                   531,987

           Puerto Rico Commonwealth Housing Bonds     AAA    0.6%
            Single Family Mortgage Portfolio - AMT
$  300,000        6.250%, 04/01/29, GNMA                          $  303,750


           Puerto Rico Commonwealth Housing Bonds       AA     0.4%
            Single Family Mortgage Portfolio
   175,000        7.500%, 10/01/15                                   183,969



           Puerto Rico Commonwealth Public Building     AAA          0.6%
            Improvement Bonds
   250,000        7.250%, 07/01/10, Pre-refunded                     278,125


           Puerto Rico Commonwealth Public Building     AAA          1.2%
            Authority - Public Education & Health Facilities
   225,000        7.875%, 07/01/16, Series G, Pre-refunded           236,450
   200,000        7.875%, 07/01/16, Series H, Pre-refunded           210,178
   105,000        7.875%, 07/01/07, Pre-refunded                     110,343


           Puerto Rico Medical & Environmental Center Bonds    AAA  1.0%
   440,000        6.250%, 07/01/24, MBIA                             459,250

           Puerto Rico University Revenue Bonds  A     1.8%
$  840,000        6.500%,  06/01/13                  _________   $  873,600

            TOTAL PUERTO RICO                          13.7%      6,508,544

      TOTAL MUNICIPAL BONDS (Cost: $44,645,481)(a)     98.3%     46,662,137
          Other Assets Less Liabilities                 1.7%        802,417
       TOTAL NET ASSETS                               100.0%    $47,464,554


(a) Aggregate cost for federal income tax purposes is $44,645,481.


At September 30, 1996, unrealized appreciation(depreciation) of securities for federal income tax purposes is as follows:

           Gross unrealized appreciation           $2,127,599
           Gross unrealized depreciation             (110,943)
             Total net unrealized appreciation     $2,016,656



The accompanying notes are an integral part of these financial statements

Leahi Tax-Free Income Trust
Statement of Assets and Liabilities
September 30, 1996

ASSETS:
Investment in securities, at value (cost $44,645,481)     $ 46,662,137
Cash                                                            90,409
Receivables:
     Interest                                                  800,329
     Funds shares sold                                           2,250
     Other assets                                                1,270
     TOTAL ASSETS                                           47,556,395

LIABILITIES:
Payables:
     Accrued expenses                                           28,141
     Dividend distributions                                     63,700
     TOTAL LIABILITIES                                          91,841


NET ASSETS:
     (Applicable to 3,460,706 shares outstanding, $.01 par
      value, unlimited shares authorized.)                $ 47,464,554

NET ASSET VALUE:
     Offering and redemption price
      per share ($47,464,554/3,460,706)                         $13.72

NET ASSETS:
     At September 30, 1996, net assets consisted of:
     Paid-in capital                                      $ 45,466,811
     Accumulated net realized loss on investments              (18,913)
     Net unrealized appreciation                          $ 47,464,554


The accompanying notes are an integral part of these financial statements

Leahi Tax-Free Income Trust
Statement of Operations
September 30, 1996

INVESTMENT INCOME:
     Interest                                               $  2,766,773

EXPENSES:
     Investment manager fee (Note 3)                 233,778
     Custodian fees                                   12,100
     Transfer agent fees                              34,892
     Fund accounting & pricing fees                   49,606
     Legal fees                                        5,339
     Insurance                                        11,684
     Auditing fees                                    14,750
     Trustees fees                                     1,400
     Printing                                          3,277
     Distribution fees (Note 4)                       28,408
     Total expenses                                              395,234

     Fee reductions (Note 6)                                      (5,607)
     Net expenses                                                389,627

     Net investment income                                     2,377,146

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net realized gain from security transactions          53,839

Decrease in unrealized appreciation on investments  (147,240)

Net realized and unrealized loss on investments                   (93,401)

Net increase in net assets resulting from operations        $   2,283,745

The accompanying notes are an integral part of these financial statements

Leahi Tax-Free Income Trust
Statement of Changes in Net Assets


                                                 Year Ended September 30,

                                                     1996         1995
INCREASE IN NET ASSETS
Operations:
  Net investment income                              $ 2,377,146   2,275,664
  Realized gain (loss) from security transactions         53,839     (59,064)
  Increase (decrease) in unrealized
      appreciation on investments                       (147,240)  1,586,371

Net increase in net assets resulting from operations   2,283,745   3,802,971

Distribution to Shareholders:
  Distribution from net investment income
   ($0.70 and $0.71 per share, respectively)          (2,377,146) (2,275,664)

                                                         (93,401)  1,527,307

Trust Share Transactions:

                                   SHARES
                           Year Ended September 30,

                               1996        1995

Purchased by investors        435,555     423,298      6,240,969   5,693,362
Issued through reinvestment
       of distributions       113,340     114,602      1,560,495   1,527,950
Repurchased by Trust         (420,514)   (541,062)    (5,780,506) (7,139,863)
Increase (decrease) in shares and net assets derived from Trust
      share transactions      146,381      (3,162)     2,020,958      81,449

                                                       1,927,557   1,608,756

NET ASSETS
     Beginning of period                              45,536,997  43,928,241
     End of period                                   $47,464,554 $45,536,997

The accompanying notes are an integral part of these financial statements

Leahi Tax-Free Income Trust
Financial Highlights
(For a share outstanding throughout the period)


                                         Years ended September 30,

                                       1996       1995       1994       1993       1992

Net asset value, beginning of period   $13.74     $13.24     $14.42     $13.43     $12.97

INCOME FROM INVESTMENT OPERATIONS
  Net investment income                  0.70       0.71       0.69       0.71       0.74
  Net gain (loss) on securities (both
          realized and unrealized)      (0.02)      0.50      (1.08)      1.03       0.50
  Total from investment operations       0.68       1.21      (0.39)      1.74       1.24

LESS DISTRIBUTIONS
  Dividends from net investment income  (0.70)     (0.71)     (0.69)     (0.71)     (0.74)
  Distributions from capital gains       ---        ---       (0.10)     (0.04)     (0.04)
  Total distributions                   (0.70)     (0.71)     (0.79)     (0.75)     (0.78)

Net asset value, end of period         $13.72     $13.74     $13.24     $14.42     $13.43

Total Return                             5.05%      9.40%     (2.76%)    13.34%      9.83%

RATIOS/SUPPLEMENTAL DATA
 Net assets, end of period (in 000's) $47,465    $45,537    $43,928    $44,628    $30,950
 Ratio of expenses to average net
      assets                             0.85%(a)   0.83%(a)   0.85%      0.98%      1.06%
 Ratio of net investment income to
      average net assets                 5.09%      5.30%      5.04%      5.13%      5.60%
 Portfolio turnover                     17.42%     20.16%     22.05%     12.56%      8.04%


(a) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian agreement were 0.83% and 0.82% for 1996 and 1995, respectively. Prior to 1995, such reductions were reflected in the expense ratios.

The accompanying notes are an integral part of these financial statements

                         LEAHI TAX-FREE INCOME TRUST
                        Notes to Financial Statements
                              September 30, 1996


1. Significant Accounting Policies
    Leahi Tax-Free Income Trust (the "Trust") is a series of Leahi Investment Trust which was organized as a Massachusetts business trust on July 23, 1987. The Trust is an open-end, nondiversified management investment company registered under the Investment Company Act of 1940, as amended. On
October 26, 1987, the Trust's registration statement under the Securities
Act of 1933 became effective. The Trust commenced operations on November 2, 1987.

    The investment object of the Fund is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes consistent with the preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities which pay interest that is exempt from federal and Hawaii income taxes.

    The Fund is subject to the risk of price fluctuation of the municipal securities held in its portfolio which is generally a function of the underlying credit rating of an issuer, the maturity length of the securities, the securities' yield, and general economic and interest rate conditions.

    Since the Fund invests primarily in obligations of issuers located in Hawaii, the marketability and market value of these obligations may be affected by certain Hawaiian constitutional provisions, legislative measures, executive orders, administrative regulations, voter initiatives, and other political and economic developments. If any such problems arise, they could adversely affect the ability of various Hawaiian issuers to meet their financial obligation. The Fund also has a concentration of securities from issuers located in Puerto Rico. Those issues could be affected by similar development within Puerto Rico

  a. Security Valuations:
      Portfolio securities, which are fixed income securities, are valued by an independent pricing service using market quotations, prices provided by market makers, or estimates of market values obtained from yield data relating to instruments or securities with similar characteristics, in accordance with procedures established in good faith by the Board of Trustees. Securities with remaining maturities of sixty days or less are valued on the amortized cost basis as reflecting fair value.

   b. Federal Income Taxes:
      It is the Trust's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute its taxable income, if any, to its shareholders. Therefore, no federal income tax provision is required. At September 30, 1996, the Trust had an unused capital loss carryforward of approximately $18,900 of which $17,300 expires in 2003 and $1,600 expires in 2004.

  c.    Other:
      As is common in the industry, security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Distributions to shareholders are recorded on the ex-dividend date. Interest income and estimated expenses are accrued daily. Premiums and discounts are amortized in accordance with income tax regulations.

2.      Dividend Distributions
     The Trust accrues dividends daily and pays dividends either monthly in cash, or reinvests dividends at the then current net asset value.

3.      Investment Manager Fees
     Leahi Management Company, Inc. serves as the Trust's Investment Manager, and provides portfolio management services, office facilities, executive, administrative, clerical services, and monitors legal regulatory compliance for the Trust. For the services provided under the terms of the Investment Management Agreement, the Investment Manager receives a monthly fee at the annual rate of 1/2 of 1% of the value of the average daily net assets of the Trust.
     All expenses incurred in the operation of the Trust are home by the Trust, however, the Investment Manager has agreed with the Trust that if in any fiscal year, the operating expenses of the Trust exceed 1% of the average annual net assets, the Investment Manager will reduce its fees to the extent necessary to limit the Trust's expense to the maximum allowed.
     Certain officers and trustees of the Trust are also officers and/or directors of Leahi Management Company.

4.      Distribution Fees
     The Trust's Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust, as defined in the Investment Company Act of 1940 (the "Act), have adopted a promotion and marketing plan (the "Plan") pursuant to Rule 12b-1 of the Act. The Plan regulates the manner in which regulated investment companies may assume costs of distributing and promoting the sales of its shares.
     The Plan provides that the Trust incur certain costs which may not exceed 1/4 of 1% of the value of the annual average daily net assets of the Trust for such items as advertisements, sales literature, commissions and other expenses related to the promotion and marketing of the Trust's shares.
    The Plan permits the Investment Manager to carryforward for a maximum of three years (without carrying charge) any unreimbursed promotion and marketing expenses covered by the Plan. Unreimbursed costs as of September 30, 1996 amounted to $25,096.

5.      Purchases and Sales of Securities
     During the year ended September 30, 1996, purchases and sales of securities, other than short-term securities, aggregated $10,191,278 and $7,991,258, respectively.

6.      Custody Fees
     Under an agreement with the custodian bank, custody fees are reduced by credits for cash balances. Such reductions amounted to $5,607 during the year ended September 30, 1996.

                    This page is intentionally left blank.

                    This page is intentionally left blank.

TRUSTEES OF LEAHI INVESTMENT TRUST

                    ERNEST W. ALBRECHT, Honolulu, Hawaii
                      GAIL ANN CHEW, Honolulu, Hawaii
                      RONALD E. KENT, Honolulu, Hawaii
                    KAREN T. NAKAMURA, Honolulu, Hawaii
                   DIANNE J. QUALTROUGH, Honolulu, Hawaii
                     KIM F. SCOGGINS, Honolulu, Hawaii
                     DAVID M. WALKER, Honolulu, Hawaii


                              INVESTMENT MANAGER
                        LEAHI MANAGEMENT COMPANY, INC.
              210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814

                                DISTRIBUTOR
                        LINSCO/PRIVATE LEDGER, CORP.
             210 Ward Avenue, Suite 129, Honolulu, Hawaii 96814

                      DEPOSITORY AND DISBURSING AGENT
                               BANK OF HAWAII
                 Ward Plaza Branch, Honolulu, Hawaii 96814

                                 CUSTODIAN
                     THE FIRST NATIONAL BANK OF BOSTON
               150 Royall Street, Canton, Massachusetts 02021

                               TRANSFER AGENT
                             FPS SERVICES, INC.
                    3200 Horizon Drive, P.O. Box 61503,
                    King of Prussia, Pennsylvania 19406

                                  AUDITORS
                            TAIT, WELLER & BAKER
                  Two Penn Center, Suite 700, Philadelphia
                             Pennsylvania 19102

                           LEGAL COUNSEL TO TRUST
                          SULLIVAN & WORCESTER LLP
                           One Post Office Square
                        Boston, Massachusetts 02109


              This material may be used as sales literature, if
               preceded or accompanied by a current prospectus
                which gives details about charges, investment
               objectives and operating policies of the Trust.

                         LEAHI TAX-FREE INCOME TRUST
                           Schedule of Investments
                                March 31, 1997
                                 (Unaudited)


    Face                                         S&P             Value
   Amount  Investments                         Rating Percent  (Note 1)
           Municipal Bonds - Hawaii
           Hawaii Country Hawaii General Obligation Bonds    AAA  2.1%
$  465,000       7.200%, 06/01/06, FGIC Pre-refunded           $  504,525
   200,000       7.200%, 06/01/05, FGIC Pre-refunded              217,000
   300,000       5.600%, 05/01/11, FGIC                           303,375


           Hawaii State General Obligation Bonds A+     3.2%
   100,000       7.200%, 09/01/06, Pre-refunded                   109,000
   100,000       7.125%, 09/01/10, Pre-refunded                   108,750
   125,000       7.000%, 06/01/10, Pre-refunded                   133,750
   150,000       7.000%, 06/01/07, Pre-refunded                   160,500
   300,000       6.250%, 01/01/14                                 310,875
   500,000       6.250%, 01/01/13                                 517,500
   200,000       6.000%, 11/01/10                                 210,750


           Hawaii State Airport System Revenue Bonds - AMT   AAA  6.7%
 1,095,000       7.500%, 07/01/20, FGIC - AMT                  1,219,400
   545,000       7.000%, 07/01/20, FGIC - AMT                    589,281
   175,000       7.000%, 07/01/10, FGIC - AMT                    190,750
 1,025,000       6.750%, 07/01/21, MBIA - AMT                  1,082,656
   150,000       5.800%, 07/01/01, MBIA                          156,187


           Hawaii State Airport System Revenue Bonds - AMT   A-   2.4%
   500,000       7.000%, 07/01/18 - AMT                          533,750
   200,000       7.000%, 07/01/07 - AMT                          215,750
   385,000       6.900%, 07/01/12 - AMT                          428,793

           Hawaii State Dept. Budget & Finance   AAA    1.5%
            Hawaiian Electric Bonds - AMT
$  275,000       6.550%, 12/01/22, MBIA                       $  284,969
   250,000       6.200%, 05/01/26, MBIA                          252,187
   200,000       5.875%, 12/01/26                                193,000


           Hawaii State Dept. Budget & Finance    BBB+    2.9%
            Hawaiian Electric Bonds - AMT
   250,000       7.600%, 07/01/20                                267,500
 1,060,000       7.625%, 12/01/18                              1,134,200


           Hawaii State Dept. Budget & Finance
            Maui Electric                         BBB+    0.2%
   100,000       6.875%, 04/01/12                                102,731


           Hawaii State Dept. Budget & Finance    AA     2.2%
            Kaiser Permanente Medical Refunding Bonds
   850,000       6.500%, 03/01/11                                885,063
   175,000       6.250%, 03/01/21                                179,593


           Hawaii State Dept. Budget & Finance    A      6.9%
            Kapiolani Healthcare System
   100,000       6.400%, 07/01/13                               102,000
 1,285,000       6.300%, 07/01/08                             1,334,793
   340,000       6.250%, 07/01/21                               341,700
   600,000       6.200%, 07/01/16                               603,000
   985,000       6.000%, 07/01/19                               966,531

           Hawaii State Dept. Budget & Finance   AAA    7.3%
            Kapiolani Hospital Pali Momi Project 9
$3,120,000       7.600%, 07/01/10, Pre-refunded            $  3,517,800


           Hawaii State Dept. Budget & Finance-Queens Hospital    AA   4.2%
   945,000       6.000%, 07/01/20                               953,269
 1,100,000       5.750%, 07/01/26                             1,071,125


           Hawaii State Dept. Budget & Finance     AAA    2.1%
            St. Francis Medical Center
 1,000,000       6.500%, 07/01/22, FGIC                       1,051,250


           Hawaii State Dept. of Transportation Revenue Bonds     A-   1.0%
   500,000       5.750%, 03/01/13                               490,000


           Hawaii State Harbor Capital Improvement Revenue Bonds  A+   0.4%
   200,000       6.200%, 07/01/08                               208,000


           Hawaii State Harbor Capital Improvement      AAA       3.5%
            Revenue Bonds - AMT
   390,000       7.250%, 07/01/13, AMBAC                        400,128
   100,000       7.250%, 07/01/10, MBIA                         108,250
   270,000       7.000%, 07/01/17, MBIA                         289,238
   500,000       6.500%, 07/01/19, FGIC                         521,250
   250,000       6.250%, 07/01/15, FGIC                         256,250
   105,000       6.200%, 07/01/03, FGIC                         111,037

           Hawaii State Housing Authority Revenue Bonds AAA      2.6%
$1,250,000       5.900%, 07/01/27, MBIA                     $ 1,234,375


           Hawaii State Housing Authority Revenue Bonds  A        3.0%
   225,000       6.900%, 07/01/16                               234,563
 1,220,000       5.900%, 07/01/27                             1,207,800


           Housing Finance & Development Corp. Revenue Bonds  N/R 2.1%
            Affordable Rental Housing Program
 1,000,000       6.100%, 07/01/30                            $  993,750


           Honolulu City & County General Obligation Bonds    AA   0.6%
            Resource Recovery Improvement - AMT
   250,000       7.300%, 02/01/10                              267,813


           Honolulu City & County General Obligation Water Bonds  AA  2.0%
   250,000       7.150%, 06/01/11, Pre-refunded                270,625
   200,000       7.100%, 06/01/07, Pre-refunded                216,000
   230,000       6.000%, 12/01/09                              243,225
   250,000       5.800%, 07/01/16                              248,438


           Honolulu City & County General Obligation Bond-AMT     AA  0.3%
   150,000       7.250%, 02/01/07                              161,063


           Honolulu City & County General Obligation Mortgage
            Revenue Bonds                           AAA    0.7%
   325,000       6.800%, 07/01/28, MBIA                        348,563

           Honolulu City & County General Obligation Bonds        AA  12.5%
$  880,000       7.100%, 10/01/09, Pre-refunded             $  930,600
   380,000       7.100%, 10/01/08, Pre-refunded                401,850
   300,000       6.900%, 12/01/06, Pre-refunded                325,875
   725,000       6.700%, 08/01/11, Pre-refunded                787,531
   525,000       6.700%, 08/01/10, Pre-refunded                570,281
   985,000       6.700%, 08/01/09, Pre-refunded              1,069,956
   820,000       6.700%, 08/01/08, Pre-refunded                890,725
   375,000       6.700%, 08/01/05, Pre-refunded                407,344
   460,000       6.100%, 06/01/12                              477,250
   200,000       6.000%, 06/01/10                              207,500


           Honolulu City & County Housing Bond   AAA    0.4%
            Waipahu Tower - AMT
   200,000       6.900%, 06/20/35, GNMA                        209,000


           Kauai County General Obligation Bonds AAA    2.4%
   100,000       7.350%, 08/01/05, MBIA Pre-refunded           104,250
   250,000       5.900%, 02/01/10, MBIA                        256,250
   250,000       5.900%, 02/01/11, MBIA                        255,625
   500,000       5.850%, 08/01/07, AMBAC                       524,375


           Maui County Board of Water Supply     AAA    0.7%
            General Obligation
   300,000       6.500%, 12/01/06, FGIC Pre-refunded            325,125

           Maui County General Obligation Bonds  AAA    3.8%
$  125,000       7.300%, 03/01/03, Pre-refunded              $  130,653
   175,000       6.800%, 12/01/08, AMBAC Pre-refunded           189,438
   250,000       6.800%, 12/01/05, AMBAC Pre-refunded           270,625
   735,000       5.750%, 01/01/12, FGIC                         744,188
   235,000       5.750%, 06/01/13, MBIA                         237,350
   250,000       5.700%, 01/01/09, FGIC                         253,750


           University of Hawaii Board of Regents AAA    2.6%
            Revenue Bonds - AMBAC
  500,000        5.700%, 10/01/17                               493,125
  800,000        5.650%, 10/01/16            __________         789,000

            TOTAL HAWAII                         81.4%       39,408,992

           Municipal Bonds - Puerto Rico
           Puerto Rico Electric Power Authority Revenue Bonds      AAA  0.6%
$  300,000       6.250%, 07/01/17, FSA                       $  310,875


           Puerto Rico Commonwealth Electric Power Bonds    BBB+     0.2%
   120,000       7.000%, 07/01/07                               126,750


           Puerto Rico Commonwealth General Obligation Bonds   AAA  1.4%
   100,000       7.300%, 07/01/20, Pre-refunded                 110,000
    50,000       7.125%, 07/01/02, Pre-refunded                  51,400
   180,000       7.125%, 07/01/02, FGIC                         184,716
   100,000       6.250%, 07/01/10, FGIC                         106,000
   250,000       5.750%, 07/01/14, MBIA                         248,750


          Puerto Rico Commonwealth General Obligation Bonds     A   2.8%
   300,000       6.500%, 07/01/23                               321,375
   750,000       6.450%, 07/01/17                               795,937
   250,000       6.250%, 07/01/10                               259,687


           Puerto Rico Commonwealth Highway Authority Bonds      AAA  0.7%
   100,000       8.000%, 07/01/03, Pre-refunded                 106,750
   200,000       7.750%, 07/01/10, Pre-refunded                 222,750


           Puerto Rico Commonwealth Highway Authority Bonds      A   1.6%
   225,000       6.750%, 07/01/05                               246,094
   630,000       6.000%, 07/01/20                               629,213
   530,000       5.750%, 07/01/18                               514,763

           Puerto Rico Commonwealth Housing Bonds    AAA    0.8%
            Single Family Mortgage Portfolio - AMT
$  360,000       6.250%, 04/01/29, GNMA                      $  364,500


           Puerto Rico Commonwealth Housing Bonds     AA     0.4%
            Multi-Family Mortgage Portfolio
   175,000       7.500%, 10/01/15                               183,312



           Puerto Rico Commonwealth Public Building    AAA    0.6%
            Improvement Bonds
   250,000       7.250%, 07/01/10, Pre-refunded                 274,063


           Puerto Rico Commonwealth Public Building    AAA    2.0
            Authority - Public Education & Health Facilities
   225,000       7.875%, 07/01/16, Series G, Pre-refunded       236,450
   200,000       7.875%, 07/01/16, Series H, Pre-refunded       210,178
   550,000       5.500%, 07/01/25, Series A                     524,562


           Puerto Rico Commonwealth Public Building      A    0.3%
            Authority - Public Education & Health Facilities
   150,000       5.570%, 07/01/15                              147,000


           Puerto Rico Medical & Environmental Center Bonds      AAA  1.9%
   440,000       6.250%, 07/01/24, MBIA                        456,500
   455,000       6.250%, 08/01/32, FHA                         463,531

           Puerto Rico University Revenue Bonds      A     1.1%
$  500,000       6.500%, 06/01/13                  _________$  514,375

          TOTAL PUERTO RICO                           15.7%  7,598,318

    TOTAL MUNICIPAL BONDS (Cost: $45,466,743)(a)    97.1%   47,007,310
         Other Assets Less Liabilities               2.9%    1,383,173
    TOTAL NET ASSETS                               100.0%  $48,390,483


(a) Aggregate cost for federal income tax purposes is $45,466,743.


At March 31, 1997, unrealized appreciation (depreciation) of securities for federal income tax purposes is as follows:

           Gross unrealized appreciation           $1,749,659
           Gross unrealized depreciation             (209,092)
             Total net unrealized appreciation     $1,540,567

The accompanying notes are an integral part of these financial statements

Leahi Tax-Free Income Trust
Statement of Assets and Liabilities
March 31, 1997 (Unaudited)


ASSETS:
Investment in securities, at value (cost $45,466,743)           $ 47,007,310
Cash                                                                 835,094
Receivables:
     Interest                                                        783,552
     Funds shares sold                                                11,409
     Other assets                                                      6,324
     TOTAL ASSETS                                                 48,634,689

LIABILITIES:
Payables:
     Accrued expenses                                                 32,915
     Dividend distributions                                           69,131
     Redemptions                                                     151,161
     TOTAL LIABILITIES                                               253,206

NET ASSETS:
     (Applicable to 3,559,886 shares outstanding,
        $.01 par value, unlimited shares authorized.)           $ 48,390,483

NET ASSET VALUE:
     Offering and redemption price per share
          ($48,390,483/3,559,886)                                     $13.59

NET ASSETS:
     At March 31, 1997, net assets consisted of:
     Paid-in capital                                            $ 46,831,010
     Accumulated net realized loss on investments                     18,906
     Net unrealized appreciation                                   1,540,567
                                                                $ 48,390,483


The accompanying notes are an integral part of these financial statements

Leahi Tax-Free Income Trust
Statement of Operations
Quarter Ended March 31, 1997 (Unaudited)



INVESTMENT INCOME:
     Interest                                                   $  1,418,910

EXPENSES:
     Investment manager fee                           119,659
     Custodian fees                                     2,111
     Transfer agent fees                               13,454
     Fund accounting & pricing fees                    24,155
     Legal fees                                         5,468
     Insurance                                         15,500
     Trustees fees                                      1,000
     Printing                                           2,871
     Miscellaneous                                     15,963

     Total expenses                                                  200,181

     Fee reductions (Note 6)                                          (1,547)
     Net expenses                                                    198,634

     Net investment income                                         1,220,276

NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS:

Net realized gain from security transactions          37,819

Decrease in unrealized appreciation on investments  (476,089)

Net realized and unrealized loss on investments                    (438,270)

Net increase in net assets resulting from operations            $   782,006


The accompanying notes are an integral part of these financial statements

Leahi Tax-Free Income Trust
Statement of Changes in Net Assets





                                                   Six-Months
                                                     Ended       Year Ended
                                                    3/31/97       9/30/96
INCREASE IN NET ASSETS
Operations:
     Net investment income                       $  1,220,276    $ 2,377,146
     Realized gain (loss) from
         security transactions                         37,819         53,839
     Increase (decrease) in unrealized
         appreciation on investments                 (476,089)      (147,240)

Net increase in net assets resulting from operations  782,006      2,283,745

Distribution to Shareholders:
     Distribution from net investment income
     ($0.70 and $0.71 per share, respectively)    (1,220,276)     (2,377,146)

                                                    (438,270)        (93,401)



Trust Share Transactions:

                                    SHARES
                              Six-Months
                                 Ended   Year Ended
                                3/31/97   9/30/96
Purchased by investors          219,350   435,555  3,015,775      6,240,969
Issued through reinvestment
         of distributions        59,985   113,340    825,754      1,560,495
Repurchased by Trust           (180,155) (420,514)(2,477,330)    (5,780,506)
Increase (decrease) in shares and net assets derived from
   Trust share transactions      99,180   146,381  1,364,199      2,020,958
                                                     925,929      1,927,557

NET ASSETS
     Beginning of period                          47,464,554     45,536,997
     End of period                               $48,390,483    $47,464,554



The accompanying notes are an integral part of these financial statements

Leahi Tax-Free Income Trust
Financial Highlights
(For a share outstanding throughout the period)


                                           Six-Months
                                             Ended
                                            3/31/97     Years ended September 30,
                                          (Unaudited)   1996    1995        1994      1993      1992
Net asset value, beginning of period         $13.72    $13.74  $13.24      $14.42    $13.43    $12.97

INCOME FROM INVESTMENT OPERATIONS
     Net investment income                     0.35      0.70    0.71        0.69      0.71      0.74
     Net gain (loss) on securities (both
          realized and unrealized)            (0.13)    (0.02)   0.50       (1.08)     1.03      0.50
     Total from investment operations          0.22      0.68    1.21       (0.39)     1.74      1.24

LESS DISTRIBUTIONS
     Dividends from net investment income     (0.35)    (0.70)  (0.71)      (0.69)    (0.71)    (0.74)
     Distributions from capital gains          ---       ---     ---        (0.10)    (0.04)    (0.04)
     Total distributions                      (0.35)    (0.70)  (0.71)      (0.79)    (0.75)    (0.78)

Net asset value, end of period               $13.59    $13.72   $13.74     $13.24    $14.42    $13.43

Total Return                                  3.20%      5.05%    9.40%(b)  (2.76%)   13.34%     9.83%

RATIOS/SUPPLEMENTAL DATA
     Net assets, end of period (in 000's)   $48,391   $47,465   $45,537   $43,928   $44,628  $30,950
     Ratio of expenses to average net
          assets                               0.83%     0.85%     0.83%(c)  0.85%     0.98%     1.06%
     Ratio of net investment income to
          average net assets                   5.08%     5.09%     5.30%(c)  5.04%     5.13%     5.60%
     Portfolio turnover                        6.83%    17.42%    20.16%    22.05%    12.56%     8.04%


(a) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian agreement were 0.83% and 0.82% for 1996 and 1995, respectively. Prior to 1995, such reductions were reflected in the expense ratios.

The accompanying notes are an integral part of these financial statements

                         LEAHI TAX-FREE INCOME TRUST
                        Notes to Financial Statements
                                March 31, 1997
                                 (Unaudited)

1. Significant Accounting Policies
    Leahi Tax-Free Income Trust (the "Trust") is a series of Leahi Investment Trust which was organized as a Massachusetts business trust on July 23, 1987. The Trust is an open-end, nondiversified management investment company registered under the Investment Company Act of 1940, as amended.
On October 26, 1987, the Trust's registration statement under the Securities Act of 1933 became effective. The Trust commenced operations on November 2, 1987.

    The investment object of the Fund is to provide investors with the maximum level of income exempt from federal and Hawaii income taxes consistent with the preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities which pay interest that is exempt from federal and Hawaii income taxes.

    The Fund is subject to the risk of price fluctuation of the municipal securities held in its portfolio which is generally a function of the underlying credit rating of an issuer, the maturity length of the securities, the securities' yield, and general economic and interest rate conditions.

    Since the Fund invests primarily in obligations of issuers located in Hawaii, the marketability and market value of these obligations may be affected by certain Hawaiian constitutional provisions, legislative measures, executive orders, administrative regulations, voter initiatives, and other political and economic developments. If any such problems arise, they could adversely affect the ability of various Hawaiian issuers to meet their financial obligation. The Fund also has a concentration of securities from issuers located in Puerto Rico. Those issues could be affected by similar development within Puerto Rico

   a. Security Valuations:
      Portfolio securities, which are fixed income securities, are valued by an independent pricing service using market quotations, prices provided by market makers, or estimates of market values obtained from yield data relating to instruments or securities with similar characteristics, in accordance with procedures established in good faith by the Board of Trustees. Securities with remaining maturities of sixty days or less are valued on the amortized cost basis as reflecting fair value.

   b. Federal Income Taxes:
      It is the Trust's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute its taxable income, if any, to its shareholders. Therefore, no federal income tax provision is required. At September 30, 1996, the Trust had an unused capital loss carryforward of approximately
$18,900 of which $17,300 expires in 2003 and $1,600 expires in 2004.

  c.  Other:
       As is common in the industry, security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Distributions to shareholders are recorded on the ex-dividend date. Interest income and estimated expenses are accrued daily. Premiums and discounts are amortized in accordance with income tax regulations.

2.      Dividend Distributions
        The Trust accrues dividends daily and pays dividends either monthly in cash, or reinvests dividends at the then current net asset value.

3.      Investment Manager Fees
        Leahi Management Company, Inc. serves as the Trust's Investment Manager, and provides portfolio management services, office facilities, executive, administrative, clerical services, and monitors legal regulatory compliance for the Trust. For the services provided under the terms of the Investment Management Agreement, the Investment Manager receives a monthly fee at the annual rate of 1/2 of 1% of the value of the average daily net assets of the Trust.
        All expenses incurred in the operation of the Trust are home by the Trust, however, the Investment Manager has agreed with the Trust that if in any fiscal year, the operating expenses of the Trust exceed 1% of the average annual net assets, the Investment Manager will reduce its fees to the extent necessary to limit the Trust's expense to the maximum allowed.
        Certain officers and trustees of the Trust are also officers and/or directors of Leahi Management Company.

4.      Distribution Fees
        The Trust's Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust, as defined in the Investment Company Act of 1940 (the "Act), have adopted a promotion and marketing plan (the "Plan") pursuant to Rule 12b-1 of the Act. The Plan regulates the manner in which regulated investment companies may assume costs of distributing and promoting the sales of its shares.
        The Plan provides that the Trust incur certain costs which may not exceed 1/4 of 1% of the value of the annual average daily net assets of the Trust for such items as advertisements, sales literature, commissions and other expenses related to the promotion and marketing of the Trust's shares.

       The plan permits the Investment Manager to carry forward for a maximum of three years (without carrying charge) any unreimbursed promotion and marketing expenses covered by the plan. Unreimbursed costs as of March 31, 1997 amounted to $29,186.

5.      Purchases and Sales of Securities
        During the year ended March 31, 1997, purchases and sales of securities, other than short-term securities, aggregated $4,049,634 and $3,223,137, respectively.

6.      Custody Fees
        Under an agreement with the custodian bank, custody fees are reduced by credits for cash balances. Such reductions amounted to $1,547 during the six months ended March 31, 1997.

FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF NET ASSETS
March 31, 1997 (Unaudited)

                                                    First   Pro
Leahi       First Hawaii                  Leahi     Hawaii  Forma *  Pro Forma
Par Value   Par Value                     Value     Value   Adjust-   Balance
                                                             ments
                         HAWAII MUNICIPAL BONDS
                 Hawaii County
                  General Obligation Bonds
$    -     $1,150,000  7.050%,6/01/01  $     -    $ 1,242,000 $  -  $ 1,242,000
     -        100,000  6.800%,12/01/01       -        102,689    -      102,689
  465,000     565,000  7.200%,6/01/06     504,925     613,025    -    1,117,950
  200,000        -     7.200%,6/01/05     217,000        -       -      217,000
  300,000        -     5.600%,5/01/11     303,375        -       -      303,375
                                        1,025,300   1,957,714    -    2,983,014

                 Hawaii State
                  General Obligation Bonds
     -        135,000   6.000%,10/01/08      -        143,775    -      143,775
     -        330,000   7.125%,9/01/09       -        358,875    -      358,875
  100,000        -      7.200%,9/01/06    109,000        -       -      109,000
  150,000        -      7.000%,6/01/07    160,500        -       -      160,500
  125,000        -      7.000%,6/01/10    133,750        -       -      133,750
  100,000        -      7.125%,9/01/10    108,750        -       -      108,750
  200,000        -      6.000%,11/01/10   210,750        -       -      210,750
  500,000        -      6.250%,1/01/13    517,500        -       -      517,500
  300,000        -      6.250%,1/01/14    310,875        -       -      310,875
                                        1,551,125     502,650    -    2,053,775

                  Airport Systems Revenue Bonds
     -        400,000   5.125%,7/01/00       -        404,500    -      404,500
     -        345,000   6.300%,7/01/01       -        364,406    -      364,406
  545,000     560,000   7.000%,7/01/20    589,281     605,500    -    1,194,781
1,120,000   1,330,000   7.500%,7/01/20  1,219,400   1,448,037    -    2,667,437
  150,000        -      5.800%,7/01/01    156,188        -       -      156,188
  200,000        -      7.000%,7/01/07    215,750        -       -      215,750
  175,000        -      7.000%,7/01/10    190,750        -       -      190,750
  385,000        -      6.900%,7/01/12    428,794        -       -      428,794
  500,000        -      7.000%,7/01/18    533,750        -       -      533,750
1,025,000        -      6.750%,7/01/21  1,082,656        -       -    1,082,656
                                        4,416,569   2,822,443    -    7,239,012

FIRST HAWAII MUNICIPAL BOND FUND

March 31, 1997 (Unaudited)

                                                   First     Pro
Leahi        First Hawaii                Leahi     Hawaii    Forma * Pro Forma
Par Value    Par Value                   Value     Value     Adjust-  Balance
                                                              ments
                  Hawaiian Electric Company, Inc.
1,060,000    1,660,000  7.625%,12/01/18  1,134,200   1,776,200   -    2,910,400
  250,000      310,000  7.600%,7/01/20     267,500     331,700   -      599,200
  250,000      200,000  6.200%,5/01/26     252,188     201,750   -      453,938
  200,000      400,000  5.875%,12/01/26    193,000     386,000   -      579,000
  500,000         -     6.875%,4/01/12     513,655        -      -      513,655
  275,000         -     6.555%,12/01/22    284,969        -      -      284,969
                                         2,645,512   2,695,650   -    5,341,162

                  Kapiolani Hospital
  100,000    1,550,000  6.400%,7/01/13     102,000   1,581,000   -    1,683,000
     -         430,000  7.650%,7/01/19        -        485,900   -      485,900
     -          10,000  6.875%,4/01/12        -         10,273   -       10,273
1,285,000         -     6.300%,7/01/08   1,334,794        -      -    1,334,794
3,120,000         -     7.600%,7/01/10   3,517,800        -      -    3,517,800
  600,000         -     6.200%,7/01/16     603,000        -      -      603,000
  985,000         -     6.000%,7/01/19     966,531        -      -      966,531
  340,000         -     6.250%,7/01/21     341,700        -      -      341,700
                                         6,865,825   2,077,173   -    8,942,998

                  Kaiser Permanente Center
  175,000    2,150,000  6.250%,3/01/21     179,594   2,206,438   -    2,386,032
  850,000         -     6.500%,3/01/11     885,063        -      -      885,063
                                         1,064,657   2,206,438   -    3,271,095

                  Queen's Medical Center Program
     -         200,000  6.800%,7/01/00        -        209,000   -      209,000
     -         300,000  5.200%,7/01/04        -        302,625   -      302,625
     -         540,000  6.900%,7/01/04        -        569,025   -      569,025
     -         250,000  6.125%,7/01/11        -        269,375   -      269,375
     -         600,000  6.200%,7/01/22        -        648,750   -      648,750
1,100,000    1,635,000  5.750%,7/01/26   1,071,125   1,592,081   -    2,663,206
  945,000         -     6.000%,7/01/20     953,269        -      -      953,269
                                         2,024,394   3,590,856   -    5,615,250

                  St. Francis Medical Center
1,000,000    1,765,000  6.500%,7/01/22   1,051,250   1,855,456   -    2,906,706


FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF NET ASSETS - (Continued)


March 31, 1997 (Unaudited)

                                               First
Leahi      First Hawaii                Leahi   Hawaii   Pro Forma *  Pro Forma
Par Value  Par Value                   Value   Value    Adjustments  Balance
                  Wahiawa General Hospital
     -       230,000    7.125%,7/01/98       -        234,887    -      234,887
     -     2,985,000    7.500%,7/01/12       -      3,141,713    -    3,141,713
                                             -      3,376,600    -    3,376,600

                  Maui Electric
  100,000       -       6.875%,4/01/12    102,731        -       -      102,731

                  Department of Transportation
                    Special Facilities Revenue Bonds
  500,000  2,250,000    5.750%,3/01/13    490,000   2,205,000    -    2,695,000

                  Harbor Capital Improvements Revenue Bonds, Series 1989
     -       300,000    5.650%,7/01/02       -        308,625    -      308,625
  105,000    100,000    6.200%,7/01/03    111,037     105,750    -      216,787
     -       280,000    6.300%,7/01/04       -        298,900    -      298,900
  100,000    125,000    7.250%,7/01/10    108,250     135,312    -      243,562
  390,000    305,000    7.250%,7/01/13    400,128     312,921    -      713,049
  270,000    540,000    7.000%,7/01/17    289,238     578,475    -      867,713
  500,000    300,000    6.500%,7/01/19    521,250     312,750    -      834,000
     -       400,000    5.500%,7/01/27       -        366,500    -      366,500
  200,000       -       6.200%,7/01/08    208,000        -       -      208,000
  250,000       -       6.250%,7/01/15    256,250        -       -      256,250
                                        1,894,153   2,419,233    -    4,313,386

                  Highway Revenue Bonds, Series 1993
     -        200,000   5.000%,7/01/09       -        191,500     -     191,500
     -        150,000   5.000%,7/01/11       -        140,063     -     140,063
     -      1,000,000   5.600%,7/01/14       -        978,750     -     978,750
                                             -      1,310,313     -   1,310,313



FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF NET ASSETS - (Continued)

March 31, 1997 (Unaudited)


                                                First
Leahi     First Hawaii                 Leahi    Hawaii   Pro Forma * Pro Forma
Par Value Par Value                    Value    Value    Adjustments  Balance
                Housing Authority Single Family Mortgage Purpose Revenue Bonds
     -       145,000   6.300%,7/01/99        -       148,625     -      148,625
     -       525,000   8.000%,7/01/08        -       542,063     -      542,063
     -       390,000   8.000%,7/01/10        -       406,088     -      406,088
     -       405,000   7.000%,7/01/11        -       424,238     -      424,238
     -       100,000   5.700%,7/01/13        -       100,000     -      100,000
     -       590,000   6.900%,7/01/16        -       615,075     -      615,075
     -       305,000   7.375%,7/01/16        -       311,884     -      311,884
     -     1,505,000   8.125%,7/01/17        -     1,568,962     -    1,568,962
     -       530,000   9.250%,7/01/17        -       539,148     -      539,148
     -       495,000   8.125%,7/01/19        -       516,037     -      516,037
     -       400,000   6.750%,7/01/20        -       411,000     -      411,000
     -       540,000   7.100%,7/01/24        -       562,950     -      562,950
2,470,000  2,015,000   5.900%,7/01/27   2,442,175  1,992,350     -    4,434,525
     -       115,000   7.800%,7/01/29        -       120,175     -      120,175
  225,000       -      6.900%,7/01/16     234,562       -        -      234,562
                                        2,676,737  8,258,595     -   10,935,332

                  Multi-Family Mortgage Purpose Revenue Bonds
     -        70,000   4.000%,7/01/97        -        69,922     -       69,922
     -       180,000   4.500%,1/01/99        -       179,100     -      179,100
     -       200,000   4.800%,1/01/01        -       198,250     -      198,250
     -       205,000   4.800%,7/01/01        -       204,231     -      204,231
     -       210,000   4.900%,1/01/02        -       207,638     -      207,638
     -       215,000   4.900%,7/01/02        -       213,925     -      213,925
     -     1,000,000   5.700%,7/01/18        -       972,500     -      972,500
1,000,000  1,500,000   6.100%,7/01/30     993,750  1,490,625     -    2,484,375
                                          993,750  3,536,191     -    4,529,941

                  Public Housing Authority Bonds
     -       185,000   5.750%,8/01/00        -       189,458     -      189,458
     -       250,000   5.750%,8/01/04        -       255,690     -      255,690
                                             -       445,148     -      445,148



FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF NET ASSETS - (Continued)


March 31, 1997 (Unaudited)

                                               First
Leahi      First Hawaii               Leahi    Hawaii    Pro Forma * Pro Forma
Par Value  Par Value                  Value    Value    Adjustments   Balance
                  University Faculty Housing
     -         90,000  4.350%,10/01/00       -        89,100      -      89,100
     -        330,000  4.450%,10/01/01       -       325,875      -     325,875
     -        345,000  4.550%,10/01/02       -       340,256      -     340,256
     -      1,500,000  5.700%,10/01/25       -     1,475,625      -   1,475,625
                                             -     2,230,856      -   2,230,856

                  University of Hawaii - Revenue Bonds
  800,000        -     5.650%,10/01/16    789,000       -         -     789,000
  500,000        -     5.700%,10/01/17    493,125       -         -     493,125
                                        1,282,125       -         -   1,282,125

                 Honolulu City & County
                  Board of Water Supply
     -        100,000  5.000%,7/01/04        -       100,125      -     100,125
     -        750,000  5.800%,7/01/21        -       740,625      -     740,625
  200,000        -     7.100%,6/01/07     216,000       -         -     216,000
  230,000        -     6.000%,12/01/09    243,225       -         -     243,225
  250,000        -     7.150%,6/01/11     270,625       -         -     270,625
  250,000        -     5.800%,7/01/16     248,437       -         -     248,437
  325,000        -     6.800%,7/01/28     348,563       -         -     348,563
                                        1,326,850   840,750       -   2,167,600

FIRST HAWAII MUNICIPAL BOND FUND

March 31, 1997 (Unaudited)

                                                First
Leahi       First Hawaii             Leahi      Hawaii  Pro Forma *  Pro Forma
Par Value   Par Value                Value      Value    Adjustments  Balance
                  General Obligation Bonds
     -       100,000  7.300%,7/01/03         -       112,375      -     112,375
     -       200,000  7.350%,7/01/06         -       231,750      -     231,750
     -       100,000  7.250%,2/01/08         -       107,250      -     107,250
     -     1,000,000  7.300%,2/01/09         -     1,073,750      -   1,073,750
     -       240,000  5.500%,9/01/16         -       232,200      -     232,200
  375,000       -     6.700%,8/01/05      407,344       -         -     407,344
  300,000       -     6.900%,12/01/06     325,875       -         -     325,875
  820,000       -     6.700%,8/01/08      890,725       -         -     890,725
  380,000       -     7.100%,10/01/08     401,850       -         -     401,850
  985,000       -     6.700%,8/01/09    1,069,956       -         -   1,069,956
  880,000       -     7.100%,10/01/09     930,600       -         -     930,600
  200,000       -     6.000%,6/01/10      207,500       -         -     207,500
  525,000       -     6.700%,8/01/10      570,281       -         -     570,281
  725,000       -     6.700%,8/01/11      787,531       -         -     787,531
  460,000       -     6.100%,6/01/12      477,250       -         -     477,250
  150,000       -     7.250%,2/01/07      161,062       -         -     161,062
  200,000       -     6.900%,6/20/35      209,000       -         -     209,000
  250,000       -     7.300%,2/01/10      267,813       -         -     267,813
                                        6,706,787  1,757,325      -   8,464,112

                  Halawa Business Park
     -       170,000  6.300%,10/15/00        -       175,950      -     175,950
     -       370,000  6.500%,10/15/02        -       388,962      -     388,962
     -       365,000  6.600%,10/15/03        -       387,356      -     387,356
                                             -       952,268      -     952,268

                  Housing Authority Multi-Family Mortgage Purpose Revenue Bonds
     -     1,000,000  6.900%,6/20/35         -     1,045,000      -   1,045,000



FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF NET ASSETS - (Continued)


March 31, 1997 (Unaudited)

                                                     First   Pro
Leahi     First Hawaii                   Leahi       Hawaii  Forma *  Pro Forma
Par Value  Par Value                     Value       Value Adjustments Balance
                 Kauai County
                  General Obligation Bonds
     -       595,000   6.700%,8/01/97        -        600,635     -     600,635
     -       300,000   5.100%,2/01/01        -        303,750     -     303,750
     -       410,000   5.850%,8/01/07        -        429,988     -     429,988
  500,000    780,000   5.850%,8/01/07     524,375     818,025     -   1,342,400
     -       295,000   5.900%,2/01/12        -        301,637     -     301,637
  100,000       -      7.350%,8/01/05     104,250        -        -     104,250
  250,000       -      5.900%,2/01/10     256,250        -        -     256,250
  250,000       -      5.900%,2/01/11     255,625        -        -     255,625
                                        1,140,500   2,454,035     -   3,594,535

                 Maui County
                  General Obligation Bonds
     -       740,000    8.000%,1/01/01       -        823,250     -     823,250
  125,000       -       7.300%,3/01/03    130,653        -        -     130,653
  250,000       -       6.800%,12/01/05   270,625        -        -     270,625
  175,000       -       6.800%,12/01/08   189,437        -        -     189,437
  250,000       -       5.700%,1/01/09    253,750        -        -     253,750
  735,000       -       5.750%,1/01/12    744,187        -        -     744,187
  235,000       -       5.750%,6/01/13    237,350        -        -     237,350
                                        1,826,002     823,250     -   2,649,252

                  Water System Revenue
     -       315,000    5.850%,12/01/00      -        329,175     -     329,175
     -       400,000    6.600%,12/01/07      -        435,000     -     435,000
  300,000       -       6.500%,12/01/06   325,125        -        -     325,125
                                          325,125     764,175     -   1,089,300
  Total Hawaii Municipal Bonds         39,409,392  50,127,119     -  89,536,511




FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF NET ASSETS - (Continued)


March 31, 1997 (Unaudited)

                                                 First    Pro
Leahi     First Hawaii                   Leahi   Hawaii   Forma *    Pro Forma
Par Value Par Value                      Value   Value Adjustments    Balance
                         PUERTO RICO MUNICIPAL BONDS
                 Puerto Rico Commonwealth
                  Electric Power Authority Revenue Bonds
     -        100,000  7.125%,7/01/14       -      107,250    -        107,250
     -        100,000  7.125%,7/01/14       -      107,250    -        107,250
     -        110,000  7.125%,7/01/14       -      116,600    -        116,600
     -         55,000  7.125%,7/01/14       -       58,438    -         58,438
  120,000        -     7.000%,7/01/07    126,750      -       -        126,750
  300,000        -     6.250%,7/01/17    310,875      -       -        310,875
                                         437,625   389,538    -        827,163

                  General Obligation Bonds
     -         70,000  7.750%,7/01/13       -       74,550    -          74,550
   50,000        -     7.125%,7/01/02     51,000      -       -          51,000
  180,000        -     7.125%,7/01/02    184,716      -       -         184,716
  250,000        -     6.250%,7/01/10    259,687      -       -         259,687
  100,000        -     6.250%,7/01/10    106,000      -       -         106,000
  750,000        -     6.450%,7/01/17    795,938      -       -         795,938
  100,000        -     7.300%,7/01/20    110,000      -       -         110,000
  300,000        -     6.500%,7/01/23    321,375      -       -         321,375
  250,000        -     5.750%,7/01/24    248,750      -       -         248,750
                                       2,077,466    74,550    -       2,152,016

                  Highway Authority
  100,000        -     8.000%,7/01/03    106,750      -       -         106,750
  225,000        -     6.750%,7/01/05    243,844      -       -         243,844
  200,000        -     7.750%,7/01/10    222,750      -       -         222,750
  530,000        -     5.750%,7/01/18    514,762      -       -         514,762
  630,000        -     6.000%,7/01/20    629,213      -       -         629,213
                                       1,717,319      -       -       1,717,319

                  Housing Finance Corp. Multi-Family Mortgage Revenue Bonds
     -        450,000  7.500%,4/01/22       -      472,500    -         472,500
     -        140,000  7.650%,10/15/22      -      146,825    -         146,825
                                            -      619,325    -         619,325


FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF NET ASSETS - (Continued)

March 31, 1997 (Unaudited)

                                                 First   Pro
Leahi      First Hawaii                 Leahi    Hawaii  Forma *    Pro Forma
Par Value  Par Value                    Value    Value  Adjustments  Balance

                  Single Family Mortgage Revenue Bonds
  175,000       -     7.500%,10/01/15   183,312       -       -         183,312
  360,000       -     6.250%,4/01/29    364,500       -       -         364,500
                                        547,812       -       -         547,812

                  Industrial, Medical & Environmental Pollution Control
                    Abbott Laboratories
     -       270,000  6.500%,7/01/09       -       271,374    -         271,374

                  Baxter Travenol Laboratories
     -       300,000  8.000%,9/01/12       -       321,750    -         321,750

                  Upjohn Co. Project
     -       825,000  7.500%,12/01/23      -       887,906    -         887,906

                  Medical and Environmental Center
  440,000       -     6.250%,7/01/24    456,500       -       -         456,500
  455,000       -     6.250%,8/01/32    463,531       -       -         463,531
                                        920,031       -       -         920,031

                  Public Building Authority Health Facilities & Services
     -        75,000  7.250%,7/01/17       -        79,032    -          79,032
  150,000       -     5.750%,7/01/15    147,000       -       -         147,000
  200,000       -     7.875%,7/01/16    205,960       -       -         205,960
  225,000       -     7.875%,7/01/16    231,705       -       -         231,705
  550,000       -     5.500%,7/01/25    524,562       -       -         524,562
                                      1,109,227     79,032    -       1,188,259

                  Public Building Improvements
  250,000       -     7.250%,7/01/10    274,063       -       -         274,063

                  University of Puerto Rico
  500,000       -     6.500%,6/01/13    514,375       -       -         514,375
Total Puerto Rico Municipal Bonds     7,597,918  2,643,475    -      10,241,393



FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF NET ASSETS - (Continued)

March 31, 1997 (Unaudited)

                                                   First   Pro
Leahi      First Hawaii                   Leahi    Hawaii  Forma *    Pro Forma
Par Value  Par Value                      Value    Value   Adjustments Balance
                         VIRGIN ISLANDS MUNICIPAL BONDS

                 Virgin Islands
                  Port Authority Airport Revenue Bonds
     -      325,000   8.100%,10/01/05       -         342,469    -      342,469

                  Public Finance Authority, Series A
     -      100,000   7.300%,10/01/18       -         119,625    -      119,625

Total Virgin Islands Municipal Bonds        -         462,094    -      462,094

Total Investments
   (Cost $97,294,469) (a)    97.06%   47,007,310   53,232,688    -  100,239,998
Cash                          2.16       835,094    1,395,881    -    2,230,975
Other Assets Less Liabilities  .78       548,079      257,566    -      805,645

     Net Assets             100.00%  $48,390,483  $54,886,135   $- $103,276,618

    Shares outstanding                 3,559,886    5,070,859         9,541,607

    Net asset value and
       redemption price per share         $13.59       $10.82            $10.82

(a)  Aggregate cost for federal income tax purposes is $97,294,469.

     At March 31, 1997, unrealized appreciation (depreciation) of securities for federal income tax purposes is as follows:

    Gross unrealized appreciation                       $3,312,877
    Gross unrealized depreciation                         (367,348)

      Net unrealized appreciation                       $2,945,529

    * See Note 2 for pro forma adjustments







See accompanying notes to pro forma financial statements

FIRST HAWAII MUNICIPAL BOND FUND

PRO FORMA STATEMENT OF OPERATIONS


Six months ended March 31, 1997 (Unaudited)


                               Leahi      First Hawaii
                              Tax-Free     Municipal     Pro Forma*    Pro Forma
                            Income Trust   Bond Fund     Adjustments    Balance

INVESTMENT INCOME
  Interest income           $1,418,910     $1,623,209     $     -        $3,042,119

Expenses
  Management fees              119,659        137,649           -           257,308
  Distribution costs            10,886         27,662          7,767         46,315
  Transfer agent fees           13,454         18,068         (8,772)        22,750
  Shareholder services            -            27,530         23,932         51,462
  Accounting fees               24,155         19,264        (23,219)        20,200
  Legal and audit fees          10,045         14,068         (8,613)        15,500
  Printing                       2,871          7,500          3,629         14,000
  Custodian fees                 2,111          5,300            564          7,975
  Insurance                     15,500          6,558        (13,461)         8,597
  Registration fees                500          2,313           -             2,813
  Directors fees                 1,000            800         (1,000)           800

  Total expenses               200,181        266,712        (19,173)       447,720
  Fee reductions                (1,547)        (5,300)        (2,128)        (8,975)

  Net expenses                 198,634        261,412        (21,301)        438,745

    Net investment income    1,220,276      1,361,797         21,301       2,603,374


REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
 Net realized gain
   from security transactions   37,819          9,557           -             47,376
  Decrease in unrealized appreciation
   of investments             (476,089)      (368,169)          -           (844,258)

  Net loss on investments     (438,270)      (358,612)          -           (796,882)

    Net increase in net assets resulting
      from operations         $782,006     $1,003,185        $21,301      $1,806,492


* See Notes 2 for Pro Forma Adjustments

See accompanying notes to pro forma financial statements

  FIRST HAWAII MUNICIPAL BOND FUND

  NOTES TO PRO FORMA FINANCIAL STATEMENTS

  March 31, 1997 (Unaudited)


  (1) PROPOSED REORGANIZATION

  Under the proposed Agreement and Plan of Reorganization, the First Hawaii Municipal Bond Fund ("First Hawaii"), a separate series of First Pacific Mutual Fund, Inc., will acquire all or substantially all of the assets of Leahi Tax-Free Income Trust ("Leahi") in exchange for shares of First Hawaii. The reorganization will be accomplished on a tax-free basis and the exchange ratio will be computed by dividing Leahi's net asset value per share by First Hawaii's net asset value per share on the reorganization date.


(2)   PRO FORMA ADJUSTMENTS

  The pro forma adjustments in the statement of net assets and statement of operations reflect the following:

   A) Recognition of anticipated expense savings and expense increases resulting from economies of scale and contractual agreements.

   B) No pro forma adjustments were necessary in the statement of net assets.

FIRST HAWAII MUNICIPAL BOND FUND

FINANCIAL HIGHLIGHTS

                                     Six Months                                                                      November 23,
                                       Ended                                                                          1988 (c) to
                                      March 31,   Years Ended September 30,
September 30,
                                        1997      1996      1995      1994      1993      1992      1991      1990     1989
Net asset value
 Beginning of year                     $10.89    $10.84    $10.62    $11.48    $10.90    $10.47    $ 9.92   $10.25    $10.00

Income from investment operations
 Net investment income                    .27       .55       .55       .55       .58       .60       .62       .63      .53
 Net gain (loss) on securities
  (both realized and unrealized)         (.07)      .05       .31      (.80)      .60       .43       .55      (.24)     .25
  Total from investment operations        .20       .60       .86      (.25)     1.18      1.03      1.17      .39       .78

Less distributions
 Dividends from net investment income    (.27)     (.55)     (.55)     (.55)     (.58)     (.60)     (.62)    (.63)     (.53)
 Distributions from capital gains          -         -       (.09)     (.06)     (.02)       -         -         -         -
 Distributions from paid-in capital        -         -         -         -         -         -         -       (.09)       -
   Total distributions                   (.27)     (.55)     (.64)     (.61)     (.60)     (.60)     (.62)     (.72)    (.53)

 End of year                           $10.82    $10.89     10.84    $10.62    $11.48    $10.90    $10.47    $9.92    $10.25

Total return                             3.66%(b)  5.62%     8.42%    (2.18)%   11.11%    10.16%    12.11%    3.87%     8.15%

Rations/Supplemental Data
 Net assets, end of period (in 000's)  $54,866   $54,165   $51,131   $52,230   $57,396   $39,291  $25,688   $14,792   $6,619

 Ratio of expenses to average net assets
  Before expense reimbursements           .97%(b)   .98%      1.00%      .97%     .95%      .95%    1.01%     1.64%     2.22% (b
  After expense reimbursements            .97%(b)   .98%(a)    .97%(a)   .95%     .95%      .95%     .91%     .83%      .54% (b)

 Ratio of net investment income to average net assets
  Before expense reimbursements          4.94%(b)  5.03%      5.19%     4.99%    5.21%     5.67%    5.95%     5.35%     4.72% (b)
  After expense reimbursements           4.94%(b)  5.03%      5.22%     5.01%    5.21%     5.67%    6.05%     6.16%     6.40% (b)

 Portfolio turnover                      1.64%    15.16%     17.08%    40.22%   27.77%    18.44%    7.28%    46.57%    21.91%


(a) Ratio of expenses to average net assets after the reduction of custodian fees under a custodian arrangement were .95% in 1997, 1996 and 1995. Prior to 1995, such reductions were reflected in the expense ratios.

(b)  Annualized

(c)  Commencement of Operations

LEAHI TAX-FREE INCOME TRUST

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout the period)



                                     Six Months                                                              November23,
                                        Ended                                                                1988(a) to
                                       March 31,   Years Ended September 30,                                 September 30,
                                       1997    1996     1995     1994     1993     1992    1991   1990   1989    1988**
Net asset value
 Beginning of year                    $13.72   $13.74   $13.24   $14.42   $13.43   $12.97  $12.27 $12.40 $12.34 $12.00

Income from investment operations
 Net investment income                   .35      .70      .71      .69      .71      .74     .74    .79    .66    .49
 Net gain (loss) on securities
  (both realized and unrealized)        (.13)    (.02)     .50    (1.08)    1.03      .50     .70   (.13)   .06    .34
  Total from investment operations       .22      .68     1.21     (.39)    1.74     1.24    1.44    .66    .72    .83

Less distributions
 Dividends from net investment income   (.35)    (.70)    (.71)    (.69)    (.71)    (.74)   (.74)  (.79)  (.66)  (.49)
 Distributions from capital gains         -        -        -      (.10)    (.04)    (.04)     -      -      -      -
   Total distributions                  (.35)    (.70)    (.71)    (.79)    (.75)    (.78)   (.74)  (.79)  (.66)  (.49)

 End of year                          $13.59   $13.72   $13.74   $13.24   $14.42   $13.43  $12.97 $12.27 $12.40 $12.34

Total return                          3.20%(b)   5.05%    9.40%   (2.76)%  13.34%    9.83%  12.12%  5.40%  6.74%  9.07%

Rations/Supplemental Data
 Net assets, end of period (in 000's) $48,391  $47,465  $45,537   43,928  $44,628  $30,950 $20,173 $12,576 $7,104 $5,200

 Ratio of expenses to average net assets .83%(b)  .85%     .83%     .85%     .98%    1.06%   1.09%   .89%  1.19%  1.07%

 Ratio of net investment income to
     average net assets                 5.08%(b) 5.09%    5.30%    5.04%    5.13%    5.60%   5.86%  6.35%  6.06%  6.23%

 Portfolio turnover                     6.83%   17.42%   20.16%   22.05%   12.56%    8.04%  36.78% 31.12% 11.49% 28.16%


(a) Commencement of Operations

(b) Annualized




First Hawaii Municipal Bond Fund

Estimated Annual Post-Acquisition Expenses

Assumption: Average net assets (ANA) during the first year after the acquisition is $100,000,000




Expense Account

Management Fees              500,000    0.50%   Contractual-50 basis points
                                                management fee on ANA up to
                                                $500,000,000

Shareholder Services Costs   100,000    0.10%   Contractual-10 basis points
                                                on ANA paid to First Pacific
                                                Recordkeeping for clerical,
                                                bookeeping and shareholder
                                                services

Fund Accounting               44,000    0.04%   Flat rate @ $3,700 per month

Transfer Agency Fees          49,500    0.05%   3,000 accounts @ $16.50 per
                                                year maintenance fee

Distribution Costs            90,000    0.09%   Percentage of ANA consisten
                                                with Pre-acquistion rate
                                                (subject to increase based
                                                on distributor's costs)

Custody Fees                  17,500    0.02%   Bank of CA fee schedule
                                                (0.2% of ANA up to $50MM;
                                                 0.15% thereafter)

Audit                         25,000    0.03%   Slight increase over
                                                pre-acquisition rate due
                                                to increased assets

Legal                          8,000    0.01%   Average of two prior years
                                                fees;  not expected to increase
                                                significantly

Registration Fees              4,000    0.00%   Not significant

Printing Costs                30,000    0.03%   Double pre-acquisition costs
                                                due to increased number of
                                                shareholders

Directors Fees                 1,600    0.00%   Not significant

   Total Expenses            870,000    0.87%

Custody Fee Credits**        (17,500)  -0.02%

   Net Expenses              852,500    0.85%




** In past years the Fund has been able to eliminate custody fees by earning credits for uninvested cash balances remaining with the custodian. There can be no assurances that this arrangement will remain effective.
In such case the Net Expenses would be increased by the value of the custody credits.

                      FIRST PACIFIC MUTUAL FUND, INC.

                                  PART C

                             OTHER INFORMATION

Item 15.  Indemnification

     The Articles of Incorporation of the Registrant provide that a Director of the Registrant shall have no liability to the Registrant or its stockholders for money damages and the Registrant shall indemnify current and former directors to the extent permitted by governing law. These provisions do not protect a director against any liability to the Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.


Item 16.  Exhibits

Number    Description

1         Charter of the Registrant1/

2         Bylaws2/

3         Not Applicable

4 Agreement and Plan of Reorganization (included as Exhibit A to the Prospectus contained in Part A to this registration statement)

5 Charter, Articles Fifth and Seventh; Bylaws, Articles Second and Third; Articles Supplementary1/2/

6         Investment Advisory Contracts1/

7         Distribution Agreement1/

8         Not Applicable

9         Custodian Agreement3/

10        Rule 12b-1 Distribution Plan3/

11 Opinion and Consent of Counsel as to the legality of the shares being issued.

12        Form of Tax Opinion and Consent of Counsel

13        Not Applicable

14        Consent of Tait, Weller & Baker

15        Not Applicable

16        Not Applicable

17   (a)  Form of Proxy Card

     (b)  Registrant's Rule 24f-2 Declaration

_________________
1/ Incorporated by reference to Registrant's Registration Statement (File Nos. 33-23452 and 811-5631) (the "Registration Statement") and post-effective amendments no. 8 and 11 to the Registration Statement.
2/   Incorporated by reference to the Registration Statement.
3/   Incorporated by reference to post-effective amendment no. 11.


Item 17.  Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus that is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

      (3) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Comission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                SIGNATURES


          As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Honolulu, and State of Hawaii, on the 16th day of May, 1997.

                              FIRST PACIFIC MUTUAL FUND, INC.


                              By: \s\ Terrence K.H. Lee
                                   Terrence K.H. Lee
                                   President


          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



\s\  Terrence K.H. Lee        President, Principal Executive and May 16, 1997
     Terrence K.H. Lee        Financial Officer and Director


\s\  Samuel L. Chesser        Director                 May 16, 1997
     Samuel L. Chesser


\s\  Clayton W.H. Chow        Director                 May 16, 1997
     Clayton W.H. Chow


\s\  Lynden Keala             Director                 May 16, 1997
     Lynden Keala


\s\  Stuart Marlowe           Director                 May 16, 1997
     Stuart Marlowe

                               EXHIBIT INDEX


   Item 16
Exhibit Number                                                         Page

11        Opinion of Counsel

12        Tax Opinion

14        Consent of Tait, Weller & Baker

17(a)          Form of Proxy Card

17(b)          Registrant's Rule 24f-2 Declaration